Form 20-F
period 2023-12-31
ESGL Holdings Ltd
filed 2024-05-16
CIK 1957538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

Date of event requiring this shell company report……………….

Commission File Number: 001-41772

ESGL HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

101 Tuas South Avenue 2

Singapore 637226

(Address of Principal Executive Offices)

Mr. Quek Leng Chuang, Chief Executive Officer

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

Email: queklc@env-solutions.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	ESGL	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	ESGLW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,998,039 ordinary shares and 9,002,331 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by ESGL Holdings Limited, a Cayman Islands business company. Unless otherwise indicated, “we,” “us,” “our,” “ESGL,” the “Group” and similar terminology refer to ESGL Holdings Limited and its subsidiaries. References to “ESGH” and “Environmental Solutions Group Holdings Limited” refer to Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company. References to “S$” refers to the legal currency of Singapore.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this Report may include, for example, statements about:

●	Our business strategies and outcomes;

●	our financial performance following the Business Combination (defined below);

●	government regulations governing business operations, and in particular those governing the environmental industry;

●	macro-economic conditions in Singapore;

●	the impact of the COVID-19 pandemic on our business and the actions we may take in response thereto; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This Report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

INTRODUCTION

We are a holding company primarily operating in Singapore through our subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”). Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “ESGL” refer to ESGL Holdings Limited, a Cayman Islands business company, and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

We completed a merger with Genesis Unicorn Capital Corp., a Delaware corporation (“GUCC”), on August 2, 2023 and ESGL’s ordinary shares and warrants began trading on the Nasdaq Stock Exchange on August 4, 2023. The Company, Genesis Unicorn Capital Corp., a Delaware corporation (“GUCC”), ESGH Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Merger Sub”), and Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“Legacy ESGL”), entered into a Merger Agreement dated as of November 29, 2022 (the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) GUCC reincorporated to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy ESGL, resulting in Legacy ESGL being a wholly owned subsidiary of the Company (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

Further, in this annual report:

●	“$” or “US$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

●	“Amended and Restated Memorandum and Articles of Association” means ESGL’s amended and restated memorandum and articles of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Amended and Restated Articles of Association” means ESGL’s amended and restated articles of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Amended and Restated Memorandum of Association” means ESGL’s amended and restated memorandum of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Board” means the board of directors of the Company.

●	“Business Combination” means the Merger contemplated by the Merger Agreement.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Company” means ESGL Holdings Limited.

●	“Closing” means the closing of the Business Combination.

●	“ESA” means Environmental Solutions (Asia) Pte. Ltd., which was incorporated under the laws of Singapore on May 8, 1999.

●	“ESGH” means Environmental Solutions Group Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 18, 2022.

●	“ESGL” means ESGL Holdings Limited, a Cayman Islands exempt company.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“founder shares” means the 2,156,250 Ordinary Shares issued to the Initial Stockholders at Closing in exchange for the 2,156,250 shares of GUCC Class B common stock issued for an aggregate purchase price of $25,000 in March 2021.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Group” means ESGL and its subsidiaries, including ESGH, ES BVI and ESA.

●	“GUCC” means Genesis Unicorn Capital Corp., a Delaware corporation.

●	“GUCC Class A common stock” or “Class A common stock” means the Class A common stock, $0.0001 par value per share, of Genesis Unicorn Capital Corp.

●	“GUCC Class B common stock” or “Class B common stock” means the Class B common stock, $0.0001 par value per share, of Genesis Unicorn Capital Corp.

●	“GUCC common stock” or “common stock” means shares of GUCC Class A common stock and GUCC Class B common stock, collectively.

●	“IASB” means International Accounting Standards Board.

●	“IFRS” means International Financial Reporting Standards as issued by the IASB.

●	“Initial Stockholders” means the Sponsor and other initial holders of founder shares.

●	“IPO” refers to the initial public offering of 8,625,000 units (including 1,125,000 units as a result of the underwriters’ exercise of its over-allotment option) of GUCC consummated on February 17, 2022.

●	“IRS” means the United States Internal Revenue Service.

●	“Merger” means the transactions contemplated by the Merger Agreement.

●	“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 29, 2022, as may be amended from time to time, by and among ESGL, GUCC, ESGH, and the other parties named therein.

●	“Ordinary Shares” means the ordinary shares, $0.0001 par value per share, of ESGL.

●	“Private Units” means the units issued to the Sponsor in a private placement simultaneously with the closing of IPO, with each unit included one Ordinary Share and one Private Warrant.

●	“Private Warrants” means the warrants included in the Private Units issued to the Sponsor in a private placement simultaneously with the closing of IPO, with each Private Warrant entitling the holder to purchase one Ordinary Share.

●	“Public Warrants” means the public warrants issued in the IPO, with each Public Warrant entitling the holder to purchase one Ordinary Share.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Sellers” means ACM ARRT K LLC and Vellar Opportunities Fund Master, Ltd.

●	“Sponsor” means Genesis Unicorn Capital, LLC, a Delaware limited liability company.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the Group’s Business and Industry

For the two years ended December 31, 2023 and 2022, the Group has incurred operating losses and may incur significant losses for the foreseeable future. The Group may not generate sufficient revenue or become profitable or, if it achieves profitability, it may not be able to sustain it.

For the two years ended December 31, 2023 and 2022, the Group’s net losses were US$94,979,338 and US$2,391,812, respectively. As of December 31, 2023, the Group had an accumulated deficit of US$99,985,928.

Substantially all of the Group’s losses have resulted from approximately US$93.1 million of listing expenses which are non-operational and non-recurring. In the financial year ended December 31, 2022, the Group incurred approximately US$981,000 of Listing Expenses. The Group’s Listing Expenses in the year ended December 31, 2023 mainly arose from the accounting treatment of its share based consideration for the Business Combination and the revaluation of the Forward Purchase Agreement “FPA”. In the previous financial year, the Listing Expenses were mainly professional fees incurred for the Business Combination.

The other major contributor to the net loss were expenses incurred in connection with the depreciation of property, plant and equipment, the purchase of raw materials, employee benefits expenses and its other operating expenses. The Group may continue to incur losses for the foreseeable future as it continues its research and development activities, pursues potential mergers and acquisitions, seeks product certification approvals in the territories it has identified, hires additional personnel, obtains and protects its intellectual property and incurs additional costs for commercialization or to expand its pipeline of waste materials it collects and the circular products it generates from the recycled waste collected from its customers with respect to its waste collection and disposal services.

To become and remain profitable, the Group must increase its operating capacity to treat higher volumes of wastes and succeed in developing and eventually commercializing circular products that can generate sufficient revenue. In that regard, the Group has commenced sales of Fluorspar and Kao Lin, materials generated from the wastes the Group collected.

In addition, the Group has not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the environmental services industry. Because of these numerous risks and uncertainties, the Group is unable to accurately predict the timing or amount of increased expenses or when, or if, it will be able to achieve profitability. Even if the Group achieves profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Its failure to become and remain profitable would depress the value of the Company and could impair the ability of the Company to raise capital, expand its business, maintain its research and development efforts, diversify its products, or even continue its operations. A decline in the value of the Company could also cause you to lose all or part of your investment.

The environmental services industry is highly competitive and includes competitors that may have greater financial and operational resources, flexibility to reduce prices or other competitive advantages that could make it difficult for the Group to compete effectively.

The Group principally competes with waste management companies who collect and dispose the waste the Group needs for its waste management and treatment processes. Competition for waste collection is typically based on factors such as geographic location, quality of services, ease of doing business and/or price. the Group ‘s competitors may have greater financial and operational resources than we do. They could also seek to gain market share by reducing the prices they charge customers, introducing products and solutions that are similar to the Group’s or introducing new technology tools. If the Group were to lose market share or if it were to lower prices to address competitive issues, it could negatively impact the Group’s consolidated financial condition, results of operations and cash flows.

The Group requires a significant amount of capital to fund its operations and growth. If the Group cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

The Group requires a significant amount of capital and resources for its operations and continued growth. The Group expects to make significant investments to develop new operating capabilities and technology, which are fundamental to the Group’s business operations and future growth. However, the Group cannot assure you that these investments will generate the optimal returns, if at all. To date, the Group has historically funded its cash requirements primarily through the issuance of ordinary shares, cash generated by operations and borrowings from banks. If these resources are insufficient to satisfy the Group’s cash requirements, the Group may seek to raise funds through additional equity offering or debt financing or additional bank facilities. The Group’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions. If the Group cannot obtain sufficient capital on acceptable terms to meet its capital needs, the Group may not be able to execute its growth strategies, and the Group’s business, financial condition, and prospects may be materially and adversely affected.

The Group did not meet its original revenue projection for the fiscal year ended 2023.

The projected revenues of the Group for fiscal year 2023 was $11.0 million. The revenues of the Group for the fiscal year ended 2023 was approximately US$6.2 million. The Group did not meet its original 2023 revenue projection mainly due to a combination of several factors. Firstly, the merger with Genesis Unicorn Capital Corp, expected to strengthen the Group’s financial standing, resulted in lower-than-expected proceeds due to unprecedented high redemptions. This unexpected outcome had a notable impact on the Group’s revenue trajectory. Secondly, the Group faced challenges in meeting its funding requirement to enhance technologies and capacity, essential for effectively serving market needs. This limitation hindered the Group’s ability to capitalize on growth and innovation opportunities, consequently affecting revenue generation. Furthermore, geopolitical tensions and market volatility presented additional obstacles to revenue generation efforts. Lower manufacturing activity, potentially influenced by these external factors, led to reduced waste from customers, impacting revenue streams. Lastly, unexpected waste management regulatory changes in Singapore posed operational challenges, particularly in the final quarter of the financial year. Adapting to these regulatory shifts proved to be a complex task, affecting operational efficiency. Therefore, there can be no assurance that the Group’s actual financial results would meet the financial projections and there is a significant likelihood that the Group’s actual financial results over the time periods and under the scenarios covered by the projections would be materially different. At this time, the Group’s management estimates that the impact of the lack of funds for capital investments may continue in the near future and therefore, the Group may not be able to meet its original revenue projections for 2024, 2025 and/or 2026. The Group has not updated its projections due to uncertainties surrounding recent developments, their future outcomes, and their impact on the Group’s projections.

Fluctuations in prices for recyclable waste materials the Group collects from its customers and the circular products that it sells to local and international end users, traders or overseas refiners may adversely affect the Group’s revenue, operating income, and cash flows.

The Group collects a variety of recyclable waste materials from its customers and processes and transforms them into circular products for sale to local and international end users, traders or overseas refiners, and the Group may directly or indirectly receive proceeds from its waste collection services and the sale of circular products. The   Group’s results of operations may be affected by changing prices or market requirements for the recyclable waste materials and the circular products. The resale and purchase prices of, and market demand for, the circular products can be volatile because of changes in economic conditions and numerous other factors beyond the Group’s control. These fluctuations may affect the cost of and demand for the Group’s services and the Group’s future revenue, operating income, and cash flows. For example, a decline in oil prices would have an adverse effect on the Company’s revenue.

The Group is also exposed to inflationary pressures and rising interest rates which may adversely affect the selling price of its circular products. If this causes purchasing demand from the Group’s customers for its circular products to reduce, the selling price of certain of the Group’s circular products such as copper and zinc could drop and reduce its revenue. Inflation has also resulted in higher costs for the maintenance of the Group’s equipment, higher electricity and fuel costs and freight and payroll costs, which had an adverse impact on the Group’s operating profit and operating profit margin. Moreover, certain suppliers who are affected by supply chain inflationary pressures may decide to reduce their production and as a result the volume of industrial waste that is generated and supplied to the Group may be reduced. Similarly, following the general decline in the spending power of consumers, the Group’s waste disposal customers which are mainly semi-conductor companies with products that are used in mobile devices to cars may also decide to reduce their production which in turn would lead to lower volumes of waste being disposed to the Group. Although increasing the selling price of the Group’s circular products could mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way. In addition, efforts to mitigate the effect of inflation through continuous investments in waste treatment processes and software developments to automate, streamline and improve the productivity of the Group’s business operations may not be sufficient.

The Group may not be able to enhance its existing recycling, reuse, disposal and waste treatment solutions and develop new solutions in a timely manner.

The Group’s future operating results will depend, to a significant extent, on its ability to continue to provide efficient and innovative recycling, reuse, disposal and waste treatment services that compare favorably with alternative services on the basis of cost, performance, and customer preferences. The Group’s success in maintaining and growing with its existing customers and attracting new customers depends on various factors, including the following:

●	innovative development of new services for customers;

●	maintenance of quality standards;

●	efficient and cost-effective services; and

●	utilization of advances in technology.

The Group’s inability to enhance its existing services and develop new services on a timely basis could harm its operating results and impede its growth.

The Group’s revenues, earnings and cash flows will fluctuate based on changes in commodity prices, and commodity prices for circular products are particularly susceptible to volatility based on regulations and tariffs that affect its ability to export products.

Enforcement or implementation of foreign and domestic regulations can affect the Group’s ability to export its circular products. In 2017, the Chinese government announced bans on certain scrap materials and begun to enforce extremely restrictive quality and other requirements, which significantly reduced China’s import of recyclables. As of January 1, 2021, China ceased importing virtually all recyclables, including those exported by the Group. Many other markets, both domestic and foreign, have also tightened their quality expectations and limited or restricted the import of certain circular products.

Such trade restrictions have disrupted the global trade of recyclables, creating excess supply and decreasing recyclable commodity prices. The Group has been actively working to identify alternative markets for recycling commodities, but there may not be demand for all of the circular products it produces. The heightened quality requirements have been difficult for the industry to achieve and have driven up operating costs. As prices of circular products have fallen and operating costs have increased, the Group and other recyclers are passing cost increases through to waste collection customers.

Fluctuation in energy prices also affects the Group’s business, including recycling of plastics manufactured from petroleum products. Significant variations in the price of methane gas, electricity and other energy- related products can result in a corresponding significant impact to the Group’s revenue from yield from such operations. Any of the commodity prices to which the Group is subject may fluctuate substantially and without notice in the future.

Acute and chronic weather events, including those brought about by climate change, may limit the Group’s operations and increase the costs of collection, transfer, disposal, and other environmental services it provides.

The Group’s operations could be adversely impacted by extreme weather events, changing weather patterns, and rising mean temperature and sea levels, some of which the Group is already experiencing. The Intergovernmental Panel on Climate Change (“IPCC”), which includes more than 1,300 scientists from the United States and other countries, forecasts a temperature rise of 2.5° to 10° Fahrenheit over the next century. Changing weather patterns   and rising temperatures are expected to result in more severe heat waves, fires, storms, and other extreme weather events. Any of these extreme weather events such as flash flooding in Singapore could significantly decrease the volume of waste material the Group collects from its waste disposal customers and suppliers of industrial waste as they may be required to temporarily cease or suspend their business activities, thereby reducing the volume of waste they generate. Other than the Group’s customers and suppliers, such adverse weather conditions may also result in the temporary suspension of the Group’s business operations, ability to utilize the Group’s normal commercial channels and supply chain, and the incursion of significant costs to repair its fixtures, equipment and property, all of which could significantly affect the Company’s operating results during those periods.

The Group’s businesses are subject to operational and safety risks.

Providing waste management, treatment and recycling services to the Group’s customers involves risks such as equipment defects, malfunctions and failures and natural disasters, which could potentially result in releases of hazardous materials, damage to or total loss of the Group’s property or assets, injury or death of the Group’s employees or a need to shut down or reduce operations of the Group’s facilities while remedial actions are undertaken. The Group’s employees and logistics providers, when necessary, often work under potentially hazardous conditions. These risks expose the Group to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption and property damage or destruction. The Group must also maintain a solid safety record in order to remain a preferred supplier to its major customers. While the Group seeks to minimize its exposure to such risks primarily through entering and maintaining various insurance policies in relation to the business, operations, employees and assets of ESA, such actions and insurance may not be adequate to cover all of the Group’s potential liabilities which could negatively impact its results of operations and cash flows.

The Group’s insurance coverage and self-insurance reserves may be inadequate to cover all significant risk exposures, and increasing costs to maintain adequate coverage may significantly impact the Group’s financial condition and results of operations.

The Group carries a range of insurance policies intended to protect its assets and operations, including general liability insurance, property damage, business interruption and environmental risk insurance. While the Group endeavors to purchase insurance coverage appropriate to its risk assessment, it is unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages, and as a result the Group’s insurance program may not fully cover itself for losses it may incur.

As a result of a number of catastrophic weather and other events, insurance companies have incurred substantial losses and in many cases they have substantially reduced the nature and amount of insurance coverage available to the market, have broadened exclusions and/or have substantially increased the cost of such coverage. If this trend continues, the Group may not be able to maintain insurance of the types and coverage it desires at reasonable rates. A partially or completely uninsured claim against the Group (including liabilities associated with cleanup or remediation), if successful and of sufficient magnitude, could have a material adverse effect on the Group’s business, financial condition and results of operations. Any future difficulty in obtaining insurance could also impair the Group’s ability to secure future contracts, which may be conditional upon the availability of adequate insurance coverage. In addition, claims associated with risks for which the Group is to some extent self-insured (property, workers’ compensation, employee medical, comprehensive general liability and vehicle liability) may exceed the Group’s recorded reserves, which could negatively impact future earnings.

The Group may have environmental liabilities that are not covered by its insurance. Changes in insurance markets also may impact its financial results.

The Group may incur environmental liabilities arising from its operations or properties. The Group maintains high deductibles for its environmental liability insurance coverage. If the Group was to incur substantial liability for environmental damage, its insurance coverage may be inadequate to cover such liability. This could have a material adverse effect on the Group’s consolidated financial condition, results of operations and cash flows.

Also, due to the variable condition of the insurance market, the Group has experienced, and may experience in the future, increased insurance retention levels and increased premiums or unavailability of insurance. As the Group assumes more risk for insurance through higher retention levels, the Group may experience more variability in its insurance reserves and expense.

The Group depends on key personnel who would be difficult to replace, and its business will likely be harmed if it loses their services or cannot hire additional qualified personnel.

The Group’s success depends, to a significant extent, upon the continued services of its current management team and key personnel. The loss of one or more of its key executives or employees could have a material adverse effect on its business. The Group does not maintain “key person” insurance policies on the lives of any of its executives or any of its other employees. The Group employs all of its executives and key employees on an at-will basis, and their employment can be terminated by the Group or them at any time, for any reason, and without notice, subject, in certain cases, to severance payment rights.

The Group’s success also depends on its ability to attract, retain, and motivate additional skilled management personnel. The Group plans to continue to expand its work force to continue to enhance its business and operating results. The Group believes that there is significant competition for qualified personnel with the skills and knowledge that it requires. Many of the other companies with which the Group competes for qualified personnel have substantially greater financial and other resources than the Group does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which the Group has to offer. If the Group is not able to retain its current key personnel or attract the necessary qualified key personnel to accomplish its business objectives, it may experience constraints that will significantly impede the achievement of its business objectives and its ability to pursue its business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as the Group expects, and the Group may be unable to hire or retain sufficient numbers of qualified individuals. If the Group’s recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, the Group’s business will be harmed.

General economic conditions can directly and adversely affect revenues for environmental services and the Group’s income from operations margins.

The Group’s business is directly affected by changes in national and general economic factors that are outside of the Group’s control, including consumer confidence, interest rates and access to global markets. A weak economy generally results in decreases in volumes of waste generated, which negatively impacts the ability to grow through new business or service upgrades, and may result in customer turnover and reduction in the waste service needs of the Group’s customers and the demand for circular products from end users, traders or overseas refiners. Consumer uncertainty and the loss of consumer confidence may also reduce the number and variety of services and/or circular products requested by customers. This decrease in demand can negatively impact commodity prices and the Group’s operating income and cash flows.

The Group could become involved in litigation matters that may be expensive and time consuming, and, if resolved adversely, could harm its business, financial condition, or results of operations.

Although the Group is not currently involved in any litigation matters, any such litigation to which it is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or the Group may decide to settle lawsuits on similarly unfavorable terms. Any negative outcome could result in payments of substantial monetary damages or fines, or changes to the Group’s products or business practices, and accordingly the Group’s business, financial condition, or results of operations could be materially and adversely affected.

The Group could be required to make immediate repayment of certain of its outstanding debt with financial institutions.

As of December 31, 2023, the Group has certain borrowings with outstanding balances of approximately US$5.7 million classified as current liabilities, as the relevant loan agreements the Group entered into with the lenders provide them discretion to demand immediate repayment of the outstanding balances from us. In addition, as of the date of this annual report, the Group had obtained waivers from the relevant lenders in relation to certain terms and conditions under the relevant loan agreements in connection with the closing of the Business Combination, except for Term Loan IV with an outstanding balance of approximately S$499,000 (US$378,000) as of December 31, 2023 from the relevant bank (the “Relevant Bank”). On July 20, 2022, the Group had obtained a written consent from the Relevant Bank for, among other things, the undertaking of a proposed restructuring of the Group. Subsequently on January 17, 2023, the Group had requested a waiver from the Relevant Bank for the closing of the Business Combination. As of the date of this annual report, the Group had not obtained the waiver or any notice from the Relevant Bank objecting, disagreeing to the matter or demanding any immediate repayment of Term Loan IV in connection with the closing of the Business Combination.

Notwithstanding the above, the lenders could demand immediate repayment of the outstanding balances from the Group for the borrowings classified as current liabilities and it may be unable to repay, negotiate, extend or refinance the bank borrowings on favorable terms or at all, which may have a material adverse effect on its business, results of operations and financial position. If the Group fails to repay certain of the bank borrowings, some lenders could enforce their security interests under the relevant loan agreements and take possession of the Group’s leasehold land and buildings where it operates its business, thereby resulting in a material adverse effect on the Group’s business, results of operations and financial condition. See Note 17 to the Group’s financial statements for further information on the Group’s outstanding debt with financial institutions.

The Group’s strategy includes an increasing dependence on technology in its operations. If any of its key technology fails, its business could be adversely affected.

The Group’s operations are increasingly dependent on technology. The Group’s information technology systems are critical to its ability to drive profitable growth, implement standardized processes and deliver a consistent customer experience. Problems with the operation of the information or communication technology systems it uses could adversely affect, or temporarily disable, all or a portion of the Group’s operations. Inabilities and delays in implementing new systems can also affect its ability to realize projected or expected revenue or cost savings. Further, any systems failures could impede its ability to timely collect and report financial results in accordance with applicable laws.

Emerging technologies represent risks, as well as opportunities, to the Group’s current business model. The costs associated with developing or investing in emerging technologies could require substantial capital and adversely affect the Group’s results of operations and cash flows. Delays in the development or implementation of such emerging technologies and difficulties in marketing new products or services based on emerging technologies could have similar negative impacts. The Group’s financial results may suffer if it is not able to develop or license emerging technologies, or if a competitor obtains exclusive rights to an emerging technology that disrupts the current methods used in the environmental services industry.

A cyber security incident could negatively impact the Group’s business and its relationships with customers.

The Group uses information technology, including computer and information networks, in substantially all aspects of its business operations. The Group also use mobile devices, social networking and other online activities to connect with its employees and its customers. Such uses give rise to cyber security risks, including security breach, espionage, system disruption, theft and inadvertent release of information. The Group’s business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ personal information, private information about employees, and financial and strategic information about the Group and its business partners. In connection with its strategy to grow through acquisitions and to pursue new initiatives that improve its operations and cost structure, the Group is also expanding and improving its information technologies, resulting in a larger technological presence and corresponding exposure to cyber security risk. If the Group fails to assess and identify cyber security risks associated with acquisitions and new initiatives, it may become increasingly vulnerable to such risks. Additionally, while the Group has implemented measures to prevent security breaches and cyber incidents, its preventive measures and incident response efforts may not be entirely effective. Also, the regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. This changing regulatory landscape may cause increasingly complex compliance challenges, which may increase the Group’s compliance costs. Any failure to comply with these changing security and privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with the Group’s information technology systems or the technology systems of third parties on which it relies, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage.

The Group may be subject to intellectual property claims that create uncertainty about ownership of technology essential to its business and divert its managerial and other resources.

The Group can provide no assurance that third parties will not claim infringement by it with respect to its current or future services, trademarks, or other proprietary rights. The Group’s success depends, in part, on its ability to protect its intellectual property and to operate without infringing the intellectual property rights of others in the process. There can be no assurance that any of its intellectual property will be adequately safeguarded or that it will not be challenged by third parties. The Group may be subject to intellectual property infringement claims that would be costly to defend, could limit its ability to use certain critical technologies, and may divert its technical and management personnel from their normal responsibilities. The Group may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause the Group to pay substantial damages, including treble damages, if it willfully infringes and also could increase the risk of its patent applications not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Group’s confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation. If these results are perceived to be negative, it could have an adverse effect on the Group’s business.

Changes in policies imposed by governments may impact on the availability and costs of employing non-Singapore workers.

The Group is dependent on non-Singapore workers for its business operations. The Group’s ability to meet its labor requirements for operational needs is subject to various factors, including changes in the labor policies of such foreign workers’ countries of origin or the policies imposed by Ministry of Manpower (“MOM”) in Singapore. The Group is therefore vulnerable to any shortage in the supply of foreign workers and any increase in the cost of foreign labor, the occurrence of which would adversely affect its business and financial performance.

Government policies affecting labor costs include, inter alia, the new progressive wage model (“PWM”) and foreign worker levies. Changes in these policies may lead to an increase in the Group’s labor costs which may result in its business, financial condition and results of operations being materially and adversely affected. The Group is subject to foreign worker levies for the foreign workers it hires. The Group paid foreign worker levies in the amount of US$168,137 and US$97,703 for the two fiscal years ended December 31, 2023 and 2022, respectively.

The foreign worker levies applicable to the Group will differ according to the percentage of the Group’s total workforce comprising of foreign workers. As of April 16, 2024, approximately 64.7% of the Group’s  total workforce is comprised of foreign workers for whom it might have to pay such foreign worker levies. Further, the criteria for applying for certain foreign work permits will be tightened moving forward and there will be increase in foreign worker levies. There is no assurance that the Singapore Government will not further increase the levy rates in future, and if they do so, the Group may face a significant increase in labor costs.

In January 2022, the National Environment Agency (“NEA”) and MOM announced a new waste management PWM with a six (6) year schedule of sustained PWM wage increases from 2023 to 2028 and a mandatory annual PWM bonus for eligible workers from January 2024. Under the new PWM wage schedule, the monthly baseline wage of an entry-level waste collection crew worker is expected to increase from S$2,210 in 2023 to S$3,260 in 2028 or possibly sooner. The implementation of and revisions to the PWM has increased the Group’s labor costs and there is no assurance that the Singapore government will not revise the PWM to further increase the base salaries beyond 2028.

The Group is exposed to environmental liability.

The Group’s business operations are subject to environmental laws and regulations in Singapore, in particular on the disposal and treatment of industrial and toxic waste and obligations to protect public health and the environment. While the Group has not had any material non-compliance with applicable environmental laws and regulations to date, there is no assurance that it will continue to be in compliance with all the applicable laws and regulations, and the Group may incur additional costs in complying with such laws and regulations. Any violation of the relevant environmental laws and regulations may lead to substantial fines, costs for implementation of preventive or corrective measures, clean-up costs or even suspension of operations that could materially and adversely affect the Group’s business, operations, financial performance, financial condition, results of operations and/or prospects.

The Group is exposed to the risk of non-renewal, non-granting or suspension of its licenses, permits and accreditations that are required to operate its business.

The waste management industry in Singapore in which the Group operates in is highly regulated. The Group’s licenses and registrations are subject to periodic renewal by the relevant government authorities and are generally subject to a variety of conditions which are stipulated either within the licenses and registrations themselves, or under the particular laws and/or regulations issued by the competent authorities. Failure to comply with such conditions, laws or regulations could result in the revocation, non-renewal or downgrade of the relevant licenses, permits or accreditations and/or imposition of penalties. In such an event, the Group’s business and financial performance will be adversely affected.

Developments in the social, political, regulatory and economic environment in the country where the Group operates, may have a material and adverse impact on the Group.

The Group’s business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in the country in which the Group operates. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, all of the Group’s current operations are located in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect the Group’s business, financial condition, results of operations and prospects.

Disruptions in the international trading environment may seriously decrease the Group’s international sales outside Singapore.

The success and profitability of the Group’s international activities depends on factors such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which the Group sells its services, as well as the political and economic relationships in Singapore where the Group sources waste materials and jurisdictions where the Group’s end users, traders or overseas refiners are located. As a result, the Group’s sales are vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for the Group’s products, which could impact its business, financial condition and results of operations.

Many of the economies in Asia are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in the Group’s profitability.

While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures, and the rate of growth is slowing down. The economy in Singapore and globally has experienced general increases in certain operating costs and expenses, such as employee compensation and office operating expenses, as a result of higher inflation. Average wages in Singapore are expected to continue to increase and the Group expects that its employee costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its employee costs or pass them on to its clients, the Group’s financial condition, and results of operations may be adversely affected.

As governments in Asia (and worldwide) take steps to address current inflationary pressures, there may be significant changes in the availability of bank credit, commercial reasonability of interest rates, limitations on loans, restrictions on currency conversions and foreign investment rules, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Asia (and worldwide) and accordingly weaken investor confidence, thus adversely impacting economic growth and causing decreased economic activity, which in turn could lead to a reduction in demand for the Group’s products and services, and consequently have a material adverse effect on the Group’s businesses, financial condition and results of operations. Conversely, more lenient government policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect the Group’s business. There also may be imposition of price controls. If prices for the Group’s waste disposal services and/or circular products rise at a rate that is insufficient to compensate for the rise in the costs of supplies and operations, it may have an adverse effect on the Group’s profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

Cayman Islands economic substance requirements may have an effect on the Group’s business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands (“ES Act”) that came into force on 1 January 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test set out in the ES Act.

Risks Relating to our Securities

Currently, our Ordinary Shares and Warrants are listed on Nasdaq Capital Market. However, there may not be enough liquidity in such market to enable shareholders to sell their securities.

Currently, our Ordinary Shares and Warrants are listed on Nasdaq Capital Market. If a public market for our securities does not develop, investors may not be able to re-sell their Ordinary Shares or Warrants, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in us will lead to the development of an active, liquid trading market. The trading price of and demand for the Ordinary Shares and the development and continued existence of a market and favorable price for the Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results, and prospects of the Group, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings, and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Ordinary Shares of the Group to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Ordinary Shares. Many of these factors and conditions are beyond the control of the Group or the shareholders.

We do not anticipate that we will pay dividends on our Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of Ordinary Shares.

We intend to retain any earnings to finance the operation and expansion of its business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, in the future we may enter into agreements that prohibit or restrict its ability to declare or pay dividends on our Ordinary Shares. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of such shares increases.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. The Group conducts most of its operations in Singapore and substantially all of its operations outside of the United States. Substantially all of the Group’s assets are located outside of the United States. In addition, all of our senior executive officers reside outside the United States. Substantially all of the assets of these persons are located outside the United States. As of the date of this annual report, there are no officers, directors, or director nominees residing in China or Hong Kong, except for Lim Boon Yew Gary, who is one of our independent directors and resides in Hong Kong. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money; (2) made by a court of competent jurisdiction over the parties and the subject matter; (3) between the same parties on an identical issue; (4) final and conclusive on the merits; and (5) not impeachable according to the rules on conflicts of laws of Hong Kong. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; or (c) its enforcement or recognition would be contrary to the public policy of Hong Kong. It will be costlier and more time-consuming for the investors to effect service of process outside the United States, or to enforce judgments obtained from the U.S. courts in the courts of the jurisdictions where our directors and officers reside. For example, to enforce a foreign judgment in Hong Kong, the applicant will be required to apply to the Hong Kong High Court to enforce a foreign judgment (the “Application”) for which the applicant will be required to (i) engage a local counsel to facilitate or prepare the Application; and (ii) go through the standard litigation process to sue on the judgment as a debt. In addition, a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may also not be enforceable in or recognized by the courts of the jurisdictions where our directors and officers reside.

Furthermore, as of the date of this annual report, most of officers, directors, or director nominees reside in Singapore. It is possible that the Singapore courts may not (i) recognize and enforce judgments of courts in the United States, based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States (ii) enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may be enforced as a debt in the Singapore courts under the common law as long as it is (i) from a court of competent jurisdiction in the United States and (ii) final and conclusive on the merits under the laws of the United States. Additionally, the court where the judgment was obtained must have had international jurisdiction over the party sought to be bound in the local proceedings. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Comparison of Stockholders’ Rights — Enforceability of Civil Liabilities under the U.S. Securities Laws.”

Our share price may be volatile and could decline substantially.

The market price of our Ordinary Shares may be volatile, both because of actual and perceived changes in our financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other waste management companies;

●	announcements by us or our competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of our Ordinary Shares in the public market;

●	the release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Singaporean economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our Ordinary Shares price and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our Ordinary Shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us, demand for our Ordinary Shares could decrease, which might cause the share price and trading volume to decline.

Our Amended and Restated Memorandum and Articles of Association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the Ordinary Shares.

The Amended and Restated Memorandum and Articles of Association contains provisions to limit the ability of others to acquire control of us or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of us in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of the Ordinary Shares may be materially and adversely affected.

If the benefits of the Business Combination do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

The market price of our securities may decline as a result of the Business Combination if:

●	we do not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

●	the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of declining share prices.

Risks Relating to Operating as a Public Company

Although as a foreign private issuer, ESGL is exempt from certain corporate governance standards applicable to US domestic issuers, if ESGL cannot continue to satisfy, the continued listing requirements and other rules of Nasdaq, ESGL’s securities may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.

ESGL’s securities currently list on Nasdaq. ESGL cannot assure you that its securities will continue to be listed on Nasdaq. In order to maintain its listing on Nasdaq, ESGL is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements.

On October 24, 2023, the Company received notification letters dated October 24, 2023, from the Staff of Nasdaq (the “Staff”) notifying the Company that (i) the minimum bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”), and (ii) the Company’s Minimum Market Value of Publicly Held Shares (“MVPHS”) was less than $5,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(D), Nasdaq provided the Company with 180 calendar days, or until April 22, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule and the MVPHS Rule. If at any time during the Compliance Period, the closing bid price per share is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the Minimum Bid Price Rule and the matter will be closed. If at any time during the Compliance Period, the Company’s MVPHS closes at $5,000,000 or more for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the MVPHS Rule and the matter will be closed. In the event the Company does not regain compliance with the Minimum Bid Price Rule by April 22, 2024, the Company may be eligible for additional time. To qualify, the Company must submit, no later than April 22, 2024, an on-line transfer application and submit a non-refundable $5,000 application fee. On May 1, 2024, the Company was notified by the Staff that the Staff granted the Company’s request to transfer the listing of its ordinary shares, from the Nasdaq Global Market to the Nasdaq Capital Market, and that Nasdaq granted the Company’s request for a second 180-calendar day period, or until October 21, 2024 (the “Second Compliance Period”), to regain compliance with the $1.00 bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2). To regain compliance with such minimum price requirement, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. The transfer of the listing of the ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market has taken effect with the open of business on May 3, 2024. The Company intends to closely monitor the closing bid price for its ordinary shares and consider all available options to timely remedy the bid price deficiency. If at any time during the Second Compliance Period, the closing bid price of the ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide the Company with written confirmation of compliance and the matter will be closed, unless the Staff exercises its discretion to extend this ten-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(F). The Company can give no assurance that it will regain or demonstrate compliance during the Second Compliance Period. If the Company is not able to demonstrate compliance with the minimum bid price requirement by October 21, 2024, or the Company does not comply with the terms of the extension, the Staff will provide written notification to the Company that the ordinary shares will be delisted. At that time, the Company may appeal the Staff’s determination to the Nasdaq Hearings Panel (the “Panel”). The Company’s appeal request would stay any delisting action by the Staff at least pending a hearing before the Panel and the expiration of any extension that may be granted by the Panel to the Company following the hearing. The Company has provided written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary.

If Nasdaq subsequently delists its securities from trading, ESGL could face significant consequences, including:

●	a limited availability for market quotations for its securities;

●	reduced liquidity with respect to its securities;

●	a determination that the Ordinary Shares are a “penny stock,” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

ESGL’s management team has limited experience managing a public company.

The members of ESGL’s management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it is subject to relating to reporting, procedures and internal controls after ESGL becomes a publicly-traded company. These new obligations and scrutiny will require significant attention from management and could divert their attention away from the day-to-day management of the Group’s business, which could adversely affect its business, financial condition and operating results.

If ESGL fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, ESGL may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of Ordinary Shares may be materially and adversely affected.

ESGL is subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that ESGL include a report from management on the effectiveness of ESGL’s internal controls over financial reporting in ESGL’s annual report on Form 20-F beginning with ESGL’s annual report in ESGL’s second annual report on Form 20-F after becoming a public company. In addition, once ESGL ceases to be an “emerging growth company” as such term is defined in the JOBS Act, ESGL’s independent registered public accounting firm must attest to and report on the effectiveness of ESGL’s internal controls over financial reporting. Moreover, even if ESGL’s management concludes that ESGL’s internal controls over financial reporting is effective, ESGL’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with ESGL’s internal controls or the level at which ESGL’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from ESGL. In addition, ESGL’s reporting obligations may place a significant strain on ESGL’s management, operational and financial resources and systems for the foreseeable future. ESGL may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing ESGL’s internal control procedures, in order to satisfy the requirements of Section 404, ESGL may identify weaknesses and deficiencies in ESGL’s internal control over financial reporting. If ESGL fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, ESGL may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if ESGL fails to achieve and maintain an effective internal control environment, it could result in material misstatements in ESGL’s financial statements and could also impair ESGL’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, ESGL’s businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose ESGL to increased risk of fraud or misuse of corporate assets and subject ESGL to potential delisting from the stock exchange on which ESGL lists, regulatory investigations and civil or criminal sanctions. ESGL may also be required to restate its financial statements from prior periods. ESGL will incur increased costs as a result of being a public company.

ESGL is a public company and expects to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, ESGL needs to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and ESGL may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, ESGL will incur additional costs associated with its public company reporting requirements. It may also be more difficult for ESGL to find qualified persons to serve on its Board of Directors or as executive officers.

After ESGL is no longer an “emerging growth company,” ESGL may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

If ESGL ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, ESGL will be exempt from the rules under the Exchange Act prescribing the furnishing and content of annual report, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. ESGL currently prepares its financial statements in accordance with IFRS. ESGL will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as the Company’s financial statements are prepared in accordance with IFRS as issued by the IASB. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because ESGL is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

ESGL’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of ESGL’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of ESGL, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. ESGL, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that ESGL’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against ESGL’s directors, actions by ESGL’s minority shareholders and the fiduciary duties of ESGL’s directors to ESGL under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of ESGL’s shareholders and the fiduciary duties of ESGL’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against ESGL or ESGL’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against ESGL or ESGL’s directors or officers predicated upon the securities laws of the United States or any state in the United States. It may be difficult or impossible for you to bring an action against ESGL or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against ESGL’s assets or the assets of ESGL’s directors and officers.

Shareholders of Cayman Islands exempted companies like ESGL have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. ESGL’s directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, ESGL’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by ESGL’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

ESGL may be a “passive foreign investment company,” or “PFIC”, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material U.S. Federal Income Tax Considerations for U.S. Holders”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was formed to serve as a holding company for Legacy ESGL and GUCC after consummation of the Business Combination contemplated by the Merger Agreement. The Company, a Cayman Islands exempted company, was formed on November 18, 2022. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The Company’s principal executive office is located at 101 Tuas South Avenue 2 Singapore 637226, and its telephone number is +65 6653 2299.

On August 3, 2023 the parties consummated the Business Combination, and an aggregate of 3,922,961 shares of common stock of GUCC were redeemed. On July 27, 2023, GUCC, the Company, and Legacy ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Seller”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Seller assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC. The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination.

ESGH is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. ESGH has no substantive operations other than holding all of the issued shares of Environmental Solutions Asia Holdings Limited (“ES BVI”), a holding company incorporated under the laws of the British Virgin Islands on June 29, 2022. On August 5, 2022, as part of a reorganization, ES BVI acquired the entire equity interest in ESA, which was incorporated under the laws of Singapore on May 8, 1999, from its shareholders, namely Quek Leng Chuang, Law Beng Hui, Chem Integrated Management Pte. Ltd., LV Capital Holdings Limited, Ling Sheng Hwang, Ling Sheng Chung, Lim Suat Bee, Julie and other shareholders, and as consideration, ES BVI allotted and issued its ordinary shares to the aforementioned shareholders in the same proportion as their respective shareholdings in ESA. Upon completion of such reorganization, ESA became a wholly-owned subsidiary of ES BVI.

B.	Business Overview

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, ESGL conducts all of its operations through its operating entity incorporated in Singapore, ESA.

ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. ESA currently has two revenue streams, from: (i) services income which is primarily comprised of the fees it charges its customers for waste collection and disposal services, which fees are similar to those charged by ESA’s competitors, and (ii) the sales and trading of ESA’s circular products that are made and processed from the recycled waste collected from its customers with respect to its waste collection and disposal services, which ESA believes makes ESA a unique and environmentally friendly offering in the marketplace.

A fundamental tenet of ESA is that waste is a resource to be reused, repurposed and recirculated. ESA believes that this mindset of creating commodities from waste sets itself apart from the linear traditional waste industry participants, which largely only generate income from the collection, destruction and disposal of post-collection waste. This philosophy is ingrained and reflected in ESA’s business operations where it utilizes renewable energy and by-products produced from ESA’s waste treatment process to reduce its own operating costs. In line with this mindset, ESA’s primary business focus is the conversion and processing of industrial waste (that would otherwise be unused in the waste recycling process) into circular products such as pyrolysis oil, diesel, metals such as nickel, zinc, copper, silver, gold, minerals such as lime (calcium hydroxide) and fluorspar (calcium fluoride), and chemicals such as hydrochloric acid, sulfuric acid, and calcium chloride. ESA then sells these converted circular products to local and international end users, traders or overseas refiners who require the circular products for their own commercial use or for further processing including manufacturing and galvanizing purposes.

Competitive Strengths

Unique Approach to Waste Management

ESA believes its mindset of creating commodities from waste sets it apart from linear traditional waste industry participants, which place emphasis on the destruction and disposal of waste. Like traditional waste management industry participants, ESA collects industrial waste from customers for a fee. Unlike its competitors, ESGL seeks to convert the waste it collects into circular products, which it can sell to its customers as raw materials to be circulated back into supply chains or to suppliers of raw materials.

In addition, ESA has developed sustainable waste management techniques that allow it to generate and capture renewable energy such as heat energy, water, and chemicals which is used by ESA to reduce its own net energy and resource consumption. Indeed, as focus on sustainability continues to increase globally, ESA believes its sustainable waste management techniques will help its customers meet environmental sustainability targets, such as Singapore’s “Zero Waste to Landfill” program for large manufacturing, petrochemical, pharmaceutical and semiconductor companies, which program seeks to significantly reduce waste from such companies being sent to landfills rather than being recycled into other products and energy resources.

Furthermore, ESA’s circular products are considered sustainably sourced as they are made from recycled waste ESA collects from its customers. In the case of waste plastics conversion to ESA’s circular pyrolysis oil solution, called NewOil, this process is certified by the International Sustainability and Carbon Certification system (“ISCC”), thereby confirming ESA’s information and reporting as credible and reliable. ESA believes that the ISCC certification confirms that by offering this unique brand proposition which allows ESA’s customers to meet their environmental targets, ESA may sometimes be able to charge a premium for some of its services, when compared to traditional industrial waste management plants or other raw commodities manufacturers.

Sustainable & Renewable Energy Technologies

ESA owns and operates an industrial waste management plant in Singapore that uses waste wood gasification and solar energy for the thermal treatment processing of industrial waste. In order to harness the solar energy for the thermal treatment of industrial waste, ESA currently has 640kWp photovoltaic panels (also known as solar panels) installed in its plant building. ESA also owns and operates a commercial plant in Singapore to supply ISCC PLUS-certified circular pyrolysis oil made from waste plastics in Singapore.

These systems and engineering designs result in a low carbon footprint, whereby ESA generates only a minimal amount of by-product waste. In 2023, ESA only sent 5 to 8% of the waste it collected to the landfill. This is in deep contrast to most of ESA’s competitors who typically focus on processing waste through destructive methods and any by-product waste generated would be disposed of in the landfill.

Experienced Management Team

The Group’s core executive and management team, which consists of Mr. Quek Leng Chuang, Mr. Law Beng Hui, Mr. Ho Shian Ching and Mr. Lee Meng Seng, has amassed approximately a combined 100 years of relevant experience in waste management and the chemical supply chain and general management, including but not limited to corporate and financial management and services. The Company is led by its two executive directors, Mr. Quek Leng Chuang and Mr. Law Beng Hui. Mr. Quek, ESGL’s Chief Executive Officer and Chairman of ESGL’s board of directors, has over 30 years of experience in the waste management industry. In addition, Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with Elite Infantry Division. He continued service honorably in the reserve until 2016, and attained the rank of Lieutenant Colonel. Mr. Law, the Company’s Chief Growth and Sustainability Officer, has over 20 years of experience in business strategy, brand portfolio and marketing management, including roles at Diageo plc and WPP plc.

Growth Strategy

Continue to invest in and develop new operating capabilities, technology, and carbon credits

In order to increase the types of industrial waste that ESA can process and reuse, if funds are available, it plans to add new operating lines to increase its sludge thermal processing capacity, acquire additional reactors, filter presses and auxiliaries to increase its spent acid processing capacity, enhance its capacity to process and convert waste plastics per year into oil, and to build a high temperature hazardous waste treatment system  .

In particular, ESGL believes this treatment system will help ESA further develop its ability to capture and sell both carbon and plastic credits. The Singapore government has set a fixed price on both carbon and plastic credits and the Company intends to collaborate with a carbon consulting company for quantifying, measuring, verifying and monetizing any such credits that are generated from its planned treatment system.

ESGL also plans to invest in technologies that it believes will help ESA extract more value from waste. In addition, ESGL has begun to interface with think tanks and start-ups that may develop cutting-edge technologies that would benefit the Group’s business growth. As part of ESGL’s growth strategy, it has already begun to collaborate with a technology start-up which is a spin-off company of Nanyang Technological University in Singapore (Nanomatics Pte Ltd), to commercialize the conversion of syngas (from waste plastic pyrolysis) into carbon nanotubes and hydrogen.

On May 18, 2023, ESA entered into the joint development agreement (the “JDA”) with Nanomatics Pte Ltd. (“NMT”) for a term of two years. ESA has developed a proprietary FR-3 Pyrolysis Technology, which converts waste plastic to circular pyrolysis oil while NMT has developed the THERMO-CVD Process Technology, which converts plastic waste to carbon nanotubes and hydrogen. The main objective of the JDA is to further develop NMT’s THERMO-CVD Process Technology at ESA’s pilot plant facility to produce carbon nanotubes and hydrogen from waste plastic and the synthetic gas generated from ESA’s FR-3 Pyrolysis Technology (the “Joint Development Program”).

Upon production of the carbon nanotubes in the pilot phase meeting the minimum standards of quality and costs of the parties, the parties may discuss the possibility of NMT granting a license to ESA to use their THERMO-CVD Process Technology in Southeast Asia and if so, the parties may negotiate the terms and conditions of such license agreement in good faith.

During a period of six months following completion of the pilot phase for the initial performance of the Joint Development Program, if one party seeks to commercialize the THERMO-CVD Process Technology by leveraging the improvements or intellectual property created under the JDA, then the parties may notify the other and negotiate in good faith on an exclusive basis, for a period of up to 60 days following such notification, with a view for both parties to participate in the said commercialization (which negotiations could include the possible formation of a joint venture arrangement).

Mergers and Acquisitions

In addition to the long-term, organic growth strategies discussed above, ESGL intends to opportunistically acquire companies to expand its core technologies and introduce the Group to potential new client bases. For example, ESGL may acquire a waste transportation company to bolster the Group’s waste collection clients, and/or additional recycling or waste treatment facilities in order to achieve economies of scale, and ideally as a result, lower overall operating costs.

Overseas Market Expansion

Currently, the bulk of the Group’s revenue is generated in the Singapore market. However, ESGL believes the Group’s sustainable and unique business model can be expanded to several international markets. For example, Batam, Indonesia is a free trade city that borders Singapore, with a population of 1.4 million people and several clusters of industrial parks with multi-national corporation manufacturers. However, the Group believes that there are no hazardous waste facilities in Batam, and that all hazardous waste collections are shipped to West Java, Indonesia for treatment. By simply removing the transportation cost for such waste, ESGL believes that its potential expansion in Batam will be an excellent demonstration of the efficacy and sustainability of its business model for waste management in markets outside its original operating jurisdiction.

Product & Service Quality and Safety

ESA’s waste management operations are ISO 14001:2015 certified. All of ESA’s operating procedures are documented and the associated risks of each business activity is reviewed at least annually, and updated where necessary. To ensure ESA’s waste collection procedures are followed correctly, ESA provides operator training to our operator staff and this training is conducted by our safety and production managers.

In addition to ESA’s waste collection procedures, its waste treatment and conversion processes are also ISO 9001: 2015 certified and we follow strict operational procedures in the treatment and conversion of waste. Moreover, ESA ensures its circular products meet its quality control standards with the support of its in-house laboratory. More recently, ESA’s business operations involved in the conversion of waste plastics into oil have complied with the requirements of the certification systems of ISCC Plus (International Sustainability and Carbon Certification). These certifications and qualifications are renewed annually, with the provision of regular training to ESA’s management team and employees being an integral requisite. ESA’s workplace safety and health procedures are certified as Bizsafe Level 3, as issued by the Workplace Safety and Health Council in Singapore.

Suppliers and Logistics Providers

In addition to the waste generated by ESA’s customers, ESA purchases industrial waste from suppliers, such as companies from the biomedical, pharmaceutical, electronics, semiconductors, electroplating, and petrochemicals industries. ESA also has suppliers that provide it with certain equipment such as bins, containers for waste, machine parts, as well as other auxiliary equipment used in ESA’s waste generation plant and laboratory that is essential to ESA’s business operations.

For the year ended December 31, 2022, two suppliers accounted for approximately 18.1% and 14.1% of the Group’s total inventory and logistics costs. For the year ended December 31, 2023, one supplier accounted for approximately 23.6% of the Group’s total inventory and logistic costs.

The following summarizes the material terms of ESA’s typical purchase contracts:

Term:	The agreed term is generally 1 to 2 years.

Description and type of product:	The contract stipulates the type and specifications of the waste to be purchased by ESA.

Rebate Scheme:	The purchase price for the waste is determined based on the concentration and amount of precious metals in the waste and sold to ESA via a rebate scheme.

Weight:	The contract stipulates how ESA will perform the weighing procedures and the containers used to pack the waste.

Acceptance:	The waste shall be transported to the plants of ESA.

Sample and Analysis:	The contract stipulates how the sampling and analysis of the waste will be performed by ESA.

Payment terms:	Payment is generally made in US dollars upon receipt of the invoice within 30 days from the relevant supplier.

Termination:	The contract shall be renewed automatically unless termination notice has been issued to either party at least 1 to 3 months before the expiry date.

The contract shall be terminated by the supplier if:

● ESA fails to observe or perform any provision or terms of the agreement.

● ESA gives or offers any substantial gift whether by way of money, goods or otherwise to an employee of the supplier, or if any employee/family of an employee of the supplier has an unrevealed substantial interest in the business of ESA of which ESA has knowledge of.

Confidentiality:	It also stipulates both parties shall not disclose the existence of the contract, its terms and conditions, without prior consent from the other party and any information received by the parties under this contract shall not be used other than for the waste treatment/storage/conditioning services and shall not be disclosed to any third parties.

This clause shall survive 3 years from the termination or expiration of the contract.

ESA engages third party logistics providers to provide ESA with freight and transportation services for the collection of waste and the transportation of ESA’s circular products to customers.

For the year ended December 31, 2022, one logistics provider accounted for approximately 14.14% of the Group’s total cost of inventory and logistics. For the year ended December 31, 2023, 3 logistics provider in aggregate accounted for approximately 13.4% of the Group’s total cost of inventory and logistics.

The following summarizes the material terms of the typical contracts with the Company’s logistics providers:

Term:	The agreed term is generally 1 to 2 years.

Service Fee for transportation:	The contract stipulates the amount of service fees (i) per trip during specified hours and (ii) per hour after specified hours.

Service Fee for loading:	The service fees for the loading of goods per trip.

Payment terms:	Generally within 30 days and prices quoted excluding good and services tax.

Sales and Marketing

ESA’s sales team is comprised of two employees, and they are involved in providing sales support administration and customer services.

Sales and marketing generally is a business-to-business endeavor, and ESA adopts email marketing as the primary method of reaching out to potential customers. ESA acquires new email-registered members through a diverse set of paid and unpaid marketing channels. ESA’s paid advertising efforts include search engine marketing, affiliate channels, and specific offline marketing channels. ESA’s non-paid advertising efforts include search engine optimization, non-paid social media, customer referrals and email. Upon acquiring a customer or a potential customer’s email address, ESA focuses on how to increase their engagement with ESA’s products and services. This effort to increase engagement and repeat purchasing is primarily accomplished by providing consistent customer service and email marketing efforts. ESA also has a cloud-based customer relationship management system to promote its sales and marketing efforts. ESA also adopts search engine optimization strategies to place it on the first page of most relevant searches so that potential customers and suppliers can easily locate ESA.

Other than the above traditional means to attract potential customers, ESA is also a member of the Waste Management Recycling Association of Singapore, the United Nations Global Compact, and Association of Process Industry where it actively participates in industry forums to promote the ESA’s brand and awareness to sustainable solutions towards waste management. Additionally, and as part of ESA’s corporate social responsibility efforts, ESA has partnered up with the non-profit, Alliance to End Plastic Waste, to develop an educational program which aims to recycle at least 350 metric tons of plastics through educational institutions in Singapore.

Customers

We provide our waste collection and disposal services to the following customers, which include but are not limited to:

(i)	petrochemical companies such as Shell Eastern Petroleum Pte Ltd (“Shell”), ExxonMobil Asia Pacific Pte Ltd, Huntsman Corporation and Singapore Refining Company Pte Ltd;

(ii)	semi-conductors such as Micron Semiconductor Asia Operations Pte Ltd, STMicroelectronics Pte Ltd and GlobalFoundries;

(iii)	pharmaceutical corporations such as AbbVie Operations Singapore Pte Ltd, Alcon Singapore Manufacturing Pte Ltd and Pfizer Asia Manufacturing Pte Ltd;

(iv)	technology equipment manufacturers such as Linxens Singapore Pte Ltd, Singapore Epson Industrial Pte Ltd and Lincstech Circuit Singapore Pte Ltd; and

(v)	chemical product companies such as Stella Chemifa Singapore Pte Ltd and BASF South East Asia Pte Ltd.

In line with our circularity mission, we treat and process the collected waste into circular products, which include but are not limited to, pyrolysis oil, fluorspar, treated acid, base metals and nickel carbonate, and sell them to local and international end users, traders or overseas refiners, including Shell, Pt Kedaung Oriental Porce, Progress Galvanizing Pte Ltd, GRM Co. Ltd and NickelHutte Aue GMBH.

When selecting ESA’s customers, ESA considers factors such as their size, creditworthiness and financial strength. ESA generally delivers the circular products to its customers after they have made approximately more than 80% of the payment to ESA to minimize any risk of bad debt and non-payment.

For the year ended December 31, 2022, four of the Group’s customers accounted for approximately 15.8%, 14.7%, 12.7% and 11.3% of the Group’s total revenue. Trade receivables from these customers was approximately US$159,700 as of December 31, 2022.

For the year ended December 31, 2023, two of the Group’s customers accounted for approximately 23.92%, and 17.66%, of the Group’s total revenue. Trade receivables from these customers was approximately US$175,000 as of December 31, 2023.

The following summarizes the material terms of the Company’s typical service contracts:

Term:	The agreed term is generally for 1 to 2 years.

Description and type of waste:	The contract stipulates the type and specifications of the waste to be collected by ESA.

Service Fee:	The service fees for the collection and disposal of waste are determined based on a fixed price per unit of the waste.

Payment terms:	Full payment of the service fees is to be made within 7 to 14 working days after receipt of the invoice from ESA.

Termination:	The contract shall be renewed automatically unless termination notice has been issued to either party at least 1 to 3 months before the expiry date.

The contract shall be terminated by the customer if:

● ESA fails to observe or perform any provision or terms of the agreement.

● ESA gives or offers any substantial gift whether by way of money, goods or otherwise to an employee of the customer, or if any employee/family of an employee of the customer has an unrevealed substantial interest in the business of ESA of which ESA has knowledge of.

Confidentiality:	The contract stipulates that ESA shall not assign, transfer or subcontract the contract nor assign rights, obligations or duties under the contract to any other party without the prior written consent of the customer.

It also stipulates both parties shall not disclose the existence of the contract, its terms and conditions, without prior consent from the other party and any information received by the parties under this contract shall not be used other than for the waste treatment/storage/conditioning services and shall not be disclosed to any third parties.

This clause shall survive 3 years from the termination or expiration of the contract.

The following summarizes the material terms of a typical purchase order:

Description and type of product:	The purchase order stipulates the type and specifications of the circular products to be supplied and delivered to the customer.
Price of product:	The price of the circular product is determined based on a fixed price per unit.
Weight:	The contract stipulates how ESA will perform the weighing procedures for the circular products.
Payment terms:	Full payment of the price of the product is to be made within 30 days after receipt of the invoice from ESA.

Research and Development

ESA is committed to researching and developing its industrial waste treatment technologies in order to meet the demands of its customers in the industrial waste treatment market.

Internally, ESA collects feedback from its completed projects and modifies its equipment and technologies based on the feedback and from its previous experiences. ESA believes scientific and technological innovations will aid it to achieve its long-term strategic objective of becoming one of the premier industrial waste treatment companies in Singapore. For this reason, ESA devotes significant financial and personnel resources to research and development. ESA’s current research and development efforts are primarily focused on waste treatment methodologies. ESA’s internal research and development team is comprised of highly skilled engineers and scientists with extensive experience in industrial waste treatment technologies, chemistry, and design. To supplement ESA’s internal expertise, it is also looking to collaborate with third-party institutions.

As of December 31, 2022 and 2023, the Company’s capitalized research and development expenses were approximately US$3.0 million and US$4.3 million, respectively. The Company intends to continue to invest in research and development to support and enhance its existing waste management methodologies and promote further innovation in the realm of waste management and treatment to enhance ESA’s position in the market.

Seasonality

The volume of industrial waste tends to increase during summer. ESA’s second and third quarter revenues and results of operations typically reflect these seasonal trends. Service disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect ESA’s operating results..

Intellectual Property

The Group has submitted an application with the Intellectual Property Office of Singapore to register and as the Company and ESA’s logo in Singapore. As of December 31, 2023, ESA has registered the trademark for NewOil, one of ESA’s key products, with the Intellectual Property Office of Singapore. The Group also intends to register   the trademark and as the Company and ESA’s logo in Indonesia.

The Group believes that its intellectual property is important to the success and positioning of the Company. Through ESA’s trademarks and domain name, the Group believes it has enhanced its brand recognition as well as highlighted NewOil as one of its key products, hence distinguishing ESA from its competitors and reinforcing the positive corporate image ESA has among its customers and suppliers.

The Group cannot assure you that any pending trademark, patent or copyright will be approved by the relevant government authorities. In addition, any rights granted under any of ESA’s existing or future patents, copyrights or trademarks may not provide meaningful protection or any commercial advantage to the Company. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. The Group may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, the Group may in the future initiate litigation to enforce its intellectual property rights or to protect its trade secrets.

Competition

The Group faces significant competition from the numerous waste management companies who collect and dispose of the waste ESA needs for its waste management and treatment processes. Such competitors include ECO Special Waste Management Pte Ltd, Chem-Solv Technologies Pte Ltd, Modern Asia Environmental Holdings Pte Ltd, and Veolia ES Singapore Industrial Pte. Ltd.

A substantial majority of the Group’s competitors are significantly larger than the ESA and have more capital to invest in their businesses. Competitors could also seek to gain market share by reducing the prices they charge customers, introducing products and solutions that are similar to ESA’s or introducing new technology tools.

C.	Organizational Structure

Upon consummation of the Business Combination, Legacy ESGL became a wholly owned subsidiary of the Company. The Company’s organizational chart is below:

D.	Property, Plant and Equipment

ESGL’s headquarters are located at 101 Tuas South Avenue 2, Singapore 637226, with approximately 95,000 square feet of facility space, pursuant to a 17-year state lease that terminates on November 30, 2030. ESGL pays S$9,225.09 per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year. This facility is used for the processing of solid and liquid industrial waste and the physical-chemical treatment of acids and alkali wastes. The facility also processes waste wood to be converted into renewable heat energy, and the auxiliaries and offices are powered by 640 KWp Solar PV on the main building roof.

ESGL also leases a factory space at 62 Tuas Street 5, Singapore 637802, with approximately 25,000 square feet of facility space, pursuant to a 30-year state lease that terminates on March 31, 2038. This facility is used for the processing of chemical wastes and the pyrolysis of waste plastics into NewOil.

ESGL leases another factory space at 110 Tuas South Avenue 3, Singapore 637369, with approximately 34,000 square feet of facility space, pursuant to a two-year tenancy agreement that terminates on January 31, 2025. This facility is used for the storage of waste and circular products. This facility is integral to ESGL’s supply chain operations and is used mainly for the storage of waste prior to treatment and the Group’s circular products prior to dispatch or export for sales. The site has the capacity to simultaneously load up to 6 shipping containers at once, providing adequate support for ESGL’s export sales activities.

ESGL believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of the ESGL’s operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, the Group conducts all of its operations through its operating entity incorporated in Singapore, ESA.

The Group is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. The Group currently has two revenue streams, from: (i) services income which is primarily comprised of the fees charged to customers for the provision of waste collection and disposal services, which fees are similar to those charged by the Group’s competitors, and (ii) the sales and trading of its circular products made from recycled waste, which is believed to make the Group a unique and environmentally-friendly offering in the marketplace.

Factors Affecting the Group’s Performance and Related Trends

The Group believes that the key factors affecting its performance and financial performance include:

(i)	Continuous Engagement with the Group’s Customers: The Group benefits from its unique approach to waste handling — captive consumption, which has allowed it to capture customers from the target market segment of multinational corporations that aim to meet their environmental, social and governance goals. The Group’s revenue growth largely depends on its ability to retain current customers and attract new customers, including its ability to form relationships with and manage an increasing number of customers. In addition to the traditional means of attracting potential customers via emails, business brochures and LinkedIn, ESA is also a member of the Waste Management Recycling Association of Singapore and the United Nations Global Compact where it actively participates in industry forums to promote the Group’s brand and awareness of sustainable solutions, which has resulted in a substantial increase in customer engagement.

(ii)	Manufacturing Activities: The Group derives part of its revenue by charging a disposal fee for the use of its collection and disposal service. Since the Group’s core business is tied to the volume of waste generated by its customers, its revenue growth could be influenced by manufacturing activities which are affected by the global supply and demand, as well as macroeconomic conditions.

(iii)	Commodities Price: The Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals. As such, the prevailing market prices and the demand of these commodities will also determine the Group’s profitability and the sale of each commodity, respectively.

(iv)	Inflation: While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures, and the rate of growth is slowing down. The economy in Singapore and globally has experienced general increases in certain operating costs and expenses, such as employee compensation and office operating expenses as a result of higher inflation. Average wages in Singapore are expected to continue to increase and the Group expects that its employee costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its employee costs or pass them on to its clients, its financial condition, and results of operations may be adversely affected.

As governments in Asia (and worldwide) take steps to address current inflationary pressures, there may be significant changes in the availability of bank credit, commercial reasonability of interest rates, limitations on loans, restrictions on currency conversions and foreign investment rules, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Asia (and worldwide) and accordingly weaken investor confidence, thus adversely impacting economic growth and causing decreased economic activity, which in turn could lead to a reduction in demand for the Group’s products and services, and consequently have a material adverse effect on its businesses, financial condition and results of operations. Conversely, more lenient government policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect the Group’s business. There also may be imposition of price controls. If prices for the Group’s waste disposal services and/or its circular products rise at a rate that is insufficient to compensate for the rise in the costs of supplies and operations, it may have an adverse effect on the Group’s profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

(v)	Government Regulations in Singapore: The Group’s operating subsidiary, ESA, is incorporated, and its operations and assets are all located, in Singapore. Accordingly, the Group’s business could be influenced by economic policies and initiatives undertaken by the Singapore government, changes in the Singapore business or regulatory environment affecting its customers and changes in the Singapore government policy on waste management. Unfavorable changes could affect demand for services that the Group provides and could materially and adversely affect its results of operations. Although the Group has generally benefited from Singapore’s economic growth and the policies to encourage the improvement of waste management, it is also affected by the complexity, uncertainties and changes in the Singapore economic conditions and regulations governing the waste industry.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	Change
	(US$)	(US$)	(US$)	(%)
Revenue	6,164,173	4,992,034	1,172,139	23.5%
Other income	169,819	396,373	(226,554)	-57.2%
Cost of inventory	977,619	1,093,194	(115,575)	-10.6%
Logistics costs	925,225	689,762	235,463	34.1%
Operating expenses	3,466,606	2,460,951	1,005,655	40.9%
Finance expense	388,717	246,359	142,358	57.8%
Depreciation and amortization	2,354,839	2,300,252	54,587	2.4%
Listing expenses	93,067,324	981,701	92,085,623	>100%
Loss before income tax	(94,846,338)	(2,383,812)	(92,462,526)	>100%
Income tax expense	133,000	8,000	125,000	>100%
Net loss	(94,979,338)	(2,391,812)	(92,587,526)	>100%

Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprises the disposal fees it charges its customers for waste collection and disposal services. The Group’s revenue increased by approximately US$1.2 million or 23.5% from approximately US$5.0 million for the year ended December 31, 2022 (“FY2022”) to approximately US$6.2 million for the year ended December 31, 2023 (“FY2023”), primarily attributable to the increase in waste disposal services which rose by approximately US$1.6 million or 71.8%. The increase from waste disposal services was offset by a decrease in sales of circular products by approximately US$0.4 million (16%) compared to the last financial year.

The decrease in sales of circular products was primarily attributable to (i) the lack of zinc sales in 2023. Sales of zinc fell from approximately US$1.2 million in FY2022 to zero in FY2023; (ii) the decrease in sales of precious metals of approximately US$0.75 million or 78.2% from approximately US$0.96 million for the year ended December 31, 2022 to approximately US$0.21 million for the year ended December 31, 2023, (iii) offset by increase in sales of base metals which increased approximately by US$1.5 million (>100%) to approximately US$2.1 million for the year ended December 31, 2023 from approximately US$0.59 million in the previous financial year primarily  due to the availability of materials, feasible freight charges and scheduling.

The Group’s revenue generated from waste disposal services increased by approximately US$1.6 million or 71.8% from approximately US$2.2 million for the year ended December 31, 2022 to approximately US$3.9 million for the year ended December 31, 2023, primarily due to the increase in higher demand for ESGL’s disposal services of solid industrial wastes, waste plastics, waste wood and chemical wastes. In FY2023, ESGL was awarded larger quantum contracts for such services from its major semi-conductor customers.

Other Income

The Group’s other income is mainly comprised of (i) grants, (ii) warehousing and logistics services, and (iii) interest income. The following table sets out the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Interest income	18,308	4	18,304	>100%
Gain from disposal of motor vehicle	-	26,586	(26,586)	-100.0%
Government grants	42,819	76,588	(33,769)	-44.1%
Grant from AEPW[1]	72,000	116,000	(44,000)	-37.9%
Warehousing and logistic services	36,357	175,650	(139,293)	-79.3%
Others	335	1,545	(1,210)	-78.3%
	169,819	396,373	(226,554)	-57.2%

The Group’s other income decreased by approximately US$226,000 or -57.2% from approximately US$396,000 for the year ended December 31, 2022 to approximately US$170,000 for the year ended December 31, 2023. Such decrease was primarily attributable to (i) the decrease in warehousing and logistic services which decreased by approximately US$139,000 (-79.3%) in FY2023 compared to the prior financial year as the warehousing arrangements were terminated and the Group utilized the space for its own operations, and (ii) the decrease in grant from AEPW of approximately US$44,000 or -37.9% from approximately US$116,000 for the year ended December 31, 2022 to approximately US$72,000 for the year ended December 31, 2023 as the grant from AEPW draws to a close in 2023. and (iii) the decrease in government grants of approximately US$34,000 or -44.1% as the Group had received less employment related subsidies under the Job Growth Incentive Scheme.

1The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell.

Cost of Inventory

The Group’s cost of inventory represents costs and expenses attributable to the provision of its circular products. The Group’s cost of inventory decreased by approximately US$115,000 or -10.6% from approximately US$1.1 million for the year ended December 31, 2022 to approximately US$978,000 for the year ended December 31, 2023, which is in line with the decrease in product sales such as zinc as mentioned above.

Logistics Costs

The Group’s logistics costs represent costs attributable to the collection of waste and the delivery of its circular products. The Group’s logistics costs increased by approximately US$235,000 or 34.1% from approximately US$690,000 for the year ended December 31, 2022 to approximately US$925,000 for the year ended December 31, 2023, which is in line with the increased demand for disposal services of wastes and the overall increase of Group’s business operations.

Operating Expenses

The Group’s operating expenses mainly comprise employee benefits expense and other operating expenses. The Group’s operating expenses increased by approximately US$1.0 million or 40.9%, from approximately US$2.4 million for the year ended December 31, 2022 to approximately US$3.4 million for the year ended December 31, 2023, primarily attributable to the overall increase in employee benefits expense which increased by approximately US$431,000 (46.2%) from approximately US$933,000 to US$1.4 million, and other operating expenses as detailed below.

Employee Benefits Expense

Employee benefits expense is mainly comprised of (i) salaries, wages and bonuses, (ii) directors’ remuneration, (iii) employer’s contribution to defined contribution plans including Central Provident Fund, and (iv) other short-term benefits, including compulsory skills development levy imposed in Singapore, administrative expenses relating to the application and/or renewal of work permits for foreign staff, medical expenses, staff insurance, staff welfare and training expenses, less (v) the amount capitalized as internal development of intangible assets. The following table sets out the breakdown of employee benefits expense for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Salaries, wages and bonuses	2,258,195	1,571,124	687,071	43.7%
Directors’ remuneration	272,659	211,853	60,806	28.7%
Directors’ fees	52,252	-	52,252	nm
Employer’s contribution to defined contribution plans including Central Provident Fund	142,749	107,263	35,486	33.1%
Other short term benefit	26,943	54,077	(27,134)	-50.2%
	2,752,798	1,944,317	808,481	41.6%
Less: Amount capitalized as internal development of intangible assets	(1,388,584)	(1,011,193)	(377,391)	37.3%
	1,364,214	933,124	431,090	46.2%

The Group’s employee benefits expense increased by approximately US$431,000 or 46.2% from approximately US$933,000 for the year ended December 31, 2022 to approximately US$1.4 million for the year ended December 31, 2023. Such increase in employee benefits expense was primarily attributable to (i) the increase of salaries, wages and bonuses of approximately US$687,000 or 43.7% from approximately US$1.6 million for the year ended December 31, 2022 to approximately US$2.3 million for the year ended December 31, 2023 mainly due to higher headcount as the Group geared up for higher production to meet increased customer’s demands, and (ii) higher Directors’ remuneration of approximately US$61,000 or 28.7% from approximately US$212,000 for the year ended December 31, 2022 to approximately US$273,000 for the year ended December 31, 2023, (iii) Directors’ fees for non-executive independent directors of approximately US$52,000 for which no Directors’ fees were incurred in the last financial year offset by the increase of salary expense being capitalized as internal development of intangible assets of approximately US$377,000 or 37.3% from approximately US$1.0 million for the year ended December 31, 2022 to approximately US$1.4 million for the year ended December 31, 2023 and was primarily attributable to the increase in time and manpower allocated to the software development and innovation projects to develop engineering technologies in relation to the Group’s waste processing, treatment and recycling plans.

Other Operating Expenses

Other operating expenses are mainly comprised of (i) foreign exchange loss, (ii) foreign worker levy, (iii) impairment loss on receivables, (iv) insurance, (v) professional fees, (vi) property tax, (vii) rental and storage, (viii) utilities, (ix) upkeep, repair and maintenance, (x) chemical and incineration fees, and (xi) others relating to bank charges, marketing and advertising expenses, entertainment expenses, business travel expense, computer and internet expenses, telephone and internet expenses and filing and lodgment fees. The following table sets out the breakdown of other operating expenses for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Foreign exchange loss	189,426	22,287	167,139	>100%
Foreign worker levy	168,137	97,703	70,434	72.1%
Impairment loss on receivables	-	44,271	(44,271)	-100.0%
Insurance	55,694	43,589	12,105	27.8%
Professional fees	109,703	93,978	15,725	16.7%
Property tax	108,412	105,771	2,641	2.5%
Rental and storage	594,748	290,481	304,267	>100%
Utilities	189,982	157,974	32,008	20.3%
Upkeep, repair and maintenance	230,037	317,267	(87,230)	-27.5%
Chemical and incineration fees	396,428	229,204	167,224	73.0%
Bank service charges	50,427	8,203	42,224	>100%
Others	9,398	117,099	(107,701)	-92.0%
	2,102,392	1,527,827	574,565	37.6%

The Group’s other operating expenses increased by approximately US$575,000 or 37.6% from approximately US$1.5 million for the year ended December 31, 2022 to approximately US$2.1 million for the year ended December 31, 2023. The increase was mainly due to (i) higher rental and storage expenses which increased by approximately U$304,000 from approximately US$290,000 in the year ended December 31, 2022 to approximately US$595,000 (>100%) in the year December 31, 2023 to cater for higher volumes of wastes collected in FY2023; (ii) increase in chemical and incineration fees from approximately US$229,000 in FY2022 to approximately US$396,000 in FY2023 as a result of higher wastes collected and treated in FY2023; (iii) higher foreign exchange loss of approximately US$189,000 in the year ended December 31, 2023 as compared to foreign exchange loss of approximately US$22,000 in the prior financial year; (iv) increase in foreign worker levy which increased by approximately US$70,000 from approximately US$98,000 in the prior financial year to approximately US$168,000 (72.1%) in the year ended December 31, 2023 on the increase in hiring to cater for higher volumes; (v) offset by a write-back of old account payables which were more than 2 years old.

Finance Expense

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Interest expenses:
- Lease liabilities	55,934	28,559	27,375	95.9%
- Borrowings	284,112	217,800	66,312	30.4%
- Loans from Directors	48,671	-	48,671	nm
	388,717	246,359	142,358	57.8%

The Group’s finance expense increased by approximately US$142,000 from approximately US$246,000 in the year ended December 31, 2022 to approximately US$389,000 (57.8%) in FY2023. This was mainly due to higher interest on borrowings which increased by approximately US$66,000 in FY2023 compared to FY2022 on new bank loans drawn down in FY2023. The interest on loans from Directors also resulted in higher interest costs of approximately US$49,000 in FY2023. There was no such interest in the last financial year.

Depreciation and Amortization

The Group’s depreciation and amortization expense remain relatively unchanged for the 2 financial years under review.

Listing expense

Listing expenses are non-recurring expenses incurred in connection with the Business Combination and are as follows:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Share issued as consideration	67,641,500	-	67,641,500	nm
Net assets of SPAC	(590,526)	-	(590,526)	nm
Revaluation of FPA	24,241,261	-	24,241,261	nm
Professional fees	1,680,198	981,701	698,497	71.2%
Printing, courier, and others	94,891	-	94,891	nm
	93,067,324	981,701	92,085,623	>100%

			Total
	Quantity	Price	Amount
Issuance of shares	6,764,150	10.00	67,641,500

Net Loss

As a result of the foregoing, the Group recorded a net loss of approximately US$95.0 million for the year ended December 31, 2023, which increased by approximately US$92.6 million or >100% as compared with a net loss of approximately US$2.4 million for the year ended December 31, 2022.

Non-GAAP Measures

EBITDA

The Group defines EBITDA as net income (loss) before interest, taxes and depreciation and amortization.

For the years ended December 31, 2023 and 2022, EBITDA consisted of the following:

	For the Year Ended December 31,
				Percentage
	2023	2022	Change	change %
	US$	US$	US$	%
Loss before income tax	(94,846,338)	(2,383,812)	(92,462,526)	>100%
Finance expense	388,717	246,359	142,358	57.8%
Depreciation and amortization	2,354,839	2,300,252	54,587	2.4%
EBITDA	(92,102,782)	162,799	(92,265,581)	>100%
add : non recurring listing expenses	93,067,324	981,701	92,085,623	>100%
	964,542	1,144,500	(179,958)	-15.7%

*Non-recurring expenses mainly relate to expenses incurred for the SPAC merger

EBITDA is a financial measure that is not calculated in accordance with IFRS, as issued by the IASB. The Group’s management uses EBITDA (i) as a measure of operating performance, (ii) for planning and forecasting in future periods, and (iii) in communications with the Group’s board of directors concerning the Group’s financial performance. The Group’s presentation of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation and should not be used by investors as a substitute or alternative to net income or any measure of financial performance calculated and presented in accordance with IFRS, as issued by the IASB. Instead, the Group’s management believes EBITDA should be used to supplement the Group’s financial measures derived in accordance with IFRS, as issued by the IASB, to provide a more complete understanding of the trends affecting the business.

Liquidity and Capital Resources

ESGL was incorporated in the Cayman Islands as a holding company and it did not have active business operations as of December 31, 2023. The Group’s consolidated assets and liabilities, consolidated revenue and net income are mainly the operation results of its subsidiary in Singapore. In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, the Group has financed its operations primarily through the (i) issuance of common stock, (ii) cash generated by operations, (iii) loans from Directors and (iv) borrowings from banks. The Group has no other debt instruments other than those stated here.

As of December 31, 2023, the Group’s working capital was approximately negative US$13.8 million, its cash and cash equivalents amounted to approximately US$367,000, its current assets were approximately US$1.5 million and its current liabilities were approximately US$15.2 million. The negative working capital was primarily attributable to the deferred underwriting fee payable and the classification of certain bank loan balances of approximately US$5.7 million as current liabilities as the relevant bank loan agreements allow the banks to demand immediate repayments even though they were not due for repayment within a year.

The following table illustrates the maturity profile of the Group’s borrowings:

	As of December 31,
	2023 (US$)	2022 (US$)
Within 1 year or on demand	3,233,637	5,427,538
Between 1 year and 2 years	2,544,842	371,103
Between 2 and 5 years	-	-
Total	5,778,479	5,798,641

Interest rates for the Group’s borrowings range from a fixed rate of 2% per annum to a floating rate of 2% above the lending bank’s cost of funds on a reducing balance basis. The Group’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures.

The capital expenditure contracted for as of December 31, 2023 and 2022 but not recognized in the financial statements is approximately US$1.3 million and US$1.3 million, respectively.

Based on the Group’s current operating plan, the Group believes that its existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months. The Group’s future working capital requirements will depend on many factors, including the rate of its revenue growth, its introduction of new products and processes, and its expansion of sales and marketing and product development activities. To the extent that the Group’s cash and cash equivalents and cash flow from operating activities are insufficient to fund its future activities, the Group may need to raise additional funds through bank credit arrangements, public or private equity or debt financings. The Group also may need to raise additional funds in the event it decides in the future to acquire businesses, technologies and products that will complement its existing operations. In the event additional funding is required, the Group may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to it or at all.

Cash Flows for the Years Ended December 31, 2023 and 2022

The following summarizes the key components of the Group’s cash flows for the years ended December 31, 2023 and 2022:

	For the Year Ended
	December 31,
	2023	2022
	(US$)	(US$)
Net cash generated from operating activities	5,282,766	1,969,910
Net cash used in investing activities	(2,019,189)	(1,484,274)
Net cash used in financing activities	(3,149,215)	(370,251)
Net increase in cash and bank balances	114,362	115,385

Operating Activities

For the year ended December 31, 2023, the Group generated net cash from operating activities of approximately US$5.3 million despite a loss before income tax of approximately US$94.8 million. The significant loss before taxation was mainly due to listing expense of US$93.1 million and primarily arose from the accounting effects of the acquisition of GUCC and has no impact on operational cash flows. Net cash generated from operating activities was primarily attributable to (i) positive cash inflows after the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.4 million, and (ii) the overall improvements in working capital.

For the year ended December 31, 2022, the Group generated net cash from operating activities of approximately US$2.0 million despite a loss before income tax of approximately US$2.4 million. This was primarily attributable to (i) positive cash inflows after the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.3 million, and (ii) the overall improvements in working capital.

Investing Activities

Net cash used in investing activities was approximately US$2.0 million for the year ended December 31, 2023 and was primarily attributable to (i) the purchase of approximately US$651,000 of property, plant and equipment, and (ii) the addition of approximately US$1.4 million of intangible assets.

Net cash used in investing activities was approximately US$1.5 million for the year ended December 31, 2022 and was primarily attributable to (i) the purchase of approximately US$503,000 of property, plant and equipment, and (ii) the addition of approximately US$1.0 million of intangible assets.

Financing Activities

Net cash used in financing activities was approximately US$3.1 million for the year ended December 31, 2023 and was primarily attributable to (i) the repayment of approximately US$3.8 million of bank borrowings, (ii) the settlement of approximately US$3.2 of promissory note to shares, (iii) the repayment of approximately US$186,000 of lease liabilities, and (iv) the payment of approximately US$389,000 of interest, which was partially offset by the share issuance of approximately US$754,000 and draw down of bank borrowings of approximately US$3.6 million.

Net cash used in financing activities was approximately US$370,000 for the year ended December 31, 2022 and was primarily attributable to (i) the repayment of approximately US$1.5 million of bank borrowings, (ii) the repayment of approximately US$186,000 of lease liabilities, and (iii) the payment of approximately US$246,000 of interest, which was partially offset by the share issuance of approximately US$1.6 million.

Trade Receivables

The Group’s trade receivables increased by approximately US$72,000 from approximately US$390,000 as of December 31, 2022 to approximately US$461,000 as of December 31, 2023, which is in line with the increase in sales as mentioned above.

The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated:

	For the Year Ended
	December 31,
	2023	2022
	(US$)	(US$)
Less than 30 days	44,543	22,473
30 to 90 days	15,214	1,895
More than 90 days	-	2,117
	59,757	26,485

As of December 31, 2023, the Group’s trade receivables that are past due but not impaired amounted to approximately US$60,000. These trade receivables were all subsequently settled as of date of this Report.

The following table sets out the Group’s average trade receivables turnover days for the periods indicated:

Average Trade Receivables Turnover Days
As of December 31, 2023	25
As of December 31, 2022	23

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days were 25 and 23 as of December 31, 2023 and 2022, respectively. The increase in the Group’s average trade receivables turnover days as of December 31, 2023 as compared to 2022 was mainly attributable to the increased sales from the provision of waste disposal services to multi-national companies which generally require an average credit term of 60 days.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the financial year, 48.0% of the total trade receivables were from three of the Group’s largest customers. In 2022, 48.0% of the total trade receivables were from three of the Group’s largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

	For the Year Ended December 31,
	2023 (US$)	2022 (US$)
At January 1	46,768	150,000
Impairment losses recognized	-	46,768
Amount written off as uncollectible	-	150,000
At December 31	46,768	46,768

Trade Payables

Trade payables represent primarily the Group’s obligations to pay for goods or services that have been engaged in the ordinary course of business from suppliers, including purchases of raw materials and utilities, as well as payment to its logistics providers. The Group is generally granted credit periods ranging from 30 to 60 days.

There were no significant changes to the Group’s trade payables balance for the two financial years under review.

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	For the Year Ended
	December 31,
	2023	2022
	(US$)	(US$)
Current	192,282	185,764
Non-current	1,974,524	2,071,571
	2,166,806	2,257,335

The Group’s lease liabilities (comprising current and non-current liabilities) decreased approximately US$91,000 from approximately US$2.3 million as of December 31, 2022 to approximately US$2.2 million as of December 31, 2023, in line with the normal utilization of the lease tenure.

Capital Commitments

During the years ended December 31, 2023 and 2022, the Group incurred capital expenditures mainly for the procurement of property, plant and equipment. The following table sets out the Group’s capital expenditure contracted for as of December 31, 2023 and 2022 but not recognized in the financial statements:

	As of December 31,
	2023 (US$)	2022 (US$)
Property, plant and equipment	1,328,306	1,339,532

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates, assumptions and judgments, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors, including expectations of future events, that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on the Group’s consolidated financial statements. While the Group’s significant accounting policies are more fully described in the notes to its consolidated financial statements appearing elsewhere in this Report, the Group believes that the following accounting policies and estimates are critical to the process of making significant judgments and estimates in the preparation of the Group’s financial statements and understanding and evaluating its reported financial results.

Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a) Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b) Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

(c) Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

Critical accounting estimates and assumptions

(a)	Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s property, plant and equipment as of December 31, 2023 was US$21,786,365 (as of December 31, 2022: US$22,493,283).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as of December 31, 2023 was US$64,184 (as of December 31, 2022: US$221,151).

(c)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as of December 31, 2023 was US$461,497 (as of December 31, 2022: US$389,648).

(d)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets as of December 31, 2023 was US$2,381,465 (as of December 31, 2022: US$1,845,912).

The Group’s internally generated intangible assets consist of software development projects. These include an inventory management system, a proprietary software for tracking real time used catalytic converters to facilitate buying and selling decisions, a database to facilitate reporting, analysis and certification in its laboratory, a thermal treatment and desiccation system, an acid treatment and renewal system and a system to convert waste plastics to oil. These intangible assets were developed to improve efficiency, increase productivity and generate circular products. The costs incurred for each project consist principally of the salaries of the employees working directly on the projects and include time to develop business requirements, programming and coding, software architecture design and version deployment and testing.

Emerging Growth Company Status

ESGL is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the Group is eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as ESGL remains an emerging growth company, it will not be required to, among other things:

●	present more than two years of audited consolidated financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

●	have an auditor report on its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

●	disclose certain executive compensation related items.

ESGL will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the closing of the Business Combination, (ii) the last day of the fiscal year during which ESGL has total annual gross revenue of at least US$1.07 billion, (iii) the date on which ESGL is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of its ordinary shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of its most recently completed second fiscal quarter, and (iv) the date on which ESGL has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

ESGL has taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Among those advantages, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. ESGL has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, ESGL, as an emerging growth company, can defer adopting the new or revised standard until the later of the two application dates. As a result, the information that ESGL provides here may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find ESGL’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

The Group has exposure to market risk (including currency risk and interest rate risk), credit risk, liquidity risk, capital risk and commodity price risk. The Group’s exposure to each of these risks, and its objectives, policies and processes for measuring and managing risk are more fully described in the notes to its consolidated financial statements appearing elsewhere in this Report.

Market Risk

(i)	Currency Risk

While the Group’s reporting currency is the U.S. dollar, almost all of its sales and purchases are denominated in Singapore dollars. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of the Group’s Singapore dollar revenues, earnings and assets as expressed in the Group’s U.S. dollar consolidated financial statements will decline. The Group does not have a policy to hedge its exposure to foreign exchange risk.

(ii)	Interest Rate Risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2023, if the Singapore dollar interest rates had increased/decreased by 0.5% (at December 31, 2022: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$18,830 (2022: US$18,554) as a result of higher/lower interest expense on these borrowings.

Credit risk

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally do not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

Liquidity risk

The Group is exposed to liquidity risk, which is risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2023 and 2022.

Commodity Price Risk

As the Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals, the Group is exposed to commodity price risk, which is risk on its financial performance and profitability upon fluctuations in the prevailing market prices of these commodities that are out of its control since they are primarily driven by external market forces.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position(s)
Quek Leng Chuang	58	Chief Executive Officer and Chairman
Ho Shian Ching	55	Chief Financial Officer
Law Beng Hui	49	Chief Growth and Sustainability Officer and Director
Lee Meng Seng	55	Chief Operating Officer
Anita Pushparani Dorett(1)	57	Independent Director
Lim Boon Yew Gary(1)	50	Independent Director
Yap Chin Yee Richard(1)	58	Independent Director
Ernest Fong(1)	53	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Quek Leng Chuang has served as ESGL’s Chief Executive Officer and Chairman of the Board since August 2023 and as ESA’s Chief Executive Officer since December 2020. Mr. Quek founded ESA in May 1999 and has since served as its director and chairman since that time. From June 1996 to January 1997, Mr. Quek served as an operations manager of Green Singapore Pte Ltd, a waste paper recycling and industrial commercial solid waste recycling company. From February 1997 to December 1998, Mr. Quek served as an operations engineer at Eco Industrial Environmental Engineering Pte Ltd, an environmental engineering firm with particular focus on solid waste recovery facilities. Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with Elite Infantry Division. He continued service honorably in the reserve till 2016, and attained the rank of Lieutenant Colonel. Mr. Quek received a Bachelor of Engineering (Chemical Engineering) from the National University of Singapore in 1990, and a Master of Business Administration from Leicester University in 1996. We believe Mr. Quek’s wealth of industry experience qualifies him to serve on our Board.

Ho Shian Ching has served as ESGL’s Chief Financial Officer since August 2023. From January 2015 to May 2022, Mr. Ho served as the financial controller of ETH Enterprises Pte Ltd, a leading manufacturer of quality timber products. From May 2007 to May 2017, Mr. Ho served as the Chief Financial Officer of Fujian Zhenyun Plastics Industry Co., Ltd (SGX:5KT), a company principally engaged in research and development and manufacturing of plastic pipes and fittings. From January 2005 to February 2007, Mr. Ho served as the group financial controller of China Great Land Holdings Ltd (SGX:D50), an investment holding company. From March 2004 to January 2005, Mr. Ho served as company secretary, director and financial controller of Planet Fitness Co., Pte Ltd, a fitness gym company. From January 2001 to January 2004, Mr. Ho served as the commercial manager of Hanson Building Materials (S) Pte Ltd, a building materials company. From September 1999 to December 2000, Mr. Ho served as the internal auditor for NatSteel Electronics Ltd, a leading electronic manufacturer which offered box-building and related services. From December 1995 to July 1999, Mr. Ho was an external auditor with KPMG LLP, an audit firm, where he primarily performed statutory audits. Mr. Ho is a member of CPA Australia and is a Chartered Accountant of Singapore CA. Mr. Ho received a Bachelor of Commerce from Murdoch University in 1995.

Law Beng Hui has served as ESGL’s director and Chief Growth and Sustainability Officer since August 2023 and as ESA’s Chief Growth and Sustainability Officer and director since December 2020 and January 2021, respectively. Mr. Law co-founded NewOil Solutions Pte Ltd in July 2020, a chemical recycling company. Mr. Law is an Internationally Certified Practicing Management Consultant registered with Singapore Business Advisors and Consultants Council (SBACC). He currently sits on the board of consultants for Diageo plc’s carbon neutral whisky distillery investment in China and has taken on various leadership positions at Diageo plc since June 2011. From January 2005 to August 2008, Mr. Law served as regional client services director at Young and Rubicam Brands Ltd, one of the advertising groups owned by WPP plc (LON:WPP), an advertising and media conglomerate. Mr. Law received a Bachelor of Business Administration from the National University of Singapore in 1999 and an Executive Master of Business Administration from INSEAD Business School in 2021. We believe Mr. Law’s extensive experience qualifies him to serve on the Board, including his over 20 years of experience in business strategy, brand portfolio and marketing management at leading consumer packaged goods companies and advertising agencies, working across global and regional markets.

Lee Meng Seng has served as ESGL’s Chief Operating Officer since August 2023 and served as ESA’s Chief Operating Officer since August 2022. From June 2019 to June 2022, Mr. Lee served various roles with SembWaste Pte Ltd., a subsidiary of Sembcorp (SGX:U96) that primarily engages in solid waste management. Mr. Lee first joined SembWaste Pte Ltd as the Head of Operations Hub, and was later promoted to Head of Operations in 2021 and the Head of Maintenance of its maintenance department and the Head of Risk and Compliance in 2022. From June 2018 to March 2019, Mr. Lee was the Head of Operations of Global Ritz Protection Pte Ltd., a private security systems and management company in Singapore. Prior to that, Mr. Lee was re-enlisted and has served at the Singapore Armed Forces for almost 20 years since 1998 with his last appointment as the Head of Division/Brigade Training Branch and Deputy Head Civil Military Relations Training Centre. From April 1996 to June 1998, Mr. Lee was the Director of Operations at Edra Creations and Renovation, an interior design service provider in Singapore. Mr. Lee graduated in 1988 with an Advanced Certificate from Singapore-Cambridge General Certificate of Education.

Anita Pushparani Dorett has served as ESGL’s independent director since August 2023. Since September 2018, Ms. Dorett has worked with the Investor Alliance for Human Rights, an initiative of the Interfaith Center on Corporate Responsibility. Ms. Dorett took on the leadership role of director of the Investor Alliance since January 2021, providing support to investors on international laws and standards in relation to human rights risks and developing programs, tools and guidance for investors, to inform and advance their responsibility to respect human rights. From January 2015 to June 2017, Ms. Dorett served as Associate General Counsel at International Business Machines Corporation (NYSE:IBM). From October 2009 to December 2014, Ms. Dorett served as legal counsel for Dell Global BV, a computer hardware company, in Singapore and was the global legal lead for Dell Services Business, providing legal advice on regional and global strategy, as well as business planning. From August 1997 to August 2009, Ms. Dorett was employed by British Telecommunications Singapore Pte Ltd, a telecommunications company, as head legal counsel for Southeast Asia and as counsel for mergers and acquisitions in Asia Pacific and Japan. In July 1991, Ms. Dorett qualified as an advocate and solicitor from the Supreme Court of Singapore, and engaged in private legal practice with Wong Partnership. Ms. Dorett received a Bachelor of Laws from the National University of Singapore in 1990 and a Master of Laws from the Columbia University in 2018. We believe Ms. Dorett’s extensive legal experience and tenure serving as legal counsel to multinational corporations qualifies her to serve on the Board.

Lim Boon Yew Gary has served as ESGL’s independent director since August 2023. He is presently an Executive Director in Rockpool Capital Limited. Rockpool Capital is a multi-family office licensed by the Securities and Futures Commission in Hong Kong. He manages the various relationships and advises the families on their wealth management matters. Mr. Lim served as an independent advisory director of A.Plus International Corporation Limited from February 2022 to January 2023. In January 2019, Mr. Lim served as an independent non-executive director and chairman of the remuneration committee of ZACD Group Limited (HKG:8313), an integrated real estate asset manager, although he has since stepped down from this role in June 2023 as part of the scheduled rotation of directors of the firm. Since June 2017, Mr. Lim served as a committee member of the Singapore Chamber of Commerce in Hong Kong. During the period from January 2012 to January 2022, Mr. Lim co-founded A.Plus International Corporation Limited, a financial documentation services company, a subsidiary of A.Plus Group Holdings Limited (HKG: 1841). In addition, Mr. Lim served as the assistant general manager of Toppan Vite Limited, a company providing financial printing services, in Hong Kong from August 2002 to December 2012. Mr. Lim received a Bachelor’s of Engineering in Mechanical Engineering (Honors) from Nanyang Technology University in 1999 and a Master’s of Business Administration from University of Chicago, Booth School of Business in 2008. We believe Mr. Lim’s extensive experience as a founder, executive and a director of publicly-traded companies qualifies him to serve on the Board.

Yap Chin Yee Richard has served as ESGL’s independent director since August 2023. Since June 2020, Dr. Yap has served various board roles with HCA Hospice Care, a charity organization that provides palliative care to patients. Since October 2020, Dr. Yap has served as a council member and a member of the finance and investment committee of Dyslexia Association of Singapore, a charity association that provides learning support for learning differences students. From July 2019 to February 2020, Dr. Yap served in Deloitte Consulting LLP as the subject matter expert on a project for a conglomerate in southeast Asia. From May 2015 to May 2019, Dr. Yap served as chief executive officer of Q Fund Management Ltd., an alternative asset manager licensed under the Securities and Futures Commission of Hong Kong (“SFC”) specializing in fundamental equity investment in Chinese companies, where he oversaw risk, operations, regulatory, and technology matters, and investor relations. From September 2009 to April 2015, Dr. Yap served as managing director of Gemini Capital Ltd., a family office. From March 2009 to September 2009, Dr. Yap served as a consultant of the Bank of China (Hong Kong) Limited (HKG:1988) where he advised the senior management and its board of directors on establishing an offshore asset management business for the group. From April 2008 to January 2009, he served in Nomura International (Hong Kong) Limited as head of structured credit markets in Asia. From August 1994 to March 2008, Dr. Yap served as the managing director of Lehman Brothers and was responsible for sales management in Singapore until December 1999 and in Hong Kong until March 2008. Dr. Yap has obtained licenses for dealing in securities (type 1), advising on securities (type 4), corporate finance (type 6) and asset management (type 9) from the SFC. Dr. Yap further obtained Series 7 qualification from the US National Association of Securities Dealers in 1994. Dr. Yap received a Bachelor of Science in Computer and Information Science from the University of Oregon in 1986, a Master of Business Administration from New York University in 1994 and a Doctor of Business Administration from the City University of Hong Kong in 2018. We believe Dr. Yap’s extensive experience in the banking, investment and charitable giving fields qualifies him to serve on the Board.

Ernest Fong has served as ESGL’s independent director since August 2023. Since October 2021, Mr. Fong has been the Asia Pacific CEO of Optimas Capital, an Asian-based Hedge Fund with offices in Hong Kong, Singapore and Taiwan. Mr. Fong joined Credit Suisse in March 1998 and after spending more than 21 years in its Singapore, Taiwan and Hong Kong offices, he retired from Credit Suisse in December 2019. His last position in Credit Suisse was as the Head of Markets Research in Asia Pacific and he was responsible for a team of almost 300 across 14 offices and 12 markets. Prior to Credit Suisse, Mr. Fong was an equity research analyst at Credit Lyonnais Securities Asia from June 1995 to February 1998. Since June 2020, Mr. Fong is also a non-executive director of Vincom Retail, listed in Vietnam, which is part of the Vincom group, the largest privately-owned company in Vietnam. Mr. Fong graduated from National University of Singapore with a Bachelor of Arts degree, majoring in Economics and Statistics. We believe Mr. Fong’s extensive experience in the banking and investment fields qualifies him to serve on the Board.

B.	Compensation

Decisions with respect to the compensation of ESGL’s executive officers, including its named executive officers, will be made by the compensation committee of the Board. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

The compensation for ESGL’s executive officers has the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits are designed to attract and retain senior management talent. ESGL also uses cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

ESGL’s named executive officers’ base salaries in effect will continue to be subject to increases made in connection with ESGL’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee. For the year ended December 31, 2023, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$445,111. For the year ended December 31, 2022, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$288,105.

Annual Bonuses

ESGL uses annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. No annual bonuses were paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2023. No annual bonuses were paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2022.

Other Compensation

ESGL continues to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination. ESGL continues to provide its named executive officers with specified perquisites and personal benefits currently provided by ESGH prior to the Business Combination. For the year ended December 31, 2023, ESGL’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$35,745. For the year ended December 31, 2022, ESGL’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$39,508.

Director Compensation

Non-employee directors of ESGL will receive varying levels of compensation for their services as directors and members of committees of the Board. ESGL anticipates that director compensation will be determined in accordance with industry practice and standards. ESGL’s non-employee directors’ total remuneration for the year ended December 31, 2023 was US$55,252. There were no annual bonuses paid to the non-employee directors. ESGL’s non-employee directors’ total remuneration for the year ended December 31, 2022 was US$nil. There were no annual bonuses paid to the non-employee directors.

C.	Board Practices

Board of Directors

The Board consists of six directors, including four independent directors, namely Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. A director is not required to hold any shares in ESGL to qualify as a director.

Board Committees

The Board has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. The compensation committee is comprised of Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. The nomination and governance committee is comprised of Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. We have adopted a charter for each of these committees that complies with Nasdaq rules. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the audit committee of the Company (the “Audit Committee”). Yap Chin Yee Richard serves as the chair of the Audit Committee. Each of the members of the Audit Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq. Our Board has determined that Yap Chin Yee Richard possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is generally responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the compensation committee of the Company (the “Compensation Committee”). Lim Boon Yew Gary serves as the chair of the Compensation Committee. Each of the members of the Compensation Committee satisfies the independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Compensation Committee is generally responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our Executive Officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee is generally responsible for, among other things:

●	reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer, evaluating the chief executive officer’s performance at least annually, and determining and approving the chief executive officer’s compensation level based on this evaluation;

●	reviewing and approving the compensation of all other Executive Officers;

●	reviewing, approving and recommending incentive compensation plans and equity-based plans to the Board and shareholders of the Company for approval, and administering the Company’s incentive compensation plans and equity-based plans;

●	reviewing, approving and recommending employment agreements and severance arrangements or plans to the Board for approval;

●	reviewing all Director compensation and benefits for service on the Board and Board committees at least once a year, and recommending any changes to the Board as necessary; and

●	overseeing, in conjunction with the Nominating and Corporate Governance Committee, engagement with shareholders and proxy advisory firms on executive compensation matters.

Nominating and Governance Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the nominating and governance committee of ESGL (the “Nominating and Governance Committee”). Anita Pushparani Dorett serves as the chair of the Nominating and Governance Committee. Each of the members of the Nominating and Governance Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

The Nominating and Governance Committee is generally responsible for identifying and proposing new potential director nominees to the Board for consideration and for reviewing our corporate governance policies. The Nominating and Governance Committee is generally responsible for, among other things:

●	determining the qualifications, qualities, skills, and other expertise required to be a Director, and developing and recommending to the Board the criteria to be considered in selecting director nominees for the Board’s approval;

●	identifying and screening individuals qualified to become members of the Board, and considering any director candidates recommended by the Company’s shareholders pursuant to the procedures described in the Company’s annual report;

●	selecting and approving the director nominees to be submitted to a shareholder vote at the shareholders’ annual meeting, subject to approval by the Board;

●	developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, reviewing these principles at least once a year and recommending any changes to the Board;

●	overseeing the Company’s corporate governance practices and procedures, including identifying best practices, and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company’s corporate governance framework;

●	reviewing the Board’s committee structure and composition and to make recommendations to the Board annually regarding the appointment of directors to serve as members of each committee and committee chairmen;

●	if a vacancy on the Board and/or any Board committee occurs, identifying and making recommendations to the Board regarding the selection and approval of candidates to fill such vacancy either by election by shareholders or appointment by the Board;

●	developing and overseeing a Company orientation program for new Directors and a continuing education program for current Directors, periodically reviewing these programs and updating them as necessary;

●	reviewing, approving and overseeing any transaction between the Company and any related person on an ongoing basis in accordance with the Company’s related party transaction approval policy;

●	reviewing and discussing with management disclosure of the Company’s corporate governance practices;

●	developing and recommending to the Board for approval an officer succession plan, to review such succession plan periodically with the chief executive officer, developing and evaluating potential candidates for executive positions, and recommending to the Board any changes to and any candidates for succession under the succession plan.

Duties and Functions of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the Company, the directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. The Company has the right to seek damages if a duty owed by any of the directors is breached.

Terms of Directors and Officers

ESGL’s officers are appointed by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his or her death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

D.	Employees

As of December 31, 2023, ESGL had 72 full-time employees, all of whom are based in Singapore.

The following table sets forth the number of its employees by function as of December 31, 2023.

Function:
Management	4
Operations – Office staff	12
Operations – workers	41
Engineering	6
Finance	2
HR & Admin	2
Sales & Marketing	2
Laboratory	3
Total	72

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 22,998,039 ordinary shares issued and outstanding as of April 16, 2024.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them, subject to applicable community property laws. Any shares of our ordinary shares subject to options or warrants exercisable within 60 days of the consummation of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner (1)	Number of Shares	Percentage of Shares
Five Percent or Greater Holders:
Samuel Lui (2)	1,742,191	7.58%
Samuel Wu (3)	10,000,000	43.48%

Directors and Executive Officers:
Quek Leng Chuang	3,970,471	17.26%
Ho Shian Ching	44,648	*
Law Beng Hui	521,104	2.27%
Lee Meng Seng	103,966	*
Anita Pushparani Dorett	—	—
Lim Boon Yew Gary	—	—
Yap Chin Yee Richard	26,789	*
Ernest Fong	234,439	1.02%
All Directors and Executive Officers as a group (8 individuals)	4,901,417	20.42%

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of our officers and directors is 101 Tuas South Avenue 2, Singapore 637226.

(2)	Samuel Lui, is the sole member and manager of Genesis Unicorn Capital, LLC. By virtue of this relationship, Samuel Lui, may be deemed to share beneficial ownership of the securities held of record by Genesis Unicorn Capital, LLC. The address of Genesis Unicorn Capital, LLC is 281 Witherspoon Street, Suite 120, Princeton, New Jersey 08540.

(3)	The address of Samuel Wu is 55 Li Hwan Drive, Singapore 557089.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

Related Party Transactions of GUCC

On March 15, 2021, GUCC issued an aggregate of 2,875,000 founder shares to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.012 per share. On November 19, 2021, GUCC cancelled 718,750 founder shares due to a downsize of the proposed IPO, effective retroactively, resulting in an aggregate of 2,156,250 founder shares of Class B common stock issued and outstanding. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the issued and outstanding shares upon completion of the IPO (excluding the Private Placement Units and underlying securities and assuming the underwriters do not exercise the over-allotment option and purchase any units in the IPO).

On March 15, 2021, the Sponsor transferred 20,000 founder shares to each of GUCC’s Chief Executive Officer and Chief Operating Officer, and 2,500 founder shares to each of GUCC’s Chief Scientific Officer and Scientific Advisor. On October 27, 2021, the Sponsor transferred 17,500 founder shares to GUCC’s Chief Scientific Officer, 10,000 founder shares to GUCC’s Chief Executive Officer, 30,000 founder shares to each of GUCC’s two independent directors, 25,000 founder shares to each of GUCC’s other two independent directors, 5,500 founder shares to GUCC’s Scientific Advisor, and 15,000 founder shares to GUCC’s Strategic and Scientific Advisor. In addition, the Sponsor has separately agreed to transfer to our Chief Operating Officer an aggregate of 30,000 of its founder shares at the time of the Business Combination.

The Sponsor purchased simultaneously at the time of the completion of the IPO an aggregate of 377,331 Private Placement Units at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $3,773,310.

Commencing from February 14, 2022, GUCC agreed to pay Genesis Unicorn Capital, LLC, the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon Closing, GUCC ceased paying these monthly fees.

No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, has been paid by GUCC to the Sponsor, GUCC’s officers or directors or any affiliate of the Sponsor, prior to, or in connection with any services rendered in order to effectuate, the consummation of a Business Combination (regardless of the type of transaction that it is). However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on GUCC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. GUCC’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, GUCC’s officers, directors or GUCC’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on GUCC’s behalf.

On February 23, 2021, GUCC issued an unsecured promissory note to the Sponsor pursuant to which GUCC may borrow up to an aggregate principal amount of $300,000 to be used for payment of costs related to the IPO. On February 4, 2022, the promissory note was amended and pursuant to that certain Amended and Restated Promissory Note dated as of February 4, 2022, the loan was due to be paid in full at the earlier of March 31, 2022 or the closing of the IPO. As of December 31, 2021, GUCC had borrowed $174,147 under the promissory note with the Sponsor. Following the closing of the IPO on February 17, 2022, GUCC repaid the Sponsor a total of $183,753 on February 25, 2022, and this promissory note was deemed terminated and no longer in effect. Accordingly, GUCC can no longer borrow from this loan.

On October 12, 2022, GUCC issued an unsecured promissory note in the principal amount of up to $500,000 to the Sponsor (the “Original Note”). The Original Note is non-interest bearing and payable upon the earlier of August 17, 2023 or the date on which GUCC consummates its initial business combination. On March 1, 2023, GUCC issued an amended and restated promissory note (the “2023 Note”) in the principal amount of up to $2,000,000 to the Sponsor. The 2023 Note supersedes the Original Note. The 2023 Note is non-interest bearing and payable upon the earlier of February 17, 2024 or the date on which GUCC consummates its initial business combination. There is an outstanding balance of $2,450,000 on the 2023 Note as of July 3, 2023.

GUCC entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification. GUCC also purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures GUCC against its obligations to indemnify its officers and directors.

The founder shares, Private Units, and securities contained therein, are each subject to transfer restrictions pursuant to lock-up provisions in the Letter Agreement entered into by the Sponsor, officers and directors. These lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares (or shares of common stock issuable upon conversion thereof), until the earlier to occur of: (A) one year after the completion of GUCC’s initial business combination and (B) subsequent to GUCC’s initial business combination, if the reported last sale price of the GUCC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after GUCC’s initial business combination, and (ii) in the case of the Private Units, including the component securities therein, until 30 days after the completion of GUCC’s initial business combination, except in each case (a) to GUCC’s officers or directors, any affiliates or family members of any of GUCC’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of any of GUCC’s officers, directors, the Initial Stockholders or members of the Sponsor; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of an initial business combination at prices no greater than the price at which the securities were originally purchased; (f) in the event of GUCC’s liquidation prior to the completion of an initial business combination; (g) by virtue of the laws of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (h) in the event of GUCC’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of GUCC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to GUCC’s completion of an initial business combination; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the Letter Agreement and by the same agreements entered into by the Sponsor with respect to such securities.

Certain Related Party Transactions of ESGL

ESGL had entered into a facility letter with a bank for a term loan in the amount of S$3 million (the “Term Loan VII”, details of which are set out below) and a revolving credit loan in the amount of S$3 million (the “Revolving Credit Loan II”, details of which are set out below) on March 30, 2023. As security for the monies owing under the loans with the bank, a fresh first legal mortgage was created on the property located at 101 Tuas South Avenue 2, Singapore 637226. The Term Loan VII was obtained for refinancing ESA’s existing loan with another bank as well as capital investment and general corporate purposes. The Term Loan VII is repayable in 35 monthly instalments of S$43,000 each plus monthly interest and a final instalment of the outstanding balance amount and interest. The Revolving Credit Loan II was obtained for capital investment and general corporate purposes. The Revolving Credit Loan II is repayable on demand. The interest rate charged for both the Term Loan VII and the Revolving Credit Loan II is 2% per annum above the bank’s prevailing cost of funds, with its current cost of funds at 5.25% per annum. The monies owing under the loans were also secured by, among others, a director of the Group, namely Mr. Quek Leng Chuang in his personal capacity.

Upon the closing of the Business Combination, ESGL entered into employment agreements with each of its executive officers. ESGL also entered into director agreements with each of its directors and indemnification agreements with each of its directors and executive officers.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “ESGL” and “ESGLW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “ESGL” and “ESGLW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Report, we are authorized to issue a maximum of 500,000,000 shares with a par value of $0.0001 per share. As of April 16, 2024, there were 22,998,039 ordinary shares outstanding. There were also 9,002,331 warrants outstanding, each exercisable to purchase one ordinary share at a price of $11.50 per full share.

B.	Memorandum and Articles of Association

We are a Cayman Islands company incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The following includes a summary of the terms of the ordinary shares based on our Amended and Restated Memorandum and Articles of Association and Cayman Islands law. According to our Amended and Restated Memorandum and Articles of Association, the authorized share capital is $50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each.

General. ESGL’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, with a par value of US$0.0001 each. All of ESGL’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. ESGL may not issue share to bearer. ESGL’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. Subject to the Companies Act and our Amended and Restated Articles of Association and except as otherwise provided by the rights attached to any ESGL’s shares, ESGL’s directors may resolve to pay dividends and other distributions on ESGL’s shares in issue and authorise payment of the dividends or other distributions out of the funds of ESGL lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which ESGL’s directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realised or unrealised profits of ESGL, out of the share premium account or as otherwise permitted by law.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of ordinary shares in respect of which each proxy is entitled to exercise the related votes.

A Member holding more than one share need not cast the votes in respect of their shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing the proxy, a proxy appointed under one or more instruments may vote a Share or some or all of the shares in respect of which they are appointed either for or against a resolution and/or abstain from voting a share or some or all of the ordinary shares in respect of which they are appointed.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions in our Amended and Restated Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by ESGL’s Board of Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

If the ordinary shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Amended and Restated Articles of Association on terms that one cannot be transferred without the other, the ESGL’s directors shall refuse to register the transfer of any such ordinary share without evidence satisfactory to them of the like transfer of such right, option or warrant.

Redemption, Repurchase and Surrender of Ordinary Shares. Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue ordinary shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the ordinary shares.

Subject to the provisions of the Companies Act, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own ordinary shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

The Company may make a payment in respect of the redemption or purchase of its own ordinary shares in any manner permitted by the Companies Act, including out of capital.

The Directors may accept the surrender for no consideration of any fully paid ordinary share.

Variations of Rights of Shares. Subject to Amended and Restated Articles of Association, if at any time the share capital of the Company is divided into different classes of ordinary shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the ordinary shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued ordinary shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the ordinary shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of ordinary shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued ordinary shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

Inspection of Books and Records. Holders of ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of ESGL’s list of shareholders or its corporate records. However, ESGL will provide its shareholders with annual audited financial statements.

Issuance of Additional Shares. Subject to the provisions, if any, in our Amended and Restated Memorandum of Association (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of Nasdaq, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing ordinary shares, the Directors may allot, issue, grant options over or otherwise dispose of ordinary shares (including fractions of an ordinary share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act and the Amended and Restated Articles of Association) vary such rights.

C.	Material Contracts

Forward Purchase Agreement

On July 27, 2023, GUCC, ESGL, and ESGH entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). Following the assignment and novation, the rights and obligations of each Seller under its Forward Purchase Agreement were and are separate and distinct from the those of the other Seller, with each Seller acting independently of the other, without reference to or knowledge of the other Seller’s actions or inactions. None of the Company, GUCC, ESGL or their directors, officers, advisors or respective affiliates had any material relationship with Vellar or ARRT at the time the Forward Purchase Agreement was negotiated.

The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination (the “Closing”). For purposes of the Forward Purchase Agreement, GUCC is referred to as the “Counterparty” prior to the Closing, while ESGL is referred to as the “Counterparty” after the Closing. Capitalized terms used, but not otherwise defined, in this subsection entitled “Forward Purchase Agreement” shall have the meanings ascribed to such terms in the Forward Purchase Agreement filed as Exhibit 10.3 to this annual report.

Pursuant to the terms of the Forward Purchase Agreement, each Seller intended, but was not obligated, to purchase up to 2,200,000 shares (the “Maximum Number of Shares”) of GUCC Class A common stock, or 4,400,000 in total. The Sellers made their purchases after the expiration of the redemption deadline for holders to redeem shares in connection with the Business Combination, in brokered transactions in the open market, typically from holders that had elected to redeem their shares. In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of GUCC Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

The Forward Purchase Agreement provides that each Seller be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of Recycled Shares set forth in a Pricing Date Notice delivered by that Seller and (ii) the redemption price paid by GUCC at Closing to holders of its common stock who exercised their redemption rights in connection with the Business Combination (the “Initial Price”). Following the Closing, GUCC paid the Prepayment Amounts of $10,141,403.28 to Vellar and $5,427,750.00 to ARRT directly from the Counterparty’s trust account maintained by Continental Stock Transfer and Trust Company.

The Forward Purchase Agreement grants each Seller the right to purchase from us additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 14, 2023, Vellar delivered a Pricing Date Notice to ESGL for 1,268,085 Additional Shares, which were issued by ESGL effective as of that date. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by ESGL effective as of that date. The sum of the Recycled Shares and the Additional Shares under the Forward Purchase Agreement is referred to as the “Number of Shares.”

From time to time and on any date following the Closing (any such date, an “OET Date”), each Seller may, in its absolute discretion, terminate the Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty (the “OET Notice”) that specifies the number of shares for which the Forward Purchase Agreement will be terminated (such quantity, the “Terminated Shares”). The effect of an OET Notice will be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Counterparty shall be entitled to an amount from the Seller delivering the OET Notice, equal to the product of (x) the number of Terminated Shares and (y) the reset price as of the OET Date. The reset price will initially be the Initial Price, but is subject to reduction in the event that the Counterparty issues Ordinary Shares or securities convertible into or exchangeable or executable for Ordinary Shares at a price that is less than the reset price, subject to certain exceptions.

The valuation date (the “Valuation Date”) for each Forward Purchase Agreement will be the earliest to occur of (a) the date that is 24 months after the Closing, (b) the date specified by the Seller in a written notice to be delivered to the Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, or (y) a Registration Failure and (c) the date specified by the Seller in a written notice to be delivered to Counterparty at the Seller’s sole discretion (which Valuation Date shall not be earlier than the day such notice is effective).

In connection with the occurrence of the Valuation Date, each Seller will pay to the Counterparty an amount in cash based on the value of the Ordinary Shares over a Valuation Period (the “Settlement Amount”). The Valuation Period begins on the business day after the Valuation Date and ends on the date on which the number of shares traded over the Valuation Period equals ten times the Number of Shares. The Seller will pay the Settlement Amount on the Cash Settlement Payment Date, which is the 30th business day immediately following the last day of the Valuation Period.

The determination of the Settlement Amount depends upon the trigger for the Valuation Date. In the event the Valuation Date is determined by Seller delivering to Counterparty written notice at its sole discretion, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date multiplied by (2) the closing price of the Shares on the immediately preceding trading day. In all other cases, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date that are registered for resale under an effective Registration Statement or may be transferred without any restrictions (including the current public information requirement or the volume and manner of sale limitations under Rule 144 under the Securities Act) multiplied by the average of the daily VWAP Price over the Valuation Period less (2) the Settlement Amount Adjustment. The Settlement Amount Adjustment is equal to the product of (1) (a) the Maximum Number of Shares less (b) any Terminated Shares as of the Valuation Date, multiplied by (2) $2.00. However, pursuant to the terms of the Forward Purchase Agreement, if the Settlement Amount is a negative number, neither the Seller nor the Counterparty is liable to the other party for any payment under this section of the Forward Purchase Agreement.

On one occasion, during the period beginning 30 days after the Closing Date and ending on the Valuation Date, Counterparty may request in writing that each Seller provide it with additional funding of up to $1,000,000 (for an aggregate of $2,000,000), subject to the terms of the Forward Purchase Agreement (the “Additional Funds”). If a Seller provides Additional Funds to Counterparty, that Seller may deliver to Counterparty a Number of Shares Adjustment Notice, the effect of which is to reduce the Number of Shares by the number of shares specified in that notice with aggregate proceeds equal to the Additional Funds the Seller provided. On September 15, 2023, the Company requested Additional Funds from Vellar in the amount of $1,000,000 even though the Company was not eligible to submit a request for Additional Funds on such date pursuant to the terms of the Forward Purchase Agreement. On September 20, 2023, Vellar provided Additional Funds in the amount of $1,000,000 to the Company upon a Funding Request by the Company as defined in the Forward Purchase Agreement, which amount comprises the aggregate net proceeds received by the Company from the Forward Purchase Agreement. The Company does not expect to receive any additional funds pursuant to the Forward Purchase Agreement.

Each Seller agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination and agreed not to vote the shares it purchases pursuant to the Forward Purchase Agreement in favor of the Business Combination. Each Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

On November 16, 2023, the Company received written notice from ARRT that the Valuation Date of the Forward Purchase Agreement with ARRT shall be deemed to be November 16, 2023, as a result of the occurrence of a Registration Failure due to a failure to have an effective registration statement as of 90 days following the date of ARRT’s registration request (which was August 16, 2023). In no event will any additional cash amounts be paid by the Sellers, including ARRT as a result of accelerating the maturity date as described above, or the Company at the Valuation Date or otherwise. On or about December 4, 2023, the Company and ARRT mutually agreed to terminate the Forward Purchase Agreement. ARRT will continue to hold all 1,050,000 shares following termination of the Forward Purchase Agreement and no amounts will be paid by ARRT to the Company.

On March 21, 2024, the Company received a termination notice from Vellar, dated March 14, 2024, pursuant to the Forward Purchase Agreement. Pursuant to the termination notice, Vellar notified the Company that the Valuation Date was March 15, 2024 as a result of the occurrence of a VWAP Trigger Event.

On March 22, 2024, the Company and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641, calculated as 2,200,000 Shares (the Recycled Shares and Additional Shares) less 2,147,359 Shares (the Number of Shares Adjustment). As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor the Company is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and the Company under the Forward Purchase Agreement have been terminated.

Private Placement

On March 27, 2024, the Company entered into a Share Purchase Agreement dated March 27, 2024 (the “Purchase Agreement”) with an accredited investor (the “Purchaser”), pursuant to which the Company shall issue in a private placement up to an aggregate of 10,000,000 ordinary shares to the Purchaser at a purchase price of US$0.25 per share. The initial closing occurred on March 28, 2024, pursuant to which the Purchaser purchased 2,000,000 ordinary shares for an aggregate purchase price of US$500,000. The second and final closing under the Purchase Agreement took place on April 3, 2024 pursuant to which the Purchaser purchased 8,000,000 ordinary shares. The Company received gross proceeds of $2,500,000 in the private placement. The Company shall use 85% of the net proceeds received from the private placement for working capital and general corporate purposes and the remaining 15% to pay outstanding professional fees.

The ordinary shares are being offered by the Company in a private placement pursuant to the exemption provided in Section 4(a)(2) under the United States Securities Act of 1933, as amended (the “Securities Act”). The Company has agreed to use its commercially reasonable efforts to prepare and file a resale registration statement with the Securities and Exchange Commission registering the ordinary shares issued pursuant to the Purchase Agreement for resale on behalf of the Purchaser. The Company also agreed to use its commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, and shall use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date that all of the shares covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E.	Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations for U.S. Holders (as defined below) of the ownership and disposition of our ordinary shares and public warrants. For purposes of this discussion, a “Holder” is a beneficial owner of our ordinary shares or public warrants. This discussion applies only to our ordinary shares and public warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations (“Treasury Regulations”), administrative rules, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein. The Company has not sought any rulings from the IRS with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.

This summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws, or any tax treaties. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules under the U.S. federal income tax laws, such as:

●	banks, insurance companies, or other financial institutions;

●	tax-exempt or governmental organizations;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

●	dealers in securities or foreign currencies;

●	persons whose functional currency is not the U.S. dollar;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	persons deemed to sell our ordinary shares or public warrants under the constructive sale provisions of the Code;

●	persons that acquired our ordinary shares or public warrants through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

●	persons that hold our ordinary shares or public warrants as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;

●	certain former citizens or long-term residents of the United States;

●	except as specifically provided below, persons that actually or constructively own 5% or more (by vote or value) of any class of shares of the Company;

●	holders of private placement warrants;

●	the Company’s officers or directors; and

●	holders who are not U.S. Holders.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or public warrants, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding our ordinary shares or public warrants are urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

ALL HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holder Defined

For purposes of this discussion, a “U.S. Holder” is a Holder that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which U.S. Holders hold our securities. A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Under the income test described above, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering. We are not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. holder generally will be required to include in gross income any distribution paid on our ordinary shares that is treated as a dividend for U.S. federal income tax purposes. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not maintain calculations of earnings and profits under U.S. federal income tax principles, it is possible that the full amount of distributions paid by us will need to be reported as dividends for U.S. federal income tax purposes.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of such ordinary shares.

Dividends paid by the Company will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends the Company pays to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate only if (i) our ordinary shares are readily tradable on an established securities market in the United States, and (ii) a certain holding period and other requirements are met. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Possible Constructive Distributions

The terms of the public warrants provide for an adjustment to the number of our ordinary shares for which Public Warrants may be exercised or to the exercise price of the public warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of public warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the warrantholders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of our ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of the public warrants) as a result of a distribution of cash or other property to the U.S. Holders of shares of our ordinary shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of public warrants received a cash distribution from the Company generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to U.S. Holders of our ordinary shares described herein. Please see the section entitled “Taxation of Distributions” above. For certain information reporting purposes, the Company is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which the Company may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.

Gain or Loss on Sale or Other Taxable Exchange or Disposition of our ordinary shares and public warrants

Subject to the PFIC rules discussed above, upon a sale or other taxable disposition of our ordinary shares or public warrants (which, in general, would include a redemption of our ordinary shares or public warrants that is treated as a sale of such securities), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in our ordinary shares or public warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for our ordinary shares or public warrants, as applicable, so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Public Warrant

Subject to the PFIC rules discussed above, a U.S. Holder generally will not recognize gain or loss on the acquisition of our ordinary shares upon the exercise of a public warrant for cash. The U.S. Holder’s tax basis in our ordinary shares received upon exercise of a public warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the public warrant and the exercise price of such public warrant. It is unclear whether a U.S. Holder’s holding period for our ordinary shares received upon exercise of the public warrant will commence on the date of exercise of the public warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the public warrant. If a public warrant is allowed to expire unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the public warrant. The deductibility of capital losses is subject to certain limitations.

The tax characterization of a cashless exercise of a public warrant is not clear under current U.S. federal tax law. A cashless exercise could potentially be characterized as any of the following for U.S. federal income tax purposes: (i) not a realization event and thus tax-deferred, (ii) a realization event that qualifies as a tax-deferred “recapitalization,” or (iii) a taxable realization event. The tax consequences of all three characterizations are generally described below. U.S. Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.

If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, a U.S. Holder would not recognize any gain or loss on the exchange of public warrants for our ordinary shares. A U.S. Holder’s basis in our ordinary shares received would generally equal the U.S. Holder’s aggregate basis in the exchanged public warrants.

If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period in our ordinary shares would be treated as commencing on the date of exchange of the public warrants or on the immediately following date, but the holding period would not include the period during which the U.S. Holder held the public warrants. On the other hand, if the cashless exercise were characterized as a realization event that qualifies as a recapitalization, the holding period of our ordinary shares would include the holding period of the warrants exercised therefor.

If the cashless exercise were treated as a realization event that does not qualify as a recapitalization, the cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized by the U.S. Holder. Under this characterization, a portion of the public warrants to be exercised on a cashless basis would be deemed to have been surrendered in payment of the exercise price of the remaining portion of such warrants, which would be deemed to be exercised. In such a case, a U.S. Holder would effectively be deemed to have sold a number of Public Warrants having an aggregate value equal to the exercise price of the remaining public warrants deemed exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the warrants deemed sold and its adjusted tax basis in such warrants (generally in the manner described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of our ordinary shares and public warrants” above), and the U.S. Holder’s tax basis in our ordinary shares received would generally equal the sum of the U.S. Holder’s tax basis in the remaining public warrants deemed exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for our ordinary shares would commence on the date of exercise of the public warrants or on the date following the date of exercise of the public warrants, but the holding period would not include the period during which the U.S. Holder held the Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax characterizations and resultant tax consequences would be adopted by the IRS or upheld by a court of law. Accordingly, U.S. Holders should consult with their own tax advisors regarding the tax consequences of a cashless exercise.

Redemption or Repurchase of Public Warrants for Cash

If the Company redeems the public warrants for cash as permitted under the terms of the warrant agreement or if the Company repurchases public warrants in an open market transaction, such redemption or repurchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section entitled “Gain or Loss on Sale or Other Taxable Exchange or Disposition of our Ordinary Shares and Public Warrants” above.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares or Public Warrants may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Risk management overview

The Group has exposure to market risk (including currency risk and interest rate risk), credit risk, liquidity risk, capital risk and commodity price risk. The Group’s exposure to each of these risks, and its objectives, policies and processes for measuring and managing risk are more fully described in the notes to its consolidated financial statements appearing elsewhere in this annual report.

Market Risk

(i)	Currency Risk

While the Group’s reporting currency is the U.S. dollar, almost all of its sales and purchases are denominated in Singapore dollars. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of the Group’s Singapore dollar revenues, earnings and assets as expressed in the Group’s U.S. dollar consolidated financial statements will decline. The Group does not have a policy to hedge its exposure to foreign exchange risk.

(ii)	Interest Rate Risk

The Group is exposed to interest rate risk on its non-current   borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2023, if the Singapore dollar interest rates had increased/decreased by 0.5% (at December 31, 2022: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$18,830 (2022: US$18,554) as a result of higher/lower interest expense on these borrowings.

Credit risk

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally do not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

Liquidity risk

The Group is exposed to liquidity risk, which is risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2023 and 2022.

Commodity Price Risk

As the Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals, the Group is exposed to commodity price risk, which is risk on its financial performance and profitability upon fluctuations in the prevailing market prices of these commodities that are out of its control since they are primarily driven by external market forces.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, MSPC Certified Public Accountants and Advisors, A Professional Corporation (“MSPC”), the independent registered public accounting firm of Legacy ESGL and our former auditor after the Business Combination, and MaloneBailey, LLP, the independent registered public accounting firm of Genesis Unicorn Capital Corp. before the Business Combination, for the periods indicated. We did not pay any other fees to MSPC and MaloneBailey, LLP during the periods indicated below.

	Year Ended December 31,
Services	2022	2023
	US$	US$
Audit Fees(1)	262,000	98,000

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay MSPC and MaloneBailey, LLP for any other audit-related and tax fees in each of the fiscal years listed.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.2 hereto.

ITEM 16K. CYBERSECURITY

Although we are unable to eliminate all risks associated with cybersecurity threats and we cannot provide full assurance that our cybersecurity risk management processes will be fully complied with or effective, we have adopted policies and procedures that are designed to facilitate the identification, assessment, and management of those risks, including any such risks that have the potential to be material.

Risk management and strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is aligned to the Company’s business strategy and shares common methodologies, reporting channels and governance processes that apply to other areas of enterprise risk, including legal, compliance, strategic, operational, and financial risk. Key elements of our cybersecurity risk management program include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	training and awareness programs for team members that include periodic and ongoing assessments to drive adoption and awareness of cybersecurity processes and controls;
●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and a third-party risk management process for service providers, suppliers, and vendors.

In the last three fiscal years, the Company has not experienced any material cybersecurity incidents, and expenses incurred from cybersecurity incidents were immaterial.

Governance

As part of our overall enterprise risk management program, we prioritize the identification and management of cybersecurity risk at several levels. Our Board of Directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Audit Committee, which is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.

Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements ESGL Holdings Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Merger Agreement dated November 29, 2022 among Genesis Unicorn Capital Corp. (“GUCC”), Environmental Solutions Group Holdings Limited (“ESGL”), ESGL Holdings Limited, ESGH Merger Sub Corp and the shareholder representative (incorporated by reference to Exhibit 1.1 of the Company’s registration statement on Form F-4 (File No. 333-269078), initially filed with the SEC on December 30, 2022)).
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 (File No. 333-278644 ), initially filed with the SEC on April 12, 2024).
4.1	Specimen of ordinary share certificate of the Company (incorporated by reference to Exhibit 4.1 to ESGL’s Form 20FR12B filed on August 8, 2023).
4.2	Specimen of warrant certificate of the Company (incorporated by reference to Exhibit 4.2 to ESGL’s Form 20FR12B filed on August 8, 2023).
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.1 of GUCC’s current report on Form 8-K filed with the SEC on February 17, 2022).
8.1	List of Principal Subsidiaries
10.1	Form of Lock-Up Agreement dated November 29, 2022 (incorporated by reference to Exhibit 10.1 to GUCC’s current report on Form 8-K filed with the SEC on November 30, 2022).
10.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to GUCC’s current report on Form 8-K filed with the SEC on November 30, 2022).
10.3	Forward Purchase Agreement dated July 27, 2023, by and among GUCC, Environmental Solutions Group Holdings Limited, ESGL Holdings Limited, and Vellar Opportunities Fund Master, Ltd. (incorporated by reference to Exhibit 10.1 to GUCC’s current report on Form 8-K filed with the SEC on July 27, 2023).
10.4	Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to ESGL’s report of foreign private issuer on Form 6-K filed with the SEC on April 1, 2024).
11.1	Insider Trading Policy.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ESGL HOLDINGS LIMITED

May 15, 2024	By:	/s/ Quek Leng Chuang
	Name:	Quek Leng Chuang
	Title:	Chief Executive Officer

ESGL Holdings Limited

Annual Report for the Financial Year Ended

December 31, 2023 and 2022

ESGL Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ESGL Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of ESGL Holdings Limited and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Company’s Ability to Continue as a Going Concern

As discussed in Note 2.1 to the financial statements the accompanying consolidated financial statements and notes have been prepared assuming that the Company will continue as a going concern. The Company had net losses of U$ 94,979,338, and U$ 2,383,812 for the year ended 2023 and 2022 respectively. As of December 31, 2023, the Company has net current liabilities of U$ 13,764,230. These conditions raise doubt about the Company’s ability to continue as a going concern. Management’s outlook regarding these matters are also described in Note 2.1 The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2023.

Singapore

May 15, 2024

PCAOB ID No: 6783

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Environmental Solutions Group Holdings Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Environmental Solutions Group Holdings Ltd (the “Company”) as of December 31, 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as the Company’s auditor since 2022.

New York, New York

March 15, 2023

www.mspc.cpa
An independent firm associated with	340 North Avenue, Cranford, NJ 07016-2496	908 272-7000
Moore Global Network Limited	546 5th Avenue, 6th Floor, New York, NY 10036-5000	212 682-1234

ESGL Holdings Limited

Consolidated Statement of Financial Position

As at December 31, 2023 and 2022

		December 31, 2023	December 31, 2022
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		366,761	252,399
Trade and other receivables	12	1,032,522	815,128
Prepaid forward purchase agreement		969	-
Inventories	13	64,184	221,151
		1,464,436	1,288,678
Non-current assets
Property, plant and equipment, net	10	21,786,365	22,493,283
Intangible assets, net	11	2,381,465	1,845,912
		24,167,830	24,339,195

Total assets		25,632,266	25,627,873

LIABILITIES
Current liabilities
Trade and other payables	16	6,560,559	4,285,345
Lease liabilities	15	192,282	185,764
Borrowings	17	5,666,160	5,427,538
Deferred underwriting fee payable		2,753,125	-
Tax liabilities		56,540	-
		15,228,666	9,898,647

Non-current liabilities
Lease liabilities (non-current)	15	1,974,524	2,071,571
Borrowings (non-current)	17	112,319	371,103
Deferred tax liabilities	18	296,000	163,000
		2,382,843	2,605,674

Total liabilities		17,611,509	12,504,321

Net assets		8,020,757	13,123,552

EQUITY
Share capital	19	10,892	10,000
Accumulated losses		(99,985,928)	(5,006,590)
Other reserves		3,422,799	3,422,799
Share premium reserve	14	89,725,052	-
Exchange reserves	14	(123,198)	(460,481)
Revaluation surplus	14	14,971,140	15,157,824
Total equity		8,020,757	13,123,552

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

		2023	2022
	Note	US$	US$
Revenue	4	6,164,173	4,992,034

Other income	5	169,819	396,373

Cost of inventory		(977,619)	(1,093,194)

Logistics costs		(925,225)	(689,762)

Depreciation of property, plant and equipment		(1,501,809)	(1,661,403)

Amortization of intangible assets		(853,030)	(638,849)

Employee benefits expense	7	(1,364,214)	(933,124)

Finance expense	8	(388,717)	(246,359)

Other operating expenses	6	(2,102,392)	(1,527,827)

Listing expenses	25	(93,067,324)	(981,701)

Loss before income tax		(94,846,338)	(2,383,812)

Income tax expense	9	(133,000)	(8,000)

Net loss and comprehensive loss		(94,979,338)	(2,391,812)

Items that will not be reclassified subsequently to profit or loss:
Net (loss)/surplus on revaluation of leasehold land and buildings		(186,684)	8,016,869

Items that may be reclassified subsequently to profit or loss:
Exchange difference on revaluation of leasehold land and buildings		337,283	52,737

Total comprehensive (loss)/income		(94,828,739)	5,677,794

Basic and diluted loss per share		(14.69)	(0.37)

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Consolidated Statement of Changes in Equity for the Financial Years ended December 31, 2023 and 2022

	Share capital	Revaluation reserve	Exchange reserve	Share premium reserve	Other reserve	Share subscription	Accumulated losses	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$

2022
Beginning of financial year	10,000	7,140,955	(513,218)	-	1,822,799	-	(2,614,778)	5,845,758
Issuance of new shares	-	-	-	-	1,600,000	5,000,000	-	6,600,000
Less : Share subscription receivables	-	-	-	-	-	(5,000,000)	-	(5,000,000)
Net surplus on revaluation of leasehold property	-	8,016,869	52,737	-	-	-	-	8,069,606
Loss for the year	-	-	-	-	-	-	(2,391,812)	(2,391,812)
Balance as of December 31, 2022	10,000	15,157,824	(460,481)	-	3,422,799	-	(5,006,590)	13,123,552

2023
Beginning of financial year	10,000	15,157,824	(460,481)	-	3,422,799	-	(5,006,590)	13,123,552

Issuance of new shares	892	-	-	89,725,052	-	-	-	89,725,944
Net surplus on revaluation of leasehold property	-	(186,684)	337,283	-	-	-	-	150,599
Loss for the year	-	-	-	-	-	-	(94,979,338)	(94,979,338)
Balance as of December 31, 2023	10,892	14,971,140	(123,198)	89,725,052	3,422,799	-	(99,985,928)	8,020,757

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2023 and 2022

		2023	2022
	Note	US$	US$
Cash flows from operating activities
Loss before income tax		(94,846,338)	(2,383,812)

Adjustments for:
- Impairment loss on receivable		-	44,271
- Depreciation of property, plant and equipment	10	1,501,809	1,661,403
- Amortisation of intangible assets	11	853,030	638,849
- Interest income		(18,308)	(4)
- Interest expense	8	388,717	246,359
- Loss/(gain) on disposal of property, plant and equipment	5	12,852	(26,586)
- Listing expense	25	93,067,324	-
- Foreign exchange adjustment		256,558	3,331
		1,215,644	183,811
Changes in operating assets and liabilties :
- Trade and other receivables		(210,649)	(384,221)
- Inventories		156,967	378,606
- Trade and other payables		1,368,648	1,791,714
- Prepaid forward purchase agreement		969	-
- Deferred underwriting fees payable		2,753,125	-
Net cash generated from operating activities		5,282,766	1,969,910

Cash flows from investing activities
Purchase of property, plant and equipment		(651,044)	(502,677)
Proceeds from disposal of property, plant and equipment		2,130	29,592
Additions to intangible assets		(1,388,583)	(1,011,193)
Interest received		18,308	4
Net cash used in investing activities		(2,019,189)	(1,484,274)

Cash flows from financing activities
Proceeds from bank borrowings		3,596,071	-
Repayment of bank borrowings		(3,775,481)	(1,537,495)
Shares issuance		754,448	1,600,000
Settlement of Promissory Note		(3,150,000)	-
Repayments of lease liabilities		(185,536)	(186,397)
Interest paid		(388,717)	(246,359)
Net cash used in financing activities		(3,149,215)	(370,251)

Net increase in cash and bank balances		114,362	115,385

Cash and cash equivalents
Beginning of the financial year		252,399	137,014
End of the financial year		366,761	252,399

The accompanying notes form an integral part of these financial statements.

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2023 and 2022

Reconciliation of liabilities arising from financing activities

		Interest-
		bearing bank
		and other
	Lease liabilities	borrowings	Total
	US$	US$	US$
At January 1 2022	1,150,764	7,347,025	8,497,789

Changes from financing cash flows:
Repayment of bank loans	-	(1,537,495)	(1,537,495)
Principal element of lease payments	(186,397)	-	(186,397)
Borrowing cost paid	(28,558)	(217,801)	(246,359)
Total change from financing cash flows	(214,955)	(1,755,296)	(1,970,251)

Other changes:
Exchange adjustments	(3,850)	(10,889)	(14,739)
Lease modification	1,296,818	-	1,296,818
Interest expenses	28,558	217,801	246,359
Total other changes	1,321,526	206,912	1,528,438

At December 31, 2022	2,257,335	5,798,641	8,055,976

Changes from financing cash flows:
Proceeds from bank borrowings	-	3,596,071	3,596,071
Repayment of bank loans	-	(3,775,481)	(3,775,481)
Principal element of lease payments	(185,536)	-	(185,536)
Borrowing cost paid	(55,934)	(332,783)	(388,717)
Total change from financing cash flows	(241,470)	(512,193)	(753,663)

Other changes:
Exchange adjustments	86,777	159,248	246,025
Lease modification	8,230	-	8,230
Interest expenses	55,934	332,783	388,717
Total other changes	150,941	492,031	642,972

At December 31, 2023	2,166,806	5,778,479	7,945,285

The accompanying notes form an integral part of these financial statements.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General information and reorganization transactions

On November 29, 2022, Genesis Unicorn Capital Corp (“GUCC”), entered into an agreement and plan of merger (the “Merger Agreement”) with ESGL Holdings Limited (“ESGL”), ESGH Merger Sub Corp (“Merger Sub”), Environmental Solutions Group Holdings Limited (“ESGH”), and Quek Leng Chuang, solely in his capacity as the shareholder representative, agent and attorney-in-fact of the shareholders (the “Shareholder Representative”). Upon the closing of the transactions contemplated by the Merger Agreement, (a) GUCC will be merged with and into ESGL (the “Reincorporation Merger”), with ESGL surviving the Reincorporation Merger, and (b) Merger Sub will be merged with and into the ESGH (the “Acquisition Merger”), with ESGH surviving the Acquisition Merger as a direct wholly owned subsidiary of ESGL (collectively, the “Merger” or the “Business Combination”).

The Business Combination was successfully completed on August 3, 2023. Following which, ESGL is a publicly traded company listed on Nasdaq. ESGL’s stock commenced trading August 4, 2023.

Genesis Unicorn Capital Corp

GUCC was incorporated as a Delaware corporation on February 23, 2021. It is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.

ESGL Holdings Limited

ESGL Holdings Limited (“ESGL” or the “Company”) was incorporated in the Cayman Islands on November 18, 2022 for the sole purpose of the Reincorporation Merger. Following the consummation of the Reincorporation Merger, GUCC will have merged with and into ESGL, with ESGL as the surviving publicly traded entity.

Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited (“ESGH”) is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. The address of its registered office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. As a holding company with no material operations of its own, ESGH conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Asia Holdings Limited (“ESAH”)

ESAH, a wholly-owned subsidiary of the ESGH, was incorporated on June 29, 2022 and domiciled in the British Virgin Islands with its registered office at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

Environmental Solutions (Asia) Pte. Ltd. (“ESA”)

ESA was incorporated and domiciled in Singapore, with its registered office at 101 Tuas, South Avenue 2, Singapore 637226. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

1. General information and reorganization transactions (continued)

ESGH Merger Sub Corp

ESGH Merger Sub Corp was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 18, 2022 and is a wholly-owned subsidiary of ESGL formed to consummate the Business Combination. Following the consummation of the Business Combination, Merger Sub will have merged with and into ESGH, with ESGH surviving the merger as a wholly-owned subsidiary of ESGL.

As ESGL, ESGH, ESAH and ESA (collectively the “Group”) were under common control, the Merger constituted a reorganization under common control and are required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares, which have been revised to reflect the effects of the reorganization in accordance with International Financial Reporting Standards (“IFRS”) as of December 31, 2023 and 2022. The financial statements were authorized for issuance by the Directors on May 15, 2024.

GUCC will be treated as the acquired company for accounting purposes, whereas ESGH will be treated as the accounting acquirer. Because GUCC does not meet the accounting definition of a business, the Business Combination will be treated as the equivalent of ESGH issuing stock for the net assets of GUCC, accompanied by a recapitalization. The net assets of ESGH will be stated at historical cost, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Business Combination will be those of ESGH. ESGH has been determined to be the accounting acquirer for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

(i)	After the close of the business combination, persons affiliated with ESGH are expected to control a majority of the combined company’s board of directors;
(ii)	ESGH shareholders have the largest voting interest under both redemption scenarios;
(iii)	ESGH is the largest entity based on the entity’s operations and number of employees
(iv)	ESGH’s operations prior to the Business Combination will comprise the ongoing operations of the Combined Company; and
(v)	ESGH’s existing executive officers and senior management team will comprise the executive officers and senior management team of the Combined Company.

The Business Combination, which is not within the scope of IFRS 3 (Business Combination) since GUCC does not meet the definition of a business in accordance with IFRS 3 (Business Combination), is accounted for within the scope of IFRS 2 (Share-Based Payment). Any excess of fair value of the consideration shares issued over the fair value of GUCC’s identifiable net assets acquired represents a listing fee for the service of a stock exchange listing for its shares and is expensed as incurred.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared on a historical cost convention, except for Prepaid forward purchase agreement and leasehold land and buildings which are measured at fair value.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

The financial statements of the Group have been prepared on a going concern basis notwithstanding that the net current liabilities as of December 31, 2023 amounted to approximately US$13.8 million (2022 : US$8.6 million). As of December 31, 2023, the Group’s current assets were approximately US$1.5 million and its current liabilities were approximately US$15.2 million. The negative working capital was primarily attributable to the deferred underwriting fee payable and the classification of certain bank loan balances of approximately US$5.7 million as current liabilities as the relevant bank loan agreements allow the banks to demand immediate repayments even though they were not due for repayment within a year. To-date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The Group’s ability to continue as a going concern is largely dependent on its ability to continue growing its revenue to fully utilize its production capacity as well as raising funds from the capital market. The Group successfully raised US$2.5 million in a private share placement to an investor subsequent to year end.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.1 Basis of preparation (continued)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.2 Basis of Consolidation

The financial statements are presented in United States Dollars (“US$”), which is the Group’s functional currency. All financial information presented in United States Dollars has been rounded to the nearest dollar, unless otherwise indicated.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2023 and 2022. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The Company’s voting rights and potential voting rights.

The Company assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.3 Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the goods or services. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a)	Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b)	Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Contract assets

The contract assets are for the Group’s rights to consideration for work completed but not billed at the reporting date on its contracts; costs incurred to obtain or fulfil a contract with a customer; and any impairment losses recognized in the reporting year. The contract assets are transferred to receivables when the right to payment becomes unconditional.

2.4 Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to non-monetary assets are deducted against the carrying amount of the non-monetary assets.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.5 Property, plant and equipment

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment other than leasehold land and buildings are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation. Valuations are performed frequently to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Any revaluation surplus is credited to the property revaluation reserve in equity, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in the Statement of Profit or Loss and Other Comprehensive Income, in which case the increase is recognized in the statement of profit or loss.

A revaluation deficit is recognized in the statement of profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve.

An annual transfer from the property revaluation reserve to accumulated losses is made for the difference between depreciation based on the revalued carrying amount of the assets and depreciation based on the assets original cost. Upon disposal, any revaluation reserve relating to that particular asset being sold is transferred to retained profits.

(ii)	Components of costs

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives as follows:

Useful lives
Leasehold land and buildings	Over the lease term period ranging from 2 to 30 years
Plant and equipment	3 to 5 years
Machineries	2 to 10 years
Renovation	5 years
Motor vehicles	10 years
Furniture and fittings	5 years

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognized in profit or loss when the changes arise.

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

(c)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.5 Property, plant and equipment (continued)

(d)	Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

2.6 Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initial acquisition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Intangible assets with finite useful lives are amortized over the estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful lives
Software	3 years

2.7 Borrowing costs

Borrowing costs are recognized in profit or loss using the effective interest method.

2.8 Impairment of non-financial assets

Intangible assets, property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or when annual impairment testing for an asset is required.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss for an asset is credited to profit or loss in the period in which it arises.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.9 Financial assets

(a)	Classification and measurement

The Group classifies its financial assets at amortized cost.

The classification of debt instruments depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of the financial assets not a fair value through profit or loss, transactions costs that are directly attributable to the acquisition of the financial asset.

At subsequent measurement

Debt instruments are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b)	Impairment of financial assets

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade and other receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Group measures the loss allowance as equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition for which the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.9 Financial assets (continued)

(b)	Impairment of financial assets (continued)

(i) Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	An actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	Significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor;
●	Existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	An actual or expected significant deterioration in the operating results of the debtor;
●	An actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii) Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii) Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	Significant financial difficulty of the issuer or the borrower;
(b)	A breach of contract, such as a default or past due event;
(c)	The lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender(s) would not otherwise consider.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.9 Financial assets (continued)

(b)	Impairment of financial assets (continued)

(iii) Credit-impaired financial assets (continued)

(d)	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
(e)	The disappearance of an active market for that financial asset because of financial difficulties.

(iv) Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v) Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure to default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default representing the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments;
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The groups are regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

(c)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.10 Financial Liabilities

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair values (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(a)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

(b)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.11 Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date at which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “Property, plant and equipment”.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.11 Leases (continued)

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payment that is based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amount expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if it is reasonably certain the option will be exercised; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and accounts for these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Group’s assessment of whether it will exercise an extension option; or

●	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group presents lease liabilities as a separate line item on the statement of financial position.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value. Payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

●	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.11 Leases (continued)

●	The consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

When the Group is the lessor

Classification and measurement of leases

Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recognized as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognized as an expense on a straight-line basis over the lease term except for investment properties measured under the fair value model. Variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognized as income when they arise.

Refundable rental deposits

Refundable rental deposits received are accounted for under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Lease modification

Changes in consideration of lease contracts that were not part of the original terms and conditions are accounted for as lease modifications, including lease incentives provided through forgiveness or reduction of rentals.

The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.12 Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated using the specific identification method and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

When necessary, allowance is provided for damaged, obsolete and slow moving items to adjust the carrying values of inventories to the lower of cost and net realizable value.

2.13 Income taxes

Income tax represents the sum of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:-

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.13 Income Taxes (continued)

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as income or expenses in profit or loss, except to the extent that the tax arises from a transaction which is recognized directly in equity.

The Group accounts for investment tax credits similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

2.14 Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Short-term employees benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.15 Currency translation

The financial statements are presented in United States Dollar (“US$”). Our business and operations are primarily conducted in Singapore through our subsidiary, ESA, that is domiciled there. The functional currency of ESA is US$ and transactions in a currency other than the United States Dollar (“foreign currency”) are translated into the United States Dollar using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other operating expenses”.

2.16 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

2.17 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.18 Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person :

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of key management personnel of the Company or the Company’s parent;

or

(b)	An entity is related to the Company if any of the following conditions applies:-

(i)	The entity and the Company are members of the same group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	The entity and the Company are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the Company’s parent.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.18 Related parties (continued)

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity and include:

(a)	That person’s children and spouse or domestic partner;

(b)	Children of that person’s spouse or domestic partner; and

(c)	Dependents of that person or that person’s spouse or domestic partner.

2.19 Fair value measurement

The Group measures its properties at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:-

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

2. Significant accounting policies (continued)

2.20 Application of amendments to IFRS

In the preparation of the financial statements for the year ended December 31, 2023, the Group has applied the following amendments to IFRSs, for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2023:

Amendments to IFRS 17	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these financial statements.

3. Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions

(a)	Useful lives of plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s plant and equipment as at December 31, 2023 was US$21,786,365 (2022: US$22,493,283).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as at December 31, 2023 was US$64,184 (2022: US$221,151).

(c)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as at December 31, 2023 was US$461,497 (2022: US$389,648).

(d)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions (continued)

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets at the reporting date is US$2,381,465(2022: US$1,845,912).

(f)	Forward Purchase Agreement

On July 27, 2023, the Company, ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”).

In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections. The purchases were recognized as a current asset in the financial statements as Prepaid Forward Purchase Agreement (“Prepaid FPA”), at the fair value at the time of the purchase transaction. For the financial year ended December 31, 2023, the fair value of the Prepaid FPA was assessed using a Monte Carlo simulation model to be US$969 and accordingly, an adjustment to the carrying amount of the Prepaid FPA was made.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

4. Revenue

Revenue classified by type of good or service is as follows :

	2023	2022
	US$	US$
Revenue from:
- Sales of circular products	2,305,646	2,746,097
- Waste disposal services	3,858,527	2,245,937
	6,164,173	4,992,034

The revenue from sales of goods and other service income is recognized based on a point in time.

5. Other income

	2023	2022
	US$	US$
Interest income	18,308	4
Gain from disposal of motor vehicle	-	26,586
Government grants	42,819	76,588
Grant from AEPW[1]	72,000	116,000
Warehousing and logistic services	36,357	175,650
Others	335	1,545
	169,819	396,373

[1]	The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell

6. Other operating expenses

	2023	2022
	US$	US$
Foreign exchange loss	189,426	22,287
Foreign worker levy	168,137	97,703
Impairment loss on receivables	-	44,271
Insurance	55,694	43,589
Professional fees	109,703	93,978
Property tax	108,412	105,771
Rental and storage	594,748	290,481
Utilities	189,982	157,974
Upkeep, repair and maintenance	230,037	317,267
Chemical and incineration fees	396,428	229,204
Bank service charges	50,427	8,203
Others	9,398	117,099
	2,102,392	1,527,827

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

7. Employee benefits expense

	2023	2022
	US$	US$
Salaries, wages and bonuses	2,258,195	1,571,124
Directors’ remuneration	272,659	211,853
Directors’ fees	52,252	-
Employer’s contribution to defined contribution plans including Central Provident Fund	142,749	107,263
Other short term benefit	26,943	54,077
	2,752,798	1,944,317
Less: Amount capitalized as internal development of intangible assets	(1,388,584)	(1,011,193)
	1,364,214	933,124

8. Finance expense

	2023	2022
	US$	US$
Interest expenses:
- Lease liabilities	55,934	28,559
- Borrowings	284,112	217,800
- Loans from Directors	48,671	-
	388,717	246,359

9. Income tax expense

	2023	2022
	US$	US$

Tax expense attributable to loss is made up of:
- Movements in deferred tax liabilities	133,000	8000
	133,000	8,000

The tax on profit or loss before income tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax expense as follows :

	2023	2022
	US$	US$

Loss before income tax	(94,846,338)	(2,383,812)

Tax calculated at tax rate of 17% (2022: 17%)	(16,123,877)	(405,248)
Effects of:
- Listing expenses	15,821,445	-
- Expenses not deductible for tax purposes	467,334	172,993
- Income not subject to tax	(3,112)	(310)
- Utilization of tax losses	-	(11,000)
- Temporary difference	(28,790)	251,565
	133,000	8,000

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

10. Property, plant and equipment, net

	Leasehold land and buildings	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2023
Cost
Beginning of financial year	19,828,888	4,385,903	1,213,687	487,229	692,142	127,487	26,735,336
Additions	-	580,125	-	3,010	63,423	4,486	651,044
Disposal	-	(5,721)	-	-	(60,974)	-	(66,695)
Lease modifications	8,230	-	-	-	-	-	8,230
Revaluation	(910,055)	-	-	-	-	-	(910,055)
Exchange difference	337,283	-	-	-	-	-	337,283
End of financial year	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143

Accumulated depreciation
Beginning of financial year	523,495	1,689,985	874,266	486,040	545,593	122,674	4,242,053
Depreciation charge	932,231	416,516	100,536	1,490	46,695	4,341	1,501,809
Disposal	-	(2,574)	-	-	(49,139)	-	(51,713)
Revaluation	(723,371)	-	-	-	-	-	(723,371)
End of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778

Net book value
End of financial year	18,531,991	2,856,380	238,885	2,709	151,442	4,958	21,786,365

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

10. Property, plant and equipment, net (continued)

	Leasehold land and buildings	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2022
Cost
Beginning of financial year	11,414,034	3,898,326	1,213,687	487,229	684,093	127,487	17,824,856
Additions	-	487,577	-	-	15,100	-	502,677
Disposal					(7,051)		(7,051)
Lease modifications	1,296,818	-	-	-		-	1,289,767
Revaluation	7,065,299					-	7,065,299
Exchange difference	52,737	-	-	-	-	-	52,737
End of financial year	19,828,888	4,385,903	1,213,687	487,229	692,142	127,487	26,735,336

Accumulated depreciation
Beginning of financial year	348,207	1,315,480	772,407	478,565	506,219	115,387	3,536,265
Depreciation charge	1,126,858	374,505	101,859	7,475	43,419	7,287	1,661,403
Disposal	-	-	-	-	(4,045)	-	(4,045)
Revaluation	(951,570)	-	-	-	-	-	(951,570)
End of financial year	523,495	1,689,985	874,266	486,040	545,593	122,674	4,242,053

Net book value
End of financial year	19,305,393	2,695,918	339,421	1,189	146,549	4,813	22,493,283

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 15.

During the financial year, leasehold land and buildings with carrying amount of approximately US$16,532,686 (2022: US$17,105,459) were mortgaged to secure a term loan (Note 17).

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

10. Property, plant and equipment, net (continued)

Fair value hierarchy

Independent valuations were performed by the valuers, CKS Property Consultants Pte Ltd and GB Global Pte Ltd to determine the fair value of leasehold land and buildings as at December 31, 2023 and 2022, respectively. The revaluation surplus net of applicable deferred income taxes was credited to revaluation reserve. The following table presents the fair value measurement hierarchy of the Group’s leasehold land and buildings carried at fair value:-

Fair value measurements as at
December 31, 2023 categorized into
		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Fair value at	identical assets	inputs	inputs
	December 31, 2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value
measurement

Leasehold land and buildings:
- Industrial – Singapore	16,532,686	-	-	16,532,686

Fair value measurements as at
December 31, 2022 categorized into
Quoted prices in
		active markets for	Significant other	Significant
	Fair value at	identical assets	observable inputs	unobservable inputs
	December 31, 2022	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value
measurement

Leasehold land and buildings:
- Industrial - Singapore	17,105,459	-	-	17,105,459

During the years ended December 31, 2023 and 2022, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

10. Property, plant and equipment, net (continued)

Reconciliation of fair value measurements categorized within Level 3 of the fair value hierarchy:-

Leasehold land
and buildings
US$

Carrying amount at December 31, 2022	17,105,459
Depreciation charge on revaluation of properties held for own use	(723,371)
Net gain from a fair value adjustment recognized in the
consolidated statement of profit or loss and other comprehensive income	150,598

Carrying amount at December 31, 2023	16,532,686

Valuation techniques

There has been no change from the valuation techniques used in the financial years ended December 31, 2023 and 2022. For all leasehold land and buildings, the valuation was determined using a market comparison approach. The fair value of leasehold land and buildings is based on prices for recent market transactions in similar properties and adjusted to reflect the conditions and locations of the Group’s properties. The significant input into this valuation approach is price per square foot, which has been adjusted to reflect the location, size, tenure, age and condition, standard of finishes, use, facilities provided, date of transaction and the prevailing economic conditions.

Below is a summary of the valuation techniques used and the key inputs to the valuation of leasehold land and buildings:-

	Valuation techniques	Significant unobservable inputs	Range or weighted average
			2023	2022
Leasehold land and buildings in Singapore	Market comparison approach	Price per square foot	US$113 to US$396 per square foot	US$67 to US$141 per square foot

The fair value measurements are based on the above leasehold land and buildings’ highest and best use, which does not differ from their actual use.

Had the Group’s leasehold land and buildings been carried at cost less accumulated depreciation, the carrying amount of the Group’s leasehold land and buildings as at December 31, 2023 and 2022 would have been approximately US$3,645,289 and US$4,118,381 respectively.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

11. Intangible assets, net

	2023	2022
	US$	US$
Cost
Beginning of financial year	2,961,256	1,950,063
Additions - internal development	1,388,583	1,011,193
End of financial year	4,349,839	2,961,256

Accumulated amortisation
Beginning of financial year	1,115,344	476,495
Amortization	853,030	638,849
End of financial year	1,968,374	1,115,344

Net book value
End of financial year	2,381,465	1,845,912

12. Trade and other receivables

	2023	2022
	US$	US$
Trade receivables
- Non-related parties	461,497	389,648
	461,497	389,648
Non-trade receivables
- Advance payment to suppliers	329,597	337,488
- Deposits	46,035	59,857
- Goods and services tax recoverable	184	2,294
- Prepayments	195,209	25,841
	571,025	425,480

	1,032,522	815,128

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

12. Trade and other receivables (continued)

Receivables that are past due but not impaired

The Group had trade receivables amounting to US$59,757 (2022: US$26,485) that were past due at the reporting date but were not impaired. These receivables were unsecured and the analysis of their aging based on their trade date at the reporting date is as follows:

	2023	2022
	US$	US$
Less than 30 days	44,543	22,473
30 to 90 days	15,214	1,895
More than 90 days	-	2,117
	59,757	26,485

The trade receivables and contract assets are subject to the expected credit loss model under the financial reporting standard on financial instruments. At all reporting dates the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Details of impairment of trade and other receivables are set out in Note 23(b)(ii).

As of December 31, 2023, the Group has made allowance for expected credit loss amounting to US$47,691 (2022 : US$46,768).

13. Inventories

	2023	2022
	US$	US$
Raw materials	64,184	116,721
Finished goods	-	104,430
	64,184	221,151

The cost of inventories recognized as an expense amounted to US$977,619 (2022: US$1,093,194) for the year ended December 31, 2023.

14. Reserves

(a)	Revaluation surplus

Revaluation surplus represents increases in the fair value of leasehold land and buildings, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

(b)	Other reserve

Other reserve represents member’s deemed contribution arising from reorganization.

(c)	Exchange reserve

The exchange reserve represents the exchange differences relating to the translation of the Group’s leasehold land and building from the revaluation. The exchange differences are recognized directly in other comprehensive income and accumulated in the exchange reserve. Such exchange differences accumulated in the exchange reserve are reclassified to the consolidated income statement on the disposal of the leasehold land and building.

(d)	Share premium reserve

The share premium reserve represents the excess amounts paid by shareholders above the par value of the shares issued.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2023 and 2022

15. Leases – The Group as a lessee

Nature of the Group’s leasing activities

The Group has lease contracts for land, buildings, machineries and equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group regularly enters into short-term leases of 12 months or less for certain plant and equipment and machineries. The Group applies the ‘short-term lease’ recognition exemptions for these leases.

(a) Carrying amounts

ROU assets classified within property, plant and equipment

	2023	2022
	US$	US$
Carrying amounts
Leasehold land and buildings	1,999,304	2,199,934
Plant and equipment	270	8,151
Motor vehicles	130,642	113,707
	2,130,216	2,321,792

(b) Depreciation charge during the financial year

	2023	2022
	US$	US$

Leasehold land and buildings	208,860	175,287
Plant and equipment	7,882	7,882
Motor vehicles	40,480	35,217
	257,222	218,386

Interest expense

	2023	2022
	US$	US$

Interest expense on lease liabilities	55,934	28,559

(c) Short-term leases

	2023	2022
	US$	US$

Expense relating to short-term leases	372,721	157,687
Total cash outflow for leases	614,191	372,642

Note: Amount includes payments of principal and interest portion of lease liabilities and short-term leases.

For both years, the Group leases various offices and machineries for its operations. Lease contracts are entered into for fixed term of 1 month to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. At the end of the current financial year, the lease for one of the properties was extended by 20 years, ending in November 2050.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

15. Leases – The Group as a lessee (continued)

The Group regularly enters into short-term leases for certain office premises. As at December 31, 2023 and 2022, the portfolio of short-term leases was similar to the portfolio of short-term leases to which the short-term leases expense is disclosed above.

(d) There were no addition of ROU assets during the financial years ended December 31, 2023 and 2022.

(e) Lease liabilities

	2022	2022
	(US$)	(US$)
Current	192,282	185,764
Non-current	1,974,524	2,071,571
	2,166,806	2,257,335

16. Trade and other payables

	2023	2022
	US$	US$
Trade payables
- Non-related parties	528,865	525,588
	528,865	525,588

Other payables
- Amount due to shareholder	189,595	-
- Contract liabilities	2,077,358	2,162,274
- Amount due to directors	910,541	927,885
- Deposit from customers	-	19,411
- Accruals for operating expenses	2,837,205	645,861
- Goods and services tax payable	6,340	50
- Withholding tax	10,655	4,276
	6,031,694	3,759,757

	6,560,559	4,285,345

The amounts due to directors are non-trade in nature, unsecured, bear interests at 6% per annum and are repayable on demand. As of December 31, 2023 the interest on the amount due to directors was US$48,671 (2022 : US$8,893).

The contract liabilities primarily relate to the advance consideration received from customers for unsatisfied performance obligations. The Company recognizes revenue for each respective performance obligation when control of the product or service transfers to the customer and the right to payment becomes unconditional. In 2023, US$85,536 (2022 : US$544,311) of contract liabilities was recognized as revenue in the profit or loss statement.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

17. Borrowings

	2023	2022
	US$	US$

Term loan I	201,945	271,035
Term loan II	-	1,266,912
Term loan IV	378,323	626,714
Term loan V	426,589	697,233
Term loan VI	924,276	1,278,261
Term loan VII	2,014,258	-
Trade receivables financing	81,231	-
Revolving credit	1,751,857	1,658,486
	5,778,479	5,798,641

	2023	2022
	US$	US$
Analysed as :
Non-current portion	112,319	371,103
Current portion	5,666,160	5,427,538
	5,778,479	5,798,641

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows :

	2023	2022
	US$	US$
Bank borrowings repayable :
Within one year or on demand	5,666,160	5,427,538

Within a period of more than one year but not exceeding two years	112,319	371,103

	5,778,479	5,798,641

(i)	Term loan I was obtained for refinancing the outstanding loan amount in relation to the leasehold land and building of the Group. This loan is repayable by monthly instalments over a 120 months period commencing 2015. The interest rates charged were between 2.30% to 1.30% per annum below the bank’s commercial rate 2 for the 1st to 3rd year of the loan and thereafter at the bank’s Commercial Rate 2 (“CR2”) of 4.68% to 5.68% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at December 31, 2023 and 2022.

During the current financial year, the Group entered into a trade receivables financing agreement with one of its lenders. The arrangement will provide immediate payment of up to 90% of the receivables upon presentation of relevant documents by the Group. The remaining 10% will be paid upon settlement of the receivables by the customer. This arrangement has recourse and the Group is liable for any unpaid receivables.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

17. Borrowings (continued)

(ii)	Term loan II was obtained to finance the construction of the proposed erection of a single user 1-story factory with part 3-story ancillary. This loan is repayable by monthly instalments over a 7 year period commencing from 2016. The interest rates charged were between 2.65% to 3.45% per annum below the bank’s prevailing Enterprise Financing Rate for the 1st to 3rd year of the loan and thereafter at Singapore Interbank Offered Rate (“SIBOR”) plus 3% per annum. Term loan II was fully repaid during the financial year 2023.

(iii)	Term loan IV was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.00% per annum on monthly rests.

(iv)	Term loan V was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at December 31, 2023 and 2022.

(v)	Term loan VI was obtained for purchasing of machineries for core business operations. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.50% per annum on monthly rests. It contains a repayment on demand clause and therefore it is classified as current liabilities as at December 31, 2023 and 2022.

(vi)	Term loan VII was obtained as a replacement for Term Loan II and also for working capital purposes. This loan is repayable by monthly instalments over a 3 year period commencing year 2023. The interest rates charged are 2.0% above the Bank’s Cost of Funds. It contains a repayment on demand clause and therefore it is classified as current liabilities as at December 31, 2023 and 2022.

(vii)	Revolving credit is obtained for working capital purposes. These loans are repayable 1 to 6 months from the date of each drawdown. The interest rates charged are 2.00% per annum above the Bank’s Cost of Funds or 2.00% above the prevailing SIBOR per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at December 31, 2023 and 2022.

Security granted

The Group’s borrowings are secured by:

(a)	A legal mortgage on the Group’s leasehold land and buildings with net book value of US$16,532,686 (2022: US$17,105,459) (Note 10);

(b)	Several guarantees from a director and a former director of the Group in their personal capacities.

18. Deferred tax

Deferred tax assets and liabilities are offset when there is legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same taxation authority. The Group’s deferred tax liabilities arose mainly from differences in depreciation for tax and revaluation of leasehold properties whilst deferred tax assets arose from tax losses carried forward. As at December 31, 2023, the Group has tax losses of approximately US$NIL (2022 : US$442,000) which can be carried forward indefinitely to offset future taxable profits.

	2023	2022
	US$	US$

Deferred tax assets recognized	-	75,070
Deferred tax liabilities recognized	296,000	238,070
Net deferred tax liabilities	296,000	163,000

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

18. Deferred tax (continued)

The movement in deferred tax liabilities (prior to offsetting of balances) during the financial year is as follows:

	2023	2022
	US$	US$

Balance as at beginning of financial year	163,000	155,000

Movements in deferred tax liabilities	133,000	8,000
Balance as at end of financial year	296,000	163,000

19. Share capital

	2023	2022

No. of ordinary shares	12,683,039	10,000

Pursuant to the terms of the Merger Agreement, the aggregate consideration paid at the closing of the Business Combination to existing shareholders of the ESGH was 6,764,150 newly issued ordinary shares of ESGL at a deemed price of $10.00 per share.

In addition, at the closing of the Business Combination and after giving effect to the payments to GUCC’s redeeming stockholders, 4,100,804 GUCC’s shares remains in the share capital of ESGL.

Subsequent to the Business Combination and pursuant to an agreement for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Agreement”) with ACM ARRT K LLC (“ACM”) and Vellar Opportunities Fund Master Ltd (“Vellar”) dated July 27, 2023, ESGL issued 1,268,085 and 550,000 shares (“Additional Shares”) to Vellar and ACM respectively upon receipt of a Pricing Date notice from both parties (Note 24) on August 14 and 4, 2023.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

20. Related party transactions

(a) Directors’ remuneration

	2023	2022
	US$	US$
Salaries and bonuses	255,471	195,654
Directors’ fees	52,252	-
Personal guarantee fee	-	152,689
Employer’s contribution to the Central Provident Fund	17,188	16,199
	324,911	364,542

(b)	Key management personnel compensation

	2023	2022
	US$	US$
Salaries and bonuses	229,840	92,451
Employer’s contribution to the Central Provident Fund	22,826	8,806
	252,666	101,257

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

21. Capital commitments

Capital expenditures contracted for at the end of the reporting period but not recognized in the financial statements are as follows:

	2023	2022
	US$	US$

Property, plant and equipment	1,328,306	1,339,532

22. Group information

Subsidiaries

The consolidated financial statements of the Group include :

Name of subsidiary	Principal activities	Place of incorporation and business	Effective equity held by the Group
			2023	2022
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte Ltd	Waste management and recycling of industrial wastes	Singapore	100	100

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management

Financial risk factors

The Group’s activities expose it to market risk (including currency risk, price risk and interest rate risk), credit risk, liquidity risk and capital risk.

The Directors review and agree to the policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken. The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies, and processes for the management of these risks. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

(a)	Market risk

(i)	Currency risk

Currency risk arises from sales or purchases that are denominated in currencies other than the functional currency of the Group.

The foreign currency in which these transactions are denominated is mainly Singapore Dollar (“SGD”). The Group does not have a policy to hedge its exposure to foreign exchange risk.

The Group’s currency exposure based on the information provided to key management is as follows:

	SGD	USD	Total
	US$	US$	US$
December 31, 2023
Financial assets
Cash and cash equivalents	248,391	118,370	366,761
Trade and other receivables	1,001,109	31,413	1,032,522
Prepaid forward purchase agreement	-	969	969
	1,249,500	150,752	1,400,252

Financial liabilities
Trade and other payables	5,189,728	1,370,831	6,560,559
Borrowings	5,778,479	-	5,778,479
Deferred underwriting fee payable	-	2,753,125	2,753,125
Lease liabilities	2,166,806	-	2,166,806
	13,135,013	4,123,956	17,258,969
Net financial liabilities	(11,885,513)	(3,973,204)	(15,858,717)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(11,885,513)	(3,973,204)	(15,858,717)

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

	SGD	USD	Total
	US$	US$	US$
December 31, 2022
Financial assets
Cash and cash equivalents	118,411	133,985	252,396
Trade and other receivables	747,634	67,494	815,128
	866,045	201,479	1,067,524

Financial liabilities
Trade and other payables	3,972,893	312,452	4,285,345
Borrowings	5,798,641	-	5,798,641
Lease liabilities	2,257,335	-	2,257,335
	12,028,869	312,452	12,341,321
Net financial (liabilities)/assets	(11,162,824)	(110,973)	(11,273,797)

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

If the USD changes against the SGD by 10% (2022: 10%) respectively with all other variables including tax rate being held constant, the effects arising from the net financial liabilities/assets position will be as follows:

	Increase/(decrease)
	in profit or loss before tax
	2023	2022
	US$	US$
SGD against USD
- strengthened	(1,188,551)	(1,116,282)
- weakened	1,188,551	1,116,282

(ii)	Interest rate risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in SGD. At December 31, 2023, if the SGD interest rates had increased/decreased by 0.5% (2022: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$18,831 (2022: US$18,554) as a result of higher/lower interest expense on these borrowings.

(b)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligation, resulting in financial loss to the Group.

(i)	Risk management

The Group has adopted the following policy to mitigate its credit risk.

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally does not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables

The Group has applied the simplified approach by using the provision matrix to measure the lifetime ECL for trade receivables and the general approach for other financial assets at amortized cost.

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the financial year, 58.8% of the total trade receivables were from three of the Group’s largest customers. In 2022, 48.0% of total trade receivables were from three of the Group largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

2023

		Gross
	Expected	carrying	Loss
	loss	amount	allowance
	rate	US$	US$

Current (not past due)	0%	406,305	-
Less than 3 months past due	5%	59,333	3,218
3 months to 6 months past due	0%	-	-
More than 6 months past due	100%	43,550	43,550
		509,188	46,768

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables (continued)

2022

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
		US$	US$

Current (not past due)	0%	363,164	-
Less than 3 months past due	66%	71,136	46,768
3 months to 6 months past due	0%	2,116	-
More than 6 months past due	0%	-	-
		436,416	46,768

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The movements in loss allowance for trade receivables during the years are as follows:-

	2023	2022
	US$	US$
At January 1	46,768	150,000
Impairment losses recognized (Note 3)	-	46,768
Amount written off as uncollectible	-	150,000

At December 31	46,768	46,768

Other financial assets, at amortized cost

The Group’s other financial assets recognized at amortized cost are mainly comprised of cash and bank balances, non-trade receivables from non-related parties, deposits and prepayments. These other financial assets are subject to immaterial credit loss.

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to these receivables in estimating the probability of default of each of these other financial assets.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management (continued)

(c)	Liquidity risk

The table below analyses non-derivative financial liabilities of the Group based on the remaining period from December 31, 2022 to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	Less than 1 year US$	Between 2 and 5 years US$	More than 5 years US$

At December 31,2023
Trade and other payables	6,540,559	-	-
Deferred underwriting fee payable	2,753,125	-	-
Borrowings	5,953,741	112,880	-
Lease liabilities	192,282	256,215	1,718,309
	15,439,707	369,095	1,718,309

At December 31,2022
Trade and other payables	4,285,345	-	-
Borrowings	5,579,034	376,708	-
Lease liabilities	185,764	329,200	1,742,371
	10,050,143	705,908	1,742,371

(d)	Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises of issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2023 and 2022.

(e)	Fair value measurements

The notional amounts of financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values.

The fair value of the non-trade balances with the related parties has not been determined as the timing of the expected cash flows of these balances cannot be reasonably determined because of the relationship.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

23. Financial risk management (continued)

(f)	Warrants

As of December 31, 2023, ESGL has 8,625,000 public warrants and 377,331 private warrants. The warrant entitles the holder thereof to purchase one ESGL ordinary share at a price of $11.50 per full share. ESGL will not issue fractional shares. The warrants will expire five years after the consummation of the Business Combination.

ESGL may redeem the outstanding warrants (excluding the private warrants that are part of the Private Placement Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of ESGL ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before ESGL sends the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to ESGL ordinary shares underlying the warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

As of December 31, 2023, none of the warrants have been exercised.

Based on the closing price of warrants as at December 31, 2023 of US$0.0038, value of ESGL’s total outstanding warrants was approximately US$34,200.

(g)	Financial Instruments by Category

The carrying amounts of the different categories of financial instruments are as follows:

	2023	2022
	US$	US$

Financial assets, at amortised cost	874,477	480,318
Financial liabilities, at amortised cost	15,150,956	9,529,631

24. Forward Purchase Agreements (“FPA”)

On July 27, 2023, the Company, ESGL entered into an agreement (“Forward Purchase Agreement”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) for an OTC Equity Prepaid Forward Transaction. On the same date as the execution of the Forward Purchase Agreement, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). Following the assignment and novation, the rights and obligations of each Seller under its Forward Purchase Agreement were and are separate and distinct from the those of the other Seller, with each Seller acting independently of the other, without reference to or knowledge of the other Seller’s actions or inactions.

The primary purpose of entering into the Forward Purchase Agreement was to provide cash to ESGL following the closing of the Business Combination (the “Closing”). For purposes of the Forward Purchase Agreement, ESGL is referred to as the “Counterparty”.

Pursuant to the terms of the Forward Purchase Agreement, each Seller intended, but was not obligated, to purchase up to 2,200,000 shares (the “Maximum Number of Shares”) of Company Class A common stock, or 4,400,000 in total. The Sellers made their purchases after the expiration of the redemption deadline for holders to redeem shares in connection with the Business Combination, in brokered transactions in the open market, typically from holders that had elected to redeem their shares. In aggregate, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

24. Forward Purchase Agreements (“FPA”) (continued)

The Forward Purchase Agreement provides that each Seller be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of Recycled Shares set forth in a Pricing Date Notice delivered by that Seller and (ii) the redemption price paid by the Company at Closing to holders of its common stock who exercised their redemption rights in connection with the Business Combination (the “Initial Price”). Following the Closing, the Prepayment Amounts of $10,141,403.28 was paid to Vellar and $5,427,750.00 paid to ARRT directly from the GUCC’s trust account maintained by Continental Stock Transfer and Trust Company

The Forward Purchase Agreement grants each Seller the right to purchase from the Counterparty additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 14, 2023, Vellar delivered a Pricing Date Notice to the Purchaser for 1,268,085 Additional Shares, which were issued by the Purchaser effective as of that date. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by the Purchaser effective as of that date. The sum of the Recycled Shares and the Additional Shares under the Forward Purchase Agreement is referred to as the “Number of Shares.”

The valuation date (the “Valuation Date”) for each Forward Purchase Agreement will be the earliest to occur of (a) the date that is 24 months after the Closing, (b) the date specified by the Seller in a written notice to be delivered to the Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP Trigger Event (x) a Delisting Event, or (y) a Registration Failure and (c) the date specified by the Seller in a written notice to be delivered to Counterparty at the Seller’s sole discretion (which Valuation Date shall not be earlier than the day such notice is effective).

In connection with the occurrence of the Valuation Date, each Seller will pay to the Counterparty an amount in cash based on the value of the Ordinary Shares over a Valuation Period (the “Settlement Amount”). The Valuation Period begins on the business day after the Valuation Date and ends on the date on which the number of shares traded over the Valuation Period equals ten times the Number of Shares. The Seller will pay the Settlement Amount on the Cash Settlement Payment Date, which is the 30th business day immediately following the last day of the Valuation Period.

The determination of the Settlement Amount depends upon the trigger for the Valuation Date. In the event the Valuation Date is determined by Seller delivering to Counterparty written notice at its sole discretion, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date multiplied by (2) the closing price of the Shares on the immediately preceding trading day. In all other cases, the Settlement Amount will equal (1) the Number of Shares as of the Valuation Date that are registered for resale under an effective Registration Statement or may be transferred without any restrictions (including the current public information requirement or the volume and manner of sale limitations under Rule 144 under the Securities Act) multiplied by the average of the daily VWAP Price over the Valuation Period less (2) the Settlement Amount Adjustment. The Settlement Amount Adjustment is equal to the product of (1) (a) the Maximum Number of Shares less (b) any Terminated Shares as of the Valuation Date, multiplied by (2) $2.00.

On one occasion, during the period beginning 30 days after the Closing Date and ending on the Valuation Date, Counterparty may request in writing that each Seller provide it with additional funding of up to $1,000,000 (for an aggregate of $2,000,000), subject to the terms of the Forward Purchase Agreement (the “Additional Funds”). If a Seller provides Additional Funds to Counterparty, that Seller may deliver to Counterparty a Number of Shares Adjustment Notice, the effect of which is to reduce the Number of Shares by the number of shares specified in that notice with aggregate proceeds equal to the Additional Funds the Seller provided.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

24. Forward Purchase Agreements (“FPA”) (continued)

On September 15, 2023, the Company requested Additional Funds from Vellar in the amount of $1,000,000 notwithstanding that the Company was not eligible to submit a request for Additional Funds on such date pursuant to the terms of the Forward Purchase Agreement. On September 20, 2023, Vellar provided Additional Funds in the amount of $1,000,000 to the Company upon a Funding Request by the Company as defined in the Forward Purchase Agreement, which amount comprises the aggregate net proceeds received by the Company from the Forward Purchase Agreement. The Company does not expect to receive any additional funds pursuant to the Forward Purchase Agreement.

Each Seller agreed to waive any redemption rights with respect to any Recycled Shares in connection with the Business Combination and agreed not to vote the shares it purchases pursuant to the Forward Purchase Agreement in favor of the Business Combination. Each Forward Purchase Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Business Combination, including Rule 14e-5 under the Securities Exchange Act of 1934.

On November 16, 2023, ESGL received written notice from ARRT that the Valuation Date of the Forward Purchase Agreement with ARRT shall be deemed to be November 16, 2023, as a result of the occurrence of a Registration Failure due to a failure to have an effective registration statement as of 90 days following the date of ARRT’s registration request (which was August 16, 2023). In no event will any additional cash amounts be paid by the Sellers, including ARRT as a result of accelerating the maturity date as described above, or ESGL at the Valuation Date or otherwise. On or about December 4, 2023, ESGL and ARRT mutually agreed to terminate the Forward Purchase Agreement. ARRT will continue to hold all 1,050,000 shares following termination of the Forward Purchase Agreement and ARRT will pay no amounts to ESGL.

Subsequent to the year end, ESGL received written notice from Vellar that the Valuation Date of the Forward Purchase Agreement with Vellar shall be deemed March 14, 2024 for the same reason stated above. ESGL and Vellar mutually agreed to terminate the agreement on March 21, 2024. On March 22, 2024, ESGL and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641, calculated as 2,200,000 Shares (the Recycled Shares and Additional Shares) less 2,147,359 Shares (the Number of Shares Adjustment). As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor ESGL is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and ESGL under the Forward Purchase Agreement have been terminated.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

25. Listing expenses

Listing expenses were non-recurring expenses incurred in connection with the Business Combination and are as follows:

	2023	2022
	US$	US$
Share issued as consideration	67,641,500	-
Net assets of SPAC	(590,526)	-
Revaluation of FPA	24,241,261	-
Professional fees	1,680,198	981,701
Printing, courier, and others	94,891	-
	93,067,324	981,701

			Total
	Quantity	Price	Amount
Issuance of shares	6,764,150	10.00	67,641,500

26. New or revised IFRSs not yet adopted

Effective for annual reporting periods beginning on or after

Amendments to IFRS 16	Lease liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1	Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants	January 1, 2024

Amendments to IAS 7 and IFRS 7 Amendments to IAS 21	Disclosure: Supplier Finance Arrangements Lack of exchangeability	January 1, 2024 January 1, 2025

The directors anticipate that the application of all new and amendments to IFRSs will have no material impact on the financial statements in the foreseeable future.

ESGL Holdings Limited

Notes to the Financial Statements for the Financial Years ended December 31, 2023 and 2022

27. Subsequent events

1) Termination of FPA by Vellar

On March 21, 2024, the Company received a termination notice from Vellar, dated March 14, 2024, pursuant to the Forward Purchase Agreement. Pursuant to the termination notice, Vellar notified the Company that the Valuation Date was March 15, 2024 as a result of the occurrence of a VWAP Trigger Event. On March 22, 2024, the Company and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641, calculated as 2,200,000 Shares (the Recycled Shares and Additional Shares) less 2,147,359 Shares (the Number of Shares Adjustment). As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor the Company is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and the Company under the Forward Purchase Agreement have been terminated.

2) Private placement of 10 million shares

On March 27, 2024, the Company entered into a Share Purchase Agreement dated March 27, 2024 (the “Purchase Agreement”) with an accredited investor (the “Purchaser”), pursuant to which the Company shall issue in a private placement up to an aggregate of 10,000,000 Ordinary Shares to the Purchaser at a purchase price of US$0.25 per share. The initial closing under the Purchase Agreement took place on March 28, 2024 pursuant to which the Purchaser purchased 2,000,000 Ordinary Shares. The second and final closing under the Purchase Agreement took place on April 3, 2024 pursuant to which the Purchaser purchased 8,000,000 Ordinary Shares. The Company received gross proceeds of $2,500,000 in the private placement.

3) Application to transfer to Nasdaq Capital Market

On October 24, 2023, ESGL Holdings Limited (the “Company”) received notification letters dated October 24, 2023, from the Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that (i) the minimum bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”), and (ii) the Company’s Minimum Market Value of Publicly Held Shares (“MVPHS”) was less than $5,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(D), Nasdaq provided the Company with 180 calendar days, or until April 22, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule and the MVPHS Rule.

The Company did not regain compliance with the Minimum Bid Price Rule or the MVPHS Rule by April 22, 2024, the end of the Compliance Period. Accordingly, on April 19, 2024, the Company applied to transfer the Company’s securities to the Nasdaq Capital Market (the “Capital Market”) by submitting an on-line transfer application and paying a non-refundable $5,000 application fee to Nasdaq. The Company also provided written notice to Nasdaq of its intention to cure the deficiency during the second 180-day compliance period, if granted, including by effecting a reverse stock split, if necessary.

On May 2, 2024, the Company receives notification from Nasdaq that its application to transfer to Capital Market is approved. The Company’s securities will be transferred to the Capital Market at the opening of business on May 3, 2024, and the Company will be eligible for an additional 180 calendar day period, or until October 21, 2024, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

28. Loss per share

Loss per share is computed by dividing net loss by the weighted average number of the Company’s common shares outstanding during the period. Loss per share calculation for the period prior to the Business Combination has been retrospectively restated to the equivalent number of shares reflecting the ratio established during the Business Combination.

	2023	2022
	US$	US$
Calculation of basic earnings per share:
Net loss	(94,979,338)	(2,391,812)
Loss attributable to ordinary shareholders	(94,979,338)	(2,391,812)

Weighted average number of ordinary shares	6,466,527	6,378,267

Basic and diluted loss per share	(14.69)	(0.37)

1The number of shares for 2022 has been retrospectively restated to the equivalent number of shares reflecting the ratio established during the Business Combination

29. Comparative information

Professional fees amounting to US$981,701 in the year ended December 31, 2022 has been reclassified as Listing Expenses for the year ended December 31, 2023.

