Form 20-F
period 2024-12-31
ESGL Holdings Ltd
filed 2025-04-29
CIK 1957538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,816,240 ordinary shares and 9,317,331 warrants.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F is being filed by ESGL Holdings Limited, a Cayman Islands business company. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “ESGL” refer to ESGL Holdings Limited, a Cayman Islands business company, and its subsidiaries. References to “ESGH,” “Legacy ESGL,” and “Environmental Solutions Group Holdings Limited” refer to Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company. References to ESA refer to Environmental Solutions (Asia) Pte Ltd, a company incorporated in Singapore. “S$” refers to the legal currency of Singapore. References to ESGC refer to ESG Chemicals Sdn. Bhd., a company incorporated in Malaysia.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this report may include, for example, statements about:

●	our business strategies and outcomes;

●	our financial performance;

●	government regulations governing business operations, and in particular those governing the environmental industry;

●	macro-economic conditions in Singapore;

●	the outcome of any known and unknown litigation and regulatory proceedings.

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

Further, in this annual report:

●	“$” or “US$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

●	“Amended and Restated Memorandum and Articles of Association” means ESGL’s amended and restated memorandum and articles of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Amended and Restated Articles of Association” means ESGL’s amended and restated articles of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Amended and Restated Memorandum of Association” means ESGL’s amended and restated memorandum of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Board” means the board of directors of the Company.

●	“Business Combination” means the Merger contemplated by the Merger Agreement.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Company” means ESGL Holdings Limited.

●	“Closing” means the closing of the Business Combination.

●	“ESA” means Environmental Solutions (Asia) Pte. Ltd., which was incorporated under the laws of Singapore on May 8, 1999.
●	“ESGC” means ESG Chemicals Sdn. Bhd. which was incorporated under the laws of Malaysia on December 22, 2023.

●	“ESGH” means Environmental Solutions Group Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022.

●	“ESGL” means ESGL Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 18, 2022.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“founder shares” means the 2,156,250 Ordinary Shares issued to the Initial Stockholders at Closing in exchange for the 2,156,250 shares of GUCC Class B common stock issued for an aggregate purchase price of $25,000 in March 2021.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Group” means ESGL and its subsidiaries, including ESGH, ES BVI, ESA and ESGC.

●	“GUCC” means Genesis Unicorn Capital Corp., a Delaware corporation.

●	“GUCC Class A common stock” or “Class A common stock” means the Class A common stock, $0.0001 par value per share, of Genesis Unicorn Capital Corp.

●	“GUCC Class B common stock” or “Class B common stock” means the Class B common stock, $0.0001 par value per share, of Genesis Unicorn Capital Corp.

●	“GUCC common stock” or “common stock” means shares of GUCC Class A common stock and GUCC Class B common stock, collectively.

●	“IASB” means International Accounting Standards Board.

●	“IFRS” means International Financial Reporting Standards as issued by the IASB.

●	“Initial Stockholders” means the Sponsor and other initial holders of founder shares.

●	“IPO” refers to the initial public offering of 8,625,000 units (including 1,125,000 units as a result of the underwriters’ exercise of its over-allotment option) of GUCC consummated on February 17, 2022.

●	“IRS” means the United States Internal Revenue Service.

●	“Legacy ESGL” means Environmental Solutions Group Holdings Limited.

●	“Merger” means the transactions contemplated by the Merger Agreement.

●	“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 29, 2022, as may be amended from time to time, by and among ESGL, GUCC, ESGH, and the other parties named therein.

●	“Ordinary Shares” means the ordinary shares, $0.0001 par value per share, of ESGL.

●	“Private Units” means the units issued to the Sponsor in a private placement simultaneously with the closing of IPO, with each unit included one Ordinary Share and one Private Warrant.

●	“Private Warrants” means the warrants included in the Private Units issued to the Sponsor in a private placement simultaneously with the closing of IPO, with each Private Warrant entitling the holder to purchase one Ordinary Share.

●	“Public Warrants” means the public warrants issued in the IPO, with each Public Warrant entitling the holder to purchase one Ordinary Share.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Sponsor” means Genesis Unicorn Capital, LLC, a Delaware limited liability company.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the Group’s Business and Industry

For the two years ended December 31, 2024 and 2023, the Group has incurred operating losses and may incur significant losses for the foreseeable future. The Group may not generate sufficient revenue or become profitable or, if it achieves profitability, it may not be able to sustain it.

For the two years ended December 31, 2024 and 2023, the Group’s net losses were US$633,257 and US$94,979,338, respectively. As of December 31, 2024, the Group had an accumulated deficit of US$100,619,185 (2023: US$99,985,928).

Notably, the Group’s main operating subsidiary, Environmental Solutions (Asia) Pte Ltd, returned to profitability in 2024, marking a key milestone in the Group’s turnaround journey.

The significant losses reported in 2023 were primarily due to non-operational and non-recurring listing expenses of approximately US$93.1 million, largely related to accounting treatments tied to the Business Combination and revaluation of the Forward Purchase Agreement (FPA). Excluding these one-off charges, the Group’s operational fundamentals have remained resilient despite ongoing investments in growth. This improvement reflects strong cost discipline, including reductions in inventory and logistics costs of approximately US$1.2 million and US$283,000 respectively, and the absence of one-off listing expenses incurred in 2023.

The other major contributors to the net loss were expenses incurred in connection with the depreciation of property, plant and equipment, the purchase of raw materials, employee benefits expenses and other operating expenses. The Group may continue to incur losses for the foreseeable future as it continues its research and development activities, pursues potential mergers and acquisitions, seeks product certification approvals in the territories it has identified, hires additional personnel, obtains and protects its intellectual property and incurs additional costs for commercialization or to expand its pipeline of waste materials it collects and the circular products it generates from the recycled waste collected from its customers with respect to its waste collection and disposal services.

To become and remain profitable, the Group must increase its operating capacity to treat higher volumes of wastes and succeed in developing and eventually commercializing circular products that can generate sufficient revenue. In that regard, the Group has commenced sales of Fluorspar and Kao Lin, and regenerated acids  from the wastes the Group collected.

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

The Group did not meet its revenue projection for the fiscal year ended 2024.

The projected revenues of the Group for fiscal year 2024 was between $7.6 million to $9.5 million. The revenues of the Group for the fiscal year ended 2024 was approximately US$6.1 million. The Group did not meet its 2024 revenue projection mainly due to shortfall in the revenue from collection and treatment of hazardous chemical wastes such as acids.

In addition, the Group faced challenges in meeting its funding requirement to enhance technologies and capacity, essential for effectively serving market needs. This limitation hindered the Group’s ability to capitalize on growth and innovation opportunities, consequently affecting revenue generation. Furthermore, geopolitical tensions and market volatility presented additional obstacles to revenue generation efforts. Lower manufacturing activity, potentially influenced by these external factors, led to reduced waste from customers, impacting revenue streams. Lastly, unexpected waste management regulatory changes in Singapore posed operational challenges, particularly in the final quarter of the financial year. Adapting to these regulatory shifts proved to be a complex task, affecting operational efficiency. Therefore, there can be no assurance that the Group’s actual financial results would meet the financial projections and there is a significant likelihood that the Group’s actual financial results over the time periods and under the scenarios covered by the projections would be materially different. At this time, the Group’s management estimates that the impact of the lack of funds for capital investments may continue in the near future and therefore, the Group may not be able to meet its original revenue projections for 2025 and/or 2026. The Group has not updated its projections due to uncertainties surrounding recent developments, their future outcomes, and their impact on the Group’s projections.

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

Enforcement or implementation of foreign and domestic regulations can affect the Group’s ability to export its circular products. In 2017, the Chinese government announced bans on certain scrap materials and begun to enforce extremely restrictive quality and other requirements, which significantly reduced China’s import of recyclables. As of January 1, 2021, China ceased importing virtually all recyclables, including those exported by the Group. Many other markets, both domestic and foreign, have also tightened their quality expectations and limited or restricted the import of certain circular products. The recent slew of tariffs announced by the United States of America in 2025 and the ripple effects of escalating trade tension may have far-reaching implications. Higher tariffs on a global scale risk disrupting supply chains, raising costs and weakening trade flows and culminate in slower and/or lower growth.

Such trade restrictions may disrupt the global trade of recyclables, creating excess supply and decreasing recyclable commodity prices. The Group has been actively working to identify alternative markets for recycling commodities, but there may not be demand for all of the circular products it produces. The heightened quality requirements have been difficult for the industry to achieve and have driven up operating costs. As prices of circular products have fallen and operating costs have increased, the Group and other recyclers are passing cost increases through to waste collection customers.

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

As of December 31, 2024, the Group has certain borrowings with outstanding balances of approximately US$4.3 million classified as current liabilities, as the relevant loan agreements the Group entered with the lenders provide them discretion to demand immediate repayment of the outstanding balances from us. In addition, as of the date of this annual report, the Group had obtained waivers from the relevant lenders in relation to certain terms and conditions under the relevant loan agreements in connection with the closing of the Business Combination, except for Term Loan IV with an outstanding balance of approximately S$148,000 (US$109,000) as of December 31, 2024 from the relevant bank (the “Relevant Bank”). On July 20, 2022, the Group had obtained a written consent from the Relevant Bank for, among other things, the undertaking of a proposed restructuring of the Group. Subsequently on January 17, 2023, the Group had requested a waiver from the Relevant Bank for the closing of the Business Combination. As of the date of this annual report, the Group had not obtained the waiver or any notice from the Relevant Bank objecting, disagreeing to the matter or demanding any immediate repayment of Term Loan IV in connection with the closing of the Business Combination.

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

Government policies affecting labor costs include, inter alia, the new progressive wage model (“PWM”) and foreign worker levies. Changes in these policies may lead to an increase in the Group’s labor costs which may result in its business, financial condition and results of operations being materially and adversely affected. The Group is subject to foreign worker levies for the foreign workers it hires. The   Group paid foreign worker levies in the amount of US$173,632 and US$168,137 for the two fiscal years ended December 31, 2024 and 2023, respectively.

The foreign worker levies applicable to the Group will differ according to the percentage of the Group’s total workforce comprising of foreign workers. As of March 31, 2025 approximately 68.4% of the Group’s total workforce comprised of foreign workers for whom it might have to pay such foreign worker levies. Further, the criteria for applying for certain foreign work permits will be tightened moving forward and there will be increase in foreign worker levies. There is no assurance that the Singapore Government will not further increase the levy rates in future, and if they do so, the Group may face a significant increase in labor costs.

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

The waste management industry in Singapore in which the Group operates in is highly regulated. The Group’s licenses and registrations are subject to periodic renewal by the relevant government authorities and are generally subject to a variety of conditions which are stipulated either within the licenses and registrations themselves, or under the laws and/or regulations issued by the competent authorities. Failure to comply with such conditions, laws or regulations could result in the revocation, non-renewal or downgrade of the relevant licenses, permits or accreditations and/or imposition of penalties. In such an event, the Group’s business and financial performance will be adversely affected.

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

Recent Developments

On February 26, 2025, ESGL entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which ESGL agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to ESGL, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of ESGL, and the DT shareholders shall become shareholders of ESGL (the “Acquisition”).

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

The parties have agreed that the closing of the Acquisition shall occur on or before May 31, 2025 (which date may be extended upon the agreement of the parties), subject to the satisfaction of the closing conditions contained in the Agreement.

Competitive Strengths

Revolutionizing Waste Management for a Sustainable Future

ESGL is at the forefront of a new era in waste management, pioneering innovative solutions that transform industrial waste into valuable resources instead of discarding it. By reimagining waste as an opportunity, ESGL is driving a more sustainable and circular economy. Our circular economy-driven approach has not only differentiated us from traditional waste management companies but has also positioned us as an industry pioneer. With increased operational capacity in 2024, ESGL’s impact in sustainable waste management is greater than before.

With an expanded portfolio of six circular products derived from waste, ESGL is offering a greater variety of high-value sustainable raw materials. As demand for circular solutions rises, ESGL is at the forefront of this transformation, helping industries meet ambitious sustainability targets. ESGL’s pioneering renewable energy capture techniques continue to gain traction, allowing us to optimize energy use while reinforcing Singapore’s Zero Waste to Landfill commitment. Our ISCC-certified NewOil remains a trusted, sustainable alternative for businesses looking to reduce their carbon footprint while embracing a circular economy.

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

●	Harnessing the Power of the Sun: ESA has significantly scaled up its use of solar and waste-to-energy technologies, increasing solar capacity by 20% and expanding waste-to-energy conversion rates by 35% compared to 2023. These advancements ensure cleaner, more efficient waste processing, reducing reliance on conventional energy sources.
●	High Waste Recovery Rates: In 2024, we sent approximately 5-8% of collected waste to landfill. In 2024, we are closer than ever to near-total resource recovery, solidifying our commitment to full circularity.
●	Transforming Waste into Opportunity: Our accelerated material regeneration processes are unlocking new possibilities for high-value circular chemicals, reaffirming ESA’s pioneering role in waste innovation

Experienced Management Team

The Group’s core executive and management team, which consists of Mr. Quek Leng Chuang, Mr. Law Beng Hui, Mr. Ho Shian Ching and Mr. Lee Meng Seng, has amassed approximately a combined 100 years of relevant experience in waste management and the chemical supply chain and general management, including but not limited to corporate and financial management and services. The Company is led by its two executive directors, Mr. Quek Leng Chuang and Mr. Law Beng Hui. Mr. Quek, ESGL’s Chief Executive Officer and Chairman of ESGL’s board of directors, has over 30 years of experience in the waste management industry. In addition, Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with an Elite Infantry Division. He continued service honorably in the reserve until 2016 and attained the rank of Lieutenant Colonel. Mr. Law, the Company’s Chief Growth and Sustainability Officer, has over 20 years of experience in business strategy, brand portfolio and marketing management, including roles at Diageo plc and WPP plc.

Growth Strategy

We are committed to advancing ESGL’s position as a sustainability-driven, innovation-led organization focused on delivering long-term shareholder value. Our growth strategy is structured around four core strategic pillars  : (i) positioning our Singapore operations as a center of excellence for circular technologies, (ii) expanding into overseas markets through recyclable materials offtake, (iii) leveraging partnerships through technology licensing and joint ventures. This strategy supports our broader objective to diversify into sectors where innovation and brand power can drive meaningful growth, enabling us to address emerging opportunities within the global circular economy. (iv) to opportunistically acquire companies in order to diversify our portfolio and to enter into adjacent sectors.

Pillar 1: Singapore Operations – Centre of Excellence for Circular Technologies

We continue to invest in our wholly owned subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”), to establish it as a regional center of excellence for circular technologies. Subject to the availability of funding, we plan to expand ESA’s operational capabilities through:

●	Increasing sludge thermal processing capacity to broaden the types of industrial waste ESA can treat;

●	Enhancing spent acid treatment capacity through the acquisition of additional reactors, filter presses, and supporting auxiliaries; and

●	Constructing a high-temperature hazardous waste treatment system designed to improve ESA’s ability to recover valuable materials and generate eligible carbon and plastic credits under Singapore’s regulated environmental credit schemes.

We have previously also entered into a Joint Development Agreement (the “JDA”) with Nanomatics Pte. Ltd. (“NMT”), a technology spin-off from Nanyang Technological University, to jointly develop and integrate NMT’s THERMO-CVD process with ESA’s proprietary FR-3 Pyrolysis Technology. The purpose of the collaboration is to convert synthetic gas from plastic pyrolysis into carbon nanotubes and hydrogen. Upon achieving commercially viable outputs in the pilot phase, we intend to explore licensing arrangements with NMT for exclusive use of the technology in Southeast Asia.

Pillar 2: Overseas Expansion – Recyclable Materials Offtake

We believe our business model is scalable and applicable to other regional markets. To this end, we have begun expanding beyond Singapore through the establishment of warehousing and circular product sales infrastructure in Johor Bahru, Malaysia. This facility, launched in late 2024, serves as a base to scale operations and distribute our circular products across Malaysia.

We are also actively evaluating other ASEAN markets where industrial waste management infrastructure is underdeveloped. For example, in Batam, Indonesia—a free trade zone near Singapore with significant manufacturing activity—hazardous waste is currently shipped to West Java for treatment. We believe the establishment of local treatment capabilities could reduce transportation costs for waste generators and provide an effective demonstration of our sustainable waste management model in a cross-border context.

Pillar 3: Partnerships via Technology Licensing and Joint Ventures

We intend to expand our international presence through strategic partnerships and licensing arrangements. Our approach includes:

●	Protecting and patenting key proprietary technologies and trade secrets;
●	Entering into licensing agreements with overseas partners to deploy ESGL’s circular technologies in industrial markets similar to Singapore’s; and
●	Forming joint development programs or joint venture entities to facilitate technology transfer, drive local adoption, and accelerate recycling rates across partner jurisdictions.

Pillar 4: Portfolio Diversification – Entry into Adjacent Sectors

In line with our strategic vision to build a diversified and future-ready business, we are actively pursuing opportunities beyond traditional environmental services. In February 2025, we signed a definitive agreement to acquire De Tomaso Automobili Holdings S.A., an iconic high-performance automotive brand. This acquisition represents a deliberate move into the luxury innovation sector, where we believe our expertise in sustainable materials, engineering capabilities, and brand development can unlock meaningful long-term growth.

We believe the execution of our growth strategy across these three pillars will enhance our competitive positioning, expand our customer and revenue base, and create sustainable value for our shareholders over the long term. We are committed to advancing our business through strategic diversification into sectors where innovation and brand power can drive meaningful growth, reinforcing our position as a differentiated, sustainability-focused organization.

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

Suppliers and Logistics Providers

In addition to the waste generated by ESA’s customers, ESA acquires industrial waste from suppliers, such as companies from the biomedical, pharmaceutical, electronics, semiconductors, electroplating, and petrochemicals industries. ESA also has suppliers that provide it with certain equipment such as bins, containers for waste, machine parts, as well as other auxiliary equipment used in ESA’s waste generation plant and laboratory that is essential to ESA’s business operations.

For the year ended December 31, 2023, one supplier accounted for approximately 23.6% of the Group’s total inventory and logistic costs. For the year ended December 31, 2024, one  supplier accounted for approximately 36.9% of the Group’s total inventory and logistic costs.

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

For the year ended December 31, 2023, three logistics providers in the aggregate accounted for approximately 13.4% of the Group’s total cost of inventory and logistics. For the year ended December 31, 2024,  two logistics providers in the aggregate accounted for approximately 52.2% of the Group’s total cost of inventory and logistics.

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

Customers

We provide our waste collection and disposal services to the following customers, which include but are not limited to:

(i)	petrochemical companies such as Shell Eastern Petroleum Pte Ltd (“Shell”), ExxonMobil Asia Pacific Pte Ltd, Huntsman Corporation and Singapore Refining Company Pte Ltd;

(ii)	semi-conductors such as Micron Semiconductor Asia Operations Pte Ltd (“Micron”), STMicroelectronics Pte Ltd (“STMicro”) and Systems on Silicon Manufacturing Company Pte Ltd (“SSMC”);

(iii)	pharmaceutical corporations such as AbbVie Operations Singapore Pte Ltd, Alcon Singapore Manufacturing Pte Ltd and Pfizer Asia Manufacturing Pte Ltd;

(iv)	technology equipment manufacturers such as Linxens Singapore Pte Ltd, Singapore Epson Industrial Pte Ltd and Lincstech Circuit Singapore Pte Ltd; and

(v)	chemical product companies such as Stella Chemifa Singapore Pte Ltd and BASF South East Asia Pte Ltd.

In line with our circularity mission, we treat and process the collected waste into circular products, which include but are not limited to, pyrolysis oil, fluorspar, regenerated acid,  base metals and nickel carbonate, and sell them to local and international end users, traders or overseas refiners, including Shell, Gee Hoe Seng Pte Ltd, Progress Galvanizing Pte Ltd, GRM Co. Ltd and NickelHutte Aue GMBH.

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

For the year ended December 31, 2024,  four of the Group’s customers accounted for approximately 22.3%, 15.4%, 14.7% and 13.4% of the Group’s total revenue. Trade receivables from these customers was approximately US$558,000 as of December 31, 2024.

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

As of December 31, 2023 and 2024, the Company’s capitalized research and development expenses were approximately US$4.3 million and US$6.1 million, respectively. The Company intends to continue to invest in research and development to support and enhance its existing waste management methodologies and promote further innovation in the realm of waste management and treatment to enhance ESA’s position in the market.

Seasonality

The volume of industrial waste tends to increase during summer. ESA’s second and third quarter revenues and results of operations typically reflect these seasonal trends. Service disruptions caused by severe storms, extended periods of inclement weather or climate events can significantly affect ESA’s operating results.

Intellectual Property

The following Company logos have been approved by the Intellectual Property Office of Singapore. . In addition, the Group intends to register the trademark and as the Company and ESA’s logo in Indonesia.

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

ESGL’s headquarters are located at 101 Tuas South Avenue 2, Singapore 637226, with approximately 95,000 square feet of facility space, pursuant to a 17-year state lease that terminates on November 30, 2030. ESGL pays S$9,502.43  per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year. This facility is used for the processing of solid and liquid industrial waste and the physical-chemical treatment of acids and alkali wastes. The facility also processes waste wood to be converted into renewable heat energy, and the auxiliaries and offices are powered by 640 KWp Solar PV on the main building roof.

ESGL also leases a factory space at 62 Tuas Street 5, Singapore 637802, with approximately 25,000 square feet of facility space, pursuant to a 30-year state lease that terminates on March 31, 2038. This facility is used for the processing of chemical wastes and the pyrolysis of waste plastics into NewOil. ESGL pays S$2,489.53  per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year.

ESGL leases another factory space at 110 Tuas South Avenue 3, Singapore 637369 (“110 Tuas”), with approximately 34,000 square feet of facility space, pursuant to a two-year tenancy agreement that terminates on January 31, 2025. This facility is used for the storage of waste and circular products. This facility was integral to ESGL’s supply chain operations and is used mainly for the storage of waste prior to treatment and the Group’s circular products prior to dispatch or export for sales. During October 2024, the Company gave notice to terminate the lease at 110 Tuas and commenced the move of its storage operations to Malaysia. This shift is estimated to reduce the Company’s rental expense by approximately S$17,000 monthly.

In Malaysia, ESGL leases factory space at PLO 67, Jalan Cyber 2, Kawasan Perindustrian Estate III, 81400 Senai, Johor, with approximately 52,270 square feet of facility space, pursuant to a two year tenancy agreement that  expires on October 15, 2026. This facility is integral to ESGL’s supply chain operations and is used mainly for storage of circular products for sale to customers in Malaysia.

ESGL believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of the ESGL’s operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, the Group’s operations are conducted almost entirely through its operating entity incorporated in Singapore, ESA. In late 2024, a subsidiary, ESG Chemicals Sdn. Bhd., was incorporated in Johor for purposes of growing the Group’s business activities in Malaysia.

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

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	Change
	(US$)	(US$)	(US$)	(%)
Revenue	6,099,777	6,164,173	(64,396)	-1.0%
Other income	427,147	169,819	257,328	151.5%
Cost of inventory	215,059	(977,619)	1,192,678	122.0%
Logistics costs	(642,423)	(925,225)	(282,802)	-30.6%
Operating expenses	(3,789,227)	(3,466,606)	322,621	9.3%
Finance expense	(350,145)	(388,717)	(38,572)	-9.9%
Depreciation and amortization	(2,720,774)	(2,354,839)	365,935	15.5%
Listing expenses	-	(93,067,324)	93,067,324	100.0%
Loss before income tax	(760,586)	(94,846,338)	94,085,752	99.2%
Income tax credit/(expense)	127,329	(133,000)	142,315	195.7%
Net loss	(633,257)	(94,979,338)	94,228,067	99.3%

Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprises the disposal fees it charges its customers for waste collection and disposal services. The Group’s revenue decreased slightly by approximately US$64,000 or -1.0% from approximately US$6.2 million for the year ended December 31, 2023 (“FY2023”) to approximately US$6.1 million for the year ended December 31, 2024 (“FY2024”). This was mainly due to the decrease in collection and treatment of chemical waste which decreased by approximately US$87,000 and lower sales of circular products which decreased by approximately US$260,000. The decrease in the revenue from the above was mitigated by higher revenue from the collection and treatment of solid hazardous wastes which increased by approximately US$354,000 during the period ended December 31, 2024.

The decrease in sales of circular products was primarily attributable to the decrease in sales of base metals which decreased by approximately US$1.1 million (-51.3%) from approximately US$2.1 million in the previous financial year to approximately US$1.0 million for the year ended December 31, 2024.

Other Income

The Group’s other income is mainly comprised of (i) foreign exchange gain, and (ii) write-back of deferred underwriting fees payable. The following table sets out the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Foreign exchange gain	251,897	-	251,897	nm
Interest income	7	18,308	(18,301)	-100.0%
Government grants	21,779	42,819	(21,040)	-49.1%
Grant from AEPW[1]	-	72,000	(72,000)	-100.0%
Warehousing and logistic services	-	36,357	(36,357)	-100.0%
Write-back of deferred underwriting fees payable	153,125	-	153,125	nm
Others	339	335	4	1.2%
	427,147	169,819	257,328	151.5%

nm : not meaningful

1The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell

The Group’s other income increased by approximately US$257,000 (>100.0%) from approximately US$170,000 for the year ended December 31, 2023 to approximately US$427,000 for the year ended December 31, 2024. The increase was primarily attributable to (i) foreign exchange gain which increased by approximately US$251,000 in FY2024 compared to the prior financial year, and (ii) the write-back of deferred underwriting fees of approximately US$153,000. The increase in Other Income for the financial year ended December 31, 2024 was offset mainly by a decrease in grants from AEPW and a decrease in warehousing and logistics services which decreased by approximately US$72,000 and US$36,000, respectively.

Cost of Inventory

The Group’s cost of inventory mainly represents costs and expenses attributable to the provision of its circular products and consists of costs arising from the change in inventory balances, the purchase of inventory and costs related to lab sampling and analysis. The Group’s cost of inventory decreased by approximately US$1.2 million (>100%) due mainly to positive movements in closing inventory balance and lower cost of raw materials. The positive inventory movements resulted mainly from the Group gearing up its production for the following:

1)	In FY2024, the Group secured purchase orders to supply regenerated calcium hydroxide to one of its major customers, STMicro. This calcium hydroxide is produced from waste collected from another customer;
2)	Treatment of chemical wastes collected to extract palladium for sale.

Logistics Costs

The Group’s logistics costs represent costs attributable to the collection of waste and the delivery of its circular products. The Group’s logistics costs decreased by approximately US$283,000 or 30.6% from approximately US$925,000 for the year ended December 31, 2023 to approximately US$642,000 for the year ended December 31, 2024. This is mainly due to reductions in packaging materials as the Group embarked on stricter cost controls and initiatives to reuse packaging materials.

Operating Expenses

The Group’s operating expenses mainly comprise employee benefits expense and other operating expenses. The Group’s operating expenses increased by approximately US$323,000 or 9.3%, from approximately US$3.5 million for the year ended December 31, 2023 to approximately US$3.8 million for the year ended December 31, 2024, primarily attributable to the increase in insurance expenses and professional fees which increased by approximately US$205,000 and US$524,000, respectively. The increase in insurance expenses in FY2024 is mainly due to the impact of a full year’s premium of the D&O insurance as compared to four months in FY2023. Increase in professional fees were mainly attributable to higher accounting and legal fees incurred post business combination.

Finance Expense

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Interest expenses:
- Lease liabilities	53,725	55,934	(2,209)	3.9%
- Borrowings	249,284	284,112	(34,828)	-12.3%
- Loans from Directors	47,136	48,671	(1,535)	-3.2%
	350,145	388,717	(38,572)	-9.9%

The Group’s finance expense decreased by approximately US$39,000 from approximately US$389,000 in the year ended December 31, 2023 to approximately US$350,000 (-9.9%) in FY2024. This was mainly due to lower interest expense on borrowings which decreased by approximately US$35,000 as loan interest is calculated on a reducing balance basis.

Depreciation and Amortization

The Group’s depreciation and amortization expense in FY2024 increased by approximately US$367,000 (15.5%) mainly due to a higher intangible assets balance that increased amortization expense by approximately US$266,000.

Listing expense

Listing expenses are non-recurring expenses incurred in connection with the Business Combination and are as follows:

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Share issued as consideration	-	67,641,500	(67,641,500)	-100%
Net assets of SPAC	-	(590,526)	590,526	-100%
Revaluation of FPA	-	24,241,261	(24,241,261)	-100%
Professional fees	-	1,680,198	(1,680,198)	-100%
Printing, courier, and others	-	94,891	(94,891)	-100%
	-	93,067,324	(93,067,324)	-100%

Net Loss

As a result of the foregoing, the Group’s net loss after taxation for the year ended December 31, 2024 was reduced by approximately US$94.3 million (-99.3%) from approximately US$95.0 million to approximately US$633,000 as compared with the same period last year.

Non-GAAP Measures

EBITDA

The Group defines EBITDA as net income (loss) before interest, taxes and depreciation and amortization.

For the years ended December 31, 2024 and 2023, EBITDA consisted of the following:

	For the Year Ended December 31,
				Percentage
	2024	2023	Change	change %
	US$	US$	US$	%
Loss before income tax	(760,586)	(94,846,338)	(94,983,744)	-100.1%
Finance expense	350,145	388,717	(365,935)	-15.5%
Depreciation and amortization	2,720,774	2,354,839	(38,572)	-9.9%
EBITDA	2,310,333	(92,102,782)	95.311.107	-103.5%
add : non-recurring listing expenses	-	93,067,324	(93,067,324)	-100.0%
	2,310,333	964,542	2,243,783	232.6%

*Non-recurring expenses mainly relate to expenses incurred for the Business Combination

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

Liquidity and Capital Resources

ESGL was incorporated in the Cayman Islands as a holding company and it did not have active business operations as of December 31, 2024. The Group’s consolidated assets and liabilities, consolidated revenue and net income are primarily the operation results of its subsidiary in Singapore. The Group has another operating subsidiary in Malaysia, ESG Chemicals Sdn Bhd (“ESGC”), that commenced operations in December 2024. ESGC’s contribution to the Group’s operating results were not significant in the financial year ended December 31, 2024. In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, the Group has financed its operations primarily through the (i) issuance of ordinary shares, (ii) cash generated by operations, (iii) loans from Directors and (iv) borrowings from banks. The Group has no other debt instruments other than those stated here.

As of December 31, 2024, the Group’s working capital was approximately negative US$7.0 million, an approximately US$6.8 million (49.3%) improvement compared to working capital as of December 31, 2023. The Group’s cash and cash equivalents as of December 31, 2024 amounted to approximately US$635,000, and it has current assets of approximately US$2.1 million and current liabilities of US$9.1 million. The negative working capital was primarily attributable to the classification of certain bank loan balances of approximately US$4.3 million as current liabilities due to clauses in the loan agreements that allow the banks to demand immediate repayment even though they were not due for repayment.

The following table illustrates the maturity profile of the Group’s borrowings:

	As of December 31,
	2024 (US$)	2023 (US$)
Within 1 year or on demand	2,928,509	3,233,637
Between 1 year and 2 years	1,390,673	2,544,842
Total	4,319,182	5,778,479

Interest rates for the Group’s borrowings range from a fixed rate of 2% and 2.5% per annum to a floating rate of up to 2% above the lending bank’s cost of funds  on a reducing balance basis. The Group’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures.

The capital expenditure contracted for as of December 31, 2023 and 2024 but not recognized in the financial statements were approximately US$1.3 million.

Based on the Group’s current operating plan, the Group believes that its existing cash and cash equivalents and anticipated cash generated from operating and fund raising activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months. The Group’s future working capital requirements will depend on many factors, including the rate of its revenue growth, its introduction of new products and processes, and its expansion of sales and marketing and product development activities. To the extent that the Group’s cash and cash equivalents and cash flow from operating activities are insufficient to fund its future activities, the Group may need to raise additional funds through bank credit arrangements, public or private equity or debt financings. The Group also may need to raise additional funds in the event it decides in the future to acquire businesses, technologies and products that will complement its existing operations. In the event additional funding is required, the Group may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to it or at all.

Cash Flows for the Years Ended December 31, 2024 and 2023

The following summarizes the key components of the Group’s cash flows for the years ended December 31, 2023 and 2024:

	For the Year Ended
	December 31,
	2024	2023
	(US$)	(US$)
Net cash (used in)/generated from operating activities	(3,111,587)	5,282,766
Net cash used in investing activities	(2,019,272)	(2,019,189)
Net cash generated from/(used in) financing activities	5,398,980	(3,149,215)
Net increase in cash and bank balances	268 ,121	114,362

Operating Activities

For the year ended December 31, 2024, approximately US$3.1 million was used for the Group’s operating activities. This was mainly due to the settlement of deferred underwriting fees amounting to approximately US$2.8 million and settlement of trade and other payables consisting mainly of contract liabilities of approximately US$1.1 million. Higher trade receivables and inventory balances as at December 31, 2024 also contributed to the net cash used in operating activities although this was partially offset by the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.7 million.

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

Investing Activities

Net cash used in investing activities for the years ended December 31, 2024 and 2023 were approximately US$2.0 million and in FY2024, were primarily attributable to (i) the purchase property, plant and equipment amounting to approximately US$305,000 (2023: US$651,000), and (ii) the addition of intangible assets amounting to approximately US$1.7 million (2023: US$1.4 million).

Financing Activities

During the year ended December 31, 2024, the Group issued shares to investors and received US$7.5 million in funds raised. This cash inflow was offset by repayment of bank borrowings, interest, payments for share issuance expenses and lease repayments amounting to approximately US$2.1 million, resulting in net cash provided by financing activities of approximately US$5.4 million.

Net cash used in financing activities was approximately US$3.1 million for the year ended December 31, 2023 and was primarily attributable to (i) the repayment of approximately US$3.8 million of bank borrowings, (ii) the settlement of approximately US$3.2 million of promissory note to shares, (iii) the repayment of approximately US$186,000 of lease liabilities, and (iv) the payment of approximately US$389,000 of interest, which was partially offset by the share issuance of approximately US$754,000 and the draw down of bank borrowings of approximately US$3.6 million.

Trade Receivables

The Group’s trade receivables increased by approximately US$222,000 from approximately US$461,000 as of December 31, 2023 to approximately US$684,000 as of December 31, 2024.

The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated:

	For the Year Ended
	December 31,
	2024	2023
	(US$)	(US$)
Less than 30 days	96,741	44,543
30 to 90 days	20,412	15,214
	117,152	59,757

As of December 31, 2024, the Group’s trade receivables that are past due but not impaired amounted to approximately US$117,000. These trade receivables were all subsequently settled as of date of this report .

The following table sets out the Group’s average trade receivables turnover days for the periods indicated:

Average Trade Receivables Turnover Days
As of December 31, 2024	34
As of December 31, 2023	25

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days were 34 and 25 as of December 31, 2024 and 2023, respectively. The increase in the Group’s average trade receivables turnover days as of December 31, 2024 as compared to 2023 was mainly attributable to the increased sales from the provision of waste disposal services to multi-national companies which generally require an average credit term of 60 days.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the 2024 financial year, 76.3% of the total trade receivables were from three of the Group’s largest customers. In 2023, 48.0% of the total trade receivables were from three of the Group’s largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

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

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

	For the Year Ended December 31,
	2024 (US$)	2023 (US$)
At January 1	46,768	46,768
Foreign exchange adjustment	923	-
At December 31	47,691	46,768

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

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	For the Year Ended
	December 31,
	2024	2023
	(US$)	(US$)
Current	221,254	192,282
Non-current	1,926,702	1,974,524
	2,147,956	2,166,806

The Group’s lease liabilities (comprising current and non-current liabilities) decreased approximately US$19,000 from approximately US$2.2 million as of December 31, 2023 to approximately US$2.1 million as of December 31, 2024. The reduction in lease liabilities arising from lease repayments in FY2024 was mitigated by the addition of a new lease for the warehouse in Malaysia, resulting in a modest decrease in overall lease liabilities.

Capital Commitments

During the years ended December 31, 2024 and 2023, the Group incurred capital expenditures mainly for the procurement of property, plant and equipment. The following table sets out the Group’s capital expenditures contracted for as of December 31, 2024 and 2023 but not recognized in the financial statements:

	As of December 31,
	2024 (US$)	2023 (US$)
Property, plant and equipment	1,312,753	1,328,306

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

Critical accounting estimates and assumptions

(a)	Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s property, plant and equipment as of December 31, 2024 was US$20,762,483 (as of December 31, 2023: US$21,786,365).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as of December 31, 2024 was US$440,194 (as of December 31, 2023: US$64,184).

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

The carrying amount of the Group’s trade receivables as of December 31, 2024 was US$683,939 (as of December 31, 2023: US$461,497).

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

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets as of December 31, 2024 was US$2,977,311 (as of December 31, 2023: US$2,381,465).

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

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2024, if the Singapore dollar interest rates had increased/decreased by 0.5% (at December 31, 2023: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$16,504 (2022: US$18,830) as a result of higher/lower interest expense on these borrowings.

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

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2024 and 2023.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position(s)
Quek Leng Chuang	59	Chief Executive Officer and Chairman
Ho Shian Ching	56	Chief Financial Officer
Law Beng Hui	50	Chief Growth and Sustainability Officer and Director
Lee Meng Seng	56	Chief Operating Officer
Anita Pushparani Dorett(1)	58	Independent Director
Lim Boon Yew Gary(1)	51	Independent Director
Yap Chin Yee Richard(1)	59	Independent Director
Ernest Fong(1)	54	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

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

Base Salary

ESGL’s named executive officers’ base salaries in effect will continue to be subject to increases made in connection with ESGL’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee. For the year ended December 31, 2024, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US  $563,596. For the year ended December 31, 2023, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$445,111.

Annual Bonuses

ESGL uses annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. An annual bonus amounting to US $37,840 was paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2024. No annual bonuses were paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2023.

Other Compensation

ESGL continues to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination. ESGL continues to provide its named executive officers with specified perquisites and personal benefits currently provided by ESGH prior to the Business Combination. For the year ended December 31, 2024, ESGL’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US $44,884. For the year ended December 31, 2023, ESGL’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$35,745.

On December 16, 2024, the Board approved and adopted the Company’s Equity Incentive Plan (the “Plan”), which became effective on January 2, 2025. The Plan provides for the granting and issuance of Unrestricted Stock Awards (as defined in the Plan). The maximum number of shares available for the grant and issuance of such Unrestricted Stock Awards under the Plan is 1,201,821 ordinary shares of the Company. On or about February 28, 2025, an aggregate of approximately 865,000 ordinary shares at a fair market value of US$1.03 were issued to the named executive officers, Quek Leng Chuang, Law Beng Hui, Ho Shian Ching and Lee Meng Seng.

Director Compensation

Non-employee directors of ESGL will receive varying levels of compensation for their services as directors and members of committees of the Board. ESGL anticipates that director compensation will be determined in accordance with industry practice and standards. ESGL’s non-employee directors’ total remuneration for the year ended December 31, 2024 was US$128,000. There were no annual bonuses paid to the non-employee directors. ESGL’s non-employee directors’ total remuneration for the year ended December 31, 2023 was US$55,252. There were no annual bonuses paid to the non-employee directors.

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

D.	Employees

As of December 31, 2024, ESGL had 79 full-time employees, all of whom are based in Singapore.

The following table sets forth the number of its employees by function as of December 31, 2024.

Function:
Management	4
Operations – Office staff	13
Operations – workers	47
Engineering	5
Finance	2
HR & Admin	2
Sales & Marketing	3
Laboratory	3
Total	79

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 41,816,240 ordinary shares issued and outstanding as of April 16, 2025.

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

Name and Address of Beneficial Owner (1)	Number of Shares	Percentage of Shares
Five Percent or Greater Holders:
Chin Sor Fong (2)	5,000,000	11.96%
Samuel Wu (3)	7,016,380	16.78%
Ftag Investment Bank	4,000,000	9.57%
Chau Loi Yau	3,450,000	8.25%

Directors and Executive Officers:
Quek Leng Chuang	3,121,630	7.47%
Ho Shian Ching	246,356	*
Law Beng Hui	1,763,854	4.22%
Lee Meng Seng	372,717	*
Anita Pushparani Dorett	13,333	*
Lim Boon Yew Gary	13,333	*
Yap Chin Yee Richard	40,122	*
Ernest Fong	247,772	*
All Directors and Executive Officers as a group (8 individuals)	5,819,117	13.92%

* Less than 1%.

(1)	Unless otherwise indicated, the business address of each of our officers and directors is 101 Tuas South Avenue 2, Singapore 637226.

(2)	The address of Chin Sor Fong is 380 Jalan Besar, Wework Arc 380 #15-01, Singapore 209000

(3)	The address of Samuel Wu is 55 Li Hwan Drive, Singapore 557089.

(4)	The address of Ftag Investment Bank is Level 15 (A1), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan F.T.

(5)	The address of Chau Loi Yau is G/F, 249 Ping Ha Road, Lau Fau Shan, Yuen Long, NT, Hong Kong.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

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

On October 12, 2022, GUCC issued an unsecured promissory note in the principal amount of up to $500,000 to the Sponsor (the “Original Note”). The Original Note is non-interest bearing and payable upon the earlier of August 17, 2023 or the date on which GUCC consummates its initial business combination. On March 1, 2023, GUCC issued an amended and restated promissory note (the “2023 Note”) in the principal amount of up to $2,000,000 to the Sponsor. The 2023 Note supersedes the Original Note. The 2023 Note is non-interest bearing and payable upon the earlier of February 17, 2024 or the date on which GUCC consummates its initial business combination. There is an outstanding balance of $350,000 on the 2023 Note as of date of this report.

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

Certain Related Party Transactions of ESGL

ESGL had entered into a facility letter with a bank for a term loan in the amount of S$3 million (the “Term Loan VII”, details of which are set out below) and a revolving credit loan in the amount of S$3 million (the “Revolving Credit Loan II”, details of which are set out below) on March 30, 2023. As security for the monies owing under the loans with the bank, a fresh first legal mortgage was created on the property located at 101 Tuas South Avenue 2, Singapore 637226. The Term Loan VII was obtained for refinancing ESA’s existing loan with another bank as well as capital investment and general corporate purposes. The Term Loan VII is repayable in 35 monthly instalments of S$43,000 each plus monthly interest and a final instalment of the outstanding balance amount and interest. The Revolving Credit Loan II was obtained for capital investment and general corporate purposes. The Revolving Credit Loan II is repayable on demand. The interest rate charged for both the Term Loan VII and the Revolving Credit Loan II is 2% per annum above the bank’s prevailing cost of funds, with its current cost of funds at 5.30% per annum. The monies owing under the loans were also secured by, among others, a director of the Group, namely Mr. Quek Leng Chuang in his personal capacity.

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

As of the date of this report, we are authorized to issue a maximum of 500,000,000 ordinary shares with a par value of $0.0001 per share. As of April 16, 2025, there were 41,816,240 ordinary shares outstanding. There were also 9,317,331 warrants outstanding, each exercisable to purchase one ordinary share at a price of $11.50 per full share.

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

Private  Placements

On January 17, 2025, the Company entered into a Share Purchase Agreement with certain accredited investors named therein, pursuant to which the Company shall issue in a private placement an aggregate of 37,500,000 ordinary shares to the investors at a purchase price of US$0.80 per share. The first closing of the private placement occurred on January 18, 2025 pursuant to which the Company issued 375,000 ordinary shares and received gross proceeds of $300,000. The second closing under the purchase agreement shall occur on or before April 22, 2025 pursuant to which the Company shall issue 37,125,000 ordinary shares to the investors for an aggregate purchase price of $29,700,000. The Company agreed to use approximately 20% of the net proceeds received pursuant to the purchase agreement for working capital and approximately 80% for strategic mergers and acquisitions.

On August 21, 2024, the Company entered into a Share Purchase Agreement with certain accredited investors named therein, pursuant to which the Company issued in a private placement an aggregate of 13,800,000 ordinary shares to the investors at a purchase price of US$0.29 per share. The closing of the private placement occurred on August 22, 2024 and the Company received gross proceeds of US$4,002,000. For a period of three months following the closing date, Mr. Samuel Wu, one of the investors, was granted the right to purchase up to an aggregate of 3,441,380 additional ordinary shares on the same and terms and conditions set forth in the purchase agreement (the “Second Closing Option”). On September 30, 2024, the Second Closing Option was exercised and the Company accordingly issued and sold to such investor an additional 3,441,380 ordinary shares for gross proceeds to the Company of $998,000.

On March 27, 2024, the Company entered into a Share Purchase Agreement dated March 27, 2024 with an accredited investor, pursuant to which the Company issued in a private placement an aggregate of 10,000,000 ordinary shares to the investor at a purchase price of US$0.25 per share. The initial closing occurred on March 28, 2024, pursuant to which the investor purchased 2,000,000 ordinary shares for an aggregate purchase price of US$500,000. The second and final closing under the purchase agreement took place on April 3, 2024 pursuant to which the investor purchased 8,000,000 ordinary shares. The Company received gross proceeds of $2,500,000 in the private placement. The Company agreed to use 85% of the net proceeds received from the private placement for working capital and general corporate purposes and the remaining 15% to pay outstanding professional fees.

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

Pursuant to the terms of the Forward Purchase Agreement, Vellar purchased 931,915 shares, and ARRT 500,000 shares of GUCC Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

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

Possible Constructive Distributions

The terms of the public warrants provide for an adjustment to the number of our ordinary shares for which Public Warrants may be exercised or to the exercise price of the public warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of public warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the warrant holders’ proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of our ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of the public warrants) as a result of a distribution of cash or other property to the U.S. Holders of shares of our ordinary shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of public warrants received a cash distribution from the Company generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to U.S. Holders of our ordinary shares described herein. Please see the section entitled “Taxation of Distributions” above. For certain information reporting purposes, the Company is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which the Company may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.

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

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2024, if the interest rates had increased/decreased by 0.5% (at December 31, 2023: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$16,504 (2023: US$18,831) as a result of higher/lower interest expense on these borrowings.

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

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2024 and 2023.

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

Not required.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as Exhibit 11.2 hereto. This code is publicly available on our website at ir.esgl.asia.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Assentsure PAC, the independent registered public accounting firm of ESGL. We did not pay any other fees to Assentsure PAC during the periods indicated below.

	Year Ended December 31,
Services	2024	2023
	US$	US$
Audit Fees(1)	140,000	140,000

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Assentsure PAC for any other audit-related and tax fees in each of the fiscal years listed.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.1 hereto.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements ESGL Holdings Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1	Merger Agreement dated November 29, 2022 among Genesis Unicorn Capital Corp. (“GUCC”), Environmental Solutions Group Holdings Limited, ESGL Holdings Limited, ESGH Merger Sub Corp and the shareholder representative (incorporated by reference to Exhibit 1.1 of the Company’s registration statement on Form F-4 (File No. 333-269078), initially filed with the SEC on December 30, 2022).
2.2	Share Purchase Agreement dated February 26, 2025 by and among ESGL, De Tomaso Automobili Holdings Limited (“DT”), and the DT shareholders named therein (incorporated by reference to Exhibit 2.1 to ESGL’s report of foreign private issuer on Form 6-K filed with the SEC on February 27, 2025).
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 (File No. 333-278644 ), initially filed with the SEC on April 12, 2024).
4.1	Specimen of ordinary share certificate of the Company (incorporated by reference to Exhibit 4.1 to ESGL’s Form 20FR12B filed on August 8, 2023).
4.2	Specimen of warrant certificate of the Company (incorporated by reference to Exhibit 4.2 to ESGL’s Form 20FR12B filed on August 8, 2023).
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.1 of GUCC’s current report on Form 8-K filed with the SEC on February 17, 2022).
8.1	List of Principal Subsidiaries.
10.1	Form of Lock-Up Agreement dated November 29, 2022 (incorporated by reference to Exhibit 10.1 to GUCC’s current report on Form 8-K filed with the SEC on November 30, 2022).
10.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to GUCC’s current report on Form 8-K filed with the SEC on November 30, 2022).
10.3	Forward Purchase Agreement dated July 27, 2023, by and among GUCC, Environmental Solutions Group Holdings Limited, ESGL Holdings Limited, and Vellar Opportunities Fund Master, Ltd. (incorporated by reference to Exhibit 10.1 to GUCC’s current report on Form 8-K filed with the SEC on July 27, 2023).
10.4	Share Purchase Agreement dated March 27, 2024 (incorporated by reference to Exhibit 10.1 to ESGL’s report of foreign private issuer on Form 6-K filed with the SEC on April 1, 2024).
10.5	Share Purchase Agreement dated August 21, 2024 (incorporated by reference to Exhibit 10.1 to ESGL’s report of foreign private issuer on Form 6-K filed with the SEC on August 23, 2024).
10.6	Share Purchase Agreement dated January 17, 2025 (incorporated by reference to Exhibit 10.1 to ESGL’s report of foreign private issuer on Form 6-K filed with the SEC on January 22, 2025).
10.7	ESGL Holdings Limited Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to ESGL’s report of foreign private issuer on Form 6-K filed with the SEC on January 15, 2025).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to ESGL’s annual report on Form 20-F filed with the SEC on May 16, 2024).
11.2	Code of Business Conduct and Ethics.
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Assentsure PAC.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to ESGL’s annual report on Form 20-F filed with the SEC on May 16, 2024).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ESGL HOLDINGS LIMITED

April 29, 2025	By:	/s/ Quek Leng Chuang
	Name:	Quek Leng Chuang
	Title:	Chief Executive Officer

ESGL Holdings Limited

Annual Report for the Financial Years Ended

December 31, 2024 and 2023

ESGL Holdings Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ESGL Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ESGL Holdings Limited and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Company’s Ability to Continue as a Going Concern

As discussed in Note 2.1 to the financial statements the accompanying consolidated financial statements and notes have been prepared assuming that the Company will continue as a going concern. The Company had net losses of U$ 633,257 and U$ $ 94,979,338 for the years ended 2024 and 2023 respectively. As of December 31, 2024, the Company has net current liabilities of U$ 6,966,979. These conditions raise doubt about the Company’s ability to continue as a going concern. Management’s outlook regarding these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Singapore

April 29, 2025

PCAOB ID No: 6783

ESGL Holdings Limited

Consolidated Statement of Financial Position

As at December 31, 2024 and 2023

		December 31, 2024	December 31, 2023
	Notes	US$	US$
ASSETS
Current assets
Cash and cash equivalents		634,882	366,761
Trade and other receivables		1,040,542	1,032,522
Prepaid forward purchase agreement		-	969
Inventories		440,194	64,184
		2,115,618	1,464,436
Non-current assets
Property, plant and equipment, net		20,762,483	21,786,365
Intangible assets, net		2,977,311	2,381,465
		23,739,794	24,167,830

Total assets		25,855,412	25,632,266

LIABILITIES
Current liabilities
Trade and other payables		4,449,950	6,560,559
Lease liabilities		221,254	192,282
Borrowings		4,319,182	5,666,160
Deferred underwriting fee payable		-	2,753,125
Tax liabilities		92,211	56,540
		9,082,597	15,228,666

Non-current liabilities
Lease liabilities		1,926,702	1,974,524
Borrowings		-	112,319
Deferred tax liabilities		133,000	296,000
		2,059,702	2,382,843

Total liabilities		11,142,299	17,611,509

Net assets		14,713,113	8,020,757

EQUITY
Share capital		13,616	10,892
Accumulated losses		(100,619,185)	(99,985,928)
Other reserves		3,422,799	3,422,799
Share premium reserve		97,047,941	89,725,052
Exchange reserves		(123,198)	(123,198)
Revaluation Surplus		14,971,140	14,971,140
Total equity		14,713,113	8,020,757

ESGL Holdings Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial Years ended December 31, 2024 and 2023

		2024	2023
	Note	US$	US$
Revenue	4	6,099,777	6,164,173

Other income	5	427,147	169,819

Cost of inventory		215,059	(977,619)

Logistics costs		(642,423)	(925,225)

Depreciation of property, plant and equipment		(1,602,096)	(1,501,809)

Amortization of intangible assets		(1,118,678)	(853,030)

Employee benefits expense	7	(1,388,796)	(1,364,214)

Finance expense	8	(350,145)	(388,717)

Other operating expenses	6	(2,400,431)	(2,102,392)

Listing expenses	25	-	(93,067,324)

Loss before income tax		(760,586)	(94,846,338)

Income tax credit/(expense)	9	127,329	(133,000)

Net loss and comprehensive loss		(633,257)	(94,979,338)

Items that will not be reclassified subsequently to profit or loss:
Net loss on revaluation of leasehold land and buildings		-	(186,684)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on revaluation of leasehold land and buildings		-	337,283

Total comprehensive loss		(633,257)	(94,828,739)

Basic and diluted loss per share		(0.02)	(14.69)

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Consolidated Statement of Changes in Equity for the Financial Years ended December 31, 2024 and 2023

	Share capital	Revaluation reserve	Exchange reserve	Share premium reserve	Other reserve	Accumulated losses	Total equity
	US$	US$	US$	US$	US$	US$	US$

2023
Beginning of financial year	10,000	15,157,824	(460,481)	-	3,422,799	(5,006,590)	13,123,552
Issuance of new shares	892	-	-	89,725,052	-	-	89,725,944
Net surplus on revaluation of leasehold property	-	(186,684)	337,283	-	-	-	150,599
Loss for the year	-	-	-	-	-	(94,979,338)	(94,979,338)
Balance as of December 31, 2023	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757

2024
Beginning of financial year	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757
Issuance of new shares	2,724	-	-	7,497,276	-	-	7,500,000
Share issuance expenses	-	-	-	(174,387)	-	-	(174,387)
Loss for the year	-	-	-	-	-	(633,257)	(633,257)
Balance as of December 31, 2024	13,616	14,971,140	(123,198)	97,047,941	3,422,799	(100,619,185)	14,713,113

The accompanying notes form an integral part of these consolidated financial statements.

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2024 and 2023

	2024	2023
	US$	US$
Cash flows from operating activities
Loss before income tax	(760,586)	(94,846,338)

Adjustments for:
- Prepaid forward purchase agreement written-off	969	-
- Write-back of deferred underwriting fees payable	(153,125)	-
- Depreciation of property, plant and equipment	1,602,096	1,501,809
- Amortisation of intangible assets	1,118,678	853,030
- Interest income	(7)	(18,308)
- Interest expense	350,145	388,717
- Loss on disposal of property, plant and equipment	-	12,852
- Listing expense	-	93,067,324
- Foreign exchange adjustment	89,978	256,558
	2,248,148	1,215,644
Changes in operating assets and liabilties :
- Trade and other receivables	(190,416)	(210,649)
- Inventories	(376,010)	156,967
- Trade and other payables	(2,193,309)	1,368,648
- Prepaid forward purchase agreement	-	(969)
- Deferred underwriting fees payable	(2,600,000)	2,753,125
Net cash (used in)/generated from operating activities	(3,111,587)	5,282,766

Cash flows from investing activities
Purchase of property, plant and equipment	(304,755)	(651,044)
Proceeds from disposal of property, plant and equipment	-	2,130
Additions to intangible assets	(1,714,524)	(1,388,583)
Interest received	7	18,308
Net cash used in investing activities	(2,019,272)	(2,019,189)

Cash flows from financing activities
Proceeds from bank borrowings	-	3,596,071
Repayment of bank borrowings	(1,380,703)	(3,775,481)
Shares issuance	7,500,000	754,448
Share issuance expense	(174,387)	-
Settlement of Promissory Note	-	(3,150,000)
Repayments of lease liabilities	(195,785)	(185,536)
Interest paid	(350,145)	(388,717)
Net cash provided by/(used in) financing activities	5,398,980	(3,149,215)

Net increase in cash and bank balances	268,121	114,362

Cash and cash equivalents
Beginning of the financial year	366,761	252,399
End of the financial year	634,882	366,761

The accompanying notes form an integral part of these financial statements.

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2024 and 2023

Reconciliation of liabilities arising from financing activities

		Interest-
		bearing bank
		and other
	Lease liabilities	borrowings	Total
	US$	US$	US$

At January 1 2023	2,257,335	5,798,641	8,055,976

Changes from financing cash flows:

Proceeds from bank borrowings	-	3,596,071	3,596,071
Repayment of bank loans	-	(3,775,481)	(3,775,481)
Principal element of lease payments	(185,536)	-	(185,536)
Borrowing cost paid	(55,934)	(332,783)	(388,717)
Total change from financing cash flows	(241,470)	(512,193)	(753,663)

Other changes:
Exchange adjustments	86,777	159,248	246,025
Lease modification	8,230	-	8,230
Interest expenses	55,934	332,783	388,717
Total other changes	150,941	492,031	642,972

At December 31, 2023	2,166,806	5,778,479	7,945,285

Changes from financing cash flows:
Repayment of bank loans	-	(1,380,703)	(1,380,703)
Principal element of lease payments	(195,785)	-	(195,785)
Borrowing cost paid	(53,725)	(296,420)	(350,145)
Total change from financing cash flows	(249,510)	(1,677,123)	(1,926,633)

Other changes:
Exchange adjustments	(96,524)	(78,594)	(175,118)
New leases	273,459	-	273,459
Interest expenses	53,725	296,420	350,145
Total other changes	230,660	217,826	448,486

At December 31, 2024	2,147,956	4,319,182	6,467,138

The accompanying notes form an integral part of these financial statements.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General information

ESGL Holdings Limited (“ESGL” or the “Company”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”).

Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited (“ESGH”) is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability. The address of its registered office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. As a holding company with no material operations of its own, ESGH conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Asia Holdings Limited (“ESAH”)

ESAH, a wholly-owned subsidiary of the ESGH, was incorporated and domiciled in the British Virgin Islands with its registered office at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

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

ESG Chemicals Sdn. Bhd. (“ESGC”)

ESGC, a wholly owned subsidiary of ESA, was incorporated and domiciled in Malaysia, with its registered office at 07-01 Jalan Sagu 10, Taman Daya, 81100 Johor Bahru, Johor, Malaysia. It’s principal activities include storing and distribution of circular products manufactured by ESA.

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

The financial statements of the Group have been prepared on a going concern basis notwithstanding that the net current liabilities as of December 31, 2024 amounted to approximately US$7.0 million (2023: US$13.8 million). As of December 31, 2024, the Group’s current assets were approximately US$2.1 million and its current liabilities were approximately US$9.1 million. The negative working capital was primarily attributable to the classification of certain bank loan balances of approximately US$4.3 million as current liabilities as the relevant bank loan agreements allow the banks to demand immediate repayments even though they were not due for repayment within a year. To date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The Group’s ability to continue as a going concern is largely dependent on its ability to reduce operation costs and grow its revenue to fully utilize its production capacity as well as raising funds from the capital market. The Group successfully raised US$7.5 million via share issuance during the financial year ended December 31, 2024.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.1 Basis of preparation (continued)

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.2 Basis of Consolidation

The financial statements are presented in United States Dollars  (“US$”), which is the Company’s presentation currency. All financial information presented in United States Dollars has been rounded to the nearest dollar, unless otherwise indicated.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2024 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

Useful lives
Software and production processes	3 years

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions to separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been made.

(b)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

2. Significant accounting policies (continued)

2.20 Application of amendments to IFRS

In the preparation of the financial statements for the year ended December 31, 2024, the Group has applied the following amendments to IFRSs, for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2024:

Amendments
Amendments to IFRS 16 Leases	Lease liability in a sale and leaseback
Amendments to IAS 1 Presentation of Financial Statements	Classification of liabilities as Current or Non-Current and Non-current liabilities with Covenants
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments	Disclosures – Supplier finance arrangements

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

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain to exercise the extension option of the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions

(a)	Useful lives of plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s plant and equipment as at December 31, 2024 was US$20,762,483 (2023: US$21,786,365).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as at December 31, 2024 was US$440,194 (2023: US$64,184).

(c)	Allowance for expected credit losses of trade receivables

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

The carrying amount of the Group’s trade receivables as at December 31, 2024 was US$683,939 (2023: US$461,497).

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions (continued)

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets at the reporting date is US$2,977,311 (2023: US$2,381,465).

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

Termination of Forward Purchase Agreement

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

4. Revenue

Revenue classified by type of good or service is as follows:

	2024	2023
	US$	US$
Revenue from:
- Sales of circular products	1,198,610	2,305,646
- Waste disposal services	4,901,167	3,858,527
	6,099,777	6,164,173

The revenue from sales of goods and other service income is recognized based on a point in time.

5. Other income

	2024	2023
	US$	US$
Foreign exchange gain	251,897	-
Interest income	7	18,308
Government grants	21,779	42,819
Grant from AEPW[1]	-	72,000
Warehousing and logistic services	-	36,357
Write-back of deferred underwriting fees payable	153,125	-
Others	339	335
	427,147	169,819

[1]	The Alliance to End Plastic Waste (“AEPW”) is an industry-founded and funded non-governmental and non-profit organization based in Singapore. Founding members include BASF, Chevron Phillips Chemical, ExxonMobil, Dow Chemical, Mitsubishi Chemical Holdings, Proctor & Gamble and Shell

6. Other operating expenses

	2024	2023
	US$	US$
Foreign exchange loss	-	189,426
Foreign worker levy	173,632	168,137
Impairment loss on other receivables	49,851	-
Insurance	260,787	55,694
Professional fees	633,524	109,703
Property tax	109,326	108,412
Rental and storage	409,145	594,748
Utilities	164,581	189,982
Upkeep, repair and maintenance	131,776	230,037
Chemical and incineration fees	349,769	396,428
Bank service charges	10,846	50,427
Nasdaq annual fees	65,500	-
Others	41,694	9,398
	2,400,431	2,102,392

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

7. Employee benefits expense

	2024	2023
	US$	US$
Salaries, wages and bonuses	2,379,674	2,258,195
Directors’ remuneration	382,598	272,659
Directors’ fees	128,000	52,252
Employer’s contribution to defined contribution plans including Central Provident Fund	153,047	142,749
Other short term benefit	60,001	26,943
	3,103,320	2,752,798
Less : Amount capitalized as internal development of intangible assets	(1,714,524)	(1,388,584)
	1,388,796	1,364,214

8. Finance expense

	2024	2023
	US$	US$
Interest expenses:
- Lease liabilities	53,725	55,934
- Borrowings	249,284	284,112
- Loans from Directors	47,136	48,671
	350,145	388,717

9. Income tax expense

	2024	2023
	US$	US$

Tax expense attributable to loss is made up of:
- Current income tax	35,671	-
- Movements in deferred tax liabilities	(163,000)	133,000
	(127,329)	133,000

The tax on profit or loss before income tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax expense as follows:

	2024	2022
	US$	US$

Loss before income tax	(760,586)	(94,846,338)

Tax calculated at tax rate of 17% (2023: 17%)	(129,300)	(16,123,877)
Effects of:
- Listing expenses	-	15,821,445
- Expenses not deductible for tax purposes	198,675	467,334
- Income not subject to tax	(186,647)	(3,112)
- Temporary difference	(10,057)	(28,790)
	(127,329)	133,000

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

10. Property, plant and equipment, net

	Leasehold land and buildings[2]	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2024
Cost or valuation
Beginning of financial year	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143
Additions	273,461	304,626	-	-	-	127	578,214
End of financial year	19,537,807	5,264,933	1,213,687	490,239	694,591	132,100	27,333,357

Accumulated depreciation
Beginning of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778
Depreciation charge	941,339	518,321	95,971	602	44,374	1,489	1,602,096
End of financial year	1,673,694	2,622,248	1,070,773	488,132	587,523	128,504	6,570,874

Net book value
End of financial year	17,864,113	2,642,685	142,914	2,107	107,068	3,596	20,762,483

	Leasehold land and buildings[2]	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2023
Cost or valuation
Beginning of financial year	19,828,888	4,385,903	1,213,687	487,229	692,142	127,487	26,735,336
Additions	-	580,125	-	3,010	63,423	4,486	651,044
Disposal	-	(5,721)	-	-	(60,974)	-	(66,695)
Lease modifications	8,230	-	-	-	-	-	8,230
Revaluation	(910,055)	-	-	-	-	-	(910,055)
Exchange difference	337,283	-	-	-	-	-	337,283
End of financial year	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143

Accumulated depreciation
Beginning of financial year	523,495	1,689,985	874,266	486,040	545,593	122,674	4,242,053
Depreciation charge	932,231	416,516	100,536	1,490	46,695	4,341	1,501,809
Disposal	-	(2,574)	-	-	(49,139)	-	(51,713)
Revaluation	(723,371)	-	-	-	-	-	(723,371)
End of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778

Net book value
End of financial year	18,531,991	2,856,380	238,885	2,709	151,442	4,958	21,786,365

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 15.

During the financial year, leasehold land and buildings with carrying amount of approximately US$15,823,299 (2023: US$16,532,686) were mortgaged to secure a term loan (Note 17).

2Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

10. Property, plant and equipment, net (continued)

Fair value hierarchy

There was no independent valuation of the Group’s leasehold land and buildings conducted as at December 31, 2024. The fair value of the leasehold land and buildings was determined by the Group’s management using internal valuations and external market data.

An independent valuation was performed by valuer, CKS Property Consultants Pte Ltd to determine the fair value of leasehold land and buildings as at December 31, 2023. The revaluation surplus net of applicable deferred income taxes was credited to revaluation reserve. The following table presents the fair value measurement hierarchy of the Group’s leasehold land and buildings carried at fair value:-

Fair value measurements as at
December 31, 2024 categorized into
	Fair value at	Quoted prices in active markets for	Significant other observable	Significant unobservable
	December 31,	identical assets	inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value measurement

Leasehold land and buildings:
- Industrial - Singapore	15,823,299			15,823,299

Fair value measurements as at
December 31, 2023 categorized into
	Fair value at	Quoted prices in active markets for	Significant other observable	Significant unobservable
	December 31,	identical assets	inputs	inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value measurement

Leasehold land and buildings:
- Industrial - Singapore	16,532,686	-	-	16,532,186

During the years ended December 31, 2024 and 2023, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

10. Property, plant and equipment, net (continued)

Reconciliation of fair value measurements categorized within Level 3 of the fair value hierarchy:-

Leasehold land
and buildings
US$

Carrying amount at December 31, 2023	16,532,686
Depreciation charge on revaluation of properties held for own use	(709,387)

Carrying amount at December 31, 2024	15,823,299

Valuation techniques

The valuation techniques used in the financial years ended December 31, 2023 were consistent with prior years and all leasehold land and buildings’ valuation was determined using a market comparison approach. The fair value of leasehold land and buildings is based on prices for recent market transactions in similar properties and adjusted to reflect the conditions and locations of the Group’s properties. The significant input into this valuation approach is price per square foot, which has been adjusted to reflect the location, size, tenure, age and condition, standard of finishes, use, facilities provided, date of transaction and the prevailing economic conditions.

Below is a summary of the valuation techniques used and the key inputs to the valuation of leasehold land and buildings:-

	Valuation techniques	Significant unobservable inputs	Range or weighted average
			2024	2023
Leasehold land and buildings in Singapore	Market comparison approach	Price per square foot	n/a	US$113 to US$396 per square foot

The fair value measurements are based on the above leasehold land and buildings’ highest and best use, which does not differ from their actual use.

Had the Group’s leasehold land and buildings been carried at cost less accumulated depreciation, the carrying amount of the Group’s leasehold land and buildings as at December 31, 2024 and 2023 would have been approximately US$3,171,013 and US$3,645,289 respectively.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

11. Intangible assets, net

	2024	2023
	US$	US$
Cost
Beginning of financial year	4,349,839	2,961,256
Additions - internal development	1,714,524	1,388,583

End of financial year	6,064,363	4,349,839

Accumulated amortisation
Beginning of financial year	1,968,374	1,115,344
Amortization	1,118,678	853,030
End of financial year	3,087,052	1,968,374

Net book value
End of financial year	2,977,311	2,381,465

12. Trade and other receivables

	2024		2023
	US$		US$
Trade receivables
- Non-related parties	683,939		461,497
	683,939		461,497
Non-trade receivables
- Advance payment to suppliers	119,745		329,597
- Deposits	108,550		46,035
- Goods and services tax recoverable		-	184
- Prepayments	128,308		195,209
	356,603		571,025

	1,040,542		1,032,522

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

12. Trade and other receivables (continued)

Receivables that are past due but not impaired

The Group had trade receivables amounting to US$117,152 (2023: US$59,757) that were past due at the reporting date but were not impaired. These receivables were unsecured and the analysis of their aging based on their trade date at the reporting date is as follows:

	2024	2023
	US$	US$
Less than 30 days	96,741	44,543
30 to 90 days	20,412	15,214
	117,152	59,757

The trade receivables and contract assets are subject to the expected credit loss model under the financial reporting standard on financial instruments. At all reporting dates the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Details of impairment of trade and other receivables are set out in Note 23(b)(ii).

As of December 31, 2024, the Group has made allowance for expected credit loss amounting to US$47,691 (2023: US$46,768).

13. Inventories

	2024	2023
	US$	US$
Raw materials	17,368	64,184
Finished goods	422,826	-
	440,194	64,184

14. Reserves

(a)	Revaluation surplus

Revaluation surplus represents increases in the fair value of leasehold land and buildings, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

(b)	Other reserve

Other reserve represents members’   deemed contribution arising from reorganization.

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

(a) Carrying amounts

ROU assets classified within property, plant and equipment

	2024	2023
	US$	US$
Carrying amounts
Leasehold land and buildings	2,040,813	1,999,304
Plant and equipment	-	270
Motor vehicles	89,683	130,642
	2,130,496	2,130,216

(b) Depreciation charge during the financial year

	2024	2023
	US$	US$

Leasehold land and buildings	231,952	208,860
Plant and equipment	270	7,882
Motor vehicles	40,958	40,480
	273,180	257,222

Interest expense

	2024	2023
	US$	US$

Interest expense on lease liabilities	53,725	55,934

(c) Short-term leases

	2024	2023
	US$	US$

Expense relating to short-term leases	142,441	372,721
Repayment of lease principal and interest	249,510	241,470
Total cash outflow for leases	391,951	614,191

Note: Amount includes payments of principal and interest portion of lease liabilities and short-term leases.

For both years, the Group leases various offices and machineries for its operations. Lease contracts are entered into for fixed term of 1 month to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. At the end of the current financial year, subject to the fulfilment of certain conditions, the lease for one of the properties was extended by 20 years, ending in November 2050.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

15. Leases – The Group as a lessee (continued)

The Group regularly enters into short-term leases for certain office premises. As at December 31, 2024 and 2023, the portfolio of short-term leases was similar to the portfolio of short-term leases to which the short-term leases expense is disclosed above.

(d) Addition of ROU assets during the financial year ended December 31, 2024 was US$273,459 (2023: US$Nil)

(e) Lease liabilities

	2024	2023
	US$	US$
Current	221,254	192,282
Non-current	1,926,702	1,974,524
	2,147,956	2,166,806

16. Trade and other payables

	2024	2023
	US$	US$
Trade payables
- Non-related parties	305,670	528,865
	305,670	528,865

Other payables
- Amount due to shareholder	133,532	189,595
- Contract liabilities	1,009,110	2,077,358
- Amount due to directors	896,955	910,541
- Accruals for operating expenses	2,045,333	2,837,205
- Goods and services tax payable	43,177	6,340
- Withholding tax	16,173	10,655
	4,144,280	6,031,694

	4,449,950	6,560,559

The amounts due to directors are non-trade in nature, unsecured, bear interests at 6% per annum and are repayable on demand.

The contract liabilities primarily relate to the advance consideration received from customers for unsatisfied performance obligations. The Company recognizes revenue for each respective performance obligation when control of the product or service transfers to the customer and the right to payment becomes unconditional. In 2024, US $974,914 (2023: US$85,536) of contract liabilities was recognized as revenue in the profit or loss statement.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

17. Borrowings

	2024	2023
	US$	US$

Term loan I	118,558	201,945
Term loan IV	108,888	378,323
Term loan V	137,837	426,589
Term loan VI	528,376	924,276
Term loan VII	1,573,182	2,014,258
Trade receivables financing	124,780	81,231
Revolving credit	1,727,561	1,751,857
	4,319,182	5,778,479

	2024	2023
	US$	US$
Analysed as :
Non-current portion	-	112,319
Current portion	4,319,182	5,666,160
	4,319,182	5,778,479

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows2 :

	2024	2023
	US$	US$
Bank borrowings:
Within one year or on demand	2,928,509	3,233,637

Within a period of more than one year but not exceeding two years	1,390,673	2,544,842

	4,319,182	5,778,479

[2]	The 2023 comparative figures of the repayment schedule have been reclassified to be consistent with 2024 and aligned with the repayment schedules from the banks.

(i)	Term loan I was obtained for refinancing the outstanding loan amount in relation to the leasehold land and building of the Group. This loan is repayable by monthly instalments over a 120 months period commencing 2015. The interest rates charged were at the bank’s Business Financing Rate (“BFR”) of 5.68% to 5.68% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

17. Borrowings (continued)

(ii)	Term loan IV was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum on monthly rests. As of December 31, 2024, the balance of the loan will be fully repaid before the end of the next financial year and is accordingly classified as current liabilities.

(iii)	Term loan V was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum. It contains a repayment on demand clause and therefore it was classified as current liabilities as at December 31, 2023. As at December 31, 2024, the balance of the loan will be fully repaid before the end of the next financial year and is accordingly classified as current liabilities.

(iv)	Term loan VI was obtained for purchasing of machineries for core business operations. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.5% per annum on monthly rests. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

(v)	Term loan VII was obtained as a replacement for Term Loan II and also for working capital purposes. This loan is repayable by monthly instalments over a 3 year period commencing year 2023. The interest rates charged are 2% above the Bank’s Cost of Funds. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

(vi)	Revolving credit is obtained for working capital purposes. These loans are repayable 1 to 6 months from the date of each drawdown. The interest rates charged are 2% per annum above the Bank’s Cost of Funds or 2% above the prevailing SIBOR per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024 and 2023.

(vii)	The Group has a trade receivables financing agreement with one of its lenders. The arrangement will provide immediate payment of up to 90% of the receivables upon presentation of relevant documents by the Group. The remaining 10% will be paid upon settlement of the receivables by the customer. This arrangement has no recourse and the Group is only liable for unpaid receivables if the non-payment results from, inter alia, fraud, illegality, dispute, misrepresentation, loss of right, title and interests in the receivables, the non-payment constitutes and event not covered by the relevant credit insurance policy or an event which renders the Bank unable to claim the relevant credit insurance policy.

Security granted

The Group’s borrowings are secured by:

(a)	A legal mortgage on the Group’s leasehold land and buildings with net book value of US$15,823,299 (2023: US$16,532,686) (Note 10);

(b)	Several guarantees from a director of the Group in their personal capacities.

18. Deferred taxation

Deferred tax assets and liabilities are offset when there is legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same taxation authority. The Group’s deferred tax liabilities arose mainly from differences in depreciation for tax and revaluation of leasehold properties.

	2024	2023
	US$	US$

Net deferred tax liabilities	133,000	296,000

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

18. Deferred taxation (continued)

The movement in deferred tax liabilities (prior to offsetting of balances) during the financial year is as follows:

	2024	2023
	US$	US$

Balance as at beginning of financial year	296,000	163,000

Movements in deferred tax liabilities	(163,000)	133,000
Balance as at end of financial year	133,000	296,000

19. Share capital

	2024	2023

No. of ordinary shares	40,239,419	12,683,039

The share capital of ESGL US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each.

During the financial year ended December 31, 2024, the Company issued 315,000 shares as settlement of promissory notes as well as issued 27,241,380 shares in private placements.

20. Related party transactions

(a) Directors’ remuneration

	2024	2023
	US$	US$
Salaries and bonuses	359,667	255,471
Directors’ fees	128,000	52,252
Interest on loans from Directors	47,136	48,671
Employer’s contribution to the Central Provident Fund	22,931	17,188
	557,734	373,582

(b) Key management personnel compensation

	2024	2023
	US$	US$
Salaries and bonuses	242,678	229,840
Employer’s contribution to the Central Provident Fund	22,003	22,826
	264,681	252,666

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

21. Capital commitments

Capital expenditures contracted for at the end of the reporting period but not recognized in the financial statements are as follows:

	2024	2023
	US$	US$

Property, plant and equipment	1,312,753	1,328,306

22. Group information

Subsidiaries

The consolidated financial statements of the Group include:

Name of subsidiary	Principal activities	Place of incorporation and business	Effective equity held by the Group
			2024	2023
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte Ltd	Waste management and recycling of industrial wastes	Singapore	100	100

ESG Chemicals Sdn. Bhd.	Warehousing and distribution of circular products	Malaysia	100	-

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

The Group’s currency exposure based on the information provided to key management is as follows:

	SGD	USD	MYR	Total
	US$	US$	US$	US$
December 31, 2024
Financial assets
Cash and cash equivalents	270,772	362,977	1,133	634,882
Trade and other receivables	1,021,680	18,862	-	1,040,542
	1,292,452	381,839	1,133	1,675,424

Financial liabilities
Trade and other payables	3,754,629	683,017	12,304	4,449,950
Borrowings	4,319,182	-	-	4,319,182
Lease liabilities	2,147,956	-	-	2,147,956
	10,221,767	683,017	12,304	10,917,088
Net financial liabilities	(8,929,315)	(301,178)	(11,171)	(9,241,664)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(8,929,315)	(301,178)	(11,171)	(9,241,664)

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

	SGD	USD	Total
	US$	US$	US$
December 31, 2023
Financial assets
Cash and cash equivalents	248,391	118,370	366,761
Trade and other receivables	1,001,109	31,413	1,032,522
Prepaid forward purchase agreement	-	969	969
	1,249,500	150,752	1,400,252

Financial liabilities
Trade and other payables	5,189,728	1,370,831	6,560,559
Borrowings	5,778,479	-	5,778,479
Deferred underwriting fee payable	-	2,753,125	2,753,125
Lease liabilities	2,166,806	-	2,166,806
	13,135,013	4,123,956	17,258,969
Net financial liabilities	(11,885,513)	(3,973,204)	(15,858,717)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(11,885,513)	(3,973,204)	(15,858,717)

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

If the USD changes against the SGD by 10% (2023: 10%) respectively with all other variables including tax rate being held constant, the effects arising from the net financial liabilities/assets position will be as follows:

	Increase/(decrease)
	in profit or loss before tax
	2024	2023
	US$	US$
SGD against USD
- strengthened	(892,932)	(1,188,551)
- weakened	892,932	1,188,551

MYR against USD
- strengthened	(1,117)	-
- weakened	1,117	-

(ii)	Interest rate risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in SGD. As of December 31, 2023, if the SGD interest rates had increased/decreased by 0.5% (2023: 0.5%) with all other variables including tax rate being held constant, the loss before tax for the financial year would have been lower/higher by US$16,504 (2023: US$18,831) as a result of higher/lower interest expense on these borrowings.

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables

The Group has applied the simplified approach by using the provision matrix to measure the lifetime ECL for trade receivables and the general approach for other financial assets at amortized cost.

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At  the end of the financial year ended December 31, 2024, 76.3% of the total trade receivables were from three of the Group’s largest customers. In 2023, 58.8% of total trade receivables were from three of the Group largest customers.

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

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

2024

		Gross
	Expected	carrying	Loss
	loss	amount	allowance
	rate	US$	US$

Current (not past due)	0%	566,787	-
Less than 3 months past due	3%	120,572	3,420
More than 6 months past due	100%	44,271	44,271
		731,630	47,691

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables (continued)

2023

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
		US$	US$

Current (not past due)	0%	406,305	-
Less than 3 months past due	5%	59,333	3,218
More than 6 months past due	100%	43,550	43,550
		509,188	46,768

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The movements in loss allowance for trade receivables during the years are as follows:

	2024	2023
	US$	US$
At January 1	46,768	46,768
Foreign exchange adjustment	923	-
At December 31	47,691	46,768

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

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(c)	Liquidity risk

The table below analyses non-derivative financial liabilities of the Group based on the remaining period from December 31, 2024 to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	Less than	Between	More than
	1 year	2 and 5 years	5 years
	US$	US$	US$

At December 31, 2024
Trade and other payables	4,449,950	-	-
Borrowings	3,039,021	1,407,585	-
Lease liabilities	278,197	452,919	2,040,342
	7,767,168	1,860,504	2,040,342

At December 31, 2023
Trade and other payables	6,540,559	-	-
Deferred underwriting fee payable	2,753,125	-	-
Borrowings	5,953,741	112,880	-
Lease liabilities	192,282	256,215	1,718,309
	15,439,707	369,095	1,718,209

(d)	Capital risk

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

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2024 and 2023.

(e)	Fair value measurements

The notional amounts of financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values.

The fair value of the non-trade balances with the related parties has not been determined as the timing of the expected cash flows of these balances cannot be reasonably determined because of the relationship.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

23. Financial risk management (continued)

(f)	Warrants

As of December 31, 2024, ESGL has 8,625,000 public warrants and 692,331 private warrants. The warrants entitle the holder thereof to purchase one ESGL ordinary share at a price of $11.50 per full share. ESGL will not issue fractional shares. The warrants will expire five years after the consummation of the Business Combination.

ESGL may redeem the outstanding warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of ESGL ordinary shares equals or exceeds $18 per share for any 20 trading days within a 30 trading day period ending three business days before ESGL sends the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to ESGL ordinary shares underlying the warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

As of December 31, 2024, none of the warrants have been exercised.

Based on the closing price of warrants as at December 31, 2024 of US$0.0134, value of ESGL’s total outstanding warrants was approximately US$124,852.

(g)	Financial Instruments by Category

The carrying amounts of the different categories of financial instruments are as follows:

	2024	2023
	US$	US$

Financial assets, at amortised cost	1,434,788	874,477
Financial liabilities, at amortised cost	9,891,805	15,150,956

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

Pursuant to the terms of the Forward Purchase Agreement, Vellar purchased 931,915 shares, and ARRT 500,000 shares of the Company’s Class A common stock (the “Recycled Shares”). In connection with these purchases, the Sellers revoked any redemption elections.

The Forward Purchase Agreement grants each Seller the right to purchase additional shares (the “Additional Shares”) up to an amount equal to the difference between the number of Recycled Shares for such Seller and 2,200,000 shares (which is the maximum number of shares for each Seller). On August 14, 2023, Vellar delivered a Pricing Date Notice to ESGL for 1,268,085 Additional Shares, which were issued effective as of that date. On August 4, 2023, ARRT delivered a Pricing Date Notice to ESGL for 550,000 Additional Shares, which were issued by ESGL effective as of that date. The sum of the Recycled Shares and the Additional Shares under the Forward Purchase Agreement is referred to as the “Number of Shares.”

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

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

ESGL received written notice from Vellar in March 2024 notifying that the Valuation Date of the Forward Purchase Agreement with Vellar shall be deemed March 14, 2024 for the same reason stated above. ESGL and Vellar mutually agreed to terminate the agreement on March 21, 2024. On March 22, 2024, ESGL and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641. As 52,641 Shares multiplied by the VWAP of $0.45 less $4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and $2.00) is a negative number, neither Vellar nor ESGL is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and ESGL under the Forward Purchase Agreement have been terminated.

25. Listing expenses

Listing expenses were non-recurring expenses incurred in connection with the Business Combination and are as follows:

	2024	2023
	US$	US$
Share issued as consideration	-	67,641,500
Net assets of SPAC	-	(590,526)
Revaluation of FPA	-	24,241,261
Professional fees	-	1,680,198
Printing, courier, and others	-	94,891
	-	93,067,324

26. New or revised IFRSs not yet adopted

Effective for annual reporting periods beginning on or after

Amendments to IAS 21	Lack of exchangeability	January 1, 2025

The directors anticipate that the application of all new and amendments to IFRSs will have no material impact on the financial statements in the foreseeable future.

ESGL Holdings Limited

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2024 and 2023

27. Subsequent events

1) Private placement of 37.5 million shares

On January 17, 2025, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company shall issue in a private placement an aggregate of 37,500,000 ordinary shares to the Purchasers at a purchase price of US$0.80 per share. The first closing of the private placement occurred on January 18, 2025 pursuant to which the Company issued 375,000 ordinary shares and received gross proceeds of $300,000. The second closing under the Purchase Agreement shall occur on or before April 22, 2025 pursuant to which the Company shall issue 37,125,000 ordinary shares to the Purchasers for an aggregate purchase price of $29,700,000. The Company shall use approximately 20% of the net proceeds received pursuant to the Purchase Agreement for working capital and approximately 80% for strategic mergers and acquisitions.

2) Acquisition of De Tomaso

On February 26, 2025, the Company entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which the Company agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to the Company, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of the Company, and the DT shareholders shall become shareholders of the Company (the “Acquisition”).

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by the Company at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of the Company (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), the Company shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

28. Loss per share

Loss per share is computed by dividing net loss by the weighted average number of the Company’s common shares outstanding during the period.

	2024	2023
	US$	US$
Calculation of basic earnings per share:
Net loss	(633,257)	(94,979,338)
Loss attributable to ordinary shareholders	(633,257)	(94,979,338)

Weighted average number of ordinary shares	26,029,785	6,466,527

Basic and diluted loss per share	(0.02)	(14.69)

