Form 20-F
period 2025-12-31
OIO Group
filed 2026-04-30
CIK 1957538

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

Commission File Number: 001-41772

OIO Group

(formerly known as ESGL Holdings Limited)

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

101 Tuas South Avenue 2

Singapore 637226

(Address of Principal Executive Offices)

Mr. Quek Leng Chuang, Chief Executive Officer

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

Email: queklc@env-solutions.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0003 per share	OIO	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	OIOWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 348,022,108 ordinary shares and 9,317,331 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F is being filed by OIO Group (formerly known as ESGL Holdings Limited), a Cayman Islands business company. Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours” and “OIO” refer to OIO Group, a Cayman Islands business company, and its subsidiaries. References to “ESGH” and “Environmental Solutions Group Holdings Limited” refer to Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company. References to ESA refer to Environmental Solutions (Asia) Pte Ltd, a company incorporated in Singapore. “S$” refers to the legal currency of Singapore.

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

INTRODUCTION

We are a holding company primarily operating in Singapore through our subsidiary, Environmental Solutions (Asia) Pte. Ltd. (“ESA”). Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” “OIO Group” and “OIO” refer to OIO Group (formerly known as ESGL Holdings Limited), a Cayman Islands business company, and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

All share and per-share amounts for all periods presented have been retroactively restated or adjusted to give effect to the one-for-three (1-for-3) reverse share split effected by the Company on April 24, 2026.

On August 2, 2023, we completed a merger with Genesis Unicorn Capital Corp., a Delaware corporation (“GUCC”), and our Ordinary Shares and warrants began trading on the Nasdaq Stock Exchange on August 4, 2023. The Company, GUCC, ESGH Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Merger Sub”), and Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“Legacy ESGL”), entered into a Merger Agreement dated as of November 29, 2022 (the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) GUCC reincorporated to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy ESGL, resulting in Legacy ESGL being a wholly owned subsidiary of the Company (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

On February 26, 2025, OIO entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”or “De Tomaso”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which OIO agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to OIO, the entire issued share capital of DT, for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of OIO, and the DT shareholders shall become shareholders of OIO (the “Acquisition”). The Acquisition closed on April 24, 2026.

Pursuant to the terms of the Agreement, the aggregate consideration paid by OIO at the closing of the Acquisition to the DT shareholders was $1,030,000,000 (the “Consideration”), which was paid in 333,333,334 newly issued Ordinary Shares (the “Consideration Shares”) at a deemed issue price of $3.09 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target and the FY2026 Performance Target, OIO shall issue additional Ordinary Shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” stipulates that 36 units of DT vehicles be delivered to and accepted by its customers in the year was not met as at end of December 31, 2025. The “FY2026 Performance Target” requires 74 units of DT vehicles to be delivered and accepted by its customers in the year.

In anticipation of the Acquisition, OIO held an extraordinary general meeting on June 10, 2025, where a proposal to change the Company’s name from “ESGL Holdings Limited” to “OIO Group” was approved by shareholders. On December 4, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the name change. On March 10, 2026, the Ordinary Shares and Public Warrants commenced trading on the Nasdaq Capital Market under the new name, and the Company’s ticker symbols changed to “OIO” and “OIOWW,” respectively.

In connection with the Acquisition, the Company sought and obtained shareholder approval for a reverse share split (the “RSS”) at an extraordinary general meeting held on June 10, 2025. Pursuant to such approval, the Company’s authorised share capital was to be restructured from US$300,000 divided into 3,000,000,000 ordinary shares with a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.0003 each, effected by way of a consolidation of every three (3) issued and unissued ordinary shares into one (1) ordinary share. The RSS was effected on April 24, 2026 concurrently with the completion of the Acquisition. Subsequently, the Company commenced trading on the Nasdaq Capital Market under the ticker symbol “OIO.”

Further, in this annual report:

●	“$” or “US$” or “U.S. dollars” or “USD” refers to the legal currency of the United States.

●	“Acquisition” means the transactions contemplated by the share purchase agreement dated February 26, 2025 between the Company, De Tomaso and the other parties named therein.

●	“Amended and Restated Articles of Association” means OIO’s amended and restated articles of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Amended and Restated Memorandum and Articles of Association” means OIO’s amended and restated memorandum and articles of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Amended and Restated Memorandum of Association” means OIO’s amended and restated memorandum of association adopted by special resolutions dated July 28, 2023 and effective on August 2, 2023.

●	“Board” means the board of directors of the Company.

●	“Business Combination” means the Merger contemplated by the Merger Agreement.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Company” means OIO Group.

●	“De Tomaso” or “DT” means De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company.

●	“DT DE” means De Tomaso Automobili GmbH, a company incorporated in Germany

●	“DT UK” means De Tomaso Automobili Limited, a company incorporated in the United Kingdom

●	“DT HK” means De Tomaso Automobili Limited, a company incorporated in Hong Kong

●	“DT US” means De Tomaso Automobili Holdings N.A. LLC, a company incorporated in the United States of America

●	“ESA” means Environmental Solutions (Asia) Pte. Ltd., which was incorporated under the laws of Singapore on May 8, 1999.

●	“ESGC” means ESG Chemicals Sdn. Bhd. which was incorporated under the laws of Malaysia on December 22, 2023.

●	“ESGH” means Environmental Solutions Group Holdings Limited, a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022.

●	“OIO” means OIO Group (formerly known as ESGL Holdings Limited), a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 18, 2022.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Group” means OIO and its subsidiaries, including ESGH, ES BVI, ESA and ESGC.

●	“GUCC” means Genesis Unicorn Capital Corp., a Delaware corporation.

●	“IASB” means International Accounting Standards Board.

●	“IFRS” means International Financial Reporting Standards as issued by the IASB.

●	“IRS” means the United States Internal Revenue Service.

●	“Merger” means the transactions contemplated by the Merger Agreement.

●	“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 29, 2022, as may be amended from time to time, by and among OIO, GUCC, ESGH, and the other parties named therein.

●	“Ordinary Shares” means the ordinary shares, $0.0003 par value per share, of OIO.

●	“Public Warrants” or “public warrants” means the public warrants issued in the IPO, with each Public Warrant entitling the holder to purchase one Ordinary Share.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to the Group’s Business and Industry

For the two years ended December 31, 2025 and 2024, the Group has incurred operating losses and may incur significant losses for the foreseeable future. The Group may not generate sufficient revenue or become profitable or, if it achieves profitability, it may not be able to sustain it.

For the two years ended December 31, 2025 and 2024, the Group’s net losses were approximately US$4.7 million and US$0.6 million, respectively. The increase in net loss of approximately US$4.1 million was mainly due to (i) increase in employee benefits expense of US$1.2 million arising from the Group’s Equity Incentive Plan; (ii) expensing of labor costs of US$0.9 million incurred in maintaining and developing the Company’s solid industrial waste thermal processing and spent catalyst system and the physical-chemical treatment of acid and alkali wastes projects. The increase in labor costs recognized as an expense, rather than capitalized as in prior periods, was primarily due to the nature of the activities undertaken during the year. A larger proportion of such costs related to routine maintenance, operational optimization, and incremental process improvements that did not meet the capitalization criteria under applicable accounting standards. This treatment is consistent with the Group’s accounting policies and reflects a more mature stage of project development, where efforts are increasingly focused on enhancing operational efficiency and reliability; (iii) higher inventory costs and (iv) higher logistics costs, mainly relating to transportation and disposal. The above expenses increased by approximately US$1.2 million, US$1.1 million, US$0.8 million and US$0.3 million respectively. The other major contributors to the net loss were expenses incurred in connection with the depreciation of property, plant and equipment and amortization of intangible assets. The Group may continue to incur losses for the foreseeable future as it continues its research and development activities, pursues potential mergers and acquisitions, seeks product certification approvals in the territories it has identified, hires additional personnel, obtains and protects its intellectual property and incurs additional costs for commercialization or to expand its pipeline of waste materials it collects and the circular products it generates from the recycled waste collected from its customers with respect to its waste collection and disposal services.

As of December 31, 2025, the Group had an accumulated deficit of US$105.4 million (2024: US$100.6 million). The significant accumulated losses were mainly attributable to the carried-forward non-operational and non-recurring listing expenses of approximately US$93.1 million incurred in FY2023 that was largely related to the accounting treatments tied to the Business Combination and revaluation of the Forward Purchase Agreement (FPA). Excluding these one-off charges, the Group’s operational fundamentals have remained resilient despite ongoing investments in growth.

To become and remain profitable, the Group must increase its operating capacity to treat higher volumes of wastes and succeed in developing and eventually commercializing circular products that can generate sufficient revenue. In that regard, the Group has signed an offtake agreement for calcium fluoride with a buyer to purchase 500 tons monthly. This arrangement is expected to commence in March 2026.

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

The Group principally competes with waste management companies who collect and dispose the waste the Group needs for its waste management and treatment processes. Competition for waste collection is typically based on factors such as geographic location, quality of services, ease of doing business and/or price. The Group’s competitors may have greater financial and operational resources than we do. They could also seek to gain market share by reducing the prices they charge customers, introducing products and solutions that are similar to the Group’s or introducing new technology tools. If the Group were to lose market share or if it were to lower prices to address competitive issues, it could negatively impact the Group’s consolidated financial condition, results of operations and cash flows.

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

The Group did not meet its revenue projection for the fiscal year ended 2025.

The Group’s projected revenue for fiscal year 2025 was between approximately US$6.2 million and US$7.5 million. Actual revenue for fiscal year 2025 was approximately US$5.8 million. The Group did not meet its 2025 revenue projection primarily due to lower-than-expected revenue from the sale of circular products.

The variance reflected a combination of company-specific, market and regulatory factors. During fiscal year 2025, the Group announced its proposed business combination with De Tomaso in February 2025, and the transaction was subsequently approved by shareholders at the extraordinary general meeting held in June 2025. During this period, management and board attention were focused on progressing the transaction, obtaining shareholder approval, and advancing related regulatory processes. Accordingly, the Group adopted a measured approach to capital deployment and funding initiatives, including investments to enhance technologies, expand capacity and commercialize circular products. This affected the pace at which the Group could pursue growth opportunities and, consequently, revenue generation.

The Group’s operating environment was also affected by macroeconomic headwinds, including geopolitical tensions, market volatility and tariff-related uncertainty. These factors contributed to more cautious manufacturing activity and customer demand in certain sectors. Lower manufacturing activity reduced waste volumes available for treatment and recycling, impacting the Group’s waste management and circular product revenue streams. The Group also experienced increased regulatory and compliance requirements in Singapore, including heightened safety expectations and operational tightening within the waste management and industrial processing sector. While these developments required additional operational focus and affected efficiency, the Group views stronger safety and environmental standards as important to long-term sustainability and resilience. Accordingly, there can be no assurance that the Group’s actual financial results will meet the financial projections previously prepared. There is a significant likelihood that actual results for the periods and scenarios covered by such projections may differ materially from those projections.

At this time, management expects that measured capital deployment, macroeconomic uncertainty, tariff volatility and increased regulatory requirements may continue to affect near-term operating performance. As a result, the Group may not be able to meet its original revenue projections for fiscal years 2026 and/or 2027. However, management remains focused on strengthening the Group’s operational foundation, improving execution discipline and positioning the business to benefit from future demand for circular solutions when conditions improve. In parallel, management is focused on disciplined capital controls, prioritizing investments with clear strategic benefits, and evaluating new ventures and potential merger and acquisition opportunities consistent with the Group’s evolving portfolio company strategy. These initiatives are intended to support long-term value creation; however, there can be no assurance that any such opportunities will be completed or achieve their intended outcomes.

The Group has not updated its projections due to uncertainties surrounding recent developments and their potential impact on financial performance. Following the business combination with De Tomaso, the Group is expected to transform from a primarily environmental solutions operating business into a portfolio company holding and supporting distinctive operating businesses. As a result, the historical projections may no longer reflect the Group’s expected business mix, strategic direction, operating model or future financial profile. Accordingly, the Group does not intend to provide updated projections until there is greater visibility on the post-combination business plan, capital allocation strategy and operating outlook of the transformed group. Investors should not place undue reliance on the previously prepared projections, which were based on assumptions existing at the time they were prepared and did not fully reflect the subsequent macroeconomic, regulatory, financing and strategic developments described above.

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

The Group is also exposed to inflationary pressures and rising interest rates which may adversely affect the selling price of its circular products. If this causes purchasing demand from the Group’s customers for its circular products to reduce, the selling price of certain of the Group’s circular products such as copper and nickel could drop and reduce its revenue. Inflation has also resulted in higher costs for the maintenance of the Group’s equipment, higher electricity and fuel costs and freight and payroll costs, which had an adverse impact on the Group’s operating profit and operating profit margin. Moreover, certain suppliers who are affected by supply chain inflationary pressures may decide to reduce their production and as a result the volume of industrial waste that is generated and supplied to the Group may be reduced. Similarly, following the general decline in the spending power of consumers, the Group’s waste disposal customers which are mainly semi-conductor companies with products that are used in mobile devices to cars may also decide to reduce their production which in turn would lead to lower volumes of waste being disposed to the Group. Although increasing the selling price of the Group’s circular products could mitigate the impact of inflation, competitive pressures may constrain the Group’s ability to fully recover any increased costs in this way. In addition, efforts to mitigate the effect of inflation through continuous investments in waste treatment processes and software developments to automate, streamline and improve the productivity of the Group’s business operations may not be sufficient.

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

Enforcement or implementation of foreign and domestic regulations can affect the Group’s ability to export its circular products. In 2017, the Chinese government announced bans on certain scrap materials and begun to enforce extremely restrictive quality and other requirements, which significantly reduced China’s import of recyclables. As of January 1, 2021, China ceased importing virtually all recyclables, including those exported by the Group. Many other markets, both domestic and foreign, have also tightened their quality expectations and limited or restricted the import of certain circular products. The slew of tariffs announced by the United States of America in 2025 and the ripple effects of escalating trade tension may have far-reaching implications. Higher tariffs on a global scale risk disrupting supply chains, raising costs and weakening trade flows and culminate in slower and/or lower growth.

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

As of December 31, 2025, the Group has certain borrowings with outstanding balances of approximately US$3.5 million. The loan agreements the Group entered with the lenders provide them discretion to demand immediate repayment of the outstanding balances from us.

Notwithstanding the above, the lenders could demand immediate repayment of the outstanding balances from the Group for the borrowings and it may be unable to repay, negotiate, extend or refinance the bank borrowings on favorable terms or at all, which may have a material adverse effect on its business, results of operations and financial position. If the Group fails to repay certain of the bank borrowings, some lenders could enforce their security interests under the relevant loan agreements and take possession of the Group’s leasehold land and buildings where it operates its business, thereby resulting in a material adverse effect on the Group’s business, results of operations and financial condition. See Note 17 to the Group’s financial statements for further information on the Group’s outstanding debt with financial institutions.

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

Government policies affecting labor costs include, inter alia, the new progressive wage model (“PWM”) and foreign worker levies. Changes in these policies may lead to an increase in the Group’s labor costs which may result in its business, financial condition and results of operations being materially and adversely affected. The Group is subject to foreign worker levies for the foreign workers it hires. The Group paid foreign worker levies in the amount of US$165,089 and US$173,632 for the two fiscal years ended December 31, 2025 and 2024, respectively.

The foreign worker levies applicable to the Group will differ according to the percentage of the Group’s total workforce comprising of foreign workers. As of March 31, 2026 approximately 67% of the Group’s total workforce comprised of foreign workers for whom it might have to pay such foreign worker levies. Further, the criteria for applying for certain foreign work permits will be tightened moving forward and there will be increase in foreign worker levies. There is no assurance that the Singapore Government will not further increase the levy rates in future, and if they do so, the Group may face a significant increase in labor costs.

In January 2022, the National Environment Agency (“NEA”) and MOM announced a new waste management PWM with a six (6) year schedule of sustained PWM wage increases from 2023 to 2028 and a mandatory annual PWM bonus for eligible workers from January 2024. Under the new PWM wage schedule, the monthly baseline wage of an entry-level waste collection crew worker is expected to increase from US$2,210 in 2023 to US$3,260 in 2028 or possibly sooner. The implementation of and revisions to the PWM has increased the Group’s labor costs and there is no assurance that the Singapore government will not revise the PWM to further increase the base salaries beyond 2028.

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

The waste management industry in Singapore in which the Group operates in is highly regulated. The Group’s licenses and registrations are subject to periodic renewal by the relevant government authorities and are generally subject to a variety of conditions which are stipulated either within the licenses and registrations themselves, or under the laws and/or regulations issued by the competent authorities. Failure to comply with such conditions, laws or regulations could result in the revocation, non-renewal or downgrade of the relevant licenses, permits or accreditations and/or imposition of penalties. In such an event, the Group’s business and financial performance will be adversely affected.   The Group conducts its operations primarily from two facilities leased from JTC Corporation (“JTC”), a statutory board under Singapore’s Ministry of Trade and Industry responsible for the development and management of industrial infrastructure. The lease for one of these facilities, which was originally due to expire in 2030, was successfully extended for an additional 20-year term to 2050 in January 2026. The lease for the Group’s other facility is scheduled to expire in 2038. While the Group has demonstrated its ability to secure a lease extension, there can be no assurance that it will be able to obtain a renewal or extension of the lease for its second facility on commercially acceptable terms, or at all.

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

As of the date of this report, the ongoing conflict between the United States and Iran presents significant risks that could materially and adversely affect the Company’s business, financial condition, and results of operations. Escalation or prolongation of hostilities may disrupt global energy markets, particularly through potential constraints on the Strait of Hormuz, through which a substantial portion of the world’s oil and gas supply transits, leading to increased energy prices, inflationary pressures, and higher operating costs. The conflict may also contribute to broader macroeconomic instability, including volatility in global financial markets, reduced investor confidence, tightening liquidity, and fluctuations in foreign exchange rates. In addition, disruptions to global supply chains, increased shipping and insurance costs, and potential trade restrictions could adversely impact the availability and cost of key inputs and services. Prolonged geopolitical tensions may further result in slower global economic growth and reduced demand across key markets, particularly in Asia and other energy-importing regions.

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

Risks Relating to DT’s Business

DT may not be successful in preserving and enhancing the value of the De Tomaso brand, which DT depends upon to drive demand and revenues.

The De Tomaso brand plays a pivotal role in DT’s business operations and financial performance. The preservation of the brand and its exclusivity, which forms part of the brand, depends highly on the design, performance and build quality of DT’s cars, DT’s after-sales service and the success of various promotional activities such as its model launch campaigns. Maintaining the value of the De Tomaso brand will depend significantly on DT’s ability to continue to produce limited luxury performance cars of the highest quality. The market for luxury automobiles is intensely competitive, and DT may not be successful in maintaining and strengthening the appeal of the De Tomaso brand. Client preferences, particularly among luxury goods, can vary over time, sometimes rapidly. DT is therefore exposed to changing perceptions of DT’s brand image. Any failure to preserve and enhance the value and image of the De Tomaso brand, including in particular, its strong history in motorsports and aura of exclusivity, may materially and adversely affect DT’s ability to sell DT’s cars, to maintain premium pricing, and to extend the value of the De Tomaso brand into other activities profitably or at all.

DT selectively licenses the use of the De Tomaso brand and certain intellectual property rights of De Tomaso to various video game developers and entertainment companies. DT depends on these video game developers and entertainment companies to preserve and enhance the value of the De Tomaso brand through automobile-themed video games and movie merchandise. DT may also selectively license the De Tomaso brand to third parties that produce and sell De Tomaso branded products and rely on them to preserve and enhance the value of the De Tomaso brand. If DT’s licensees or the manufacturers of these De Tomaso branded products do not maintain the standards of quality and exclusivity that DT believe is consistent with the De Tomaso brand, or if such licensees or manufacturers otherwise misuse the De Tomaso brand, the integrity and value of the De Tomaso brand may be damaged and DT’s business, operating results and financial condition may be materially and adversely affected.

If DT fails to properly understand their clients’ taste and preferences and design cars that do not appeal to their clients, it may harm its brand and competitive position.

Design and styling are both integral components of the De Tomaso model lineup and the De Tomaso brand. DT has a rich racing heritage, and its current design language in its revival model the P72 is inspired by the original De Tomaso P70, an iconic sports car developed in the 1960s by Alejandro de Tomaso, the founder of De Tomaso, and designed by Peter Brock, that is renowned for its powerful powertrain and super-light chassis. DT aims to incorporate the same level of mechanical synergy between man and machines as enshrined in the original De Tomaso P70 in its revival model lineups. As the automotive industry continues to move towards electrification, DT believes its clients purchase its cars not just for their timeless design and supreme performance but also for the nostalgic analogue driving experience. However, DT will need to update over time the style and mechanical configuration of its cars to differentiate its future models from its current models, and to reflect the broader evolution of aesthetics in its markets. If the design of its future models fails to meet the evolving tastes and preferences of DT’s clients and prospective clients while also maintaining DT’s distinctive identity in its cars, it may harm the De Tomaso brand and its competitiveness.

The value of the De Tomaso brand depends in part on the automobile collector and enthusiast community.

An important factor in the connection of clients to the De Tomaso brand is its strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of hypercars. This is influenced by DT’s close ties to the automotive collectors’ community and DT’s support of related events, such as car shows and driving events, specifically DT’s own factory-run drivers program (De Tomaso Competizione) which will enable owners of the P900 around the globe to connect and share their passion for driving excellence at a range of world-class race circuits and participate in driver training programs and a yearly calendar of factory-supported track events. The support of this community also depends upon the perception of DT’s cars as collectibles which DT strives to protect through its right to repurchase its cars for up to two years after delivery in order to protect the secondary market.

If there is a change in collector appetite or damage to the De Tomaso brand, DT’s ties to and the support it receives from this community may be diminished. Such a loss of enthusiasm for DT’s cars from the automotive collectors’ community could harm the perception of the De Tomaso brand and adversely impact its sales and profitability.

If DT’s cars do not perform as expected, it may harm DT’s ability to develop, market and sell its cars.

DT’s cars may suffer design or manufacturing defects that may cause them not to perform as expected or require after-sale repair. There can be no assurance that DT will be able to detect and fix any defects in the cars prior to their delivery to clients. DT’s cars may not perform in line with its clients’ evolving expectations or in a manner that meets or exceeds the performance of other cars currently available. For example, DT’s cars may not have the same level of durability or longevity or be as easy to repair as other cars currently on the market. Any product defects or any other failure of its cars to perform as expected could harm DT’s reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to the De Tomaso brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on its business, operating results and financial condition.

DT faces competition in the luxury performance car industry.

DT faces competition in certain product categories and markets in which it operates. DT competes with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than DT does, particularly in light of DT’s strategy to produce vehicles for a limited group of owners in order to preserve and enhance the exclusivity of its cars. DT believes that it competes primarily on the basis of its rich racing heritage, the timeless design and supreme performance of its cars, and most importantly, the nostalgic analogue driving experience that its cars offer. If DT is unable to compete successfully, its business, results of operations and financial condition could be adversely affected.

DT depends on the strength of its trademarks and other intellectual property rights.

DT believes that its trademarks and other intellectual property rights are fundamental to its success and market position. Therefore, DT’s business depends on its ability to protect and promote its trademarks and other intellectual property rights, such as its designs. Accordingly, DT devotes substantial efforts to the establishment and protection of its trademarks and other intellectual property rights such as registered designs on a worldwide basis. DT believe that its trademarks and other intellectual property rights are adequately supported by applications for registrations, existing registrations and other legal protections in its principal markets. However, DT cannot exclude the possibility that its intellectual property rights may be challenged by others, or that DT may be unable to register its trademarks or otherwise adequately protect them in some jurisdictions. If a third party were to register DT’s trademarks, or similar trademarks, in a country where it has not successfully registered such trademarks, it could create a barrier to DT commencing trade under those marks in that country.

Third parties may claim that DT infringes their intellectual property rights.

DT believe that it holds all the rights required for its business operations (including intellectual property rights and third-party licenses). However, DT are exposed to potential claims from third parties alleging that it infringes their intellectual property rights, since many competitors and suppliers also submit patent applications for their inventions and secure patent protection or other intellectual property rights. If DT is unsuccessful in defending against any such claim, it may be required to pay damages or comply with injunctions which may disrupt its operations. As a result, DT may also be forced to enter into royalty or licensing agreements on unfavorable terms or to redesign products to comply with third parties’ intellectual property rights.

DT has a limited operating history since its brand revival and its ability to develop, manufacture, and deliver cars of high quality and appeal to customers, on schedule, is unproven and still evolving.

DT’s first revival model, the P72, was officially launched in 2019 and DT is on course to deliver this model to markets worldwide by the end of 2025. DT currently has two models in its revival lineup under the “P” series, namely the P72 and P900, and the P72 vehicles are fully allocated and substantially oversubscribed. Although there is a clear demand for DT’s cars, there is very limited historical basis to support the demand for DT’s cars in the future or DT’s ability to develop, manufacture, and deliver cars on schedule. It is also difficult to predict DT’s future revenues and appropriately budget for its expenses.

Furthermore, DT relies on third-party manufacturing and development partners for the provision and development of many of the key components and materials used in its cars. To the extent its manufacturing and development partners experience any difficulties in providing DT with or developing necessary components, DT could experience delays in delivering cars to its clients. Any delay in the development, manufacturing, and delivery of any current or future car models, or in performing facelifts to existing car models, could subject DT to customer complaints and cancellation of order, which could in turn, materially and adversely affect its reputation, demand for its vehicles, and ultimately, its business, financial condition, and operating results.

Although the P72 vehicles are fully allocated and oversubscribed, some customers may cancel their orders despite their deposit payment.

DT’s customers may cancel their orders for many reasons that are beyond its control. Due to the nature of DT’s cars, they require long development time, and the lead time between ordering to delivery could impact customer decisions on whether to terminate the order, due to factors that are beyond DT’s control. If DT encounters further delays in the deliveries of the P72, or if the finalized design and specifications do not match the prototypes that DT developed, orders may be cancelled. As a result, DT cannot assure you that orders will not be cancelled or that such orders will ultimately result in the final purchase, delivery, and sale of the cars. Such cancellations could harm DT’s business, brand image, financial condition, results of operations, and prospects.

DT’s business is subject to changes in client preferences and automotive trends.

DT’s success depends in part on its ability to keep abreast of automotive trends while maintaining its distinctive identity in its cars. Evaluating and responding to client preferences has become more complex in recent years, due to the speed in which trends evolve. DT is committed to anticipate and respond promptly to changing client demands and automotive trends in the design, styling, technology, production, merchandising and pricing of its cars while still maintaining its identity and positioning. If DT misjudges the market for its cars, DT and its dealers and wholesalers may face a lower demand for its cars. In addition, there can be no assurance that DT will be able to produce, distribute and market new cars efficiently or that any product category that DT may expand or introduce will achieve sales levels sufficient to generate profits. Any of these outcomes could have a material adverse effect on its business, results of operations and financial condition.

DT relies on its dealer and wholesaler network to provide sales and services.

DT does not own any of its dealerships, and a substantial portion of its sales are made through its network of dealers and wholesalers located throughout the world. DT’s authorized dealers also provide after-sales services, including repair and maintenance services, for DT’s customers. If DT’s dealers and wholesalers are unable to provide sales or service quality that its clients expect or do not otherwise adequately present the De Tomaso brand, its brand prestige may be negatively affected. DT depends highly on the quality of its dealer and wholesaler network, its business, operating results and financial condition could be adversely affected if its dealers or wholesalers suffer financial difficulties or are otherwise unable to perform to DT’s brand standards.

Part of DT’s growth strategy also depends on its ability to attract quality new dealers or wholesalers to sell its cars in new geographical areas. DT may face competition from other luxury performance car manufacturers in attracting quality new dealers or wholesalers, based on, among other things, dealer margin, incentives and the performance of other dealers or wholesalers in the respective geographical areas.

DT’s reliance on a variety of agreements with various manufacturing and development partners, including agreements related to research and development, procurement, manufacturing, and engineering, could subject DT to risks.

DT adopts an asset-light structure in its business operations and relies on a variety of agreements, including those related to research and development, procurement, manufacturing, and engineering entered into with various manufacturing and development partners. DT’s reliance on these agreements subjects DT to a number of significant risks, including the risk of being unable to operate as a standalone business, launch new vehicles, reach its development and production targets or focus its efforts on core areas of differentiation.

DT cannot provide any assurance as to whether these manufacturing and development partners will be able to develop and manufacture cars that meet the quality, price, engineering, design, and production standards, required to successfully commercialize DT’s vehicles. Even if these manufacturing and development partners are successful in developing and manufacturing such cars, no assurance can be given as to whether they will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond their or DT’s control, such as problems with suppliers and vendors, or force majeure events, or in time to meet DT’s commercialization schedules or to satisfy the requirements of existing and potential customers. Any failure to develop such cars within DT’s projected costs and timelines could have a material and adverse effect on DT’s business, results of operations, financial condition and prospects. There is risk of potential disputes between DT and these manufacturing and development partners, and DT could be affected by adverse publicity related to these manufacturing and development partners whether or not such publicity is related to their collaboration with DT. In addition, although DT is involved in each step of the supply chain and manufacturing process, given that it also relies on these manufacturing and development partners to meet its quality standards, there can be no assurance that DT will successfully maintain quality standards.

DT’s exclusivity strategy of producing limited number of vehicles may limit potential profits.

Part of the De Tomaso brand is to maintain its exclusivity and that can only be achieved through limiting the number of models and cars it produces, which is also an important reason why DT’s clients are willing to pay a premium for its cars. While important to DT’s current marketing strategy, its focus on maintaining a limited number of vehicles produced and exclusivity limits its potential sales growth and profitability. As part of a public company following the consummation of this Acquisition, DT may from time to time face pressure to demonstrate growth including by increasing the volume of cars it sells. Notwithstanding any such pressure, DT intends to continue to pursue its limited production strategy in order to maintain its exclusivity, while growing volume in a controlled way to respond to growth in emerging markets and demographic changes.

Conversely, if DT were to change its strategy and increase production of its cars more aggressively, it may not be able to maintain its exclusivity, which may in turn lower the desirability and demand for its cars. As a result, if DT is unable to increase its car production volume meaningfully or introduce new car models without eroding its exclusivity, DT may be unable to significantly increase its revenues.

The small number of car models that DT produces and sells may result in greater volatility in its financial results.

DT currently depends on the sales of a very limited range of car models to generate its revenues. While DT anticipates expanding its car offerings, DT expects that a limited number of models will continue to account for a large portion of its revenues at any given time in the foreseeable future. Therefore, DT’s future operating results depend upon the continued market acceptance of each model in its lineup. There can be no assurance that DT’s cars will continue to be successful in the market. DT would unlikely be able to replace the revenue lost from one of its main car models if it does not achieve market acceptance. There can be no assurance that DT will be successful in developing, producing and marketing additional new car models that will sustain sales growth in the future.

DT’s cars are subject to homologation and motor vehicle safety standards and the failure to acquire homologation or satisfy mandated safety standards in jurisdictions it operates would materially and adversely affect DT’s business and results of operations.

DT’s cars must meet or exceed all mandated safety standards to be certified under applicable regulations in jurisdictions where DT plans to sell its cars. Although DT manufactures a limited number of cars and its cars are subject to certain exemptions or alternative homologation pathways to the traditional type approval standards that other mass-production manufacturers are required to comply with, such as the European Community Whole Vehicle Type Approval (“ECWVTA”) under EU Regulation 2007/46/EC in the European Union, and the Federal Motor Vehicle Safety Standards (“FMVSS”) administered by the National Highway Traffic Safety Administration in the U.S., these laws and standards are subject to change from time to time, and DT could become subject to additional safety regulations in jurisdictions that DT sells its cars in the future, which would increase the effort and expense of compliance. As of the date of this report, DT is in the process of obtaining the Individual Vehicle Approval as an alternative homologation pathway to the ECWVTA under EU Regulation 2018/858 for its P72 in the European Union; DT has also secured a “Show or Display” exemption under the FMVSS and is in the process of expanding the road-legal access of its P72 in the U.S. by partnering with Independent Commercial Importers approved by the U.S. Environmental Protection Agency. DT has incurred, and expects to continue to incur, significant costs in homologation in jurisdictions where DT plans to sell its cars.

To the extent that it takes DT longer to acquire or DT eventually fails to acquire or renew safety standard certification in jurisdictions that it plans to sell any of its future vehicles, DT could experience delays in delivering or fail to deliver at all, which would have a material and adverse effect on its reputation, business, financial condition, and results of operations.

New laws, regulations, or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions, or vehicle safety, or changes in existing laws, may have a significant effect on DT’s costs of operation and/or how it does business.

DT is subject to laws, regulations and policies that are ever evolving, and DT expects the extent of the legal and regulatory requirements affecting its business and its costs of compliance will continue to increase significantly in the future. In Europe and the U.S., significant governmental regulation is driven by environmental, fuel economy, vehicle safety and noise emission concerns. Evolving regulatory requirements could significantly affect DT’s product development plans and may limit the number and types of cars it sells and the jurisdictions in which it sells them, which may in turn affect its revenue. Governmental regulations may increase the costs that DT incurs to design, develop and produce its cars and may affect its product portfolio. Regulation may also result in a change in the character or performance of DT’s cars which may render them less appealing to its clients. DT anticipates that the number and extent of these regulations, and their effect on DT’s cost structure and model lineup, will increase significantly in the future. DT may have to incur substantial capital expenditures and research and development expenditures in order to stay complied with the stricter laws and regulations in the future, which would have an impact on its cost of production and results of operation.

Changes in tax, tariff or fiscal policies could adversely affect demand for its products.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for DT’s cars and in turn, its operating results. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect DT’s operating results. While DT is managing its product development and production operations on a global basis to reduce costs and lead times, unique national or regional standards can result in additional costs for product development, testing, and manufacturing. Governments often require the implementation of new requirements during the middle of a product cycle, which can be substantially more expensive than accommodating these requirements during the design of a new product. The imposition of any additional taxes and levies or change in government policy designed to limit the use of high-performance sports cars more generally could also adversely affect the demand for DT’s cars. The occurrence of the above may have a material adverse effect on DT’s business, operating results and financial condition.

DT may become subject to product liability claims, which could harm its financial condition and liquidity if it fails to successfully defend or insure against such claims.

DT may become subject to product liability claims, which could harm its business, operating results and financial condition. The automobile industry experiences significant product liability claims, and DT has an inherent risk of exposure to claims in the event that its cars do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against DT could require it to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about DT’s cars and business, adversely affecting its reputation and inhibiting or preventing commercialization of future cars which could have a material adverse effect on its brand, business, operating results and financial condition. While DT seeks to insure against product liability risks, insurance may be insufficient to protect against any monetary claims it may face and will not mitigate any reputational harm. Any lawsuit seeking significant monetary damages may have a material adverse effect on DT’s reputation, business and financial condition. DT may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if DT faces liability for its products and is forced to make a claim under such a policy.

DT is exposed to risks in connection with product warranties as well as the provision of services.

A number of DT’s contractual and legal requirements oblige it to provide extensive warranties to its clients, dealers and wholesalers. There is a risk that, relative to the guarantees and warranties granted, the calculated product prices and the provisions for DT’s guarantee and warranty risks have been set or will in the future be set too low. There is also a risk that DT will be required to extend the guarantee or warranty originally granted in certain markets for legal reasons, or provide services as a courtesy or for reasons of reputation where DT is not legally obliged to do so, and for which DT will generally not be able to recover from suppliers or insurers.

DT may be compelled to undertake product recalls or other actions, which could adversely affect its brand image, financial condition, results of operations, and growth prospects.

DT’s cars are subject to recalls, which may cause adverse publicity, damage to its brand, and liability for costs. In the future, DT may at various times, voluntarily or involuntarily, initiate a recall if any of its vehicles, including any systems or parts developed or sourced by its manufacturing and development partners, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect DT’s brand image in its target markets, as well as DT’s business, financial condition, operating results, and growth prospects.

Improper conduct of employees, agents, or other representatives could adversely affect DT’s reputation and its business, operating results, and financial condition.

DT’s compliance controls, policies, and procedures may not in every instance protect it from acts committed by its employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which DT operates, including employment, foreign corrupt practices, environmental, competition, and other laws and regulations. Such improper actions could subject DT to civil claims or criminal investigations, and monetary and injunctive penalties. In particular, its business activities may be subject to anti-corruption laws, regulations or rules of other countries in which DT operates. If DT fails to comply with any of these laws or regulations, it could adversely impact its operating results and its financial condition. In addition, actual or alleged violations could damage its reputation and its ability to conduct business. Furthermore, detecting, investigating, and resolving any actual or alleged violation is expensive and can consume significant time and attention of DT’s management.

DT’s insurance coverage may not be adequate to protect DT against all potential losses to which it may be subject, which could have a material adverse effect on its business.

DT maintains insurance coverage that its executive management believes is adequate to cover normal risks associated with the operation of its business. However, there can be no assurance that any claim under DT’s insurance policies will be honored fully or timely, its insurance coverage will be sufficient in any respect or its insurance premiums will not increase substantially. Accordingly, to the extent that DT suffers loss or damage that is not covered by insurance or which exceeds its insurance coverage, or has to pay higher insurance premiums, DT’s financial condition may be affected.

A disruption in DT’s information technology could compromise confidential and sensitive information.

DT’s ability to keep its business operating effectively depends on the functional operation of its information technology and data processing systems, including but not limited to its car design and logistics management systems. These systems are susceptible to malfunction and interruption due to equipment damage, power outages, and a range of other hardware, software and network problems. They are also susceptible to cybercrime, or threats of intentional disruption, which may result in system malfunctions or interruptions. Any significant or large-scale malfunction or interruption of DT’s information technology or data processing systems could adversely affect its ability to manage and keep its operations running efficiently.

In addition, DT uses its systems to collect and store confidential and sensitive data, including information about its business, customers and employees. Much of DT’s value is derived from its confidential business information, including car design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, DT may lose its competitive advantage, and its vehicle sales may also be adversely affected. In the event of a breach in security that allows third parties access to such personal information as collected, retained and used by DT, DT’s business operations and reputation may suffer and DT may also be subject to lawsuits, fines and other means of regulatory enforcement.

If DT fails to maintain an effective system of internal control over financial reporting, it may be unable to accurately report its financial results or prevent fraud, and investor confidence in DT and the market price of its securities may be adversely affected.

Upon completion of the consummation of the Acquisition, DT will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that DT includes a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 20-F. In addition, once DT ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012 or JOBS Act, DT’s independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. DT’s management may conclude that its internal control over financial reporting is not effective. Moreover, even if DT’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with DT’s internal controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from DT. In addition, after the Acquisition is consummated, its reporting obligations may place a significant strain on DT’s management, operational and financial resources and systems for the foreseeable future. DT may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing DT’s internal control procedures, in order to satisfy the requirements of Section 404, DT may identify other weaknesses and deficiencies in its internal control over financial reporting. In addition, if DT fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, DT may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. If DT fails to achieve and maintain an effective internal control environment, DT could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in its reported financial information. This could in turn limit DT’s access to capital markets, harm its operating results, and lead to a decline in the trading price of securities. Additionally, ineffective internal control over financial reporting could expose DT to increased risk of fraud or misuse of corporate assets and subject DT to potential delisting from stock exchange(s), regulatory investigations, and civil or criminal sanctions. DT may also be required to restate its financial statements from prior periods.

DT may be subject to legal proceedings in the ordinary course of its business. If the outcomes of such proceedings are adverse to DT, it could have a material adverse effect on its business, operating results, and financial condition.

DT may be subject to legal proceedings from time to time in the ordinary course of its business, which could have a material adverse effect on its business, operating results, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against DT by its customers, its competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, data compliance laws, and employee benefit laws. There is no guarantee that DT will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws. Even if DT is successful in its attempt to defend itself in legal and administrative actions or to assert its rights under various laws, enforcing DT’s rights against the various parties involved may be expensive, time-consuming, and ultimately futile. Such actions could also expose DT to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Global economic conditions may adversely affect DT.

DT’s sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury automobiles which may negatively impact DT’s profitability and put downward pressure on its prices and volumes. Furthermore, during recessionary periods, social acceptability of luxury purchases may decrease, and higher taxes may be more likely to be imposed on certain luxury goods including DT’s cars, which may affect its sales. Adverse economic conditions may also affect the financial health and performance of DT’s dealers in a manner that will affect sales of DT’s cars or their ability to meet their commitments to DT.

Many factors affect the level of consumer spending in the luxury automotive industry, including the state of the economy as a whole, stock market performance, interest and exchange rates, inflation, political uncertainty, the availability of consumer credit, tax rates, unemployment levels and other matters that influence consumer confidence. Although DT’s cars tend to be fully allocated and oversubscribed, sales of luxury goods tend to decline during recessionary periods when the level of disposable income tends to be lower or when consumer confidence is low.

DT distributes its products internationally and DT may be affected by downturns in general economic conditions or uncertainties regarding future economic prospects that may impact the countries in which DT sells a significant portion of its products. In particular, the majority of its current sales are in the EU and in the U.S.; if DT is unable to expand in emerging markets, a downturn in mature economies such as the EU and the U.S. may negatively affect its financial performance. A significant decline in the global economy or in the specific economies of DT’s markets or in consumers’ confidence could have a material adverse effect on its business.

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

Risks Relating to Operating as a Public Company

Although as a foreign private issuer, OIO is exempt from certain corporate governance standards applicable to US domestic issuers, if OIO cannot continue to satisfy, the continued listing requirements and other rules of Nasdaq, OIO’s securities may not be listed or may be delisted, which could negatively affect the price of its securities and your ability to sell them.

OIO’s securities currently list on Nasdaq. OIO cannot assure you that its securities will continue to be listed on Nasdaq. In order to maintain its listing on Nasdaq, OIO is required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements.

OIO’s management team has limited experience managing a public company.

The members of OIO’s management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations it is subject to relating to reporting, procedures and internal controls after OIO becomes a publicly-traded company. These new obligations and scrutiny will require significant attention from management and could divert their attention away from the day-to-day management of the Group’s business, which could adversely affect its business, financial condition and operating results.

If OIO fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, OIO may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of Ordinary Shares may be materially and adversely affected.

Once OIO ceases to be an “emerging growth company” as such term is defined in the JOBS Act, OIO’s independent registered public accounting firm must attest to and report on the effectiveness of OIO’s internal controls over financial reporting. Moreover, even if OIO’s management concludes that OIO’s internal controls over financial reporting is effective, OIO’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with OIO’s internal controls or the level at which OIO’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from OIO. In addition, OIO’s reporting obligations may place a significant strain on OIO’s management, operational and financial resources and systems for the foreseeable future. OIO may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing OIO’s internal control procedures, in order to satisfy the requirements of Section 404, OIO may identify weaknesses and deficiencies in OIO’s internal control over financial reporting. If OIO fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, OIO may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if OIO fails to achieve and maintain an effective internal control environment, it could result in material misstatements in OIO’s financial statements and could also impair OIO’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, OIO’s businesses, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose OIO to increased risk of fraud or misuse of corporate assets and subject OIO to potential delisting from the stock exchange on which OIO lists, regulatory investigations and civil or criminal sanctions. OIO may also be required to restate its financial statements from prior periods. OIO will incur increased costs as a result of being a public company.

OIO is a public company and expects to incur significant legal, accounting, and other expenses. For example, as a result of becoming a public company, OIO needs to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and OIO may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, OIO will incur additional costs associated with its public company reporting requirements. It may also be more difficult for OIO to find qualified persons to serve on its Board of Directors or as executive officers.

After OIO is no longer an “emerging growth company,” OIO may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

If OIO ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, OIO will be exempt from the rules under the Exchange Act prescribing the furnishing and content of annual report. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. OIO currently prepares its financial statements in accordance with IFRS. OIO will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as the Company’s financial statements are prepared in accordance with IFRS as issued by the IASB. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because OIO is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

OIO’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of OIO’s home country of Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of OIO, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. OIO, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that OIO’s home country’s rules do not. Following Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against OIO’s directors, actions by OIO’s minority shareholders and the fiduciary duties of OIO’s directors to OIO under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of OIO’s shareholders and the fiduciary duties of OIO’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against OIO or OIO’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against OIO or OIO’s directors or officers predicated upon the securities laws of the United States or any state in the United States. It may be difficult or impossible for you to bring an action against OIO or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against OIO’s assets or the assets of OIO’s directors and officers.

Shareholders of Cayman Islands exempted companies like OIO have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. OIO’s directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, OIO’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by OIO’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

OIO may be a “passive foreign investment company,” or “PFIC”, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

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

Risks Relating to the Acquisition with DT

If OIO’s due diligence investigation of DT was inadequate, then OIO shareholders following the Acquisition could lose some or all of their investment.

Even though OIO conducted a due diligence investigation of DT, it cannot be sure that this diligence uncovered all material issues that may be present inside DT or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of DT and its business and outside of its control will not later arise. Even if OIO’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with DT’s preliminary risk analysis.

OIO and DT have incurred and expect to incur significant costs associated with the Acquisition. The incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by OIO following the closing of the Acquisition.

OIO and DT have incurred and expect to incur significant costs associated with the Acquisition. OIO expects to incur approximately US$215,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by OIO following the closing of the Acquisition.

OIO’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of OIO Ordinary Shares as consideration in the Acquisition. Having a minority share position may reduce the influence that OIO’s current shareholders have on the management of the combined company.

Following the closing of the Acquisition, OIO’s public shareholders have retained an ownership interest of approximately 2.0% of the combined company and the current DT shareholders, including public DT shareholders, own approximately 95.8% of the combined company.

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

On February 26, 2025, OIO entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”or “De Tomaso”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which OIO agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to OIO, the entire issued share capital of DT, for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of OIO, and the DT shareholders shall become shareholders of OIO (the “Acquisition”). The Acquisition closed on April 24, 2026.

Pursuant to the terms of the Agreement, the aggregate consideration paid by OIO at the closing of the Acquisition to the DT shareholders was US$1,030,000,000 (the “Consideration”), which was paid in 333,333,334 newly issued Ordinary Shares (the “Consideration Shares”) at a deemed issue price of US$3.09 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), OIO shall issue additional Ordinary Shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” stipulates that 36 units of DT vehicles be delivered to and accepted by its customers in the year was not met as at December 31, 2025. The “FY2026 Performance Target” requires 74 units of DT vehicles to be delivered and accepted by its customers in the year.

In anticipation of the Acquisition, the Company held an extraordinary general meeting on June 10, 2025, where a proposal to change the Company’s name from “ESGL Holdings Limited” to “OIO Group” was approved. On December 4, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the name change.

In connection with the Acquisition, the Company sought and obtained shareholder approval for a reverse share split (the “RSS”) at an extraordinary general meeting held on June 10, 2025. Pursuant to such approval, the Company’s authorised share capital was to be restructured from US$300,000 divided into 3,000,000,000 ordinary shares with a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.0003 each, effected by way of a consolidation of every three (3) issued and unissued ordinary shares into one (1) ordinary share.

The RSS was effected on April 24, 2026 concurrently with the completion of the Acquisition. Subsequently, the Company commenced trading on the Nasdaq Capital Market under the ticker symbol “OIO.”

B.	Business Overview

Overview – OIO Group

OIO Group (“OIO”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, OIO conducts all of its operations through its operating entity incorporated in Singapore, ESA.

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

Recent Developments

Acquisition of De Tomaso Automobili Holdings Limited

On February 26, 2025, the Company entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT” or De Tomaso), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which the Company agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to the Company, the entire issued share capital of DT, for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of the Company, and the DT shareholders shall become shareholders of the Company (the “Acquisition”). The Acquisition closed on April 24, 2026.

Pursuant to the terms of the Agreement, the aggregate consideration paid by the Company at the closing of the Acquisition to the DT shareholders was US$1,030,000,000 (the “Consideration”), which was paid in 333,333,334 newly issued ordinary shares of the Company (the “Consideration Shares”) at a deemed issue price of US$3.09 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), the Company shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” stipulates that 36 units of DT vehicles be delivered to and accepted by its customers in the year was not met as at December 31, 2025. The “FY2026 Performance Target” requires 74 units of DT vehicles to be delivered and accepted by its customers in the year.

In anticipation of the Acquisition, the Company held an extraordinary general meeting on June 10, 2025, where a proposal to change the Company’s name from “ESGL Holdings Limited” to “OIO Group” was approved by shareholders. On December 4, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the name change. On March 10, 2026, the Ordinary Shares and Public Warrants commenced trading on the Nasdaq Capital Market under the new name, and the Company’s ticker symbols changed to “OIO” and “OIOWW,” respectively.

In connection with the Acquisition, the Company sought and obtained shareholder approval for a reverse share split (the “RSS”) at an extraordinary general meeting held on June 10, 2025. Pursuant to such approval, the Company’s authorised share capital was to be restructured from US$300,000 divided into 3,000,000,000 ordinary shares with a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.0003 each, effected by way of a consolidation of every three (3) issued and unissued ordinary shares into one (1) ordinary share.

On April 24, 2026, the RSS was effected and the Acquisition was concurrently completed. Subsequently, the Company commenced trading on the Nasdaq Capital Market under the ticker “OIO”.

Competitive Strengths

Revolutionizing Waste Management for a Sustainable Future

OIO is at the forefront of a new era in waste management, pioneering innovative solutions that transform industrial waste into valuable resources instead of discarding it. By reimagining waste as an opportunity, OIO is driving a more sustainable and circular economy. Our circular economy-driven approach has not only differentiated us from traditional waste management companies but has also positioned us as an industry pioneer. With increased operational capacity in 2025, OIO’s impact in sustainable waste management is greater than before.

With an expanded portfolio of six circular products derived from waste, OIO is offering a greater variety of high-value sustainable raw materials. As demand for circular solutions rises, OIO is at the forefront of this transformation, helping industries meet ambitious sustainability targets. OIO’s pioneering renewable energy capture techniques continue to gain traction, allowing us to optimize energy use while reinforcing Singapore’s Zero Waste to Landfill commitment. Our ISCC-certified NewOil remains a trusted, sustainable alternative for businesses looking to reduce their carbon footprint while embracing a circular economy.

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

Experienced Management Team

The Group’s core executive and management team, which consists of Mr. Quek Leng Chuang, Mr. Law Beng Hui, Mr. Ho Shian Ching and Mr. Lee Meng Seng, has amassed approximately a combined 100 years of relevant experience in waste management and the chemical supply chain and general management, including but not limited to corporate and financial management and services. The Company is led by its two executive directors, Mr. Quek Leng Chuang and Mr. Law Beng Hui. Mr. Quek, OIO’s Chief Executive Officer and Chairman of OIO’s board of directors, has over 30 years of experience in the waste management industry. In addition, Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986 and subsequently served full time in the Singapore Army as an officer with an Elite Infantry Division. He continued service honorably in the reserve until 2016 and attained the rank of Lieutenant Colonel. Mr. Law, the Company’s Chief Growth and Sustainability Officer, has over 20 years of experience in business strategy, brand portfolio and marketing management, including roles at Diageo plc and WPP plc.

Growth Strategy

We are committed to advancing OIO’s position as a sustainability-driven, innovation-led organization focused on delivering long-term shareholder value. Our growth strategy is structured around four core strategic pillars: (i) positioning our Singapore operations as a center of excellence for circular technologies, (ii) expanding into overseas markets through recyclable materials offtake, (iii) leveraging partnerships through technology licensing and joint ventures. This strategy supports our broader objective to diversify into sectors where innovation and brand power can drive meaningful growth, enabling us to address emerging opportunities within the global circular economy. (iv) to opportunistically acquire companies in order to diversify our portfolio and to enter into adjacent sectors.

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

Pillar 3: Partnerships via Technology Licensing and Joint Ventures

We intend to expand our international presence through strategic partnerships and licensing arrangements. Our approach includes:

●	Protecting and patenting key proprietary technologies and trade secrets;

●	Entering into licensing agreements with overseas partners to deploy OIO’s circular technologies in industrial markets similar to Singapore’s; and

●	Forming joint development programs or joint venture entities to facilitate technology transfer, drive local adoption, and accelerate recycling rates across partner jurisdictions.

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

For the year ended December 31, 2024, one supplier accounted for approximately 36.9% of the Group’s total inventory and logistic costs. For the year ended December 31, 2025, two suppliers accounted for approximately 25.2% of the Group’s total inventory and logistic costs.

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

For the year ended December 31, 2025, four of the Group’s customers accounted for approximately 33.7%, 9.7%, 9.4% and 9.3% of the Group’s total revenue. Trade receivables from these customers was approximately US$888,000 as of December 31, 2025.

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

As of December 31, 2024 and 2025, the Company’s capitalized development expenses were approximately US$6.1 million and US$7.3 million, respectively. The Company intends to continue to invest in research and development to support and enhance its existing waste management methodologies and promote further innovation in the realm of waste management and treatment to enhance ESA’s position in the market.

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

The Company’s organizational chart is below:

OIO Group* (CI)
100%
100%
Environmental Solutions Group Holdings Limited (CI)
100%
Environmental Solutions Asia Holdings Limited (BVI)
100%
Environmental Solutions (Asia) Pte. Ltd (SG)
100%
ESG Chemicals Sdn. Bhd (MY)
100%
De Tomaso Automobili Holdings Limited (CI)
100%
De Tomaso Automobili Holdings N.A. LLC (US)
100%
De Tomaso Automobili Limited (BVI)
100%
100%
De Tomaso Automobili Limited (UK)
100%
De Tomaso Automobili Limited (HK)
100%
De Tomaso Automobili Pte Ltd (SG)
100%
De Tomaso Automobili Gmbh (DE)
100%
De Tomaso Automobili UK Limited (UK)

The following denotes the countries of incorporation :

CI : Cayman Islands; BVI : British Virgin Islands; UK : United Kingdom; SG : Singapore, DE: Germany; HK : Hong Kong; MY : Malaysia

*formerly known as ESGL Holdings Limited

D.	Property, Plant and Equipment

OIO’s headquarters are located at 101 Tuas South Avenue 2, Singapore 637226, with approximately 95,000 square feet of facility space, pursuant to a 17-year state lease that terminates on November 30, 2030. During FY2025, OIO fulfilled certain investment criteria stipulated by the landlord and was granted a 20 year lease extension from December 1, 2030. In FY2025, OIO paid US$9,502.43 a month under this lease, which may be subject to a potential increase of rent based on the prevailing market rate every year. Under the lease agreement, any rental increase is capped at 5.5% year on year. This facility is used for the processing of solid and liquid industrial waste and the physical-chemical treatment of acids and alkali wastes. The facility also processes waste wood to be converted into renewable heat energy, and the auxiliaries and offices are powered by 640 KWp Solar PV on the main building roof.

OIO also leases a factory space at 62 Tuas Street 5, Singapore 637802, with approximately 25,000 square feet of facility space, pursuant to a 30-year state lease that terminates on March 31, 2038. This facility is used for the processing of chemical wastes and the pyrolysis of waste plastics into NewOil. OIO pays US$2,489.53 per month under such lease, which may be subject to a potential increase of the rent based on the prevailing market rate every year.

During October 2024, the Company gave notice to terminate the lease at 110 Tuas South Avenue 3, #03-17 The Index, Singapore 637369 and commenced the move of its storage operations to Malaysia. This shift reduced the Company’s rental expense by approximately US$17,000 monthly.

In Malaysia, OIO leases factory space at PLO 67, Jalan Cyber 2, Kawasan Perindustrian Estate III, 81400 Senai, Johor, with approximately 52,270 square feet of facility space, pursuant to a two year tenancy agreement that expires on October 15, 2026. This facility is integral to OIO’s supply chain operations and is used mainly for storage of circular products for sale to customers in Malaysia.

OIO believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of the OIO’s operations.

Overview – De Tomaso

DT is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on April 21, 2023. As a holding company with no material operations of its own, DT conducts the operations of DT Group principally through its operating subsidiaries, including DT DE, DT UK, DT HK and DT US.

DT Group is a high-end ultra-luxury automotive group with a rich legacy tracing back to 1959 when the iconic Italian brand was founded by Argentine racing driver Alejandro de Tomaso. Since its reboot in 2019, De Tomaso has established a strong relationship with the active global community of high-end automotive collectors and enthusiasts, particularly within the hypercar sector. Leveraging the experience and expertise of a visionary team led by Choi Sung Fung, or Norman Choi, DT Group has redefined De Tomaso as an ultra-luxury automotive marque, distinguished by high-performance sports cars that merge classically driven design principles with modern engineering. Embracing an analogue-first philosophy and timeless aesthetics, the brand’s revival has resonated deeply with ultra-high net worth individuals worldwide, evidenced by overwhelming demand and a growing global following. To date, DT Group has launched two models of limited-edition sports cars under the “P” series, namely P72 and P900, with targeted delivery of the first batch of vehicles by the end of 2025.

History

Founded in 1959 in Modena, Italy by Argentine-born racing driver and visionary industrialist Alejandro de Tomaso, De Tomaso quickly established itself as a pioneering force in motorsport and sports car design. Initially focused on crafting racing prototypes and mid-engine competition vehicles, the brand made its mark across several prominent racing categories, including Formula Junior, Formula 3, Formula 2, and Formula 1.

By the early 1960s, De Tomaso’s innovative chassis designs and engineering ingenuity attracted a growing circle of affluent privateers – often referred to as gentleman drivers – who sought performance and individuality on the racetrack. DT sought to expand its motorsport ambitions, fielding cars in international competitions such as the World Sports Car Championship and the 24 Hours of Le Mans.

Parallel to its racing endeavors, De Tomaso began producing road cars that captured the spirit of motorsport engineering for everyday enthusiasts. The most iconic of these was the Pantera, introduced in 1971—a mid-engined sports car powered by a V8 that fused Italian design with American muscle. Over 7,000 Panteras were produced between 1971 and 1992, cementing De Tomaso’s legacy in the annals of high-performance automotive design.

Following the passing of Alejandro de Tomaso in 2003, the marque entered a prolonged period of dormancy, and the company then running the De Tomaso business was subsequently placed into liquidation. Yet, the De Tomaso name endured – an emblem of visionary engineering, racing spirit, and uncompromising design.

In 2015, the De Tomaso marque was revitalized under the leadership of Norman Choi, who—through DT UK—acquired the intellectual property rights and key assets of the historic brand. Guided by a bold vision, Choi assembled a world-class team of seasoned industry talent with a singular mission: to restore De Tomaso’s prestige and reestablish its presence in the rarefied world of ultra-luxury hypercars.

Choi’s vision materialized in 2019 with the debut of the P72, a tribute to the brand’s motorsport heritage and 60’s design legacy. Conceived as a modern icon with a strictly analogue soul, the P72 was announced as a limited-production model, with just 72 units planned for global release. Since its unveiling, the entire production run has been fully allocated, with each vehicle commanding an average price of €1.7 million – underscoring both the market demand and the brand’s renewed desirability.

That same year, anticipating a renaissance in analogue automotive experiences among discerning collectors, the De Tomaso team conjured a ten-year product strategy. This roadmap was built around three foundational pillars: a reverent connection to De Tomaso’s rich racing lineage, a commitment to purely analogue driving engagement, and an uncompromising approach to timeless automotive design. Through this philosophy, De Tomaso aims not only to recapture its legendary status, but to redefine the future of ultra-luxury performance motoring.

Competitive Strengths

Years of Heritage, Reignited by Demand from Discerning Collectors all over the World

DT draws upon over 65 years of heritage and the enduring prestige of its iconic name – long revered among automotive connoisseurs. Since its revitalization, the brand has witnessed a remarkable resurgence in demand for its ultra-luxury hypercars, particularly from a global community of ultra-high net worth (UHNW) individuals.

To preserve the exclusivity and integrity of the brand, each limited-edition vehicle is allocated only after a thorough interview and vetting process, ensuring alignment with De Tomaso’s values and vision. The P72, the brand’s flagship revival model, has been met with overwhelming enthusiasm. It was significantly oversubscribed upon launch, and today, more than 1,500 prospective clients remain on a growing registration of interest list—eager not only for the P72, but also for future offerings that embody De Tomaso’s signature blend of heritage, craftsmanship, and performance.

Proven Track Record of Management Team

Under the leadership of Norman Choi, who brings over 12 years of experience in establishing and scaling hypercar marques while cultivating an elite network of UHNW clientele, De Tomaso is guided by an exceptional management team composed of seasoned professionals with deep roots in the performance automotive sectors. The team draws expertise from leading and respected automotive manufacturers, including McLaren and Apollo Automobil – the latter being the modern reincarnation of Gumpert, DT’s team known for reviving the brand through boundary-pushing models like the Apollo Intensa Emozione (IE). This diverse collective brings a rare combination of technical mastery, operational insight, and brand-building prowess.

With a proven track record in revitalizing and positioning hypercar brands, the De Tomaso leadership is united by a shared passion: to elevate De Tomaso as a symbol of prestige, performance, and design excellence. DT believes this highly qualified team is uniquely equipped to realize its ambitious vision and drive the brand’s continued evolution in the ultra-luxury automotive space.

Asset-light Structure

DT operates under an asset-light business model, leveraging strategic partnerships with leading global service providers in technical, engineering and manufacturing domains. A prime example is its collaboration with HWA AG, a renowned German engineering powerhouse recognized for its excellence in motorsport and high-performance automotive development. This model allows DT Group to concentrate on its expected core competencies in design innovation, product conceptualization and development, brand building, and global marketing. By collaborating with world-class partners on specialized functions, De Tomaso ensures uncompromising product quality while maintaining a high degree of operational agility, scalability, and capital efficiency. This approach enables the brand to respond swiftly to evolving market demands without the overhead of traditional manufacturing infrastructure.

Strategies

Expanding global market presence, particularly in North America, Middle East and Asia

The majority of the customers of DT’s vehicles are UHNW automotive collectors from all over the world who are followers of the De Tomaso brand. Currently, DT Group has authorized luxury automotive dealers and sales agents located in Hong Kong, the Netherlands and the U.S. to cover sales and distribution of its vehicles in Asia, Europe and North America. As it develops a loyal customer base, DT plans to broaden and deepen its market reach and further expand its global presence, and to this end, DT notes the growing community of luxury automotive aficionados in North America, Middle East and other parts of Asia, and is adopting a focused sales strategy to capture market interest and drive brand loyalty in these selected regions.

Accelerating the development and launch of high-performance new vehicle models based on the modular chassis derived from P72

At the core of the P72 lies a bespoke, state-of-the-art carbon-fibre chassis, paired with modular front and rear subframes. Engineered to meet uncompromising standards of rigidity, safety, and lightweight performance, this architecture represents more than just structural innovation—it forms the strategic backbone of De Tomaso’s future product development.

Designed with scalability and adaptability at its core, this advanced modular platform enables the seamless integration of new body designs, powertrain configurations, and performance systems without requiring costly or time-intensive modifications to the underlying structure. As a result, De Tomaso is positioned to dramatically shorten development cycles, reduce engineering costs, and accelerate the launch of future “P” series models. Beyond time and cost efficiency, the modular approach also allows De Tomaso to maintain greater agility in responding to evolving market trends and technological advancements.

Enhancing the De Tomaso brand through strategic partnerships and exclusive merchandise offerings

To elevate the value, visibility, and cultural resonance of the De Tomaso brand, DT Group has established strategic partnerships with globally renowned video game developers and entertainment companies. These collaborations are designed to expand brand presence through immersive digital experiences and high-profile promotional platforms, reinforcing De Tomaso’s relevance in both the automotive and lifestyle spheres. In addition, De Tomaso continues to align with iconic luxury brands across diverse industries to amplify its reach. For example, the brand’s vehicles have been featured in campaigns with premium fashion labels, showcasing the De Tomaso ethos within a broader context of timeless elegance and design.

As part of its brand engagement strategy, De Tomaso has also launched an exclusive European merchandise collection, featuring high-quality apparel—including hoodies, jackets, T-shirts, polo shirts, and caps —each bearing the iconic De Tomaso emblem. This collection is crafted to appeal to collectors and enthusiasts alike, reinforcing the brand’s aspirational identity.

Furthermore, De Tomaso has actively cultivated relationships with influential figures in the automotive world. Through selective placement of the P72 with prominent collectors and celebrity clients, the brand seeks to enhance its credibility, desirability, and positioning within the ultra-luxury segment.

Vehicles

P72

Launched in 2019, P72 stands as the first and flagship model of De Tomaso’s modern era—a bold yet reverent tribute to the legendary P70, originally conceived in the mid-1960s by Alejandro de Tomaso, the founder of De Tomaso, and designed by Peter Brock. Embodying the spirit of that era, the P72 merges classic motorsport inspiration with contemporary engineering, presenting itself as a modern-day classic destined to become timeless.

Visually, the P72 is a masterclass in elegance and proportion. Its flowing silhouette and design cues draw heavily from the P70, invoking a sense of nostalgia and romanticism that harks back to a golden age of mechanical purity. With its analogue-focused approach, the P72 offers an immersive driving experience that celebrates the visceral connection between driver and machine—echoing Alejandro de Tomaso’s original vision and the brand’s rich heritage.

At P72’s core is a bespoke, lightweight carbon-fibre chassis, enveloped by an encapsulating glasshouse that evokes both visual and physical lightness. Performance-wise, the two-seater hypercar is powered by a bespoke 5.0-litre supercharged V8 engine, delivering 700 horsepower and 800 Nm of torque, exclusively paired with a 6-speed manual transmission. This configuration delivers a refined yet thrilling analogue experience, designed to resonate with enthusiasts across generations.

Production of the P72 is strictly limited to 72 units worldwide, underscoring its exclusivity.

P900

Aptly named for its 900 horsepower output, the De Tomaso P900 represents the pinnacle of performance and aerodynamic efficiency, drawing direct inspiration from Le Mans Prototype 1 (LMP1) engineering standards. While pushing the limits of motorsport technology, the P900 remains deeply rooted in De Tomaso’s distinct design DNA—retaining the sculptural beauty and flowing language introduced by its predecessor, the P72.

Conceived as a homage to Alejandro de Tomaso’s enduring passion for motorsport, the P900 is a bold evolution of the brand’s racing pedigree—a modern-day expression of purpose-built performance, fused with elegance and sophistication. The vehicle offers an uncompromising, track-focused experience, designed to replicate the visceral thrill of LMP-style racing in a format tailored for the discerning gentleman driver.

At its heart, the P900 features a naturally aspirated 6.2-litre V12 engine—a high-revving, symphonic powertrain that captures the essence of analogue performance. Beyond its raw capability, the P900 celebrates artisanal craftsmanship and bespoke personalization, with each vehicle tailored to the unique tastes and preferences of its owner.

To elevate the ownership experience, De Tomaso offers exclusive access to the De Tomaso Competizione programme—a factory-run initiative that provides P900 custodians with unparalleled track-day support. This includes a dedicated team of engineers and mechanics for setup, tuning, and vehicle transportation, along with entry into a curated calendar of private racing events, driver development sessions, and global track experiences at some iconic circuits in the world.

With production strictly limited to 18 units worldwide, the De Tomaso P900 is not only a hypercar of extraordinary capability—it is a highly exclusive, collectible symbol of the brand’s ongoing renaissance and racing soul.

Sales and Delivery

DT Group sells its vehicles primarily through its authorized network of dealers and sales agents located in Hong Kong, the Netherlands and the U.S., covering principal markets in Asia, Europe and North America. The U.S. dealer and the Hong Kong sales partner facilitate sales of vehicles on a wholesale model, under which they purchase P72 vehicles from DT Group and subsequently resell them to their end customers. The other local sales agents act as intermediaries between their end customers and DT Group, and the vehicles are directly sold by DT Group to the end customers. These dealers, sales agents and partners are carefully selected based on their market presence, reputation, customer service track record, and commitment to brand standards. DT maintains a close relationship with them and will discuss and formulate marketing plans and activities conducted for De Tomaso in collaboration with each other. DT regularly publishes an official price list, quoted ex works, for its vehicles to all of its dealers, sales agents and partners. DT does not provide financing or leasing services to retail customers or dealers.

Potential customers who are interested in purchasing any De Tomaso vehicles are required to register their interest and provide a brief on their professional and personal background and past and current experience in automotive collection. DT then conducts a vetting process with reference to such brief in order to determine the formal allocation of its vehicles. Upon completion of the vetting process, individual customers with allocations granted are required to enter into a standard purchase agreement, which requires a non-refundable deposit. DT reserves the right to repurchase such vehicles for up to two years after delivery in order to protect the secondary market.

As of the date of this report, all 72 units of the P72 vehicles have been allocated with deposits received, and DT Group has received a strong registration of interest list of over 1,500 applicants for its future product offerings. Delivery of P72 and P900 vehicles to the first batch of customers who have specified their options was expected to take place by the end of 2025.

After-sales Service

DT believes that after-sales service is fundamental to the customers’ experience of quality excellence and continued enjoyment of De Tomaso vehicles. DT’s after-sales service policy includes a comprehensive warranty with a standard 3-year/36,000-mile coverage and global repair and maintenance support through a network of authorized service centers. DT’s authorized dealers also provide after-sales services, including repair and maintenance services, in accordance with DT’s warranty policy and procedures manual. DT will also contract and provide training and support to other qualified repair shops in areas not covered by DT’s authorized dealers (for example, the United Kingdom). Where necessary, DT will provide a “flying doctor” service where DT’s factory mechanics or technicians will personally travel and attend to the vehicle requiring technical support at no extra cost to the customer during the warranty period.

Branding and Marketing

Dealerships

To enhance brand visibility and support the promotion and sales of its vehicles, De Tomaso has established its flagship showroom in the heart of Hong Kong. Operated in collaboration with a trusted sales partner, the showroom serves as a dedicated space for showcasing the De Tomaso range and offering personalized consultations to prospective clients.

Designed to provide an immersive and comfortable environment, the showroom allows customers to finalize bespoke specifications for their vehicles, engaging with the brand in a setting that reflects De Tomaso’s commitment to craftsmanship and exclusivity. Throughout the year, the space also serves as a platform to unveil new models and display client vehicles, reinforcing brand presence and keeping the experience dynamic and engaging.

Strategically located in a region known for its high concentration of ultra-high net worth individuals (UHNWIs), Hong Kong offers a gateway to key clientele in Asia while positioning the brand on a global stage. The flagship showroom not only elevates De Tomaso’s profile within the luxury automotive landscape but also supports long-term customer relationships in one of the world’s most influential luxury markets.

Events

De Tomaso actively participates in a curated calendar of prestigious motorsport and automotive collector events throughout the year, reinforcing its presence within the global enthusiast and collector community. In alignment with its storied heritage, De Tomaso proudly served as the Grid 5 sponsor of Le Mans Classic in both 2022 and 2023—an event that pays homage to endurance racing’s golden era.

At Le Mans Classic, De Tomaso hosted an exclusive program for its P72 clients, offering privileged access and the rare opportunity to experience prototype track drives, deepening engagement with the brand and its performance ethos. These immersive experiences are designed to foster community among De Tomaso custodians while celebrating the brand’s legacy in motorsport.

Looking ahead, De Tomaso continues to strategically evaluate high-profile events across the globe with the goal of expanding brand visibility and creating compelling, dynamic environments to welcome clients, enthusiasts, and supporters.

Merchandise and Licensing

DT Group has entered into licensing agreements with leading video game developers and entertainment companies, granting the use of select intellectual property across automobile-themed video games and film-related merchandise. These partnerships serve to amplify De Tomaso’s visibility in digital and cinematic platforms, introducing the brand to a broader audience through immersive and aspirational experiences.

In parallel, De Tomaso has launched an exclusive merchandise collection in Europe, featuring premium apparel items such as branded hoodies, jackets, T-shirts, polo shirts, and baseball caps—all adorned with the iconic De Tomaso emblem. Beyond clothing, the brand’s lifestyle offerings extend to collectible scale models, branded accessories, and other bespoke items, allowing enthusiasts to connect with the brand beyond the vehicle itself.

Looking ahead, De Tomaso continues to explore strategic collaborations and crossovers with luxury brands that share its values in design, craftsmanship, and lifestyle—expanding its presence within the broader luxury and automotive ecosystem.

Design, Development, Manufacturing and Product Launch

Concept Launch and Vehicle Engineering

A typical production cycle for De Tomaso vehicles starts with concept launch. In this initial stage, DT’s in-house design, engineering and marketing experts collaborate in brainstorming sessions to outline the concept and vision for a new vehicle, and to generate and refine ideas for its appearance, technical features, performance and market positioning. The concept is then incubated and translated into tangible specifications through a vehicle engineering phase, which usually lasts for 24 to 36 months. DT’s engineers and designers collaborate to develop the vehicle’s architecture, including the chassis, powertrain integration, electronics and safety features and other systems. Extensive simulations and computational modelling are conducted by DT’s experts to help refine and optimize the design, ensuring that the new vehicle meets performance and regulatory benchmarks while minimising any future obstacles in production.

Prototype Production

After the completion of vehicle engineering, experiential prototypes of the vehicle are created to allow engineers and designers to critically evaluate the incubated concept from the perspectives of aesthetics, ergonomics and user experience and to test the functionality and the user interface of the vehicle physically. During this 6-month period of prototype production, DT Group partners with an established German engineering specialist in the fields of automobile racing and high-performance cars. The German partner has an advanced engineering and manufacturing facility in Affalterbach, Germany with precision assembly lines and a state-of-the art testing center and it is expected to be able to support DT with an annual production capacity of at least 100 units of vehicles.

Testing, Homologation and Final Validation

The next phase is testing and homologation of the structural components and powertrains of DT’s vehicles, which typically last for 12 months. To ensure that all DT vehicles conform to performance, safety, technical and compliance standards, DT teams up with homologation experts with testing facilities and calibration certifications in this stage to meticulously plan and carry out extensive and rigorous testing on its prototypes, including but not limited to crash tests, endurance tests, as well as safety compliance and emission evaluation. To expand road-legal access and enable broader distribution, DT also pursues partnerships with independent commercial importers for vehicle modification and certification of U.S. safety and emission standards. Based on testing results and feedback, adjustments and refinements may have to be made to the vehicle to address any issues identified during the testing stage. This final validation stage usually takes up to six months and entails tweaking design and structural elements and modifying or enhancing certain features of the vehicle. The goal is to confirm that all systems work harmoniously and ensure that having complied with all quality standards, the vehicle is finally production-ready.

As of the date of this report, DT has secured approval of the Show or Display exemption for P72 in the United States by the U.S. Environmental Protection Agency and the U.S. Department of Transportation’s National Highway Traffic Safety Administration. For the European Union, DT is adopting the Individual Vehicle Approval strategy to align the design of its vehicles with the relevant EU regulations and directives on safety and environmental standards. For the Asian markets, DT is conducting market-specific assessments and navigating each jurisdiction’s applicable regulatory requirements with precision through partnerships with local experts.

Customization and Delivery

Once the vehicle has been validated and approved for production, the focus shifts to customization and delivery. This phase typically lasts for six to 12 months and involves configuring vehicles to meet specific customer preferences which range from material options to intricate paint packages. When the customized vehicle is ready for delivery, logistics are arranged to transport the vehicles to DT’s dealers, wholesalers or directly to end customers on an ex works basis.

Quality Control

DT recognizes that robust quality assurance is essential for regulatory approval and delivering consistent and reliable results to its valued customers. DT is committed to ensuring that all vehicles it designs, manufactures and delivers embody the highest standard of craftsmanship, as well as conforming to stringent safety and performance standards and applicable regulatory requirements. All of its suppliers and service providers in this process are selected based on their quality certifications, technical expertise, financial stability and geographic proximity.

Regulatory compliance plays an important role in DT’s risk management and product assurance framework. DT vehicles must be able to comply with the applicable regulatory requirements in various jurisdictions in order to launch in these markets. DT is fully prepared for the dynamic nature of the regulatory landscapes by engaging experts who are knowledgeable in local regulatory requirements in its relevant markets. Its compliance team is actively and continuously monitoring regulatory changes and devising contingency plans to be implemented to address any challenges ahead. Compliance procedures are also put in place progressively to support the vehicles’ type approval and homologation procedures in the relevant markets.

Product quality assurance is embedded in every stage of production. First, all purchased components undergo quality checks in order to ensure that all the specifications defined in DT’s procurement contracts are fulfilled. DT is also establishing document control and record-keeping systems to ensure the traceability of clear parts, materials, and assemblies and support future audits and regulatory submissions. During the production stage, DT applies multiple rounds of engineering reviews, risk assessments and prototype validation processes in order to ensure that the design intent is upheld. Given the limited number of cars being produced, product assurance during assembly of each of its vehicles is managed through detailed manual checks and continuous hands-on supervision by dedicated experts. DT maintains a practical process for identifying, documenting, and addressing non-conformances. Root cause analysis and corrective action planning are being integrated into its workflow. Going forward, DT intends to introduce more formal in-process inspections and end-of-line testing protocols as its business grows.

Given the nature of product quality assurance as an evolving discipline, DT is continuously reviewing and improving its internal systems and practices against the latest trends, market practice and regulatory landscape and with reference to guidance obtained from various channels, including but not limited to internal evaluation and feedback from customers through its customer engagement team and authorized dealers.

Intellectual Property

DT believes that the integrity of the De Tomaso brand is crucial to its business, and safeguarding its intellectual property rights and ensuring their robustness is fundamental to preserving the reputation and value of the De Tomaso brand and its positioning as a high-end ultra-luxury automotive brand. To this end, as of the date of this report, DT Group has registered more than 200 trademarks and 30 registered designs in relation to its brand, vehicle architecture and systems in various jurisdictions across the globe, including the United Kingdom, the European Union, the United States, and other major markets. DT Group also owns more than 10 domain names as of the date of this report.

Employees

As of the date of this report, DT Group has 28 staff members. The following table illustrates the number of DT Group’s staff categorized by different functions:

Function	Number of staff
Senior management	5
Finance and accounting	3
Sales and marketing	2
Creative	3
Design	2
Engineering	7
Mechanics and technicians	4
Procurement	2
Total	28

Competition

DT Group faces competition primarily from other luxury automotive developers and manufacturers. It competes on the basis of factors including but not limited to brand recognition, heritage and prestige, design and styling, performance and functionalities, driving experience, safety and overall quality. Many of DT Group’s competitors are substantially larger in terms of size of operations and capital with stronger brand recognition and may be able to deploy greater resources to support the development, manufacturing, sales and marketing of their vehicles. Despite its limited scale of production and shorter operating history, DT believes that the longstanding reputation and prestige of the De Tomaso brand among sports cars afficionados, its capability of delivering the highest standard of craftsmanship in the design and manufacturing of high-performance sports cars, its unique combination of the romance of Italian styling and state-of-the-art precision engineering and its strategy of establishing a loyal drivers’ community set it apart from its competitors and give it a competitive edge in the market. DT Group’s sales and marketing strategy has been effective in building brand awareness and fostering customer engagement and loyalty and is expected to allow it to establish a stronger position in the market.

Legal Proceedings

DT Group may from time to time be subject to legal claims and proceedings arising out of its ordinary course of business. Regardless of the outcome, these claims and proceedings may result in substantial costs and diversion of DT’s resources, including its management’s time and attention.

As at the date of this report, DT is not a party to any ongoing legal proceedings that in its management’s opinion would have a material adverse effect on DT Group.

Regulatory Matters

DT Group has a global operation of vehicle manufacturing and sales, and hence its activities are governed by various laws and regulations concerning environmental, health and safety issues across jurisdictions. These laws and regulations dictate various aspects of DT’s vehicles, such as safety, emissions and fuel efficiency standards. For example, DT is required to adhere to standards regarding emissions, waste management and the handling of hazardous materials, in addition to complying with restrictions on environmental pollution. DT Group’s vehicles and their engines must adhere to extensive regulations at regional, national and local levels, as well as industry self-regulations related to vehicle safety.

Currently, DT enjoys certain regulatory exemptions due to its classification as a Small Volume Manufacturer (SVM) or a similar status in many jurisdictions, including the United States, and its approach of pursuing the Individual Vehicle Approval (IVA) process in the European Union. These allow DT Group to benefit from more lenient emissions caps, extended compliance deadlines and relief from zero-emission vehicle production mandates, etc. DT is committed to maintaining substantial compliance with applicable regulations worldwide, continuously monitoring these requirements and adjusting its operations as needed to ensure adherence.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OIO Group

Overview

OIO is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, the Group’s operations are conducted almost entirely through its operating entity incorporated in Singapore, ESA. In late 2024, a subsidiary, ESG Chemicals Sdn. Bhd., was incorporated in Johor for purposes of growing the Group’s business activities in Malaysia.

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

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

	For the year ended December 31,
				Percentage
	2025	2024	Change	Change
	(US$)	(US$)	(US$)	(%)
Revenue	5,831,650	6,099,777	(268,127)	-4.4%
Other income	326,637	427,147	(100,510)	-23.5%
Changes in inventories of finished goods and work-in-progress	(590,514)	215,059	805,573	374.6%
Logistics costs	(916,472)	(642,423)	274,049	42.7%
Operating expenses	(6,019,180)	(3,789,227)	2,229,953	58.8%
Finance expense	(292,656)	(350,145)	(57,489)	-16.4%
Depreciation and amortization	(3,256,147)	(2,720,774)	535,373	19.7%
Loss before income tax	(4,916,682)	(760,586)	4,156,096	546.4%
Income tax credit	155,788	127,329	(28,459)	-22.4%
Net loss	(4,760,894)	(633,257)	4,127,637	651.8%

Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprise the disposal fees it charges its customers for waste collection and disposal services. The Group’s revenue decreased by approximately US$268,000 or -4.4% from approximately US$6.1 million for the year ended December 31, 2024 (“FY2024”) to approximately US$5.8 million for the year ended December 31, 2025 (“FY2025”). The higher revenue in FY2024 was mainly due to approximately US$0.8 million of revenue recognized upon the completion of an agreement to deliver precious metals in FY2024 to an oversea customer. The lower revenue was also attributable to lower waste disposal of solid hazardous wastes in FY2025 which decreased by approximately US$0.2 million (-5.2%) from US$2.5 million to US$2.3 million. The decrease in revenue in FY2025 was somewhat mitigated by higher revenue from treatment and disposal of liquid hazardous wastes and sales of circular products which increased by approximately US$408,000 (28.9%) and US$317,000 (26.5%) respectively compared to the previous financial year.

Other Income

The Group’s other income is mainly comprised of (i) foreign exchange gain, (ii) gain on disposal of plant and equipment and (iii) government grants. The following table sets out the breakdown of other income for the periods indicated:

	For the Year Ended December 31,
				Percentage
	2025	2024	Change	change %
	US$	US$	US$	%
Foreign exchange gain	210,159	251,897	(41,738)	-16.6%
Interest income	20	7	13	185.7%
Government grants	42,728	21,779	20,949	96.2%
Gain on disposal of plant and equipment	73,730	-	73,730	nm
Write-back of deferred underwriting fees payable	-	153,125	153,125	-100%
Others	-	339	(399)	-100%
	326,637	427,147	(100,510)	-23.5%

nm: not meaningful

The Group’s other income decreased by US$100,510 (-23.5%) from approximately US$427,000 for the year ended December 31, 2024 to approximately US$327,000 for the year ended December 31, 2025. The higher other income in prior year was primarily attributable to write-back of deferred underwriting fees of US$153,000 offset by gain on disposal of plant and equipment of US$73,000.

Government grants primarily comprise funding from career conversion programs—designed to transition mid-career professionals into the sustainability sector—alongside wage supplements for the employment of older workers. The increase in FY2025 was mainly due to funds received for the career conversion program which amounted to approximately US$35,000.

Changes in inventories of finished goods and work-in-progress

Changes in the Group’s inventories of finished goods and work-in-progress mainly represents costs and expenses attributable to the provision of its circular products and consists of costs arising from the change in inventory balances, the purchase of inventory and costs related to lab sampling and analysis. Such costs increased by approximately US$806,000 (374.6%) due mainly to lower inventory holding of circular products for sale at year end. In FY2024, The Group secured purchase orders to supply regenerated calcium hydroxide to one of its major customers, STMicroelectronics Pte Ltd. This resulted in higher inventory holding as at the end of FY2024 compared to FY2025.

Logistics Costs

The Group’s logistics costs mainly relate to the collection of waste and the delivery of its circular products. The Group’s logistics costs increased by approximately US$274,000 or 42.7% from approximately US$642,000 for the year ended December 31, 2024 to approximately US$916,000 for the year ended December 31, 2025. This is mainly due to increase in costs of transportation which increased by approximately US$261,000 in FY2025 compared to FY2024. Cost of transportation mainly relates to transportation of wastes from customer sites and to landfill after treatment.

Operating Expenses

Operating expenses increased by US$2.3 million, or 58.8%, to US$6.0 million for the fiscal year ended December 31, 2025, compared to US $3.8 million in 2024. This increase was primarily driven by (i) a $1.2 million increase in employee benefits expense, resulting from the issuance of shares under the Group’s Equity Incentive Plan. This reflects the Group’s commitment to aligning employee interests with long-term shareholder value (ii) $1.1 million increase arising from the expensing of labor costs incurred in maintaining and developing the Company’s solid industrial waste thermal processing and spent catalyst system and the physical-chemical treatment of acid and alkali wastes projects. The increase in labor costs recognized as an expense, rather than capitalized as in prior periods, was primarily due to the nature of the activities undertaken during the year. A larger proportion of such costs related to routine maintenance, operational optimization, and incremental process improvements that did not meet the capitalization criteria under applicable accounting standards. This treatment is consistent with the Group’s accounting policies and reflects a more mature stage of project development, where efforts are increasingly focused on enhancing operational efficiency and reliability. Beyond personnel costs, operating expenses mainly consist of variable and fixed overheads, including disposal and incineration fees, foreign worker levies, equipment rentals, and professional fees. The disposal and incineration fees in FY2025 increased by US$173,000 year-on-year and this was the other main contributor to the higher operating expenses.

Finance Expense

	For the Year Ended December 31,
				Percentage
	2025	2024	Change	change %
	US$	US$	US$	%
Interest expenses:
- Lease liabilities	61,362	53,725	7,637	14.2%
- Borrowings	167,783	249,284	(81,501)	-32.7%
- Loans from Directors	63,511	47,136	16,375	34.7%
	292,656	350,145	-57,489	-9.9%

Finance expense decreased by US$57,000, or 9.9%, from US$350,000 in 2024 to US$293,000 in 2025. This decrease was primarily driven by an $82,000 reduction in interest expense on borrowings, attributable to the maturation of two bank loans during the period. Additionally, the Group benefited from lower interest charges on remaining facilities as a result of the reducing balance method of interest calculation.

Amortization

The Group’s amortization expense in FY2025 increased by approximately US$515,000 (46.1%) mainly due to a higher intangible assets balance at the end of the financial year.

Net Loss

As a result of the foregoing, the Group’s net loss after taxation for the year ended December 31, 2025 increased by approximately US$4.1 million (>100%) from approximately US$0.6 million to approximately US$4.7 million as compared with the same period last year.

Non-GAAP Measures

EBITDA

The Group defines EBITDA as net income (loss) before interest, taxes and depreciation and amortization.

For the years ended December 31, 2025 and 2024, EBITDA consisted of the following:

	For the Year Ended December 31,
				Percentage
	2025	2024	Change	change %
	US$	US$	US$	%
Loss before income tax	(4,916,682)	(760,586)	(4,156,096)	546.4%
Finance expense	292,656	350,145	(57,489)	-16.4%
Depreciation and amortization	3,256,147	2,720,774	535,373	19.7%
EBITDA	(1,367,879)	2,310,333	(3,678,212)	-159.2%

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

Liquidity and Capital Resources

OIO was incorporated in the Cayman Islands as a holding company and it did not have active business operations as of December 31, 2024. The Group’s consolidated assets and liabilities, consolidated revenue and net income are primarily the operation results of its subsidiary in Singapore. The Group has another operating subsidiary in Malaysia, ESG Chemicals Sdn Bhd (“ESGC”), that commenced operations in December 2024. ESGC’s contribution to the Group’s operating results were not significant in the financial years ended December 31, 2025 and 2024. In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, the Group has financed its operations primarily through the (i) issuance of Ordinary Shares, (ii) cash generated by operations, (iii) loans from Shareholders and Directors and (iv) borrowings from banks. The Group has no other debt instruments other than those stated here.

As of December 31, 2025, the Group’s working capital was approximately negative US$8.4 million, a decrease of approximately US$1.4 million (20.2%) compared to the working capital of FY2024. The Group’s cash and cash equivalents as of December 31, 2025 amounted to approximately US$534,000, and it has current assets of approximately US$2.0 million and current liabilities of US$10.3 million. The negative working capital was mainly due to bank loan balances of approximately US$3.5 million as current liabilities, other creditor balance of US$3.0 million and loans from shareholders and directors amounting to US$1.1 million and US$1.3 million respectively. Loans from shareholders are interest-free whilst loans from Directors bear interest of 6% per annum.

Interest rates for the Group’s borrowings range from a fixed rate of 2% and 2.5% per annum to a floating rate of up to 2% above the lending bank’s cost of funds on a reducing balance basis. The Group’s treasury policy is to maintain controls on all exposures, to adhere to stringent counterparty credit standards, and to actively monitor marketplace exposures.

The capital expenditure contracted for as of December 31, 2025 and 2024 but not recognized in the financial statements were approximately US$62,000 and US$1.3 million respectively.

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

Cash Flows for the Years Ended December 31, 2025 and 2024

The following summarizes the key components of the Group’s cash flows for the years ended December 31, 2025 and 2024:

	For the Year Ended
	December 31,
	2025	2024
	(US$)	(US$)
Net cash generated from/(used in) operating activities	311,823	(3,041,938)
Net cash used in investing activities	(2,246,280)	(2,019,272)
Net cash generated from financing activities	1,707,628	5,329,331
Net (decrease)/increase in cash and bank balances	(226,829)	268,121

Operating Activities

For the year ended December 31, 2025, the Group exercised better working capital management and generated approximately US$0.3 million from its operating activities. For the year ended December 31, 2024, approximately US$3.0 million was used for the Group’s operating activities. This was mainly due to the settlement of deferred underwriting fees amounting to approximately US$2.6 million and settlement of trade and other payables consisting mainly of contract liabilities of approximately US$1.1 million. Higher trade receivables and inventory balances as at December 31, 2024 also contributed to the net cash used in operating activities although this was partially offset by the adjustments for the depreciation of property, plant and equipment and the amortization of intangible assets of approximately US$2.7 million.

Investing Activities

Net cash used in investing activities for the years ended December 31, 2025 and 2024 were approximately US$2.2 million and US$2.0 million respectively. These were primarily attributable to (i) the purchase property, plant and equipment amounting to approximately US$1.2 million (2024: US$305,000), and (ii) the addition of intangible assets amounting to approximately US$1.1 million (2024: US$1.7 million).

Financing Activities

During FY2025, the Company received US$2 million (2024 : US$7.5 million) in funds raised from shares subscription and issuance. Additionally, the Company received US$0.9 million and US$0.4 million from shareholders’ loan and directors’ loan respectively. The cash inflow was offset by repayment of bank borrowings, interest, payments for share issuance expenses and lease repayments amounting to approximately US$1.7 million, resulting in net cash provided by financing activities of approximately US$1.7 million.

During the year ended December 31, 2024, the Group issued shares to investors and received US$7.5 million in funds raised. This cash inflow was offset by repayment of bank borrowings, amounts owing to shareholders and directors, interest, payments for share issuance expenses and lease repayments amounting to approximately US$2.1 million resulting in net cash generated by financing activities of approximately US$5.3 million.

Trade Receivables

The Group’s trade receivables increased by approximately US$170,000 from US$684,000 as of December 31, 2024 to approximately US$854,000 as of December 31, 2025.

The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated:

	For the Year Ended
	December 31,
	2025	2024
	(US$)	(US$)
Less than 30 days	15,415	96,741
30 to 90 days	82,452	20,412
More than 90 days	67,165	-
	165,032	117,153

As of December 31, 2025, the Group’s trade receivables that are past due but not impaired amounted to approximately US$165,000. These trade receivables were all subsequently settled as of date of this report.

The following table sets out the Group’s average trade receivables turnover days for the periods indicated:

Average Trade Receivables Turnover Days
As of December 31, 2025	48
As of December 31, 2024	34

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days were 48 and 34 as of December 31, 2025 and 2024, respectively. The increase in the Group’s average trade receivables turnover days as of December 31, 2025 as compared to 2024 was mainly attributable to the increased sales from the provision of waste disposal services to multi-national companies which generally require an average credit term of 60 days.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the 2025 financial year, 60.4% of   the total trade receivables were from three of the Group’s largest customers. In 2024, 76.3% of the total trade receivables were from three of the Group’s largest customers.

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

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

	For the Year Ended December 31,
	2025 (US$)	2024 (US$)
At January 1	47,691	46,768
Foreign exchange adjustment	1,281	923
At December 31	48,972	47,691

Trade Payables

Trade payables represent primarily the Group’s obligations to pay for goods or services that have been engaged in the ordinary course of business from suppliers, including purchases of raw materials and utilities, as well as payment to its logistics providers. The Group is generally granted credit periods ranging from 30 to 60 days.

Trade payables decreased by approximately US$42,000, or 13.8%, during the fiscal year ended December 31, 2025. The decrease was primarily attributable to payments made to logistics service providers, which constitute the Company’s principal trade creditors.

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	For the Year Ended
	December 31,
	2025	2024
	(US$)	(US$)
Current	301,143	221,254
Non-current	1,831,126	1,926,702
	2,132,269	2,147,956

The Group’s lease liabilities (comprising current and non-current liabilities) remained relatively unchanged at US$2.1 million due mainly to reduction in lease liabilities arising from lease repayments was offset by the addition of new leases for acquisition of certificates of entitlements for vehicles.

Capital Commitments

During the years ended December 31, 2025 and 2024, the Group incurred capital expenditures mainly for the procurement of property, plant and equipment. The following table sets out the Group’s capital expenditures contracted for as of December 31, 2025 and 2024 but not recognized in the financial statements:

	As of December 31,
	2025 (US$)	2024 (US$)
Property, plant and equipment	61,709	1,312,753

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

Revenue from contracts with customers

(a) Rendering of services

Revenue from rendering services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

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

Critical accounting estimates and assumptions

(a)	Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s property, plant and equipment as of December 31, 2025 was US$21,471,539 (as of December 31, 2024: US$20,762,483).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as of December 31, 2025 was US$300,258 (as of December 31, 2024: US$440,194).

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

The carrying amount of the Group’s trade receivables as of December 31, 2025 was US$853,668 (as of December 31, 2024: US$683,939).

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

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets as of December 31, 2025 was US$2,434,454 (as of December 31, 2024: US$2,977,311).

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

(f)	Incremental borrowing rate applied in the measurement of lease liabilities

The Group determines the incremental borrowing rate (“IBR”) applied in the measurement of lease liabilities where the interest rate implicit in the lease cannot be readily determined. The IBR represents the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. In determining the IBR, management makes assumptions and judgements with reference to observable market data, the Group’s credit risk profile, lease term, and currency of the lease. The carrying amount of the lease liabilities at the reporting date is US$2,132,269 (2024: US$2,147,956).

(g)	Inputs and valuation method used in determining the fair value of leasehold land and building

The fair value of leasehold land and building is determined by management with reference to independent professional valuations carried out by external valuers. The valuation is performed using the market comparison approach and/or income approach, whereby significant unobservable inputs include estimated market rental rates, capitalization rates, and discount rates applied to projected future cash flows. Management exercises judgement in determining the appropriateness of the valuation methodology adopted and in assessing the reasonableness of key inputs and assumptions applied by the independent valuers. A change in any of the key assumptions used could result in a significant change to the fair value measurement. The carrying amount of the leasehold land and building at fair value at the reporting date is US$15,964,489 (2024: US$15,823,299).

Emerging Growth Company Status

OIO is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the Group is eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as OIO remains an emerging growth company, it will not be required to, among other things:

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

OIO will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the closing of the Business Combination, (ii) the last day of the fiscal year during which OIO has total annual gross revenue of at least US$1.07 billion, (iii) the date on which OIO is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of its Ordinary Shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of its most recently completed second fiscal quarter, and (iv) the date on which OIO has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

OIO has taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Among those advantages, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. OIO has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, OIO, as an emerging growth company, can defer adopting the new or revised standard until the later of the two application dates. As a result, the information that OIO provides here may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find OIO’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

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

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2025, if the Singapore dollar interest rates had increased/decreased by 0.5% (at December 31, 2024: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$15,474 (2024: US$16,504) as a result of higher/lower interest expense on these borrowings.

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

The Company’s bank borrowings are subject to certain financial covenants imposed by lending institutions. One of the banks’ covenants requires the Company to maintain a gearing ratio of 1.3 at all times and net tangible asset of US$2.2 million. The gearing ratio is calculated as the ratio of total bank borrowings to tangible net worth, where tangible net worth comprises paid-up capital and revenue reserves, excluding intangible assets. Adjusted tangible net worth is defined as paid-up capital plus revenue reserves, loans owing by the company to its group company and related companies, amount due to its directors and/or shareholders, excluding intangibles, loans and/or investments by the company in its group company and related companies, amount due from its directors and/or shareholders. As of December 31, 2025, the Company’s gearing ratio was not in compliance with the aforementioned covenant. The breach provides the lenders with the right to demand immediate repayment of the outstanding borrowings. In light of this, the Company has classified the relevant borrowings as current liabilities in the consolidated statement of financial position as of December 31, 2025, in accordance with applicable accounting standards. The bank has performed its half-yearly review of the Company’s financials and has not made demands for immediate repayment from the lender as of the date of this report. In addition, this bank loan is expected to be fully repaid by end of June 30, 2026.

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

De Tomaso

DT is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on April 21, 2023. As a holding company with no material operations of its own, DT conducts its operations principally through its operating subsidiaries, including DT DE, DT UK, DT HK and DT US.

DT Group is a high-end ultra-luxury automotive group with a rich legacy tracing back to 1959 when the iconic Italian brand was founded by Argentine racing driver Alejandro de Tomaso. Since its reboot in 2019, De Tomaso has established a strong relationship with the active global community of high-end automotive collectors and enthusiasts, particularly within the hypercar sector. Leveraging the experience and expertise of a visionary team led by Choi Sung Fung, or Norman Choi, DT Group has redefined De Tomaso as an ultra-luxury automotive marque, distinguished by high-performance sports cars that merge classically driven design principles with modern engineering. Embracing an analogue-first philosophy and timeless aesthetics, the brand’s revival has resonated deeply with ultra-high net worth individuals worldwide, evidenced by overwhelming demand and a growing global following. To date, DT Group has launched two models of limited-edition sports cars under the “P” series, namely P72 and P900, with targeted delivery of the first batch of vehicles by the end of 2026.

Factors Affecting DT Group’s Performance and Related Trends

DT Group believes that the key factors affecting its performance and financial performance include:

(i) The De Tomaso brand: The De Tomaso brand plays a pivotal role in DT’s financial performance, the preservation of the brand and its exclusivity, which forms part of the brand, depends highly on the design, performance and built quality of DT’s cars, the service provided in DT’s dealer and wholesaler network and the success of various promotional activities, which includes but not limited to, its model launch campaigns and digital presence.

(ii) Ties to the automobile collector and enthusiast community: An important factor in the connection of clients to the De Tomaso brand is its strong relationship with the active global community of automotive collectors and enthusiasts, particularly collectors and enthusiasts of hypercars.

(iii) Competition within the luxury performance car industry: DT competes with other international luxury performance car manufacturers which own and operate well-known brands of high-quality cars, some of which form part of larger automotive groups and may have greater financial resources and bargaining power with suppliers than DT does, particularly in light of DT’s strategy to maintain low production volumes in order to preserve and enhance the exclusivity of its cars.

(iv) Reliance on third-party manufacturing and development partners: DT adopts an asset-light structure in its business operations and relies on a variety of agreements, including those related to research and development, procurement, manufacturing, and engineering entered into with various manufacturing and development partners.

(v) Tax, tariff and fiscal policies: Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for DT’s cars and in turn, its operating results. Changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies could also adversely affect DT’s operating results.

(vi) Global economic conditions: DT’s sales volumes and revenues may be affected by overall general economic conditions. Deteriorating general economic conditions may affect disposable incomes and reduce consumer wealth impacting client demand, particularly for luxury automobiles which may negatively impact DT’s profitability and put downward pressure on its prices and volumes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Our directors and executive officers as of the date of this report are as follows:

Name	Age	Position(s)
Quek Leng Chuang	60	Chief Executive Officer and Chairman
Ho Shian Ching	57	Chief Financial Officer
Law Beng Hui	51	Chief Growth and Sustainability Officer and Director
Anita Pushparani Dorett(1)	59	Independent Director
Lim Boon Yew Gary(1)	52	Independent Director
Yap Chin Yee Richard(1)	60	Independent Director
Ernest Fong(1)	55	Independent Director

(1)	Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Quek Leng Chuang has served as OIO’s Chief Executive Officer and Chairman of the Board since August 2023 and as ESA’s Chief Executive Officer since December 2020. Mr. Quek founded ESA in May 1999 and has since served as its director and chairman since that time. From June 1996 to January 1997, Mr. Quek served as an operations manager of Green Singapore Pte Ltd, a waste paper recycling and industrial commercial solid waste recycling company. From February 1997 to December 1998, Mr. Quek served as an operations engineer at Eco Industrial Environmental Engineering Pte Ltd, an environmental engineering firm with particular focus on solid waste recovery facilities. Mr. Quek was awarded a Singapore Armed Force Scholarship to pursue Engineering in 1986, and subsequently served full time in the Singapore Army as an officer with Elite Infantry Division. He continued service honorably in the reserve till 2016, and attained the rank of Lieutenant Colonel. Mr. Quek received a Bachelor of Engineering (Chemical Engineering) from the National University of Singapore in 1990, and a Master of Business Administration from Leicester University in 1996. We believe Mr. Quek’s wealth of industry experience qualifies him to serve on our Board.

Ho Shian Ching has served as OIO’s Chief Financial Officer since August 2023. From January 2015 to May 2022, Mr. Ho served as the financial controller of ETH Enterprises Pte Ltd, a leading manufacturer of quality timber products. From May 2007 to May 2017, Mr. Ho served as the Chief Financial Officer of Fujian Zhenyun Plastics Industry Co., Ltd (SGX:5KT), a company principally engaged in research and development and manufacturing of plastic pipes and fittings. From January 2005 to February 2007, Mr. Ho served as the group financial controller of China Great Land Holdings Ltd (SGX:D50), an investment holding company. From March 2004 to January 2005, Mr. Ho served as company secretary, director and financial controller of Planet Fitness Co., Pte Ltd, a fitness gym company. From January 2001 to January 2004, Mr. Ho served as the commercial manager of Hanson Building Materials (S) Pte Ltd, a building materials company. From September 1999 to December 2000, Mr. Ho served as the internal auditor for NatSteel Electronics Ltd, a leading electronic manufacturer which offered box-building and related services. From December 1995 to July 1999, Mr. Ho was an external auditor with KPMG LLP, an audit firm, where he primarily performed statutory audits. Mr. Ho is a member of CPA Australia and is a Chartered Accountant of Singapore CA. Mr. Ho received a Bachelor of Commerce from Murdoch University in 1995.

Law Beng Hui has served as OIO’s director and Chief Growth and Sustainability Officer since August 2023 and as ESA’s Chief Growth and Sustainability Officer and director since December 2020 and January 2021, respectively. Mr. Law co-founded NewOil Solutions Pte Ltd in July 2020, a chemical recycling company. Mr. Law is an Internationally Certified Practicing Management Consultant registered with Singapore Business Advisors and Consultants Council (SBACC). He currently sits on the board of consultants for Diageo plc’s carbon neutral whisky distillery investment in China and has taken on various leadership positions at Diageo plc since June 2011. From January 2005 to August 2008, Mr. Law served as regional client services director at Young and Rubicam Brands Ltd, one of the advertising groups owned by WPP plc (LON:WPP), an advertising and media conglomerate. Mr. Law received a Bachelor of Business Administration from the National University of Singapore in 1999 and an Executive Master of Business Administration from INSEAD Business School in 2021. We believe Mr. Law’s extensive experience qualifies him to serve on the Board, including his over 20 years of experience in business strategy, brand portfolio and marketing management at leading consumer packaged goods companies and advertising agencies, working across global and regional markets.

Anita Pushparani Dorett has served as OIO’s independent director since August 2023. Since September 2018, Ms. Dorett has worked with the Investor Alliance for Human Rights, an initiative of the Interfaith Center on Corporate Responsibility. Ms. Dorett took on the leadership role of director of the Investor Alliance since January 2021, providing support to investors on international laws and standards in relation to human rights risks and developing programs, tools and guidance for investors, to inform and advance their responsibility to respect human rights. From January 2015 to June 2017, Ms. Dorett served as Associate General Counsel at International Business Machines Corporation (NYSE:IBM). From October 2009 to December 2014, Ms. Dorett served as legal counsel for Dell Global BV, a computer hardware company, in Singapore and was the global legal lead for Dell Services Business, providing legal advice on regional and global strategy, as well as business planning. From August 1997 to August 2009, Ms. Dorett was employed by British Telecommunications Singapore Pte Ltd, a telecommunications company, as head legal counsel for Southeast Asia and as counsel for mergers and acquisitions in Asia Pacific and Japan. In July 1991, Ms. Dorett qualified as an advocate and solicitor from the Supreme Court of Singapore, and engaged in private legal practice with Wong Partnership. Ms. Dorett received a Bachelor of Laws from the National University of Singapore in 1990 and a Master of Laws from the Columbia University in 2018. We believe Ms. Dorett’s extensive legal experience and tenure serving as legal counsel to multinational corporations qualifies her to serve on the Board.

Lim Boon Yew Gary has served as OIO’s independent director since August 2023. He is presently an Executive Director in Rockpool Capital Limited. Rockpool Capital is a multi-family office licensed by the Securities and Futures Commission in Hong Kong. He manages the various relationships and advises the families on their wealth management matters. Mr. Lim served as an independent advisory director of A.Plus International Corporation Limited from February 2022 to January 2023. In January 2019, Mr. Lim served as an independent non-executive director and chairman of the remuneration committee of ZACD Group Limited (HKG:8313), an integrated real estate asset manager, although he has since stepped down from this role in June 2023 as part of the scheduled rotation of directors of the firm. Since June 2017, Mr. Lim served as a committee member of the Singapore Chamber of Commerce in Hong Kong. During the period from January 2012 to January 2022, Mr. Lim co-founded A.Plus International Corporation Limited, a financial documentation services company, a subsidiary of A.Plus Group Holdings Limited (HKG: 1841). In addition, Mr. Lim served as the assistant general manager of Toppan Vite Limited, a company providing financial printing services, in Hong Kong from August 2002 to December 2012. Mr. Lim received a Bachelor’s of Engineering in Mechanical Engineering (Honors) from Nanyang Technology University in 1999 and a Master’s of Business Administration from University of Chicago, Booth School of Business in 2008. We believe Mr. Lim’s extensive experience as a founder, executive and a director of publicly-traded companies qualifies him to serve on the Board.

Yap Chin Yee Richard has served as OIO’s independent director since August 2023. Since June 2020, Dr. Yap has served various board roles with HCA Hospice Care, a charity organization that provides palliative care to patients. Since October 2020, Dr. Yap has served as a council member and a member of the finance and investment committee of Dyslexia Association of Singapore, a charity association that provides learning support for learning differences students. From July 2019 to February 2020, Dr. Yap served in Deloitte Consulting LLP as the subject matter expert on a project for a conglomerate in southeast Asia. From May 2015 to May 2019, Dr. Yap served as chief executive officer of Q Fund Management Ltd., an alternative asset manager licensed under the Securities and Futures Commission of Hong Kong (“SFC”) specializing in fundamental equity investment in Chinese companies, where he oversaw risk, operations, regulatory, and technology matters, and investor relations. From September 2009 to April 2015, Dr. Yap served as managing director of Gemini Capital Ltd., a family office. From March 2009 to September 2009, Dr. Yap served as a consultant of the Bank of China (Hong Kong) Limited (HKG:1988) where he advised the senior management and its board of directors on establishing an offshore asset management business for the group. From April 2008 to January 2009, he served in Nomura International (Hong Kong) Limited as head of structured credit markets in Asia. From August 1994 to March 2008, Dr. Yap served as the managing director of Lehman Brothers and was responsible for sales management in Singapore until December 1999 and in Hong Kong until March 2008. Dr. Yap has obtained licenses for dealing in securities (type 1), advising on securities (type 4), corporate finance (type 6) and asset management (type 9) from the SFC. Dr. Yap further obtained Series 7 qualification from the US National Association of Securities Dealers in 1994. Dr. Yap received a Bachelor of Science in Computer and Information Science from the University of Oregon in 1986, a Master of Business Administration from New York University in 1994 and a Doctor of Business Administration from the City University of Hong Kong in 2018. We believe Dr. Yap’s extensive experience in the banking, investment and charitable giving fields qualifies him to serve on the Board.

Ernest Fong has served as OIO’s independent director since August 2023. Since October 2021, Mr. Fong has been the Asia Pacific CEO of Optimas Capital, an Asian-based Hedge Fund with offices in Hong Kong, Singapore and Taiwan. Mr. Fong joined Credit Suisse in March 1998 and after spending more than 21 years in its Singapore, Taiwan and Hong Kong offices, he retired from Credit Suisse in December 2019. His last position in Credit Suisse was as the Head of Markets Research in Asia Pacific and he was responsible for a team of almost 300 across 14 offices and 12 markets. Prior to Credit Suisse, Mr. Fong was an equity research analyst at Credit Lyonnais Securities Asia from June 1995 to February 1998. Since June 2020, Mr. Fong is also a non-executive director of Vincom Retail, listed in Vietnam, which is part of the Vincom group, the largest privately-owned company in Vietnam. Mr. Fong graduated from National University of Singapore with a Bachelor of Arts degree, majoring in Economics and Statistics. We believe Mr. Fong’s extensive experience in the banking and investment fields qualifies him to serve on the Board.

B.	Compensation

Decisions with respect to the compensation of OIO’s executive officers, including its named executive officers, will be made by the compensation committee of the Board. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

The compensation for OIO’s executive officers has the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits are designed to attract and retain senior management talent. OIO also uses cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

OIO’s named executive officers’ base salaries in effect will continue to be subject to increases made in connection with OIO’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee. For the year ended December 31, 2025, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$558,118. For the year ended December 31, 2024, base salary paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$563,596.

Annual Bonuses

OIO uses annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. An annual bonus amounting to US$47,871 was paid to our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, in the year ended December 31, 2025. In the year ended December 31, 2024, our named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng received an annual bonus of US$37,840.

Other Compensation

OIO continues to maintain various broad-based employee benefit plans similar to those in effect prior to the business combination with Genesis Unicorn Capital Corp. OIO continues to provide its named executive officers with specified perquisites and personal benefits currently provided by OIO prior to the aforementioned business combination. For the year ended December 31, 2025, OIO’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$47,687. For the year ended December 31, 2024, OIO’s contribution to its defined contribution plan for the named executive officers, including Quek Leng Chuang, Ho Shian Ching, Law Beng Hui and Lee Meng Seng, amounted to US$44,884. In addition, Mr Quek Leng Chuang was compensated for acting as the personal guarantor of bank loans to ESA. In FY2025, this amounted to US$65,743 (2024 : US$86,813).

On February 17, 2025, the Group’s Board of Directors approved the Equity Incentive Plan (the “Plan”). The Plan is intended to attract, retain, and motivate employees and directors by providing equity ownership opportunities. During the fiscal year ended December 31, 2025, the Group issued 1,201,821 ordinary shares to certain employees under the Plan. These shares were granted as fully vested. An aggregate of approximately 865,000 Ordinary Shares at a fair market value of US$1.03 were issued to the named executive officers, Quek Leng Chuang, Law Beng Hui, Ho Shian Ching and Lee Meng Seng.

Director Compensation

Non-employee directors of OIO will receive varying levels of compensation for their services as directors and members of committees of the Board. OIO anticipates that director compensation will be determined in accordance with industry practice and standards. OIO’s non-employee directors’ total remuneration for the year ended December 31, 2025 was US$128,000. There were no annual bonuses paid to the non-employee directors. OIO’s non-employee directors’ total remuneration for the year ended December 31, 2024 was US$128,000. There were no annual bonuses paid to the non-employee directors.

C.	Board Practices

Board of Directors

The Board consists of six directors, including four independent directors, namely Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong. A director is not required to hold any shares in OIO to qualify as a director.

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

Nominating and Governance Committee

Anita Pushparani Dorett, Lim Boon Yew Gary, Yap Chin Yee Richard and Ernest Fong serve as members of the nominating and governance committee of OIO (the “Nominating and Governance Committee”). Anita Pushparani Dorett serves as the chair of the Nominating and Governance Committee. Each of the members of the Nominating and Governance Committee satisfies all independence requirements under the applicable rules and regulations of the SEC and Nasdaq.

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

Terms of Directors and Officers

OIO’s officers are appointed by and serve at the discretion of the Board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his or her death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

D.	Employees

As of December 31, 2025, OIO had 63 full-time employees, all of whom are based in Singapore.

The following table sets forth the number of its employees by function as of December 31, 2025.

Function:
Management	4
Operations – Office staff	8
Operations – workers	36
Engineering	5
Finance	2
HR & Admin	3
Sales & Marketing	2
Laboratory	3
Total	63

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors; and

●	all executive officers and directors of the Company as a group.

The beneficial ownership of ordinary shares of the Company is based on 348,022,108 Ordinary Shares issued and outstanding as of April 27, 2026 after the RSS and Acquisition.

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

Name and Address of Beneficial Owner	Number of Shares	Percentage of Shares
Five Percent or Greater Holders:
FTAG Asset Management Limited (1)	76,554,284	22.0%
Sung Fung (Norman) Choi (2)	235,130,275	67.6%

Directors and Executive Officers(3):
Quek Leng Chuang	1,088,007	*
Law Beng Hui	449,637	*
Ho Shian Ching	62,182	*
Lim Boon Yew Gary	4,444	*
Ernest Fong	149,257	*
Anita Pushparani Dorett	4,444	*
Yap Chin Yee, Richard	0	*
All Directors and Executive Officers as a group (7 individuals)	1,757,971	*

* Less than 1%.

(1)	The address of FTAG Asset Management Limited is Level 15(A1), Main Office Tower, Financial Park Labuan, Jalan Merdeka, Federal Territory of Labuan, Labuan 87000

(2)	The address of Sung Fung (Norman) Choi is 26/F Prosperity Tower, 39 Queen’s Road Central, Central, Hong Kong

(3)	Unless otherwise indicated, the business address of each of our officers and directors is 101 Tuas South Avenue 2, Singapore 637226.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B.	Related Party Transactions

We entered into agreements with our officers and directors to provide contractual indemnification. We also purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

As of December 31, 2025, ESA has bank borrowings of US$3.5 million from which are secured by, among others, a guarantee by a director of the Group, namely Mr. Quek Leng Chuang in his personal capacity.

Upon the closing of the Business Combination, the Company entered into employment agreements with each of its executive officers. The Company also entered into director agreements with each of its directors and indemnification agreements with each of its directors and executive officers.

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

Our Ordinary Shares and Public Warrants are listed on the Nasdaq Capital Market under the symbols “OIO” and “OIOWW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares and Public Warrants are listed on the Nasdaq Capital Market under the symbols “OIO” and “OIOWW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this report, the authorized share capital of the Company was $300,000, comprising of 1,000,000,000 Ordinary Shares with a par value of $0.0003 per share. As of April 24, 2026, there were 348,022,108 Ordinary Shares outstanding. There were also 9,317,331 warrants outstanding, each exercisable to purchase one Ordinary Share at a price of $34.50 per full share.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The following includes a summary of the terms of the Ordinary Shares based on our Amended and Restated Memorandum and Articles of Association and Cayman Islands law. According to our Amended and Restated Memorandum and Articles of Association, the authorized share capital is US$300,000 divided into 1,000,000,000 Ordinary Shares of par value of US$0.0003 each.

General. OIO’s authorized share capital is US$300,000 divided into 1,000,000,000 Ordinary Shares, with a par value of US$0.0003 each. All of OIO’s issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. OIO may not issue share to bearer. OIO’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares.

In connection with the Acquisition, the Company sought and obtained shareholder approval for a reverse share split (the “RSS”) at an extraordinary general meeting held on June 10, 2025. Pursuant to such approval, the Company’s authorised share capital was to be restructured from US$300,000 divided into 3,000,000,000 ordinary shares with a par value of US$0.0001 each to US$300,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.0003 each, effected by way of a consolidation of every three (3) issued and unissued ordinary shares into one (1) ordinary share.

On April 24, 2026, the RSS was effected and the Acquisition was concurrently completed. Subsequently, the Company commenced trading on the Nasdaq Capital Market under the ticker symbol “OIO.”

Dividends. Subject to the Companies Act and our Amended and Restated Articles of Association and except as otherwise provided by the rights attached to any OIO’s shares, OIO’s directors may resolve to pay dividends and other distributions on OIO’s shares in issue and authorise payment of the dividends or other distributions out of the funds of OIO lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which OIO’s directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realised or unrealised profits of OIO, out of the share premium account or as otherwise permitted by law.

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

Transfer of Ordinary Shares. Subject to the restrictions in our Amended and Restated Articles of Association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by OIO’s Board of Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

If the Ordinary Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Amended and Restated Articles of Association on terms that one cannot be transferred without the other, the OIO’s directors shall refuse to register the transfer of any such ordinary share without evidence satisfactory to them of the like transfer of such right, option or warrant.

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

Inspection of Books and Records. Holders of Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of OIO’s list of shareholders or its corporate records. However, OIO will provide its shareholders with annual audited financial statements.

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

Private Placements

On March 27, 2024, the Company entered into a Share Purchase Agreement dated March 27, 2024 with an accredited investor, pursuant to which the Company issued in a private placement an aggregate of 3,333,333 Ordinary Shares to the investor at a purchase price of US$0.75 per share. The initial closing occurred on March 28, 2024, pursuant to which the investor purchased 666,667 Ordinary Shares for an aggregate purchase price of US$500,000. The second and final closing under the purchase agreement took place on April 3, 2024 pursuant to which the investor purchased 2,666,667 Ordinary Shares. The Company received gross proceeds of US$2,500,000 in the private placement. The Company agreed to use 85% of the net proceeds received from the private placement for working capital and general corporate purposes and the remaining 15% to pay outstanding professional fees.

On August 21, 2024, the Company entered into a Share Purchase Agreement with certain accredited investors named therein, pursuant to which the Company issued in a private placement an aggregate of 4,600,000 Ordinary Shares to the investors at a purchase price of US$0.87 per share. The closing of the private placement occurred on August 22, 2024 and the Company received gross proceeds of US$4,002,000. For a period of three months following the closing date, Mr. Samuel Wu, one of the investors, was granted the right to purchase up to an aggregate of 1,147,127 additional Ordinary Shares on the same and terms and conditions set forth in the purchase agreement (the “Second Closing Option”). On September 30, 2024, the Second Closing Option was exercised and the Company accordingly issued and sold to such investor an additional 1,147,127 Ordinary Shares for gross proceeds to the Company of US$998,000.

On January 17, 2025, the Company entered into a Share Purchase Agreement with certain accredited investors named therein, pursuant to which the Company may issue in a private placement an aggregate of 12,500,000 Ordinary Shares to the investors at a purchase price of US$2.40 per share. The first closing of the private placement occurred on January 18, 2025 pursuant to which the Company issued 125,000 Ordinary Shares and received gross proceeds of US $300,000. The second and third closings under the purchase agreement occurred on November 25, 2025 and April 10, 2026 pursuant to which the Company issued an aggregate of 750,000 Ordinary Shares to the investors for an aggregate purchase price of US$1.8 million. The Company agreed to use approximately 20% of the net proceeds received pursuant to the purchase agreement for working capital and approximately 80% for strategic mergers and acquisitions.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

While the Group’s reporting currency is the U.S. dollar, its sales and purchases are substantially denominated in Singapore dollars. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of the Group’s Singapore dollar revenues, earnings and assets as expressed in the Group’s U.S. dollar consolidated financial statements will decline. The Group does not have a policy to hedge its exposure to foreign exchange risk.

(ii)	Interest Rate Risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At December 31, 2025, if the interest rates had increased/decreased by 0.5% (at December 31, 2024: 0.5%) with all other variables including tax rate being held constant, the loss after tax for the financial year would have been lower/higher by US$15,474 (2024: US$16,504) as a result of higher/lower interest expense on these borrowings.

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

The Company’s bank borrowings are subject to certain financial covenants imposed by lending institutions. One of the banks’ covenants requires the Company to maintain a gearing ratio of 1.3 at all times and net tangible assets of at least US$2.2 million. The gearing ratio is calculated as the ratio of total bank borrowings to tangible net worth, where tangible net worth comprises paid-up capital and revenue reserves, excluding intangible assets. Adjusted tangible net worth is defined as paid-up capital plus revenue reserves, loans owing by the company to its group company and related companies, amount due to its directors and/or shareholders, excluding intangibles, loans and/or investments by the company in its group company and related companies, amount due from its directors and/or shareholders. As of December 31, 2025, the Company’s was not in compliance with the aforementioned covenant. The breach provides the lenders with the right to demand immediate repayment of the outstanding borrowings. In light of the covenant breach, the Company has classified the relevant borrowings as current liabilities in the consolidated statement of financial position as of December 31, 2025, in accordance with applicable accounting standards. The bank has performed its half-yearly review of the Company’s financials and has not made demands for immediate repayment from the lender as of the date of this report. In addition, this bank loan will be fully repaid by end of June 30, 2026.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our executive management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our executive management concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of business conduct and ethics, a code that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as Exhibit 11.2 hereto. This code is publicly available on our website https://ir.oiogroup.co/ at.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, Assentsure PAC, the independent registered public accounting firm the Company. We did not pay any other fees to Assentsure PAC during the periods indicated below.

	Year Ended December 31,
Services	2025	2024
	US$	US$
Audit Fees(1)	147,000	140,000

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Assentsure PAC for any other audit-related and tax fees in each of the fiscal years listed.

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

Effective March 18, 2026, Section 16 of the U.S. Securities Exchange Act of 1934 requires directors and officers of Foreign Private Issuers (“FPI”) to publicly report their ownership and transactions in such securities on SEC Forms 3, 4 and 5, generally within prescribed timeframes. It is intended to promote transparency in insider dealings and to deter improper use of material non-public information, and includes a “short-swing profit” rule that may require disgorgement of profits from matching purchases and sales within a six-month period. As OIO is an FPI, the Company is subject to this new requirement.

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

The consolidated financial statements the Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
2.1

Merger Agreement dated November 29, 2022 among Genesis Unicorn Capital Corp. (“GUCC”), Environmental Solutions Group Holdings Limited, OIO Group, ESGH Merger Sub Corp and the shareholder representative (incorporated by reference to Exhibit 1.1 of the Company’s registration statement on Form F-4 (File No. 333-269078), initially filed with the SEC on December 30, 2022).

2.2	Share Purchase Agreement dated February 26, 2025 by and among OIO, De Tomaso Automobili Holdings Limited (“DT”), and the DT shareholders named therein (incorporated by reference to Exhibit 2.1 to OIO’s report of foreign private issuer on Form 6-K filed with the SEC on February 27, 2025).
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Company’s registration statement on Form F-1 (File No. 333-278644 ), initially filed with the SEC on April 12, 2024).
4.1	Specimen of ordinary share certificate of the Company (incorporated by reference to Exhibit 4.1 to OIO’s Form 20FR12B filed on August 8, 2023).
4.2	Specimen of warrant certificate of the Company (incorporated by reference to Exhibit 4.2 to OIO’s Form 20FR12B filed on August 8, 2023).
4.3	Warrant Agreement (incorporated by reference to Exhibit 4.1 of GUCC’s current report on Form 8-K filed with the SEC on February 17, 2022).
8.1	List of Principal Subsidiaries (incorporated by reference to Exhibit 8.1 to OIO’s annual report on Form 20-F filed with the SEC on April 29, 2025).
10.1	Share Purchase Agreement dated March 27, 2024 (incorporated by reference to Exhibit 10.1 to OIO’s report of foreign private issuer on Form 6-K filed with the SEC on April 1, 2024).
10.2	Share Purchase Agreement dated August 21, 2024 (incorporated by reference to Exhibit 10.1 to OIO’s report of foreign private issuer on Form 6-K filed with the SEC on August 23, 2024).
10.3	Share Purchase Agreement dated January 17, 2025 (incorporated by reference to Exhibit 10.1 to OIO’s report of foreign private issuer on Form 6-K filed with the SEC on January 22, 2025).
10.4	OIO Group Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to OIO’s report of foreign private issuer on Form 6-K filed with the SEC on January 15, 2025).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to OIO’s annual report on Form 20-F filed with the SEC on May 16, 2024).
11.2	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.2 to OIO’s annual report on Form 20-F filed with the SEC on April 29, 2025).
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to OIO’s annual report on Form 20-F filed with the SEC on May 16, 2024).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

OIO Group

April 30, 2026	By:	/s/ Quek Leng Chuang
	Name:	Quek Leng Chuang
	Title:	Chief Executive Officer

OIO Group

Annual Report for the Financial Years Ended

December 31, 2025 and 2024

OIO Group

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of OIO Group

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of OIO Group and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Company’s Ability to Continue as a Going Concern

As discussed in Note 2.1 to the financial statements the accompanying consolidated financial statements and notes have been prepared assuming that the Company will continue as a going concern. The Company had net losses of US$4,760,894 and US$633,257 for the years ended 2025 and 2024, respectively. As of December 31, 2025, the Company has net current liabilities of US$8,382,681. These conditions raise doubt about the Company’s ability to continue as a going concern. Management’s outlook regarding these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Singapore

April 30, 2026

PCAOB ID No: 6783

OIO Group

Consolidated Statement of Financial Position

As at December 31, 2025 and 2024

		December 31, 2025	December 31, 2024
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		533,609	634,882
Trade and other receivables	12	1,140,120	1,040,542
Inventories	13	300,258	440,194
		1,973,987	2,115,618
Non-current assets
Property, plant and equipment, net	10	21,471,539	20,762,483
Intangible assets, net	11	2,434,454	2,977,311
Total Non-current assets		23,905,993	23,739,794

Total assets		25,879,980	25,855,412

LIABILITIES
Current liabilities
Trade and other payables	16	6,501,396	4,449,950
Lease liabilities	15	301,143	221,254
Borrowings	17	3,499,706	4,319,182
Tax liabilities		54,423	92,211
Total Current liabilities		10,356,668	9,082,597

Non-current liabilities
Lease liabilities (non-current)	15	1,831,126	1,926,702
Deferred tax liabilities	18	15,000	133,000
Total Non-current liabilities		1,846,126	2,059,702

Total liabilities		12,202,794	11,142,299

Net assets		13,677,186	14,713,113

EQUITY
Share capital	19	13,832	13,616
Accumulated losses		(105,380,079)	(100,619,185)
Other reserves		3,422,799	3,422,799
Share premium reserve	14	99,004,833	97,047,941
Share application reserve		1,240,000	-
Exchange reserves		(555,455)	(123,198)
Revaluation surplus	14	15,931,256	14,971,140
Total equity		13,677,186	14,713,113

OIO Group

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial Years ended December 31, 2025 and 2024

		2025	2024
	Note	US$	US$
Revenue	4	5,831,650	6,099,777

Other income	5	326,637	427,147

Changes in inventories of finished goods and work-in-progress		(590,514)	215,059

Logistics costs		(916,472)	(642,423)

Depreciation of property, plant and equipment		(1,622,290)	(1,602,096)

Amortization of intangible assets		(1,633,857)	(1,118,678)

Employee benefits expense	7	(3,326,187)	(1,388,796)

Finance expense	8	(292,656)	(350,145)

Other operating expenses	6	(2,692,993)	(2,400,431)

Loss before income tax		(4,916,682)	(760,586)

Income tax credit	9	155,788	127,329

Net loss		(4,760,894)	(633,257)

Other comprehensive income :

Items that will not be reclassified to profit or loss

Net surplus on revaluation of leasehold land and buildings		960,116	-

Items that may be reclassified subsequently to profit or loss

Movements in foreign currency translations		(432,257)	-

Total comprehensive loss		(4,233,035)	(633,257)
Loss per share*		(0.34)	(0.07)

*The weighted average number of ordinary shares has been adjusted retrospectively to reflect the impact of the 1-for-3 reverse share split effected on April 24, 2026.

The accompanying notes form an integral part of these consolidated financial statements.

OIO Group

Consolidated Statement of Changes in Equity for the Financial Years ended December 31, 2025 and 2024

				Share	Share
	Share	Revaluation	Exchange	premium	application	Other	Accumulated	Total
	capital	reserve	reserve	reserve	reserve	reserve	losses	equity
	US$	US$	US$	US$	US$	US$	US$	US$

2024
Beginning of financial year	10,892	14,971,140	(123,198)	89,725,052	-	3,422,799	(99,985,928)	8,020,757
Issuance of new shares	2,724	-	-	7,497,276	-	-	-	7,500,000
Share issuance expense	-	-	-	(174,387)	-	-	-	(174,387)
Loss for the year	-	-	-	-	-	-	(633,257)	(633,257)
Balance as of December 31, 2024	13,616	14,971,140	(123,198)	97,047,941	-	3,422,799	(100,619,185)	14,713,113

2025
Beginning of financial year	13,616	14,971,140	(123,198)	97,047,941	-	3,422,799	(100,619,185)	14,713,113
Issuance of new shares	216	-	-	1,997,660	1,240,000	-	-	3,237,876
Share issuance expenses	-	-	-	(40,768)	-	-	-	(40,768)
Net surplus on revaluation of leasehold property	-	960,116	-	-	-	-	-	960,116
Movements in translation reserves	-	-	(432,257)	-	-	-	-	(432,257)
Loss for the year	-	-	-	-	-	-	(4,760,894)	(4,760,894)
Balance as of December 31, 2025	13,832	15,931,256	(555,455)	99,004,833	1,240,000	3,422,799	(105,380,079)	13,677,186

The accompanying notes form an integral part of these consolidated financial statements.

OIO Group

Consolidated Statement of Cash Flows for the Financial Years ended December 31, 2025 and 2024

		2025	2024
	Note	US$	US$
Cash flows from operating activities
Loss before income tax		(4,916,682)	(760,586)

Adjustments for:
- Prepaid forward purchase agreement written-off		-	969
- Write-back of deferred underwriting fees payable		-	(153,125)
- Share compensation expense		1,237,876	-
- Depreciation of property, plant and equipment	10	1,622,290	1,602,096
- Amortisation of intangible assets	11	1,633,857	1,118,678
- Interest income		(20)	(7)
- Interest expense	8	292,656	350,145
- Gain on disposal of property, plant and equipment	5	(73,730)	-
- Foreign exchange adjustments		(198,466)	89,978
		(402,219)	2,248,148
Changes in operating assets and liabilities:
- Trade and other receivables		(98,297)	(190,416)
- Inventories		139,936	(376,010)
- Trade and other payables		674,585	(2,123,660)
- Deferred underwriting fees payable		-	(2,600,000)
Net cash generated from/(used in) operating activities		314,005	(3,041,938)

Cash flows from investing activities
Purchase of property, plant and equipment		(1,200,038)	(304,755)
Proceeds from disposal of property, plant and equipment		73,730	-
Additions to intangible assets		(1,122,174)	(1,714,524)
Interest received		20	7
Net cash used in investing activities		(2,248,462)	(2,019,272)

Cash flows from financing activities
Repayment of bank borrowings		(1,118,278)	(1,380,703)
Proceeds from shares issuance		760,000	7,500,000
Proceeds from shares application		1,240,000	-
Shares issuance expense		(40,768)	(174,387)
Loan from/ (repayment to) shareholders		940,799	(56,063)
Loan from/ (repayment to) directors		436,062	(13,586)
Repayments of lease liabilities		(217,531)	(195,785)
Interest paid		(292,656)	(350,145)
Net cash generated from financing activities		1,707,628	5,329,331

Net (decrease)/increase in cash and bank balances		(226,829)	268,121

Cash and cash equivalents
Effects of exchange rate changes on cash and cash equivalents		125,556	-
Beginning of the financial year		634,882	366,761
End of financial year		533,609	634,882

Reconciliation of liabilities arising from financing activities

		Interest-
		bearing bank
		and other
	Lease liabilities	borrowings	Total
	US$	US$	US$
At January 1, 2024	2,166,806	5,778,479	7,945,285

Changes from financing cash flows:
Repayments of loans from shareholders and directors	-	(69,649)	(69,649)
Repayment of bank loans	-	(1,380,703)	(1,380,703)
Principal element of lease payments	(195,785)	-	(195,785)
Borrowing cost paid	(53,725)	(296,420)	(350,145)
Total change from financing cash flows	(249,510)	(1,746,772)	(1,996,282)

Other changes:
Exchange adjustments	(96,524)	(78,594)	(175,118)
New lease	273,459	-	273,459
Interest expenses	53,725	296,420	350,145
Total other changes	230,660	217,826	448,486

At December 31, 2024	2,147,956	4,249,533	6,397,489

Changes from financing cash flows:
Proceeds from loans from shareholders and directors	-	1,376,861	1,376,861
Repayment of bank loans	-	(1,118,278)	(1,118,278)
Principal element of lease payments	(217,531)	-	(217,531)
Borrowing cost paid	(61,362)	(231,294)	(292,656)
Total change from financing cash flows	(278,893)	27,289	(251,604)

Other changes:
Exchange adjustments	98,382	298,802	397,184
New lease	103,462	-	103,462
Interest expenses	61,362	231,294	292,656
Total other changes	263,206	530,096	793,302

At December 31, 2025	2,132,269	4,806,918	6,939,187

The accompanying notes form an integral part of these financial statements.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General information

OIO Group (“OIO” or the “Company”) is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, OIO conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. (“ESA”) and its subsidiary, ESG Chemicals Sdn Bhd, incorporated in Malaysia.

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

2. Significant accounting policies

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB)

These financial statements have been prepared on a historical cost convention, except for Prepaid forward purchase agreement and leasehold land and buildings which are measured at fair value.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

The financial statements of the Group have been prepared on a going concern basis notwithstanding that the net current liabilities as of December 31, 2025 amounted to approximately US$8.4 million (2024: US$7.0 million). As of December 31, 2025, the Group’s current assets were approximately US$2.0 million and its current liabilities were approximately US$10.4 million. The negative working capital was primarily attributable to current liabilities arising from bank loans of approximately US$3.5 million and loans from Directors and shareholders of approximately US$2.4 million. To date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The Group’s ability to continue as a going concern is largely dependent on its ability to reduce operation costs and grow its revenue to fully utilize its production capacity as well as raising funds from the capital market and loans from shareholders and directors. The Group successfully raised US$2.0 million from private placements to investors during the financial year ended December 31, 2025.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2025 and 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

Contract liabilities

Contract liabilities represent the Group’s obligation to transfer goods or services to customers for which consideration has been received (or is due) from customers in advance of performance. These balances primarily arise from advance payments received from customers for delivery of precious metals such as palladium, platinum and silver.

Contract liabilities are recognized as revenue when the Group satisfies its performance obligations under the terms of the respective contracts, either over time, or at a point in time for when control of goods is transferred to the customer.

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

2. Significant accounting policies (continued)

2.5 Property, plant and equipment

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment other than leasehold land and buildings are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land and buildings are either initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment loss or at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation. Valuations are performed frequently to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Any revaluation surplus is credited to the property revaluation reserve in equity, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in the Statement of Profit or Loss and Other Comprehensive Income, in which case the increase is recognized in the statement of profit or loss.

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

The residual value, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognized in profit or loss when the changes arise.

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

2.14 Provisions

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

2.15 Employee benefits

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

(c)	Equity Incentive Plan

On February 17, 2025, the Group’s Board of Directors approved the Equity Incentive Plan (the “Plan”). The Plan is intended to attract, retain, and motivate employees and directors by providing equity ownership opportunities. During the fiscal year ended December 31, 2025, the Group issued 1,201,821 ordinary shares to certain employees under the Plan. These shares were granted as fully vested. For the year ended December 31, 2025, the Group recognized US$1.2 million in share-based compensation expense, which was included within Employee Benefits Expense as a component of Operating Expenses in the Consolidated Statements of Profit or Loss and Other Comprehensive Income.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

2. Significant accounting policies (continued)

2.16 Currency translation

The financial statements are presented in United States Dollar (“US$”). Our business and operations are primarily conducted in Singapore through our subsidiary, ESA, that is domiciled there. The functional currency of ESA is Singapore Dollars (“SGD”) and transactions in a currency other than SGD (“foreign currency”) are translated into SGD using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

The functional currency of ESGC is Malaysian Ringgit (“MYR”) and transactions in a currency other than MYR (“foreign currency”) are translated into MYR using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in the consolidated statement of profit or loss and other comprehensive income within “Other operating expenses”.

2.17 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

2.18 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.19 Related parties

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

2. Significant accounting policies (continued)

2.19 Related parties (continued)

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity and include:

(a)	That person’s children and spouse or domestic partner;

(b)	Children of that person’s spouse or domestic partner; and

(c)	Dependents of that person or that person’s spouse or domestic partner.

2.20 Fair value measurement

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

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

2. Significant accounting policies (continued)

2.21 Application of amendments to IFRS

In the preparation of the financial statements for the year ended December 31, 2025, the Group has applied the following amendments to IFRSs, for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2025:

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions

(a)	Useful lives of plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s plant and equipment as at December 31, 2025 was US$21,471,539 (2024: US$20,762,483).

(b)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as at December 31, 2025 was US$300,258 (2024: US$440,194).

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

The carrying amount of the Group’s trade receivables as at December 31, 2025 was US$853,668 (2024: US$683,939).

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

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

3. Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions (continued)

(e)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets at the reporting date is US$2,434,454 (2024: US$2,977,311).

(f)	Termination of Forward Purchase Agreement

On March 21, 2024, the Company received a termination notice from Vellar, dated March 14, 2024, pursuant to the Forward Purchase Agreement. Pursuant to the termination notice, Vellar notified the Company that the Valuation Date was March 15, 2024 as a result of the occurrence of a VWAP Trigger Event. On March 22, 2024, the Company and Vellar entered into a Valuation Period Agreement pursuant to which the parties agreed that the Valuation Period concluded at 4:00 p.m. on March 21, 2024 and the Number of Shares as of the Valuation Date was equal to 52,641, calculated as 2,200,000 Shares (the Recycled Shares and Additional Shares) less 2,147,359 Shares (the Number of Shares Adjustment). As 52,641 Shares multiplied by the VWAP of US$0.45 less US$4,400,000 (being the Settlement Amount Adjustment, calculated as the product of the Maximum Number of Shares and US$2.00) is a negative number, neither Vellar nor the Company is liable to the other party for any payment under the Forward Purchase Agreement. As a result of the conclusion of the Valuation Period, the obligations of Vellar and the Company under the Forward Purchase Agreement have been terminated.

(g)	Incremental borrowing rate applied in the measurement of lease liabilities

The Group determines the incremental borrowing rate (“IBR”) applied in the measurement of lease liabilities where the interest rate implicit in the lease cannot be readily determined. The IBR represents the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. In determining the IBR, management makes assumptions and judgements with reference to observable market data, the Group’s credit risk profile, lease term, and currency of the lease. The carrying amount of the lease liabilities at the reporting date is US$2,132,269 (2024: US$2,147,956).

(h)	Inputs and valuation method used in determining the fair value of leasehold land and building

The fair value of leasehold land and building is determined by management with reference to independent professional valuations carried out by external valuers. The valuation is performed using the market comparison approach and/or income approach, whereby significant unobservable inputs include estimated market rental rates, capitalization rates, and discount rates applied to projected future cash flows. Management exercises judgement in determining the appropriateness of the valuation methodology adopted and in assessing the reasonableness of key inputs and assumptions applied by the independent valuers. A change in any of the key assumptions used could result in a significant change to the fair value measurement. The carrying amount of the leasehold land and building at fair value at the reporting date is US$15,964,489 (2024: US$15,823,299).

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

4. Revenue

Revenue classified by type of good or service is as follows:

	2025	2024
	US$	US$
Revenue from:
- Sales of circular products	1,515,665	1,198,610
- Waste disposal services	4,315,985	4,901,167
	5,831,650	6,099,777

The revenue from sales of goods and other service income is recognized based on a point in time.

5. Other income

	2025	2024
	US$	US$
Foreign exchange gain	210,159	251,897
Interest income	20	7
Gain from disposal of motor vehicle	73,730	-
Government grants	42,728	21,779
Write-back of deferred underwriting fees payable	-	153,125
Others	-	339
	326,637	427,147

6. Other operating expenses

	2025	2024
	US$	US$

Foreign worker levy	165,089	173,632
Impairment loss on other receivables	-	49,851
Insurance	158,436	260,787
Professional fees	786,260	633,525
Property tax	112,554	109,326
Rental and storage	309,317	409,145
Utilities	252,894	164,581
Upkeep, repair and maintenance	174,250	131,776
Chemical and incineration fees	522,658	349,769
Bank service charges	12,379	10,846
Nasdaq listing fee	86,000	65,500
Nasdaq listing expenses	52,015	19,364
Others	61,141	22,329
	2,692,993	2,400,431

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

7. Employee benefits expense

	2025	2024
	US$	US$

Salaries, wages and bonuses	3,080,129	2,379,674
Directors’ remuneration	1,024,994	382,598
Directors’ fees	128,000	128,000
Employer’s contribution to defined contribution plans including Central Provident Fund	154,566	153,047
Other short term benefit	60,672	60,001
	4,448,361	3,103,320

Less : Amount capitalized as internal development of intangible assets	(1,122,174)	(1,714,524)
	3,326,187	1,388,796

8. Finance expense

	2025	2024
	US$	US$
Interest expenses:
- Lease liabilities	61,362	53,725
- Borrowings	167,783	249,284
- Loans from directors	63,511	47,136
	292,656	350,145

9. Income tax expense

	2025	2024
	US$	US$

Tax credit attributable to loss is made up of:
- Current income tax	(37,788)	35,671
- Movements in deferred tax liabilities	(118,000)	(163,000)
Tax credit attributable to loss	(155,788)	(127,329)

The tax on loss before income tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax expense as follows:

	2025	2024
	US$	US$

Loss before income tax	(4,916,682)	(760,586)

Tax calculated at tax rate of 17% (2024: 17%)	(835,836)	(129,300)
Effects of:
- Expenses not deductible for tax purposes	465,367	198,675
- Income not subject to tax	(45,126)	(186,647)
- Temporary difference	259,807	(10,057)
	(155,788)	(127,329)

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

10. Property, plant and equipment, net

	Leasehold					Furniture
	land and	Plant and			Motor	and	Construction-
	Buildings[2]	equipment	Machineries	Renovation	vehicles	fittings	in-progress	Total
	USD	USD	USD	USD	USD	USD	USD	USD
2025
Cost
Beginning of financial year	19,537,807	4,066,863	1,213,687	490,239	694,591	132,100	1,198,070	27,333,357
Additions	-	127,387	-	80,241	105,215	2,242	884,953	1,200,038
Disposal	-	-	(397,071)	-	-	-	-	(397,071)
Revaluation	(472,784)	-	-	-	-	-	-	(472,784)
Translation difference	61,215	268,147	38,447	36,083	16,178	10,943	71,094	502,107
End of financial year	19,126,238	4,462,397	855,063	606,563	815,984	145,285	2,154,117	28,165,647

Accumulated depreciation
Beginning of financial year	1,673,694	2,622,248	1,070,773	488,132	587,523	128,504	-	6,570,874
Depreciation charge	955,011	552,125	70,889	9,508	33,415	1,342	-	1,622,290
Disposal	-	-	(397,071)	-	-	-	-	(397,071)
Revaluation	(1,432,900)	-	-	-	-	-	-	(1,432,900)
Translation difference	60,091	186,819	24,311	36,143	12,756	10,795	-	330,915
End of financial year	1,255,896	3,361,192	768,902	533,783	633,694	140,641	-	6,694,108

Net book value
End of financial year	17,870,342	1,101,205	86,161	72,780	182,290	4,644	2,154,117	21,471,539

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

10. Property, plant and equipment, net (continued)

	Leasehold land and buildings[2]	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Construction- in progress	Total
	US$	US$	US$	US$	US$	US$	US$	US$
2024
Cost or valuation
Beginning of financial year	19,264,346	3,762,237	1,213,687	490,239	694,591	131,973	1,198,070	26,755,143
Additions	273,461	304,626	-	-	-	127	-	578,214
End of financial year	19,537,807	4,066,863	1,213,687	490,239	694,591	132,100	1,198,070	27,333,357

Accumulated depreciation
Beginning of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	-	4,968,778
Depreciation charge	941,339	518,321	95,971	602	44,374	1,489	-	1,602,096
End of financial year	1,673,694	2,622,248	1,070,773	488,132	587,523	128,504	-	6,570,874

Net book value
End of financial year	17,864,113	1,444,615	142,914	2,107	107,068	3,596	1,198,070	20,762,483

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class. Details of such leased assets are disclosed in Note 15.

During the financial year, leasehold land and buildings with carrying amount of approximately US$15,964,489 (2024: US$15,823,299) were mortgaged to secure a term loan (Note 17).

2Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

10. Property, plant and equipment, net (continued)

Fair value hierarchy

Independent valuations of the Group’s leasehold land and buildings were performed by CKS Property Consultants Pte Ltd and Edmund Tie & Company (SEA) Pte Ltd for the financial year ended December 31, 2025.

There was no independent valuation of the Group’s leasehold land and buildings conducted for the financial year ended December 31, 2024. The revaluation surplus net of applicable deferred income taxes was credited to revaluation reserve. The following table presents the fair value measurement hierarchy of the Group’s leasehold land and buildings carried at fair value:-

Fair value measurements as at
December 31, 2025 categorized into
		Quoted prices in	Significant
		active markets for	other observable	Significant unobservable
	Fair value at	identical assets	inputs	inputs
	December 31, 2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value
measurement

Leasehold land and buildings:
- Industrial - Singapore	15,964,489	-	15,964,489	-

Fair value measurements as at
December 31, 2024 categorized into
Quoted prices in
		active markets for	Significant other	Significant
	Fair value at	identical assets	observable inputs	unobservable inputs
	December 31, 2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$

Recurring fair value
measurement

Leasehold land and buildings:
- Industrial - Singapore	15,823,299	-	-	15,823,299

During the years ended December 31, 2025 and 2024, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

10. Property, plant and equipment, net (continued)

Reconciliation of fair value measurements categorized within Level 3 of the fair value hierarchy:-

Leasehold land
and buildings
US$

Carrying amount at December 31, 2024	15,823,299
Depreciation charge on revaluation of properties held for own use	(716,450)
Net gain from a fair value adjustment recognized in the consolidated statement of profit or loss and other comprehensive income	960,116
Translation difference	(102,476)
Carrying amount at December 31, 2025	15,964,489

Valuation techniques

The valuation techniques used in the financial years ended December 31, 2025 were consistent with prior years and all leasehold land and buildings’ valuation was determined using a market comparison approach. The fair value of leasehold land and buildings is based on prices for recent market transactions in similar properties and adjusted to reflect the conditions and locations of the Group’s properties. The significant input into this valuation approach is price per square foot, which has been adjusted to reflect the location, size, tenure, age and condition, standard of finishes, use, facilities provided, date of transaction and the prevailing economic conditions.

Below is a summary of the valuation techniques used and the key inputs to the valuation of leasehold land and buildings:-

	Valuation techniques	Significant unobservable inputs	Range or weighted average
			2025	2024
Leasehold land and buildings in Singapore	Market comparison approach	Price per square foot	US$126 to US$156 per square foot	n/a

The fair value measurements are based on the above leasehold land and buildings’ highest and best use, which does not differ from their actual use.

Had the Group’s leasehold land and buildings been carried at cost less accumulated depreciation, the carrying amount of the Group’s leasehold land and buildings as at December 31, 2025 and 2024 would have been approximately US$2,697,921 and US$3,171,013 respectively.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

11. Intangible assets, net

	2025	2024
	US$	US$
Cost
Beginning of financial year	6,064,363	4,349,839
Additions - internal development	1,122,174	1,714,524
Translation differences	146,939	-
End of financial year	7,333,476	6,064,363

Accumulated amortisation
Beginning of financial year	3,087,052	1,968,374
Amortization	1,633,857	1,118,678
Translation differences	178,113
End of financial year	4,899,022	3,087,052

Net book value
End of financial year	2,434,454	2,977,311

12. Trade and other receivables

	2025	2024
	US$	US$
Trade receivables, net
- Non-related parties	853,668	683,939
	853,668	683,939
Non-trade receivables
- Advance payment to suppliers	138,532	119,745
- Deposits	112,367	108,550
- Prepayments	35,553	128,308
	286,452	356,603

	1,140,120	1,040,542

Receivables that are past due but not impaired

The Group had trade receivables amounting to US$165,032 (2024: US$117,153) that were past due at the reporting date but were not impaired. These receivables were unsecured and the analysis of their aging based on their trade date at the reporting date is as follows:

	2025	2024
	US$	US$
Less than 30 days	15,415	96,741
30 to 90 days	82,452	20,412
More than 90 days	67,165	-
	165,032	117,153

The trade receivables and contract assets are subject to the expected credit loss model under the financial reporting standard on financial instruments. At all reporting dates the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. Details of impairment of trade and other receivables are set out in Note 23(b)(ii).

As of December 31, 2025, the Group has made allowance for expected credit loss amounting to US$48,972 (2024: US$47,691).

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

13. Inventories

	2025	2024
	US$	US$
Raw materials	12,685	17,368
Finished goods	287,573	422,826
	300,258	440,194

14. Reserves

(a)	Revaluation surplus

Revaluation surplus represents increases in the fair value of leasehold land and buildings, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

(b)	Other reserve

Other reserve represents members’ deemed contribution arising from reorganization.

(c)	Exchange reserve

The exchange reserve represents:

●	the exchange differences relating to the translation of the Group’s leasehold land and building from the revaluation. The exchange differences are recognized directly in other comprehensive income and accumulated in the exchange reserve. Such exchange differences accumulated in the exchange reserve are reclassified to the consolidated income statement on the disposal of the leasehold land and building.

●	exchange differences arising from the translation of the financial statements of the Company’s subsidiaries whose functional currencies differ from the Company’s reporting currency.

●	For consolidation purposes, the assets and liabilities of foreign subsidiaries are translated into the Company’s reporting currency at the exchange rates prevailing at the balance sheet date, while income and expense items are translated at average exchange rates for the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve within equity.

●

The Company’s foreign currency translation reserve is primarily attributable to its subsidiaries with functional currencies denominated in Singapore dollars while the Company’s reporting currency is U.S. dollars.

(d)	Share premium reserve

The share premium reserve represents the excess amounts paid by shareholders above the par value of the shares issued.

(e)	Share application reserve

Share application reserve represents proceeds received from investors in connection with subscriptions for the Company’s ordinary shares for which the issuance of such shares had not been completed as of the reporting date. The amounts are presented within equity as the Company has received subscription proceeds pursuant to binding agreements and, based on the terms of the arrangements, the Company does not have a contractual obligation to deliver cash or another financial asset, except in limited circumstances where the share issuance does not occur.

Management has evaluated the substance of these arrangements in accordance with IAS 32, Financial Instruments: Presentation, and concluded that the balances meet the definition of equity instruments, as the Company expects to settle the arrangements by issuing a fixed number of its own equity instruments for a fixed amount of cash and has no unconditional obligation to refund the proceeds.

Upon the issuance and allotment of the ordinary shares, the balance in share application reserve will be reclassified to share capital and share premium, based on the par value of the shares issued and the excess over par value. No gain or loss will be recognized upon such reclassification.

As of December 31, 2025, the share application reserve amounted to US$1,240,000 (December 31, 2024: US$Nil). Subsequent to the reporting date, the Company issued 1,550,000 million shares upon satisfaction of customary closing conditions, including, where applicable, regulatory approval.

OIO Group

Notes to the Consolidated Financial Statements for Financial Years ended December 31, 2025 and 2024

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

(a) Carrying amounts

ROU assets classified within property, plant and equipment

	2025	2024
	US$	US$
Carrying amounts
Leasehold land and buildings	1,906,772	2,040,813
Motor vehicles	164,866	89,683
	2,071,638	2,130,496

(b) Depreciation charge during the financial year

	2025	2024
	US$	US$

Leasehold land and buildings	237,642	231,952
Plant and equipment	-	270
Motor vehicles	30,629	40,958
	268,271	273,180

Interest expense

	2025	2024
	US$	US$

Interest expense on lease liabilities	61,362	53,725

(c) Short-term leases

	2025	2024
	US$	US$

Expense relating to short-term leases	309,317	142,441
Repayment of lease principal and interest	278,893	249,510
Total cash outflow for leases	588,210	391,951

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

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

15. Leases – The Group as a lessee (continued)

The Group regularly enters into short-term leases for certain office premises. As at December 31, 2025 and 2024, the portfolio of short-term leases was similar to the portfolio of short-term leases to which the short-term leases expense is disclosed above.

(d) Addition of ROU assets during the financial year ended December 31, 2025 was US$103,462 (2024: US$273,459)

(e) Lease liabilities

	2025	2024
	US$	US$
Current	301,143	221,254
Non-current	1,831,126	1,926,702
	2,132,269	2,147,956

16. Trade and other payables

	2025	December 31, 2024
	US$	US$
Trade payables
- Non-related parties	540,304	305,670
	540,304	305,670

Other payables
- Amount due to shareholders	1,074,331	133,532
- Contract liabilities	785,991	1,009,110
- Amount due to directors	1,333,017	896,955
- Accruals and other payables	2,687,433	2,045,333
- Goods and services tax payable	63,187	43,177
- Withholding tax	17,133	16,173
	5,961,092	4,144,280

	6,501,396	4,449,950

The amounts due to directors are non-trade in nature, unsecured, bear interests at 6% per annum and are repayable on demand. The amounts due to shareholders are non-trade in nature, unsecured, interest-free and are repayable on demand.

The contract liabilities primarily relate to the advance consideration received from customers for unsatisfied performance obligations. The Company recognizes revenue for each respective performance obligation when control of the product or service transfers to the customer and the right to payment becomes unconditional. In 2025, US$NIL (2024: US$974,914) of contract liabilities was recognized as revenue in the profit or loss statement.

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

17. Borrowings

	2025	2024
	US$	US$

Term loan I	38,145	118,558
Term loan IV	-	108,888
Term loan V	-	137,837
Term loan VI	170,353	528,376
Term loan VII	1,264,699	1,573,182
Trade receivables financing	196,433	124,780
Revolving credit	1,830,076	1,727,561
	3,499,706	4,319,182

	2025	2024
	US$	US$
Analysed as :
Non-current portion	-	-
Current portion	3,499,706	4,319,182
	3,499,706	4,319,182

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows :

	2025	2024
	US$	US$
Bank borrowings:
Within one year or on demand	3,499,706	2,928,509

Within a period of more than one year but not exceeding two years	-	1,390,673

	3,499,706	4,319,182

(i)	Term loan I was obtained for refinancing the outstanding loan amount in relation to the leasehold land and building of the Group. This loan is repayable by monthly instalments over a 132 months period commencing July 2015. The interest rates charged were at the bank’s Business Financing Rate (“BFR”) of 5.68% to 5.68% per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024. As of December 31, 2025, the balance of the loan will be fully repaid before the end of the next financial year and is accordingly classified as current liabilities.

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

17. Borrowings (continued)

(ii)	Term loan IV was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5-year period commencing from year 2021. The interest rates charged are 2% per annum on monthly rests. It contains a repayment on demand clause and therefore it was classified as current liabilities as at December 31, 2024. As of December 31, 2025, this loan was fully repaid.

(iii)	Term loan V was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum. It contains a repayment on demand clause and therefore it was classified as current liabilities as at December 31, 2024. As of December 31, 2025, this loan was fully repaid.

(iv)	Term loan VI was obtained for purchasing of machineries for core business operations. This loan is repayable by monthly instalments over a 5-year period commencing from year 2021. The interest rates charged are 2.5% per annum on monthly rests. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024. As of December 31, 2025, the balance of the loan will be fully repaid before the end of the next financial year and is accordingly classified as current liabilities.

(v)	Term loan VII was obtained as a replacement for Term Loan II and also for working capital purposes. This loan is repayable by monthly instalments over a 3-year period commencing year 2023. The interest rates charged are 2% above the Bank’s Cost of Funds. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2024. The balance as of December 31, 2025 is due for full repayment before the end of the next financial year and is accordingly classified as current liabilities. Subsequent to the end of the financial year, the Company refinanced the loan and on January 22, 2026, a notification was sent to redeem Term Loan VII.

(vi)	Revolving credit is obtained for working capital purposes. These loans are repayable 1 to 6 months from the date of each drawdown. The interest rates charged are 2% per annum above the Bank’s Cost of Funds or 2% above the prevailing SIBOR per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as of December 31, 2025 and 2024.

(vii)	The Group has a trade receivables financing agreement with one of its lenders. The arrangement will provide immediate payment of up to 90% of the receivables upon presentation of relevant documents by the Group. The remaining 10% will be paid upon settlement of the receivables by the customer. This arrangement has no recourse and the Group is only liable for unpaid receivables if the non-payment results from, inter alia, fraud, illegality, dispute, misrepresentation, loss of right, title and interests in the receivables, the non-payment constitutes and event not covered by the relevant credit insurance policy or an event which renders the Bank unable to claim the relevant credit insurance policy.

Security granted

The Group’s borrowings are secured by:

(a)	A legal mortgage on the Group’s leasehold land and buildings with net book value of US$15,964,489 (2024: US$15,823,299) (Note 10);

(b)	Several guarantees from a director of the Group in his personal capacity.

18. Deferred taxation

Deferred tax assets and liabilities are offset when there is legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same taxation authority.

	2025	2024
	US$	US$

Net deferred tax liabilities from temporary differences in depreciation of plant and machinery	15,000	133,000

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

18. Deferred taxation (continued)

The movement in deferred tax liabilities (prior to offsetting of balances) during the financial year is as follows:

	2025	2024
	US$	US$

Balance as at beginning of financial year	133,000	296,000
Movements in deferred tax liabilities	(118,000)	(163,000)
Balance as at end of financial year	15,000	133,000

The Company’s deferred tax liabilities in both financial years primarily relate to differences in depreciation useful lives of property, plant and equipment, as well as timing differences arising from accruals and provisions that are recognized in the financial statements in periods different from those in which they are recognized for tax purposes.

19. Share capital

	2025	2024

No. of ordinary shares	14,130,413	13,413,140

The number of shares presented has been adjusted retrospectively to reflect the impact of the 1-for-3 reverse share split effected on April 24, 2026, as if the transaction had occurred at the beginning of the earliest period presented. Prior to giving effect to the reverse share split, the number of shares for the financial years ended December 31, 2025 and 2024 was 42,391,240 and 40,239,419 respectively.

The authorized share capital of OIO in the financial year ended December 31, 2025 was US$300,000 divided into 3,000,000,000 ordinary shares of par value US$0.0001 each. During the year ended December 31, 2025, the Company issued 950,000 shares in private placements and 1,201,821 shares for an employee Equity Incentive Plan.

On April 24, 2026, OIO effected a reverse share split to consolidate 3 shares into 1. The authorized share capital of the Company after the RSS was US$300,000 divided into 1,000,000,000 ordinary shares of par value US$0.0003 each.

In the financial year ended December 31, 2024, the Company issued 315,000 shares (105,000 shares after RSS) as settlement of promissory notes as well as issued 27,241,380 shares (9,080,460 after RSS) in private placements.

20. Related party transactions

(a)	Directors’ remuneration

	2025	2024
	US$	US$
Salaries and bonuses	999,603	359,667
Directors’ fees	128,000	128,000
Interest on loans from Directors	63,511	47,136
Employer’s contribution to the Central Provident Fund	25,391	22,931
	1,216,505	557,734

(b)	Key management personnel compensation

	2025	2024
	US$	US$
Salaries and bonuses	587,666	242,678
Employer’s contribution to the Central Provident Fund	22,296	22,003
	609,962	264,681

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

21. Capital commitments

Capital expenditures contracted for at the end of the reporting period but not recognized in the financial statements are as follows:

	2025	2024
	US$	US$

Property, plant and equipment	61,709	1,312,753

22. Group information

Subsidiaries

The consolidated financial statements of the Group include:

Name of subsidiary	Principal activities	Place of incorporation and business	Effective equity held by the Group
			2025	2024
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte Ltd	Waste management and recycling of industrial wastes	Singapore	100	100

ESG Chemicals Sdn. Bhd.	Warehousing and distribution of circular products	Malaysia	100	100

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

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

The Group’s currency exposure based on the information provided to key management is as follows:

	SGD	USD	CNY	MYR	Total
	US$	US$	US$	US$	US$
December 31, 2025
Financial assets
Cash and cash equivalents	175,174	358,435	-	-	533,609
Trade and other receivables	993,145	142,690	-	4,285	1,140,120
	1,168,319	501,125	-	4,285	1,673,729

Financial liabilities
Trade and other payables	4,287,542	1,323,674	884,953	5,227	6,501,396
Borrowings	3,499,706	-	-	-	3,499,706
Lease liabilities	2,012,832	-	-	119,437	2,132,269
	9,800,080	1,323,674	884,953	124,664	12,133,371
Net financial liabilities	(8,631,761)	(822,549)	(884,953)	(120,379)	(10,459,642)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(8,631,761)	(822,549)	(884,953)	(120,379)	(10,459,642)

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

	SGD	USD	MYR	Total
	US$	US$	US$	US$
December 31, 2024
Financial assets
Cash and cash equivalents	270,772	362,977	1,133	634,882
Trade and other receivables	1,021,680	18,862	-	1,040,542
	1,292,452	381,839	1,133	1,675,424

Financial liabilities
Trade and other payables	3,754,629	683,017	12,304	4,449,950
Borrowings	4,319,182	-	-	4,319,182
Lease liabilities	2,147,956	-	-	2,147,956
	10,221,797	683,017	12,304	10,917,088
Net financial liabilities	(8,929,315)	(301,178)	(11,171)	(9,241,664)

Currency exposure of financial liabilities, net of those denominated in the Company’s functional currency	(8,929,315)	(301,178)	(11,171)	(9,241,664)

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

23. Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

If the USD changes against the SGD by 10% (2024: 10%) respectively with all other variables including tax rate being held constant, the effects arising from the net financial liabilities/assets position will be as follows:

	Increase/(decrease)
	in profit or loss before tax
	2025	2024
	US$	US$
SGD against USD
- strengthened	(863,176)	(892,932)
- weakened	863,176	892,932

MYR against USD
- strengthened	(12,038)	(1,117)
- weakened	12,038	1,117

CNY against USD
- strengthened	(88,495)	-
- weakened	88,495	-

(ii)	Interest rate risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in SGD. As of December 31, 2024, if the SGD interest rates had increased/decreased by 0.5% (2024: 0.5%) with all other variables including tax rate being held constant, the loss before tax for the financial year would have been lower/higher by US$15,474 (2024: US$16,504) as a result of higher/lower interest expense on these borrowings.

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

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables

The Group has applied the simplified approach by using the provision matrix to measure the lifetime ECL for trade receivables and the general approach for other financial assets at amortized cost.

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the financial year ended December 31, 2025, 60.4% of the total trade receivables were from three of the Group’s largest customers. In 2024, 76.3% of total trade receivables were from three of the Group largest customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s payment history and their current ability to pay. In addition, information specific to the customer and pertaining to the economic environment in which the customer operates are also considered. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

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

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

2025

		Gross
	Expected	carrying	Loss
	loss	amount	allowance
	rate	US$	US$

Current (not past due)	0%	688,636	-
Less than 3 months past due	0%	97,867	-
3 months to 6 months past due	0%	67,165	-
More than 6 months past due	100%	48,972	48,972
		902,640	48,972

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

23. Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Impairment of trade receivables (continued)

2024

	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
		US$	US$

Current (not past due)	0%	566,787	-
Less than 3 months past due	3%	120,572	3,420
More than 6 months past due	100%	44,271	44,271
		731,630	47,691

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The movements in loss allowance for trade receivables during the years are as follows:

	2025	2024
	US$	US$
At January 1	47,691	46,768
Foreign exchange adjustment	1,281	923
At December 31	48,972	47,691

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

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

23. Financial risk management (continued)

(c)	Liquidity risk

The table below analyses non-derivative financial liabilities of the Group based on the remaining period from December 31, 2025 and 2024 to the contractual maturity date. The amounts disclosed in the table below are the contractual undiscounted cash flows.

	Less than	Between	More than
	1 year	2 and 5 years	5 years
	US$	US$	US$

At December 31, 2025
Trade and other payables	6,501,396	-	-
Borrowings	3,537,212	-	-
Lease liabilities	386,565	425,416	2,059,641
	10,425,173	425,416	2,059,641

At December 31, 2024
Trade and other payables	4,449,950	-	-
Borrowings	3,039,021	1,407,585	-
Lease liabilities	278,197	452,919	2,040,342
	7,767,168	1,860,504	2,040,342

(d)	Capital risk

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

The Company’s bank borrowings are subject to certain financial covenants imposed by lending institutions. One of the banks’ covenants requires the Company to maintain a gearing ratio of 1.3 at all times and net tangible asset of US$2.2 million. The gearing ratio is calculated as the ratio of total bank borrowings to tangible net worth, where tangible net worth comprises paid-up capital and revenue reserves, excluding intangible assets. Adjusted tangible net worth is defined as paid-up capital plus revenue reserves, loans owing by the company to its group company and related companies, amount due to its directors and/or shareholders, excluding intangibles, loans and/or investments by the company in its group company and related companies, amount due from its directors and/or shareholders. As of December 31, 2025, the Company’s gearing ratio was not in compliance with the aforementioned covenant. The breach provides the lenders with the right to demand immediate repayment of the outstanding borrowings. In light of this, the Company has classified the relevant borrowings as current liabilities in the consolidated statement of financial position as of December 31, 2025, in accordance with applicable accounting standards. The bank has performed its half-yearly review of the Company’s financials and has not made demands for immediate repayment from the lender as of the date of this report. In addition, this bank loan will be fully repaid by end of June 30, 2026.

(e)	Fair value measurements

The notional amounts of financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values.

The fair value of the non-trade balances with the related parties has not been determined as the timing of the expected cash flows of these balances cannot be reasonably determined because of the relationship.

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

23. Financial risk management (continued)

(f)	Warrants

As of December 31, 2025, OIO has 8,625,000 public warrants and 692,331 private warrants. Each warrant entitles the holder to purchase one ordinary share of OIO at an exercise price of US$34.50 per share, on the basis of one share for every three warrants held. No fractional shares will be issued. The warrants will expire five years after the consummation of the Business Combination with GUCC, in August 2028.

OIO may redeem the outstanding warrants (excluding the private warrants that are part of the private units), in whole and not in part, at a price of US$0.03 per warrant:

●	at any time while the warrants are exercisable,
●	upon a minimum of 30 days’ prior written notice of redemption,
●	if, and only if, the last sales price of OIO ordinary shares equals or exceeds US$18 per share for any 20 trading days within a 30 trading day period ending three business days before OIO sends the notice of redemption, and
●	if, and only if, there is a current registration statement in effect with respect to OIO ordinary shares underlying the warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

As of December 31, 2025, none of the warrants have been exercised.

Based on the closing price of warrants as at December 31, 2025 of US$0.10, value of OIO’s total outstanding warrants was approximately US$931,733.

(g)	Financial Instruments by Category

The carrying amounts of the different categories of financial instruments are as follows:

	2025	2024
	US$	US$

Financial assets, at amortised cost	1,487,221	1,434,788
Financial liabilities, at amortised cost	11,267,062	9,891,805

24. New or revised IFRSs not yet adopted

Standard / Amendment	Effective Date (mandatory)	Summary
IFRS 9 & IFRS 7 — Classification and Measurement	1 Jan 2026	Classification/measurement refinements & related disclosures
IFRS 9 & IFRS 7 — Contracts Referencing Nature-dependent Electricity	1 Jan 2026	Targeted PPA/nature-dependent electricity contract guidance
Annual Improvements to IFRS Accounting Standards — Volume 11	1 Jan 2026	Narrow clarifications and consistency improvements
Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures	Effective date has been removed temporarily by the IASB.	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
IFRS 18	1 Jan 2027	Presentation and Disclosure in Financial Statements
IFRS 19	1 Jan 2027	Subsidiaries without Public Accountability : Disclosures
IAS 21	1 Jan 2027	Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)

The directors anticipate that the application of all new and amendments to IFRSs will have no material impact on the financial statements in the foreseeable future.

OIO Group

Notes to the Consolidated Financial Statements for the Financial Years ended December 31, 2025 and 2024

25. Loss per share

Loss per share is computed by dividing net loss by the weighted average number of the Company’s common shares outstanding during the period.

	2025	2024
	US$	US$
Net loss	(4,760,894)	(633,257)
Loss attributable to ordinary shareholders	(4,760,894)	(633,257)

Weighted average number of ordinary shares	13,986,738	8,676,595

Basic and diluted loss per share	(0.34)	(0.07)

Loss per share for all periods presented has been adjusted retrospectively to reflect the impact of the 1-for-3 reverse share split effected on April 24, 2026, as if the transaction had occurred at the beginning of the earliest period presented. Prior to giving effect to the reverse share split, the loss per share based on the pre-split weighted average number of shares for the financial years ended December 31, 2025 and 2024 was $(0.11) per share and $(0.02) per share, respectively.

26. Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on the Group’s reported results of operations, cash flows, or financial position. Specifically, for the fiscal years ended December 31, 2025 and 2024, certain project costs previously classified within plant and equipment have been reclassified to construction-in-progress to better reflect the nature and stage of completion of the underlying assets. In addition, certain line items within the consolidated statements of cash flows have been reclassified to more appropriately reflect the nature of the underlying transactions. In particular, loans from shareholders and directors, previously presented within changes in working capital, have been reclassified to financing activities.

27. Subsequent events

1)	Share issuance

On April 10, 2026, the Company issued 1,675,000 shares (558,333 shares after the reverse share split) at a purchase price of US$0.80 per share pursuant to the Share Purchase Agreement entered into on January 17, 2025.

2)	Business combination – Acquisition of De Tomaso

On February 26, 2025, the Company entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which the Company agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to the Company, the entire issued share capital of DT, for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of the Company, and the DT shareholders shall become shareholders of the Company (the “Acquisition”).

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by the Company at the closing of the Acquisition to the DT shareholders is US$1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of the Company (the “Consideration Shares”) at a deemed issue price of US$1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), the Company shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” stipulates that 36 units of DT vehicles be delivered to and accepted by its customers in the year was not met as at December 31, 2025. The “FY2026 Performance Target” requires 74 units of DT vehicles to be delivered to and accepted by its customers in the year.

On April 21, 2026, the Company received an approval letter from The Nasdaq Stock Market LLC (the “Nasdaq Letter”) in connection with the anticipated closing of the above-mentioned business acquisition of De Tomaso Automobili Holdings Limited (the “Business Combination”) and the listing of the combined company on The Nasdaq Capital Market, subject to the satisfaction of the conditions set forth therein. The Business Combination was consummated on April 24, 2026.

In connection with the closing of the Business Combination, the combined company commenced trading on The Nasdaq Capital Market on April 24, 2026 under the ticker symbol “OIO.”

3)	Reverse share split

In connection with the Acquisition, the Company effected a 1-for-3 reverse share split (the “Reverse Share Split”) on April 24, 2026, immediately prior to the closing of the Business Combination, such that each three issued and outstanding ordinary shares of the Company was combined into one ordinary share.

The Reverse Share Split formed an integral part of the Company’s transaction and listing structuring and was intended to position the combined company to meet Nasdaq’s initial listing requirements at the time of effectiveness, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

